EXECUTION COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

02047987

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

TransForce Inc.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Quebec, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

TransForce Inc.
(Name of Person(s) Furnishing Form)

Common Shares
(Title of Class of Subject Securities)

CUSIP #: 008936
(CUSIP Number of Class of Securities (if applicable))

TOTAL PAGES: 197

Torys LLP
237 Park Avenue
New York, New York 10017
Attention: Andrew J. Beck
(212) 880-6000
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 13, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1. **Home Jurisdiction Documents**

Notice of Special General Meeting of Shareholders to be held on September 12, 2002 (and Letter to Shareholders)
Management Proxy Circular, dated August 8, 2002
Letter of Transmittal and Election Form (Form #1)
Letter of Transmittal and Election Form (Form #2)
Form of Proxy

Item 2 **Informational Legends**

See the Management Proxy Circular, dated August 8, 2002

TRANSFORCE INC.

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 12, 2002

AND

MANAGEMENT PROXY CIRCULAR

with respect to a proposed

TRANSACTION

involving

TRANSFORCE INC.

and

ITS SHAREHOLDERS

August 8, 2002

This Management Proxy Circular and the accompanying materials require your immediate attention. If you are in doubt as to how to deal with these documents or the matters to which they refer, please consult your professional advisors.

TRANSFORCE INC.

August 8, 2002

Dear Shareholder:

The Board of Directors of TransForce Inc. (the "Company") invites you to attend a special general meeting (the "Meeting") of shareholders (the "Shareholders") of the Company to be held at the Hôtel Sheraton Laval, 2440 Autoroute des Laurentides, Laval, Quebec on Thursday, September 12, 2002 at 9 a.m. The Meeting is being held pursuant to an Interim Order issued on August 1, 2002 by the Quebec Superior Court following an application by the Company.

At the Meeting, you will be asked to consider and, if thought advisable, approve a special resolution confirming By-Law No. 2002-A of the Company, unanimously adopted by the Board of Directors on July 31, 2002, so as to amend the Articles of the Company. If adopted, the amendment of the Articles and related agreements (collectively, the "Transaction") will have the effect of converting the Company from a corporate entity into TransForce Income Fund (the "Fund"), an income trust which will make monthly distributions of its available cash to the holders of its units (the "Unitholders").

Under the Transaction, shareholders will indirectly exchange their common shares (the "Common Shares") of the Company for trust units ("Trust Units") of the Fund on a one-for-one basis. As a result, the Company will be an indirect subsidiary of the Fund. Upon completion of the Transaction, the Fund, indirectly through its operating entities, will continue to operate the Company's transportation business and Shareholders will become Unitholders of the Fund, entitled to receive distributions paid by the Fund and to one vote at meetings of Unitholders for each Trust Unit held. **Shareholders will continue to own, indirectly, an economic interest in the Company's transportation business on the same basis as at present.**

Concurrently with the completion of the Transaction, the Fund is proposing to issue additional Trust Units through a public offering by way of a prospectus (the "Public Offering") pursuant to which the Fund expects to raise gross proceeds of approximately $100 million. The net proceeds of the Public Offering will be used to reduce: (i) bank indebtedness incurred in connection with the acquisition of Canpar Transport Ltd. and other recent acquisitions; and (ii) existing long-term debt. The Transaction is conditional upon completion of the Public Offering.

Sprott Securities Inc. ("Sprott") has been retained by the Company as financial advisor to assist the Company in considering and structuring the Transaction and to provide the Board of Directors with independent financial advice with respect to the terms of the Transaction. Based on a number of factors and considerations which are described in more detail in the accompanying Management Proxy Circular, including the anticipated proceeds to be realized from the Public Offering and the expected trading range of the Trust Units after completion of the Public Offering, Sprott has provided the Board of Directors with an initial opinion that the Transaction is fair from a financial point of view to the holders of outstanding Common Shares.

The Board of Directors, based on its own review and consideration of a number of factors, including the initial fairness opinion of Sprott, all of which are described in more detail in the accompanying Management Proxy Circular, has unanimously determined that the Transaction is in the best interests of the Company and fair to the Shareholders and should be placed before the Shareholders for their approval at the Meeting, provided that such approval will become effective only if, among other things, the Board of Directors receives a second fairness opinion from Sprott, prior to the completion of the Transaction and the Public Offering, but after the terms of the Public Offering are known, confirming that the Transaction continues to be fair from a financial point of view to the holders of outstanding Common Shares.

Accordingly, the Board of Directors unanimously recommends that Shareholders vote at the Meeting FOR the special resolution confirming By-Law No. 2002-A, thereby giving effect to the Transaction. The Board of Directors has also been advised by Jolina Capital Inc., the largest shareholder of the Company, that it intends to vote FOR the special resolution confirming By-Law No. 2002-A. Jolina Capital Inc. holds approximately 42% of the Company's outstanding Common Shares.

As a component of the Transaction, Shareholders also have the opportunity to elect to indirectly exchange their Common Shares for: (a) units (the "Tracking Share Units"), each consisting of one share (the "Tracking Shares") and one common share (the "TFI Holdings Common Shares") of a company ("TFI Holdings") which will be an indirect subsidiary of the Fund; or (b) a combination of Trust Units and Tracking Share Units. In addition, those who own their Common Shares through an eligible holding company (a "Holding Company") may elect to indirectly exchange the shares of such Holding Company ("Holding Company Shares") and receive either Tracking Share Units or a combination of Trust Units and Tracking Share Units (the "Holding Company Alternative"). Holders of Tracking Shares will be entitled to receive dividends paid by TFI Holdings, which dividends, to the greatest extent possible, will be equal to distributions paid by the Fund to Unitholders, net of the TFI Holdings income tax payable (at an estimated rate of 35%) on the income earned to make the distribution. Shareholders who elect to receive Tracking Share Units will be entitled, through special voting units ("Special Voting Units"), to one vote at meetings of Unitholders for each Tracking Share held. For certain Shareholders, indirectly exchanging Common Shares for Tracking Share Units or a combination of Trust Units and Tracking Share Units or indirectly exchanging Holding Company Shares of an eligible Holding Company for Tracking Share Units or a combination of Trust Units and Tracking Share Units may, based on their particular tax characteristics, provide for certain tax efficiencies through a deferral of the payment of tax on capital gains realized on the exchange of such Common Shares under the Transaction.

The accompanying Management Proxy Circular contains a detailed description of the Transaction. It also contains details respecting the Company's application to the Quebec Superior Court and the Interim Order issued by the Court. **Please give this material your careful consideration and, if you require assistance, consult your financial, tax, legal or other professional advisors.**

If you are a registered Shareholder, to be represented at the Meeting you must either attend the Meeting in person or date, sign and return the enclosed form of proxy in the enclosed return envelope addressed to CIBC Mellon Trust Company, Stock Transfer Department, 16th Floor, 2001 University Street, Montreal, Quebec H3A 2A6, not later than the last Business Day preceding the day of the Meeting or with the Chairman of the Meeting before the commencement of the Meeting.

Shareholders who elect to receive Trust Units must complete and mail the enclosed Letter of Transmittal and Election Form (printed on yellow paper), together with share certificates representing their Common Shares, to CIBC Mellon Trust Company, P.O. Box 1036, Adelaide Street Postal Station, Toronto, Ontario M5C 2K4 or by hand or courier delivery of same to one of the addresses in Montreal or Toronto set out on the last page of the said Letter of Transmittal and Election Form. **If a Shareholder does not return a Letter of Transmittal and Election Form, the Shareholder will be deemed to have elected to receive Trust Units only.** Shareholders who elect to receive Tracking Share Units or a combination of Trust Units and Tracking Share Units or to proceed under the Holding Company Alternative must complete and return the enclosed Letter of Transmittal and Election Form (printed on blue paper), together with share certificates representing their Common Shares (and Holding Company Shares in the case of an election under the Holding Company Alternative), to the Secretary of the Company, Ms. Josiane-Mélanie Langlois, at 6600 chemin St-François, Montreal, Quebec H4S 1B7, Telephone: (514) 856-7500, Facsimile: (514) 332-9527. Each of the Letters of Transmittal and Election Forms contain other procedural information related to the Transaction and should be reviewed carefully. Because of the requirement for additional procedures and documentation in connection with the exchange of Common Shares or Holding Company Shares for Tracking Share Units or a combination of Trust Units and Tracking Share Units, the Letter of Transmittal and Election Form delivered by persons electing these alternatives must be received by the Fund on or before September 24, 2002. **If a Shareholder or holder of Holding Company Shares seeking to exchange their shares for Tracking Share Units or a combination of Trust Units and Tracking Share Units does not complete the appropriate Letter of Transmittal and Election Form and submit same as set out above on or before September 24, 2002, or if the Fund determines that a particular Holding Company does not qualify to participate in the Transaction pursuant to the Holding Company Alternative, and if the Transaction is approved by the Shareholders and all the other conditions of the Transaction are fulfilled, such Shareholder or holder of Holding Company Shares will be deemed to have elected to receive Trust Units only.**

Shareholders who hold their Common Shares through a broker or other person, or who otherwise do not hold their Common Shares in their own name, should contact that broker or other person for instructions on how to vote in person or by proxy and how to properly complete the appropriate Letter of Transmittal and Election Form.

In closing, I want to once again thank you for your continued support of the Company, and ask for your support at the Meeting.

Yours very truly,

Alain Bédard
Chairman of the Board, President and Chief Executive Officer

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that, pursuant to an interim order (the "Interim Order") of the Quebec Superior Court dated August 1, 2002, a special general meeting (the "Meeting") of the holders (the "Shareholders") of common shares (the "Common Shares") of TransForce Inc. (the "Company") will be held at the Hôtel Sheraton Laval, 2440 Autoroute des Laurentides, Laval, Quebec, on Thursday, September 12, 2002 at 9 a.m. for the following purposes:

1. to consider, and if deemed advisable, to adopt, with or without alteration or modification, a special resolution confirming By-Law No. 2002-A of the Company, in order to amend the Articles of the Company with respect to the Common Shares; the Special Resolution and By-Law No. 2002-A are annexed as **Schedule A** and the Articles of Amendment are annexed as **Schedule B** to the accompanying Management Proxy Circular; and

2. to transact such other business as may properly come before the Meeting or any adjournment thereof.

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is August 8, 2002. Only Shareholders of record as of the close of business on such date will be entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

A Shareholder may attend the Meeting in person or be represented by proxy. Registered Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the enclosed form of proxy, for use at the Meeting or any adjournment thereof. To be effective, proxies must be received by CIBC Mellon Trust Company, Stock Transfer Department, 16th Floor, 2001 University Street, Montreal, Quebec H3A 2A6, not later than the last Business Day preceding the day of the Meeting or with the Chairman of the Meeting before the commencement of the Meeting.

Non-registered Shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided by such broker or other intermediary. Non-registered Shareholders who do not complete and return the materials in accordance with such instructions may lose the right to vote in person or by proxy at the Meeting or any adjournment thereof.

SIGNED at Montreal, Quebec, this 8th day of August, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

Alain Bédard
Chairman of the Board, President and Chief Executive Officer

TABLE OF CONTENTS

TRANSFORCE INC.

MANAGEMENT PROXY CIRCULAR

Special General Meeting of Shareholders
to be held on September 12, 2002

INTRODUCTION

This Management Proxy Circular (the "Proxy Circular") is furnished in connection with the solicitation of proxies by and on behalf of the management of the Company for use at the Meeting and any adjournments thereof. No person has been authorized to give any information or make any representation in connection with the Transaction or any matter to be considered at the Meeting other than those contained in this Proxy Circular and, if given or made, any such information or representation should not be relied upon as having been authorized.

All summaries of, and references to, the Transaction in this Proxy Circular are qualified in their entirety by reference to the complete text of the Articles of Amendment, annexed as **Schedule B** to this Proxy Circular, and to the Reorganization Agreement referred to under "The Transaction — Details of the Transaction — Reorganization Agreement". **Shareholders are urged to carefully read the full text of the Articles of Amendment.**

All capitalized terms used in this Proxy Circular but not otherwise defined herein have the meanings set out under "Glossary of Terms" which begins on page 9. Information contained in this Proxy Circular is given as of July 31, 2002 unless otherwise specifically stated.

COURT APPROVAL

In connection with the Transaction, the Company made the Application for Interim and Final Order to the Quebec Superior Court. The Application for Interim and Final Order was made pursuant to sections 48(7) and 49 of the Act and concerns the adoption of the special resolution confirming By-Law No. 2002-A, which constitutes a compromise between the Company and its Shareholders within the meaning of the Act.

The purpose of the Application for Interim and Final Order is to: (i) ask the Court for an order that the Meeting be summoned (the "Interim Order"); and (ii) if the special resolution confirming By-Law No. 2002-A is approved at the Meeting, ask the Court to sanction the compromise, that is, to sanction the amendment to the Articles of the Company (the "Final Order"). The Application for Interim and Final Order is annexed as **Schedule D** to this Proxy Circular.

The Interim Order, annexed as **Schedule C** to this Proxy Circular, was issued by the Quebec Superior Court, district of Montreal, on August 1, 2002. It provides that, should the special resolution confirming By-Law No. 2002-A be approved by the required vote of three-fourths of the Common Shares represented at the Meeting, the Company will appear in Court for the presentation of the Final Order at 9:00 a.m. on September 17, 2002, in Room 16.10 of the Palais de Justice, 1 Notre-Dame Street East, Montreal, Quebec. The Interim Order also provides that Shareholders who wish to make representations before the Court in relation to the amendment to the Articles of the Company must file an Appearance Form into the Court record and serve it on Heenan Blaikie LLP, the Company's counsel, on or before September 13, 2002. A Notice of Presentation of the Final Order forms part of **Schedule D** to this Proxy Circular.

Shareholders who require assistance with respect to the foregoing should consult their legal advisors.

INFORMATION FOR UNITED STATES SHAREHOLDERS

The Transaction involves securities of a Canadian company and is subject to Canadian disclosure requirements that are different from those of the United States. Financial statements included in this Proxy Circular have been prepared in accordance with Canadian accounting standards and as such may not be comparable to the financial statements of United States companies. None of the Trust Units will be listed for trading on any United States stock exchange.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under the United States federal securities laws, since the Company and the Fund are located in Canada, and the officers and directors of the Company and the Trustee of the Fund are residents of Canada. Shareholders may not be able to sue a Canadian company or trust or its officers, directors or trustee, as applicable, in a Canadian court for violations of the United States securities laws. It may be difficult to compel a Canadian company or trust and their respective affiliates to subject themselves to a United States court's judgment.

The Trust Units have not been registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and will be "restricted securities" within the meaning of the U.S. Securities Act, to the same extent and proportion that the Common Shares exchanged by Shareholders pursuant to the Transaction were restricted securities. Restricted securities may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except pursuant to: (i) an effective registration statement under the U.S. Securities Act; or (ii) an exemption from the registration requirements of the U.S. Securities Act. Shareholders resident in the United States are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

All dollar amounts indicated in this Proxy Circular are expressed in Canadian dollars. Tax considerations applicable to United States Shareholders have not been set out in this Proxy Circular. United States Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Transaction and the election to be made thereunder.

THE SECURITIES DESCRIBED IN THIS PROXY CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROXY CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

FORWARD-LOOKING STATEMENTS

This Proxy Circular contains forward-looking statements which reflect management's expectations regarding TransForce's future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as "anticipate", "believe", "expect", "intend" and similar expressions have been used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk, uncertainties and assumptions. A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. In evaluating these statements, Shareholders should specifically consider various factors, including the risks set out under "Risk Factors". Although the forward-looking statements contained in this Proxy Circular are based upon assumptions which management believes are reasonable, the Company cannot assure Shareholders that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this Proxy Circular, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

SUMMARY

The following is a summary of certain information contained elsewhere in this Proxy Circular, including the schedules hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Proxy Circular or in the schedules hereto, which Shareholders are urged to read in their entirety. For an explanation of certain defined terms, see "Glossary of Terms".

The Meeting

The Meeting will be held on Thursday, September 12, 2002 at 9 a.m. at the Hôtel Sheraton Laval, 2440 Autoroute des Laurentides, Laval, Quebec. See "The Transaction — The Meeting".

The Transaction

The purpose of the Transaction is to convert the Company from a corporate entity into an income trust which will make monthly distributions of its available cash to its Unitholders. Under the Transaction, Shareholders will indirectly exchange their Common Shares for Trust Units on the basis of one Trust Unit for each Common Share so exchanged. Unitholders will be entitled to receive distributions paid by the Fund and to one vote at meetings of Unitholders for each Trust Unit held.

The following is a summary of the Articles of Amendment and related agreements (collectively, the "Transaction") as they affect the interests of Shareholders and related entities, which summary is qualified in its entirety by the more detailed description referred to under the heading "The Transaction — Details of the Transaction":

(i) all of the issued and outstanding Common Shares will be converted to New Shares by way of a "compromise" between the Company and the Shareholders pursuant to sections 48(7) and 49 of the Act;

(ii) under the terms and conditions attaching to the New Shares, if a Shareholder so elects by sending a notice to the Exchange Agent in prescribed form by the prescribed deadline, or if a Shareholder does not provide the said notice to the Exchange Agent (or alternative notice to the Secretary of the Company), on the Closing Date all of the right, title and interest in each New Share held by such Shareholder will automatically be exchanged with TFI Holdings for a TFI Holdings Note, in a dollar amount equal to the aggregate fair market value of the New Shares held by such Shareholder;

(iii) the TFI Holdings Note will automatically be exchanged for an OT Note; and

(iv) the OT Note will automatically be exchanged for that number of Trust Units which have an aggregate fair market value equal to the dollar amount of the TFI Holdings Note.

As a result, by way of example, if a Shareholder currently holds 100 Common Shares, the Shareholder will receive 100 Trust Units.

On the Closing Date, each of the foregoing steps will occur automatically until each of the steps is completed and the Transaction is effective.

Alternatively, as a component of the Transaction, Shareholders may elect, in certain circumstances, to indirectly exchange their Common Shares for Tracking Share Units of TFI Holdings or a combination of Trust Units and Tracking Share Units. In addition, all of the issued and outstanding Holding Company Shares of a Holding Company that owns Common Shares may, in certain circumstances, be exchanged by Holdco Shareholders for Tracking Share Units or a combination of Trust Units and Tracking Share Units, as set out above. **Use of either of these options by a particular person may have income tax or other consequences to such person which are not described in this Proxy Circular. Any person considering the use of either of these options is urged to consult his or her own legal and tax advisors with respect to the tax consequences and risks associated with electing either of these options.** See "The Transaction — Alternative Elections for Shareholders". **These options are not available to Non-Resident Shareholders, who will be deemed to have elected to exchange their Common Shares for Trust Units only**.

Following the exchanges noted above and various related steps, the Fund, indirectly through TFI Limited Partnership and the Operating Entities, will continue to operate TransForce's transportation business. Based on the number of Common Shares outstanding as at July 31, 2002, upon completion of the Transaction but prior to giving effect to the Public Offering, there will be an aggregate of 51,821,585 Trust Units and Tracking Share Units issued and outstanding, assuming that all outstanding Options are exercised prior to the Closing Date. See "The Transaction — Effect of the Transaction Upon Shareholders".

Public Offering

Concurrently with the completion of the Transaction, the Fund expects to raise gross proceeds of approximately $100 million pursuant to the Public Offering. The price per Trust Unit to be issued pursuant to the Public Offering will be determined in the context of the market through negotiations among the Fund, the Company and the Underwriters and will not be finalized until shortly before the filing of the Prospectus.

The net proceeds to the Fund of the Public Offering will be used to reduce: (i) bank indebtedness incurred in connection with the acquisition of Canpar Transport Ltd. ("Canpar") and other recent acquisitions; and (ii) existing long-term debt.

Conditions for Completion of the Transaction

Completion of the Transaction is conditional upon, among other things:

(a) the Special Resolution having received the required approval at the Meeting by the Shareholders;

(b) receipt of the Final Fairness Opinion;

(c) completion of the Public Offering;

(d) certain necessary consents of regulatory authorities and third parties having been obtained, including the listing of the Trust Units on the TSX and the granting by the Court of the Final Order; and

(e) exercise or termination of all outstanding Options.

See "The Transaction — Details of the Transaction — Conditions of the Transaction".

Fairness Opinion

Sprott has provided the Board of Directors with the Initial Fairness Opinion that the Transaction, if completed as contemplated, is fair from a financial point of view to holders of outstanding Common Shares. The Initial Fairness Opinion is annexed as **Schedule E** to this Proxy Circular. The Initial Fairness Opinion is subject to certain assumptions and limitations, including with respect to the Public Offering, and should be read in its entirety. It is a condition of completion of the Transaction that Sprott provide the Final Fairness Opinion prior to the Closing Date but after the terms of the Public Offering are known. See "The Transaction — Fairness Opinion".

Approval and Recommendation of the Board of Directors

The Board of Directors has reviewed the terms of the Transaction and the Initial Fairness Opinion and has unanimously determined that the Transaction is in the best interests of the Company and fair to the Shareholders and has authorized the submission of the Transaction to the Shareholders for approval. Accordingly, the Board of Directors unanimously recommends that Shareholders vote FOR the Special Resolution. See "The Transaction — Approval and Recommendation of the Board of Directors".

Selected Pro Forma Consolidated Financial Information of the Fund

The following selected pro forma consolidated financial information of the Fund has been derived from and should be read in conjunction with the pro forma consolidated balance sheet as at July 20, 2002 and pro forma consolidated statements of earnings of the Fund and notes thereto included in **Schedule F** to this Proxy Circular. The pro forma consolidated financial information of the Fund includes results of Canpar, which was acquired on July 31, 2002, as if the acquisition had occurred at the beginning of the 2002 fiscal year. It also includes results arising from the acquisition of selected assets of Daily Motor Freight Inc., Tri-Line Logistics Division and Japiro Transport Ltd. from their respective dates of acquisition in fiscal year 2002. However, such pro forma consolidated financial information does not include any financial information related to the other acquisitions realized subsequent to the fiscal 2002 year end. The Company currently has a fiscal year end which ends on the last Saturday in April. Following the Closing Date, the Fund will have a December 31 fiscal year end.

	Fifty-two weeks ended July 20, 2002	Twelve weeks ended July 20, 2002	Year ended April 27, 2002
		(unaudited) (in thousands of dollars)	
Pro Forma Consolidated Earnings			
Revenues	$ 604,583	$ 161,179	$ 586,790
Operating expenses	398,043	106,926	383,862
Fixed costs, general and administrative expenses	117,729	30,754	115,420
EBITDA[(1)]	88,811	23,499	87,508
Depreciation of fixed assets	29,245	7,198	28,737
Gain on disposal of fixed assets	(186)	(76)	(130)
Income from continuing operations	59,752	16,377	58,901
Interest	4,278	1,167	4,277
Income from continuing operations before income taxes	55,474	15,210	54,624
Income taxes	550	137	550
Pro forma net income from continuing operations	$ 54,924	$ 15,073	$ 54,074

(1) EBITDA means earnings before interest, income taxes, depreciation and amortization. EBITDA is not an earnings measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers.

Summary of Distributable Cash Flow of the Fund

The following table sets out the cash that would have been available for distribution by the Fund for the twelve month period ended July 20, 2002. It is based on information contained in this Proxy Circular and the Company's estimate of the amounts of certain expenses to be incurred and other items to be recorded by the Fund following the Closing Date, as set out below. It is not a forecast or projection of future results. The actual results of operations of the Fund for any period following the Closing Date will vary from the amounts set out in the following table and such variation may be material.

The Company believes that distributable cash is comprised of pro forma EBITDA, adjusted as set out below:

	Fifty-two weeks ended July 20, 2002
	(unaudited) (in thousands of dollars)
Pro forma EBITDA	$ 88,811
Interest	(4,500)
Sustaining capital expenditures (net of disposal)	(10,000)
Net debt repayment	(1,000)
Income taxes	(550)
Distributable cash flow of the Fund	$ 72,761

Pro forma EBITDA for the 52-week period ended July 20, 2002 is derived from the pro forma consolidated statement of earnings of the Fund. The results arising from the acquisition of selected assets of Daily Motor Freight Inc., Tri-Line Logistics Division and Japiro Transport Ltd. have been consolidated from their respective dates of acquisition, that is,

November 2, 2001, January 30, 2002 and March 25, 2002. The Company believes that, upon completion of the Transaction and the Public Offering, the Fund's distributable cash will be affected by the following items:

(i) ***Interest expense.*** The ongoing annual interest expense on the new $90.0 million credit facilities, of which $53 million would be drawn down, would total approximately $2.4 million, and the interest on the remaining capital leases and other debt, of which an average of $27 million would be outstanding, would total approximately $2.1 million.

(ii) ***Sustaining capital expenditures.*** The Company estimates that net sustaining capital expenditures should total approximately $10.0 million per annum after taking into account the net realizable value of assets being replaced in the normal course of operations.

(iii) ***Net debt repayment.*** Net debt repayment consists of net principal to be repaid under the remaining capital leases, in the amount of $1.0 million.

(iv) ***Income taxes.*** As outlined in the financial statements contained in this Proxy Circular, estimated income and other taxes would total $550,000.

Based on the foregoing, the Company believes that the distributable cash of the Fund would have been $72.8 million for the 52-week period ended July 20, 2002: (i) taking into account the Company's estimate of the amount of certain expenses to be incurred and other items to be recorded by the Fund following the Closing Date; (ii) taking into account Canpar's results; (iii) excluding the contribution arising from the other acquisitions realized after 2002 year end; and (iv) consolidating the results of businesses acquired in fiscal year 2002 only from the respective dates of acquisition. As reflected elsewhere in this Proxy Circular, TransForce has had in the past significant success in acquiring businesses and achieving synergies from integration. The Company believes that the above-referenced acquisitions would contribute positively to EBITDA.

Shareholder Approval

The Interim Order provides that the Special Resolution is required to be approved by at least three-quarters of the votes cast by the Shareholders present in person or represented by proxy at the Meeting. See "The Transaction — Shareholder Approval".

Court Approval

If the Special Resolution is approved at the Meeting in the manner required by the Interim Order, the Company will make an application to the Court for the Final Order at the Palais de justice, 1 Notre-Dame Street East, Montreal, Quebec on September 17, 2002 at 9:00 a.m. or as soon thereafter as counsel may be heard. See "The Transaction — Procedure for the Transaction to Become Effective".

Regulatory Approvals

The Transaction requires the approval of certain regulatory authorities (including the TSX and the Commission des valeurs mobilières du Québec). The Reorganization Agreement provides that these approvals are conditions precedent to the Transaction becoming effective. It is anticipated that the Company or the Fund, as appropriate, will have made application to all such authorities prior to the Closing Date in order to obtain all approvals required with respect to the Transaction. There is no assurance that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to the Company and the Fund.

The Transaction is conditional upon the Trust Units to be issued in connection with the Transaction being approved for listing on the TSX. The Fund has applied to list the Trust Units that may be issued pursuant to the Transaction on the TSX. Listing will be subject to the Fund fulfilling all the listing requirements of the TSX. Following the Closing Date, the Common Shares will be delisted from the TSX. See "The Transaction — Procedure for the Transaction to Become Effective".

Alternative Elections for Shareholders

Pursuant to the Transaction, Shareholders (except for Non-Residents) may elect to indirectly exchange their Common Shares for Tracking Share Units or a combination of Trust Units and Tracking Share Units. In addition, all of the issued and outstanding Holding Company Shares of a Holding Company that owns Common Shares may, in certain circumstances, be exchanged by Holdco Shareholders for Tracking Share Units or a combination of Trust Units and Tracking Share Units, as set out above.

For certain Shareholders, indirectly exchanging Common Shares for Tracking Share Units or a combination of Trust Units and Tracking Share Units or indirectly exchanging Holding Company Shares of an eligible Holding Company for Tracking Share Units or a combination of Trust Units and Tracking Share Units may, based on their particular tax characteristics, provide for certain tax efficiencies through a deferral of the payment of tax on capital gains realized on the exchange of such Common Shares under the Transaction. **Shareholders are cautioned that use of such elections may not be appropriate for all Shareholders and that certain risks are associated with such elections. Use of either of these options by a particular Shareholder may have income tax or other consequences to such Shareholder which are not described in this Proxy Circular. Shareholders who elect to receive Tracking Share Units or a combination of Trust Units and Tracking Share Units will also be responsible for certain costs associated with such an election.** See "The Transaction — Alternative Elections for Shareholders".

The Fund

The Fund is an unincorporated open-ended limited purpose trust established under the laws of the Province of Quebec. The Fund was created for the purpose of acquiring and holding certain investments. At the Closing Date, the Fund will own all of the issued and outstanding Operating Trust Units and OT Notes. See "The Fund".

The Operating Trust

The Operating Trust is an unincorporated open-ended limited purpose trust established under the laws of the Province of Quebec. The Operating Trust was created to invest in securities of entities carrying on, directly or indirectly, transportation and related businesses. At the Closing Date, the Operating Trust will own TFI Holdings Common Shares and TFI Holdings Notes, and certain of the Class B units of TFI Limited Partnership. See "The Operating Trust".

TFI Holdings

TFI Holdings is incorporated under the *Canada Business Corporations Act*. On or before December 31, 2002, the Company will be wound up into TFI Holdings and TFI Holdings will own all of the issued and outstanding units of TFI Limited Partnership, other than those owned by the Operating Trust and the General Partner. See "TFI Holdings" and "TransForce".

TFI Limited Partnership

TFI Limited Partnership is a limited partnership formed under the laws of the Province of Quebec. TFI Limited Partnership will hold, directly or indirectly, all of the outstanding securities of the Operating Entities, which will carry on the transportation business currently conducted by TransForce. See "TFI Limited Partnership".

Certain Canadian Federal Income Tax Considerations

This Proxy Circular contains a summary of the principal Canadian federal income tax considerations which relate to the Transaction and to the holding of Trust Units and/or Tracking Shares and which are generally applicable to Shareholders who are resident in Canada. See "Certain Canadian Federal Income Tax Considerations".

The initial exchange of Common Shares of the Company for New Shares pursuant to the Transaction will be a disposition of the Common Shares for an amount equal to their adjusted cost base or tax cost. No capital gain will arise. The adjusted cost base of the New Shares will be equal to the adjusted cost base of the Common Shares exchanged.

Shareholders who elect to exchange their New Shares indirectly for Trust Units will acquire TFI Holdings Notes and will be considered to have disposed of their New Shares for proceeds equal to the fair market value of the TFI Holdings Notes. Thus, a capital gain or capital loss will result to the Shareholder equal to the amount by which the fair market value of the TFI Holdings Notes exceeds, or is exceeded by, the adjusted cost base of the New Shares to such Shareholder. Shareholders who elect to exchange their New Shares (or shares of a Holding Company if the Holding Company Alternative is used) for Tracking Share Units or a combination of Tracking Share Units and TFI Holdings Notes may file an election under the *Income Tax Act* (Canada) to deem the Shareholder to have disposed of the New Shares for an amount determined by the Shareholder (the "elected amount") which will be considered the proceeds of disposition of the New Shares. The elected amount may not be less than either the adjusted cost base of the New Shares or the fair market value of the TFI Holdings Notes. A capital gain will arise to the extent that the elected amount exceeds the adjusted cost base of the New Shares.

The election to exchange New Shares for Tracking Share Units or a combination of Tracking Share Units and a TFI Holdings Note may provide certain tax advantages to the Shareholder by deferring the realization of an accruing capital gain. The Holding Company Alternative may provide further income tax benefits by allowing for the indirect increase in the adjusted cost base of the New Shares transferred. **These advantages may not be suitable for all Shareholders and any Shareholders contemplating the use of either option should consult with their income tax advisors.**

Unitholders (other than Unitholders who are non-taxable entities such as a registered retirement savings plan) generally will be required to include in computing income the share of income of the Fund allocated to it, to the extent paid or payable to them, either in cash or by the issuance of additional Trust Units. Any amount paid to Unitholders in excess of their share of Fund income (other than certain prescribed amounts) will constitute a reduction in the adjusted cost base of their Trust Units for the purposes of computing any capital gain or capital loss on a subsequent disposition of the Trust Units.

The Trust Units will be qualified investments for trusts governed by certain tax exempt plans and, based on certificates from the Fund, the Operating Trust and the Company, the Trust Units will not constitute foreign property for purposes of the Income Tax Act. The Tracking Shares will not be qualified investments for such tax exempt plans and will constitute "foreign property" under the Income Tax Act.

Pursuant to the Transaction, persons who are Non-Residents are required to exchange their Common Shares for New Shares and further exchange their New Shares indirectly for Trust Units through the acquisition of TFI Holdings Notes.

Non-Canadian Income Tax Considerations

This Proxy Circular does not contain a summary of the income tax consequences of the Transaction or the holding of Trust Units to Shareholders resident outside of Canada. Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Transaction and the election to be made thereunder, including any associated filing requirements, in such jurisdictions.

Risk Factors

Shareholders should be aware that the securities of the Fund described in this Proxy Circular will carry with them a number of risks. See "Risk Factors".

GLOSSARY OF TERMS

"**Act**" means the *Companies Act* (Quebec), as amended, including the regulations promulgated thereunder.

"**affiliate**" or "**associate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Quebec).

"**Application for Final Order**" means the Application for Interim and Final Order and Notice of Presentation of the Final Order, annexed as **Schedule D** to this Proxy Circular.

"**Articles of Amendment**" means the Articles of Amendment pursuant to which the Common Shares will be converted into New Shares, annexed as **Schedule B** to this Proxy Circular, including any amendments or modifications thereto.

"**Board of Directors**" or "**Board**" means the board of directors of the Company or TFI Holdings, as the context requires.

"**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in the City of Montreal, Quebec.

"**Closing Date**" means the date of the closing of the Transaction and the Public Offering, expected to occur in late September 2002.

"**Common Shares**" means the common shares in the share capital of the Company.

"**Company**" means TransForce Inc.

"**Court**" means the Quebec Superior Court.

"**Declaration of Trust**" means the declaration of trust dated as of July 30, 2002 pursuant to which the Fund was created.

"**Distributable Cash**" means all amounts to be distributed to Unitholders in accordance with the Declaration of Trust during any applicable period.

"**Distribution Date**" means, in respect of a Distribution Record Date, the date on which the Trustee is required to make the distribution of Distributable Cash, which date will be the 15th day of the month immediately following such Distribution Record Date or such other date or dates as may be selected or determined from time to time by the Trustee or otherwise in accordance with the Declaration of Trust, provided that the first distribution will be made on or about November 15, 2002.

"**Distribution Record Date**" means, until otherwise determined by the Trustee, the last Business Day of each month.

"**Election Deadline**" means 5:00 p.m. (Montreal time) on September 24, 2002.

"**Exchange Agent**" means CIBC Mellon Trust Company.

"**Fairness Opinions**" means, together, the Initial Fairness Opinion and the Final Fairness Opinion.

"**Final Fairness Opinion**" means the final opinion of Sprott that the Transaction continues to be fair from a financial point of view to the holders of outstanding Common Shares, to be given after the terms of the Public Offering are known and prior to the Closing Date.

"**Final Order**" means the final order of the Court approving the ratification of By-Law 2002-A, including any amendments or modifications thereto.

"**Fund**" means TransForce Income Fund, a trust established under the laws of the Province of Quebec pursuant to the Declaration of Trust.

"**Fund Administration Agreement**" means the agreement to be entered into between the General Partner and the Fund pursuant to which the General Partner will agree to provide certain administrative, support and advisory services to the Fund.

"Fund Assets", at any time, means the monies, property and other assets that are held at such time by the Fund or by the Trustee on behalf of the Fund under the Declaration of Trust including, without limitation:

(a) the amount paid by the settlor of the Fund to the Trustee for the purpose of establishing the Fund;

(b) all funds or property realized from the issuance or sale of Trust Units from time to time or other cash received by the Fund;

(c) any Permitted Investments in which funds may from time to time be invested;

(d) the Operating Trust Units and the OT Notes owned by the Fund;

(e) any proceeds of disposition of any of the foregoing property; and

(f) all income, interest, dividends, return of capital, profit, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

"General Partner" means TransForce Administration Inc., a corporation incorporated under the *Canada Business Corporations Act*, and a wholly-owned subsidiary of the Operating Trust.

"Holdco Shareholder" means a person who is a beneficial owner of Holding Company Shares of a particular Holding Company.

"Holding Company" means a company:

(a) which is incorporated and in good standing under the *Canada Business Corporations Act*, resident in Canada and a taxable Canadian corporation for purposes of the Income Tax Act, with one class of common shares whose conditions and rights are as determined by the Company;

(b) of which no beneficial owner of any of the issued and outstanding shares in its share capital is a Non-Resident;

(c) which has issued a number of common shares of the Holding Company in consideration for the acquisition of New Shares equal to the number of New Shares transferred to the Holding Company;

(d) which has increased the stated capital of its common shares solely for the purpose of obtaining "safe income" of the Company;

(e) for which the Holdco Shareholder has provided evidence satisfactory to the Company and the Fund that the Holding Company Shares are held with proper title, free and clear of encumbrances, that the Holding Company has not had a prior fiscal year end, has no assets other than Common Shares and no liabilities, contingent or otherwise, whatsoever;

(f) in respect of which each of its Holdco Shareholders has validly exercised the Holding Company Alternative by completing and delivering a duly completed Letter of Transmittal and Election Form and such other documents as the Company and the Fund may require in their sole discretion;

(g) which has not entered into any transactions other than those described in (c) and (d) above;

(h) which has delivered the tax returns (both federal and provincial) for the period ending immediately prior to the date of transfer of the Holding Company Shares to TFI Holdings, together with a certified cheque in an amount equal to any provincial capital tax owing; and

(i) which meets such other criteria as may be established by the Company and the Fund in their sole discretion.

“Holding Company Alternative” means the election by Holdco Shareholders who own Common Shares indirectly through a Holding Company to indirectly transfer all of the Holding Company Shares of that Holding Company to TFI Holdings for Tracking Share Units or a combination of Trust Units and Tracking Share Units.

“Holding Company Purchase Agreement” means the purchase agreement in form and substance satisfactory to the Company and the Fund to be entered into among TFI Holdings, a Holdco Shareholder and the Holding Company pursuant to which TFI Holdings will agree to acquire all the Holding Company Shares of such Holding Company pursuant to the Transaction.

“Holding Company Shares” means, in respect of a particular Holding Company, all of the issued and outstanding shares in the share capital of that Holding Company.

“Income Tax Act” means the *Income Tax Act* (Canada) and the regulations enacted thereunder as amended to the date of the Proxy Circular.

“Initial Fairness Opinion” means the opinion of Sprott dated July 31, 2002 that the Transaction is fair from a financial point of view to the holders of outstanding Common Shares, annexed as **Schedule E** to this Proxy Circular.

“Interim Order” means the order of the Court dated August 1, 2002, annexed as **Schedule C** to this Proxy Circular, including any amendments or modifications thereto.

“Letters of Transmittal and Election Forms” means the letters of transmittal and election forms, in the forms enclosed herewith, pursuant to which Shareholders and Holdco Shareholders, as the case may be, may deposit their Common Shares (and Holding Company Shares in the case of an election under the Holding Company Alternative) under the Transaction.

“Limited Partnership Agreement” means the limited partnership agreement governing TFI Limited Partnership.

“Meeting” means the special general meeting of Shareholders to be held on September 12, 2002 and any adjournment thereof to consider and to vote on, among other things, the Special Resolution.

“New Shares” means the shares in the share capital of the Company into which the Common Shares will be converted on a one-for-one basis as a result of the Articles of Amendment.

“Non-Resident” means a non-resident of Canada within the meaning of the Income Tax Act.

“Notice of Meeting” means the notice to the Shareholders of the Meeting, which notice accompanies this Proxy Circular.

“Operating Entities” means the entities which, taken together, will carry on TransForce’s transportation business from the Closing Date, being: (i) Kingsway Transport L.P., TST Solutions L.P., Canpar Transport L.P., TFI Transport 1 L.P. and TFI Transport 2 L.P., each of which is a limited partnership formed under the laws of the Province of Quebec; and (ii) TST Expedited Services Inc., Overland Western International Inc., Overland Express International Inc. and TNT Scheduled Services Inc., each of which is wholly owned by TFI Holdings II Inc.

“Operating Trust” means TFI Operating Trust, a trust established under the laws of the Province of Quebec pursuant to the OT Declaration of Trust and which is wholly owned by the Fund.

“Operating Trust Administration Agreement” means the agreement to be entered into between the General Partner and the Operating Trust pursuant to which the General Partner will agree to provide certain administrative, support and advisory services to the Operating Trust.

“Operating Trust Notes” means, collectively, the OT Notes, Series 2 Notes and Series 3 Notes of the Operating Trust.

“Operating Trust Units” means trust units of the Operating Trust, each such unit representing an equal undivided beneficial interest therein.

“Optionholders” means holders from time to time of Options.

"Option Plans" means, collectively, the Senior Executive Stock Option Plan of the Company adopted in 1996 and the Year 2000 Stock Option Plan of the Company adopted in 2000.

"Options" means the outstanding options to purchase Common Shares pursuant to the Option Plans.

"OT Declaration of Trust" means the declaration of trust pursuant to which the Operating Trust was created.

"OT Notes" means the secured subordinated Series 1 Notes of the Operating Trust issuable pursuant to the Transaction.

"Permitted Investments" means, with respect to the Fund (unless otherwise approved by the Trustee from time to time):

(a) obligations issued or guaranteed by the government of Canada or any province of Canada or any agency or instrumentality thereof;

(b) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institutions the short-term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation, Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

(c) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited, in each case maturing within 180 days after the date of issue; and

(d) obligations or securities issued by the Operating Trust.

"person" means any individual, partnership, association, body corporate, trust, trustee, executor, administrator, legal representative, government, regulatory authority or other entity.

"Prospectus" means the final prospectus of the Fund to be filed with Canadian provincial securities regulators in connection with the Public Offering.

"Proxy Circular" means this Proxy Circular and all schedules hereto.

"Public Offering" means the initial public offering of Trust Units by the Fund, which offering is to close on the Closing Date.

"Record Date" means August 8, 2002.

"Reorganization Agreement" means the reorganization agreement among the Company, TFI Holdings, the Fund, the Operating Trust and the General Partner.

"Shareholders" means the holders from time to time of Common Shares.

"Special Resolution" means the special resolution of the Shareholders to confirm By-Law No. 2002-A, in order to amend the Articles of the Company with respect to the Common Shares, in substantially the form annexed as **Schedule A** to this Proxy Circular, to be considered and voted upon by the Shareholders at the Meeting.

"Special Voting Units" mean the non-transferable special voting units of the Fund to be issued to the holders of Tracking Shares pursuant to the Transaction, which entitle the holders thereof to one vote per Special Voting Unit held.

"Sprott" means Sprott Securities Inc.

"TFI Holdings" means TFI Holdings Inc., a corporation incorporated under the *Canada Business Corporations Act*, and into which the Company will be wound up.

"TFI Holdings Common Shares" means the common shares in the share capital of TFI Holdings.

"TFI Holdings Notes" means the subordinated notes of TFI Holdings issuable pursuant to the Transaction.

"TFI Limited Partnership" means TFI Holdings Limited Partnership, a limited partnership formed under the laws of the Province of Quebec.

"Tracking Share Units" means the units consisting of one TFI Holdings Common Share and one Tracking Share to be issued to Shareholders who elect to receive Tracking Share Units or a combination of Trust Units and Tracking Share Units pursuant to the Transaction, and which may be exchanged for Trust Units.

"Tracking Shares" means the shares of TFI Holdings to be issued to Shareholders who elect to receive Tracking Share Units or a combination of Trust Units and Tracking Share Units pursuant to the Transaction.

"Transaction" means the Articles of Amendment and related agreements involving, among other things, the indirect exchange of Common Shares for, at the election of Shareholders, either Trust Units, Tracking Share Units or a combination of Trust Units and Tracking Share Units.

"Transfer Agent" means CIBC Mellon Trust Company, in respect of the Common Shares and the Trust Units, at its principal office in Montreal, Quebec.

"TransForce" means the Company together with its direct and indirect wholly-owned subsidiaries and interests in partnerships and trusts.

"Trust Units" mean the trust units of the Fund, each trust unit representing an equal undivided beneficial interest therein.

"Trustee" or **"Trustees"** means the trustee or trustees, as the case may be, from time to time of the Fund or the Operating Trust, as the context requires.

"TSX" means the Toronto Stock Exchange.

"Underwriters" means the underwriters of the Public Offering.

"Unitholders" means the holders from time to time of the Trust Units.

"Units" means, collectively, the Trust Units and Special Voting Units.

In this Proxy Circular, words importing the singular number include the plural and vice versa and words importing any gender include all genders. In this Proxy Circular, all references to "dollars" and the symbol "$" are to Canadian dollars, unless otherwise indicated.

THE TRANSACTION

The Meeting

The Meeting will be held on Thursday, September 12, 2002 at 9 a.m. at the Hôtel Sheraton Laval, 2440 Autoroute des Laurentides, Laval, Quebec. The purpose of the Meeting is to consider and, if deemed advisable, to adopt, with or without variation, the Special Resolution confirming By-Law No. 2002-A of the Company, in order to amend the Articles of the Company with respect to the Common Shares. If adopted, the Amendment of the Articles and related agreements (collectively, the "Transaction") will have the effect of converting the Company from a corporate entity into the Fund, an income trust which will make monthly distributions of its available cash to its Unitholders. The Special Resolution and By-Law No. 2002-A are set out as **Schedule A** and the Articles of Amendment are set out as **Schedule B** to this Proxy Circular. The Special Resolution is being considered pursuant to the Interim Order and must be approved by the Court through the Final Order. The Interim Order is annexed as **Schedule C** to this Proxy Circular and the Application for Interim and Final Order and Notice of Presentation of the Final Order is annexed as **Schedule D** to this Proxy Circular.

Shareholder Approval

The Interim Order provides that the Special Resolution is required to be approved by at least three-quarters of the votes cast by the Shareholders present in person or represented by proxy at the Meeting.

Notwithstanding the foregoing, By-Law No. 2002-A authorizes the Board of Directors to repeal the By-Law after its confirmation by the Shareholders but prior to the delivery of a Certificate of Amendment, thereby in effect putting an end to the Transaction. See **Schedule A** to this Proxy Circular for the text of the Special Resolution and By-Law No. 2002-A.

Closing Date

Subject to receipt of the required Shareholder approval at the Meeting and satisfaction of the other conditions described below, including the completion of the Public Offering, the anticipated Closing Date of the Transaction will be in late September 2002. As completion of the Transaction is subject to certain regulatory approvals beyond the control of the parties thereto and to the completion of the Public Offering, it is not possible to specify at this time exactly when the Closing Date will occur. The Reorganization Agreement provides that the Closing Date shall be as soon as possible following receipt of all required approvals and satisfaction of all conditions precedent and that, in any event, the Closing Date may not be later than October 31, 2002 without the consent of the Company and the Fund. It is the objective of the Company to have the Closing Date occur shortly after the Meeting. The Closing Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order and delays in the completion of the Public Offering due to market conditions.

Fairness Opinion

In May 2002, the Company retained Sprott as its financial advisor to assist the Company in considering and structuring the Transaction and to provide the Board of Directors with independent financial advice with respect to the terms of the Transaction. The Company has paid Sprott an initial work fee for such services and has agreed to a further payment based upon the market capitalization of the Fund following completion of the Transaction and the Public Offering.

The Board of Directors has received the Initial Fairness Option from Sprott stating that, in its opinion, as at the date of such opinion, the Transaction, if completed as contemplated, is fair from a financial point of view to the Shareholders. The Initial Fairness Option is annexed as **Schedule E** to this Proxy Circular. The Initial Fairness Opinion is subject to certain assumptions and limitations, including with respect to the Public Offering and should be read in its entirety.

It is a condition to completion of the Transaction that Sprott provide the Final Fairness Opinion after the terms of the Public Offering are known, but prior to the Closing Date, that the Transaction continues to be fair from a financial point of view to the Shareholders.

Approval and Recommendation of the Board of Directors

Background to the Transaction and Deliberations of the Board of Directors

During early 2002, management of the Company conducted a review of TransForce's performance, asset base and future growth prospects and considered various strategic alternatives for enhancing shareholder value and ensuring that the basis for funding the continued growth of TransForce would be available at reasonable cost to TransForce.

In April 2002, after reviewing a variety of alternatives and proposals, management of the Company began to evaluate the benefits that might accrue to the Shareholders if the Company were reorganized into an income trust. On April 24, 2002, the Board of Directors met and received a presentation of management and Sprott outlining various alternatives for the Company, with a view to enhancing shareholder value. One of the alternatives which was considered in principle was the reorganization of the Company into an income trust. The Board of Directors approved the retainer by management of Sprott, as financial advisor, to consider various alternatives associated with this type of reorganization.

Management worked extensively with legal counsel and the Company's accounting and tax advisors from May to July 2002, to consider the legal and taxation issues, the licensing and regulatory requirements and the documentation necessary to complete a restructuring into an income trust structure, in order to permit management and the Board of Directors to review more specific proposals. During this period of time, representatives of management, the Company's legal counsel and Sprott met on numerous occasions to review legal and other requirements for the restructuring, while identifying and reviewing issues and alternatives.

On July 31, 2002, the Board of Directors reviewed and considered a recommendation by management of the Company with respect to the Transaction, and advice from legal counsel and the accounting and tax advisors of the Company. Sprott delivered its Initial Fairness Opinion to the Board of Directors to the effect that, as at the date of such opinion and based upon and subject to certain matters set out in the Initial Fairness Opinion, the Transaction is fair from a financial point of view to Shareholders. The Board of Directors then considered in detail and approved the terms of the Transaction and the submission thereof to Shareholders for consideration.

Recommendation of the Board of Directors

The Board of Directors has unanimously determined that the Transaction is in the best interests of the Company and is fair to the Shareholders and has authorized the submission of By-Law No. 2002-A of the Company to the Shareholders for confirmation. Accordingly, the Board of Directors unanimously recommends that Shareholders vote FOR the Special Resolution.

In reaching its determination and making its recommendation, the Board of Directors relied upon the legal, financial, tax and other advice and information received during the course of its deliberations. The following is a summary of the factors, among others, which the Board considered in making its determination and recommendation:

(a) the Initial Fairness Opinion presented and delivered by Sprott;

(b) based upon the pro forma unaudited financial statements of the Fund for the fiscal year ended April 27, 2002, it is expected that monthly cash distributions to Unitholders will provide an attractive return to Unitholders without impairing TransForce's ability to finance capital expenditures and repay indebtedness. See the pro forma financial statements included in **Schedule F** to this Proxy Circular;

(c) the trust structure is expected to result in a higher level of cash distributions than would be available under a corporate structure;

(d) it is anticipated that the trust structure will result in a higher trading range for the Trust Units than the trading range for the Common Shares prior to the announcement of the Transaction;

(e) it is expected that the anticipated higher trading range of the Trust Units will facilitate the opportunity to raise additional funding for growth compared to continuing as a corporate entity;

(f) it is anticipated that the Public Offering will result in enhanced liquidity for Unitholders;

(g) Jolina Capital Inc., the principal shareholder of the Company (holding approximately 42% of the outstanding Common Shares), has indicated its intention to vote in favour of the Special Resolution;

(h) the confirmation of By-Law No. 2002-A must receive the appropriate Shareholder approval; and

(i) the conversion of Common Shares into New Shares must be sanctioned by the Court.

The foregoing discussion of the information and factors considered and given weight by the Board of Directors is not intended to be exhaustive. In addition, in reaching the determination to approve and recommend the Transaction, the Board of Directors did not assign any relative or specific weights to the foregoing factors, and individual directors may have given different weights to different factors.

Effect of the Transaction Upon Shareholders

Upon completion of the Transaction, TFI Holdings will be an indirect subsidiary of the Fund, TFI Holdings Common Shares will be directly owned by the Operating Trust and the former Shareholders will be holders of Trust Units, Tracking Share Units, or a combination of Trust Units and Tracking Share Units. Shareholders will indirectly exchange their Common Shares for Trust Units on the basis of one Trust Unit for each Common Share so exchanged. Alternatively, Shareholders may elect, in certain circumstances, to indirectly exchange their Common Shares for Tracking Share Units or a combination of Trust Units and Tracking Share Units. In addition, as a component of the Transaction, all of the issued and outstanding Holding Company Shares of a Holding Company that owns Common Shares may, in certain circumstances, be exchanged by the Holdco Shareholders for Tracking Share Units or a combination of Trust Units and Tracking Share Units, as set out above. The Tracking Share Units are intended to be, to the greatest extent possible, the economic equivalent of the Trust Units and are exchangeable for an equal number of Trust Units at any time. Holders of Tracking Shares are entitled to receive dividends paid by TFI Holdings, which dividends will be equal, to the greatest extent possible, to distributions paid by the Fund to Unitholders, net of TFI Holdings income tax payable (at an estimated rate of 35%) on the income earned to make such distribution. Based upon the number of Common Shares outstanding as at July 31, 2002, upon completion of the Transaction but prior to giving effect to the Public Offering, there will be an aggregate of 51,821,585 Trust Units and Tracking Shares issued and outstanding, assuming that all outstanding Options are exercised prior to the Closing Date.

On completion of the Transaction, it is expected that the Fund's income initially will be limited to the distributions received on the Operating Trust Units that it will hold following the Transaction and the Public Offering. In turn, it is expected that the Operating Trust's income initially will be limited to the dividends received on the TFI Holdings Common Shares that it will hold following the Transaction, interest on the TFI Holdings Notes and income allocated in respect of the Class B units of TFI Limited Partnership, and it is expected that TFI Holdings' income initially will be limited to the income allocated in respect of the units of TFI Limited Partnership held by it.

The following chart sets out the organizational structure of the Fund which will exist at the time of completion of the Transaction, consisting of each of the material subsidiaries and interests in partnerships of the Fund. Unless otherwise indicated, each of the entities identified on the chart is (or will be) incorporated or constituted pursuant to the laws of the Province of Quebec:


Unitholders
Trust Units
TransForce Income Fund
(the "Fund")
100%
OT Notes and Operating Trust Units
TFI OperatingTrust(1)
(the "Operating Trust")
Electing Shareholders(2)
TFI Holdings Inc.
("TFI Holdings")
(Canada)
Class B units
100%
Tracking Share Units
0.1%
Class A units
Class B units
TransForce Administration Inc.(3)
(the "General Partner")
(Canada)
TFI Holdings Limited Partnership(3)
("TFI Limited Partnership")
100%
TFI Holdings II Inc.
(Canada)
Kingsway Transport L.P.
TST Solutions L.P.
Canpar Transport L.P
TFI Transport 1 L.P
TFI Transport 2 L.P
100%
100%
100%
100%
TST Expedited Services Inc.
(Delaware)
Overland Western International Inc.
(New York)
Overland Express International Inc
(Michigan)
TNT Scheduled Services Inc.
(Delaware)

(1) The Operating Trust will hold at all times at least 51% of the outstanding common shares of TFI Holdings.

(2) Each Tracking Share Unit consists of one Tracking Share and one TFI Holdings Common Share. Holders of Tracking Share Units will receive one Special Voting Unit for each Tracking Share held. Each Special Voting Unit entitles the holder thereof to one vote at meetings of Unitholders. Tracking Share Units are exchangeable for Trust Units on a one-for-one basis.

(3) TFI Limited Partnership holds 99.9% of the units of each of the five other limited partnerships set out above. The General Partner holds 0.1% of the units of each of these five limited partnerships.

Details of the Transaction

The following is a description of certain components of the Transaction.

Reorganization Agreement

The Company, TFI Holdings, the Operating Trust, the Fund and the General Partner will enter into the Reorganization Agreement which will provide for the implementation of the Transaction. The Reorganization Agreement will provide in particular that:

(a) the Fund undertakes to subscribe for OT Notes and Operating Trust Units with the proceeds of the Public Offering;

(b) various indirect subsidiaries of the Company undertake to transfer their assets and liabilities to the Operating Entities;

(c) the Company will deliver to TFI Holdings a direction to issue TFI Holdings Notes, Tracking Share Units or a combination of TFI Holdings Notes and Tracking Share Units that certain Shareholders have elected (or are deemed to have elected) to receive pursuant to the Transaction in exchange for the New Shares;

(d) the Operating Trust agrees to purchase TFI Holdings Notes in consideration for the issuance by the Operating Trust of OT Notes to Shareholders;

(e) the Operating Trust agrees to subscribe for units of TFI Limited Partnership;

(f) TFI Limited Partnership agrees to subscribe for units of certain of the Operating Entities; and

(g) the Fund agrees to purchase and exchange OT Notes issued to Shareholders for Trust Units issued by it.

Upon implementation of the first step of the Transaction, each of the other steps will occur automatically until each of the steps is completed and the Transaction is effective.

Conditions of the Transaction

The respective obligations of the Company, TFI Holdings, the Operating Trust and the Fund to complete the Transaction are subject to a number of conditions which must be satisfied or waived by the Company on or before the Closing Date. These conditions will be set out in the Reorganization Agreement and are to include:

(a) the Special Resolution having received the required approval at the Meeting by the Shareholders;

(b) Sprott shall have delivered to the Board of Directors of the Company the Final Fairness Opinion, in form and substance satisfactory to the Board of Directors of the Company;

(c) completion of the Public Offering on terms satisfactory to the Company;

(d) the approval of the TSX with respect to the conditional substitutional listing of the Trust Units to be issued pursuant to the Transaction shall have been obtained, subject only to the filing of required documents and fees;

(e) the Final Order shall have been obtained in form and substance satisfactory to the Company, TFI Holdings, the Fund and the Operating Trust, acting reasonably, not later than October 31, 2002 or such later date as the parties may agree and shall not have been set aside or modified in a manner unacceptable to the parties, acting reasonably, on appeal or otherwise;

(f) all necessary documents filed with the Inspecteur Général des institutions financières (Québec) in accordance with the Transaction shall be in form and substance satisfactory to each of the Company, TFI Holdings, the Fund and the Operating Trust, acting reasonably, and shall, on or before October 31, 2002, have been certified by the Inspecteur Général des institutions financières (Québec) in accordance with sections 49 and 123.109 of the Act;

(g) there shall have been no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order, which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, and there shall not be in force any order or decree of any such entity that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Transaction or the Public Offering;

(ii) results in any judgment or assessment of material damages directly or indirectly relating to the transactions contemplated therein or in this Proxy Circular; or

(iii) imposes or confirms material limitations on the ability of any of the parties to the Reorganization Agreement to exercise full rights of ownership of the securities of TFI Holdings, including, without limitation, the right to vote any such securities;

(h) there will have been no material change with respect to the income tax laws or policies of Canada or any province which would have a material adverse effect on the proposed reorganization of the Company as contemplated by the Transaction;

(i) all necessary third party and regulatory consents, approvals and authorizations with respect to the transactions contemplated by the Reorganization Agreement shall have been completed or obtained, including, if necessary, orders of certain securities regulatory authorities with respect to the exchange of Tracking Share Units for Trust Units and the resale of such Trust Units; and

(j) arrangements satisfactory to the Company, TFI Holdings, the Fund and the Operating Trust shall have been made to ensure that all outstanding Options shall have been exercised, exchanged or terminated.

Notwithstanding the foregoing, By-Law No. 2002-A authorizes the Board of Directors to repeal the By-Law after its confirmation by the Shareholders but prior to the delivery of a Certificate of Amendment, thereby in effect putting an end to the Transaction. See **Schedule A** to this Proxy Circular for the text of the Special Resolution and By-Law No. 2002-A.

Procedure for the Transaction to Become Effective

Procedural Steps

The following procedural steps must be taken for the Transaction to become effective:

(a) the Special Resolution must receive the appropriate Shareholder approval;

(b) the conversion of Common Shares into New Shares must be sanctioned by the Court pursuant to the Final Order;

(c) all other conditions precedent to the Transaction, as set out in the Reorganization Agreement, must be satisfied or waived by the appropriate parties, including completion of the Public Offering; and

(d) the Articles of Amendment reflecting the Transaction, in the form prescribed by the Act, must be filed with and certified by the Inspecteur Général des institutions financières (Québec).

Approval of the Superior Court

Prior to the mailing of this Proxy Circular, the Company obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The Interim Order and the Application for Interim and Final Order and Notice of Presentation of the Final Order are annexed as **Schedule C** and **Schedule D**, respectively, to this Proxy Circular. If the Special Resolution is approved by the Shareholders at the Meeting in the manner required by the Interim Order, the Company will make an application to the Court for the Final Order. See "Court Approval".

Regulatory Approvals

The Transaction requires the approval of certain regulatory authorities. The Reorganization Agreement provides that these approvals are conditions precedent to the Transaction becoming effective. It is anticipated that the Company or the Fund, as the case may be, will have made application to all such authorities in order to obtain all approvals required with respect to the Transaction prior to the Closing Date. There is no guarantee that approvals from the required regulatory authorities will be obtained on a timely basis or on terms and conditions satisfactory to the Company and the Fund.

Stock Exchange Listing

The Transaction is conditional upon the Trust Units to be issued in connection with the Transaction being approved for listing on the TSX. The Fund has applied to list the Trust Units that may be issued pursuant to the Transaction on the TSX. Listing will be subject to the Fund fulfilling all the listing requirements of the TSX. Following the Closing Date, the Common Shares will be delisted from the TSX.

Commission des valeurs mobilières du Québec

Notice of the proposed Transaction has been submitted on behalf of the Company and the Fund to the Commission des valeurs mobilières du Québec. Completion of the Transaction is subject to the approval of the Commission des valeurs mobilières du Québec.

Alternative Elections for Shareholders

Pursuant to the Transaction, Shareholders may elect, in certain circumstances, to indirectly exchange their Common Shares for Tracking Share Units or a combination of Trust Units and Tracking Share Units. In addition, as a component of the Transaction, all of the issued and outstanding Holding Company Shares of a Holding Company that owns Common Shares may, in certain circumstances, be exchanged by the Holdco Shareholders for Tracking Share Units or a combination of Trust Units and Tracking Share Units. The following is a summary of the steps involved in the alternative options for Shareholders:

(i) under the terms and conditions attaching to the New Shares, if a Shareholder delivers a written notice to the Company in prescribed form by the prescribed deadline together with other required documents, all of the right, title and interest in each New Share held by such Shareholder will automatically be exchanged with TFI Holdings for: (a) a TFI Holdings Common Share and a Tracking Share (a Tracking Share Unit); or (b) a combination of a TFI Holdings Note and Tracking Share Units in a ratio to be determined by the Shareholder, subject to certain conditions;

(ii) (a) the TFI Holdings Note will be issued in a dollar amount not greater than the aggregate fair market value of the New Shares held by the Shareholder, and (b) the number of Tracking Share Units to be issued will be determined by dividing: (I) the amount by which the aggregate fair market value of the New Shares held by the Shareholder exceeds the face value of the TFI Holdings Note which the holder has elected to receive, by (II) the fair market value of a New Common Share;

(iii) Shareholders who validly elect the Holding Company Alternative will be conclusively and irrevocably deemed to have elected this option;

(iv) as a result, all of the right, title and interest of a Holdco Shareholder in Holding Company Shares will automatically be exchanged with TFI Holdings for: (a) Tracking Share Units; or (b) a combination of a TFI Holdings Note and Tracking Share Units, on the basis set out above, having regard to the New Shares held by the Holding Company;

(v) each TFI Holdings Note will automatically be exchanged for an OT Note, on a dollar-for-dollar basis;

(vi) each OT Note will automatically be exchanged for that number of Trust Units which have an aggregate fair market value equal to the dollar amount of the OT Note; and

(vii) the Fund will issue to the holders of Tracking Shares one Special Voting Unit for each Tracking Share held.

Under this option, by way of example, if a Shareholder holds 100 Common Shares, the Shareholder will receive a TFI Holdings Note and Tracking Share Units such that: (a) the exchange of the TFI Holdings Note for an OT Note; (b) the exchange of the OT Note for Trust Units; and (c) the eventual exchange of Tracking Share Units for Trust Units, will result in the issuance of 100 Trust Units.

To comply with the Holding Company Alternative, the following are required, unless the Company and the Fund, in their sole discretion, determine otherwise:

(i) the incorporation of the Holding Company must occur on or after the date of the Proxy Circular;

(ii) unless written consent is obtained from the Company and the Fund, the corporation must be a numbered corporation;

(iii) all of the issued and outstanding shares must be held by the Holdco Shareholder whose Holding Company Shares are acquired pursuant to (v) below;

(iv) the Holding Company must have a sole director who will also be the sole officer, holding the positions of President and Secretary of the Holding Company;

(v) the Holdco Shareholder must transfer its New Shares to the Holding Company and receive as sole consideration a number of common shares of the Holding Company equal to the number of New Shares transferred. The Holdco Shareholder and Holding Company must sign a Holding Company Purchase Agreement in the form provided by the Company and must prepare and submit an income tax election form as prescribed;

(vi) the Holding Company may increase, in one or more stages, the stated capital of its common shares by an amount not exceeding what is commonly referred to as "safe income" of the New Shares;

(vii) the Holding Company may not own any assets other than the New Shares and may not have any liabilities, contingent or otherwise, and may not have entered into any transactions other than those described above;

(viii) the Holdco Shareholder must have delivered federal and provincial income tax returns for the Holding Company for the period ending immediately prior to the date of transfer of the Holding Company Shares to TFI Holdings, together with a certified cheque equal to any provincial capital tax owing, and must not have had a prior fiscal year end; and

(ix) the Holdco Shareholder must comply with all other documentation and conditions necessary to complete the Holding Company Alternative, as determined by the Company and the Fund in their sole discretion, including a tax indemnification agreement and legal opinion of counsel.

The Tracking Share Units are intended to be, to the greatest extent possible, the economic equivalent of the Trust Units and are exchangeable for Trust Units on a one-for-one basis at any time. Holders of Tracking Shares are entitled to receive dividends paid by TFI Holdings, which dividends will be equal, to the greatest extent possible, to distributions paid by the Fund to Unitholders, net of TFI Holdings income tax payable (at an estimated rate of 35%) on the income earned to make such distribution. Each Tracking Share entitles the holder thereof to one Special Voting Unit. The Special Voting Units are intended to be, to the greatest extent possible, the voting equivalent of the Trust Units. Holders of Tracking Shares are entitled, through the Special Voting Units, to one vote at all meetings of Unitholders of the Fund for each Tracking Share held. Upon exchange of Tracking Share Units for Trust Units, a holder will no longer be entitled to any Special Voting Units.

For certain Shareholders, indirectly exchanging Common Shares for Tracking Share Units or a combination of Trust Units and Tracking Share Units or indirectly exchanging shares of an eligible Holding Company for Tracking Share Units or a combination of Trust Units and Tracking Share Units may, based on their particular tax characteristics, provide for certain tax efficiencies through a deferral or reduction of the payment of tax on capital gains realized on the exchange of such Common Shares under the Transaction. **Shareholders are cautioned that use of such options may not be appropriate for all Shareholders and that certain risks are associated with such options, including: (i) the fact that no opinion has been obtained by the Company or the Fund as to the tax consequences of such election to a particular person and that neither the Company nor the Fund is providing any representation as to the tax consequences of such election; (ii)**

difficulties associated with the enforcement of distribution and exchange rights of the holders of Tracking Shares, particularly upon the occurrence of certain insolvency events; and (iii) the fact that neither the Tracking Share Units nor the Tracking Shares will be listed or quoted on any stock exchange and may be transferred only under very limited circumstances unless exchanged for Trust Units. Use of either of these options by a particular Shareholder may have income tax or other consequences to such Shareholder which are not described herein. In addition, the TFI Holdings Common Shares and the Tracking Shares will not be qualified investments for tax exempt plans and will constitute "foreign property" under the Income Tax Act. Dividends paid in respect of the Tracking Shares may have a different characterization for tax purposes than distributions made in respect of Trust Units. Shareholders are urged to consult their own legal and tax advisors with respect to the consequences (tax and otherwise) and risks associated with electing either of these options. See "Risk Factors — Risks Associated with Alternative Elections". Shareholders who elect to receive Tracking Share Units or a combination of Trust Units and Tracking Share Units will also be responsible for certain costs associated with such an election.

In order to use either of the foregoing options, a Shareholder (or Holdco Shareholder with respect to a Holding Company) must meet several qualifications and must enter into certain agreements prior to the Election Deadline. See "Procedure for Exchange of Common Shares". Anyone who wishes to use either of these elections must complete the Letter of Transmittal and Election Form (printed on blue paper) and deliver the Letter of Transmittal and Election Form, together with certificates representing their Common Shares (and the Holding Company Shares in the case of an election under the Holding Company Alternative) to the Secretary of the Company, Ms. Josiane-Mélanie Langlois, 6600 chemin St-François, Montreal, Quebec, H4S 1B7, Telephone: (514) 856-7500, Facsimile (514) 332-9527 prior to the Election Deadline. A Shareholder making an election for Tracking Share Units or a combination of Trust Units and Tracking Share Units will be required to execute a number of agreements and documents, and must contact the Secretary of the Company to receive the requisite documentation to effect the applicable option once he or she has delivered his or her Common Share certificates (and Holding Company Share certificates in the case of a Holdco Shareholder) and duly completed Letter of Transmittal and Election Form to the Secretary of the Company.

A Holdco Shareholder electing the Holding Company Alternative will be required to: (i) incorporate and organize the Holding Company, transfer New Shares and increase paid-up capital to create a dividend in the form and manner prescribed by the Company; and (ii) execute a Holding Company Purchase Agreement and other related agreements and documents required to effect the election, which documentation must be obtained from the Secretary of the Company.

The following descriptions are a summary only and are qualified in their entirety by reference to the full text of the appropriate agreements referred to below.

Exchange of Tracking Share Units

Holders of Tracking Share Units will be entitled at any time to require the Fund to exchange any or all of the Tracking Share Units held by such Holders for an equal number of Trust Units, subject to the condition that the Tracking Share Units to be exchanged have a value of at least $100,000 or, if the Tracking Share Units of a Holder requiring such exchange have a value of less than $100,000, that such Holder exchange all of his Tracking Share Units. Holders of Tracking Share Units may effect such exchange by presenting a certificate or certificates to the Fund representing the number of Tracking Share Units the holder desires to exchange together with such other documents as the Fund may require to effect the exchange. As soon as possible after receipt thereof, the Trustee will deliver to The Canadian Depository for Securities Limited ("CDS") a certificate evidencing the aggregate number of Trust Units for which Tracking Share Units are exchanged.

Call on Tracking Share Units

In certain circumstances, including the expiry of 20 years from the Closing Date, the death of an individual holder of Tracking Share Units (unless transferred to a spouse or a validly created spousal trust), a take-over bid whereby the holders of not less than 90% of the Trust Units (including Trust Units issuable upon the exchange of securities exchangeable into Trust Units) have tendered to the bid, or in the event that there are outstanding less than 10% of the number of Tracking Share Units issued on the Closing Date, the Fund has the right, subject to applicable law, to acquire all outstanding Tracking Share Units in exchange for an equal number of Trust Units. Upon the exercise by the Fund of such call right, the holder's presentation and surrender of the certificates representing the Tracking Share Units and such other documents as may be required at the head office of the Fund, the Fund will deliver to CDS a certificate evidencing the aggregate number of Trust Units for which Tracking Share Units are so exchanged.

7&

Voting Rights with Respect to the Fund

The holders of Tracking Shares are not entitled, as such, to receive notice of or to attend any meeting of Unitholders or to vote at any such meeting. Pursuant to the Transaction, holders of Tracking Shares will receive one Special Voting Unit of the Fund for each Tracking Share held. Each Special Voting Unit will entitle the holder to one vote at meetings of Unitholders. The Special Voting Units are intended to be, to the greatest extent possible, the voting equivalent of the Trust Units. However, other than voting rights, the holders of Special Voting Units will have no rights (whether as to distributions or otherwise) in respect of the Fund except the specifically granted right to participate in rights offerings of the Fund, subject to regulatory approvals. Special Voting Units will be evidenced only by the certificates representing the Tracking Shares to which they relate and will be non-transferable. Upon exchange of Tracking Share Units for Trust Units, the corresponding Special Voting Units will be redeemed for nominal consideration and cancelled. See "Transfer of Tracking Share Units" below.

Distribution Rights

Holders of Tracking Shares will be entitled to receive, subject to applicable law:

(a) in the case of a cash distribution declared on the Trust Units, a cash dividend for each Tracking Share corresponding to the cash distribution declared on each Trust Unit, which will be net of income tax payable by TFI Holdings at an estimated rate of 35% on the income earned to pay the dividend; or

(b) in the case of a distribution declared on the Trust Units in property other than cash or Trust Units, a dividend for each Tracking Share in such type and amount of property as is the same as, or economically equivalent to (as determined by the Board of Directors of TFI Holdings in good faith and in its sole discretion), the type and amount of property declared as a distribution on each Trust Unit.

Dividends to be made to holders of Tracking Shares will be, to the greatest extent possible, economically equivalent to the cash distributions made to the holders of Trust Units, after taking into account TFI Holdings income taxes payable on the income earned to pay the dividend, estimated to be 35%.

Transfer of Tracking Shares

The Articles of Incorporation of TFI Holdings provide, among other things, that the Tracking Shares may not be transferred by a holder thereof except in certain limited circumstances. Such right, title and interest in the Tracking Shares may be transferred by the holders thereof only if:

(a) the Board of Directors of TFI Holdings has consented to such transfer in its sole discretion;

(b) the provisions of all applicable securities legislation have been complied with; and

(c) such other requirements as may be required by law or by TFI Holdings and/or the registrar and transfer agent of the Fund, from time to time, are satisfied,

provided that a transferee of Tracking Shares will not become a holder in respect of such interest until all filings and recordings required by law to validly effect such a transfer have been duly made. The right, title and interest held in a Tracking Share may be transferred to the Fund.

SELECTED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION OF THE FUND

The following selected pro forma consolidated financial information of the Fund has been derived from and should be read in conjunction with the pro forma consolidated balance sheet as at July 20, 2002 and pro forma consolidated statements of earnings of the Fund and notes thereto included in **Schedule F** to this Proxy Circular. The pro forma consolidated financial information of the Fund includes results of Canpar, which was acquired on July 31, 2002, as if the acquisition had occurred at the beginning of the 2002 fiscal year. It also includes results arising from the acquisition of selected assets of Daily Motor Freight Inc., Tri-Line Logistics Division and Japiro Transport Ltd. from their respective dates of acquisition in fiscal year 2002. However, such pro forma consolidated financial information does not include any financial information related to the other acquisitions realized subsequent to the fiscal 2002 year end. The Company currently has a fiscal year end which ends on the last Saturday in April. Following the Closing Date, the Fund will have a December 31 fiscal year end.

	Fifty-two weeks ended July 20, 2002	Twelve weeks ended July 20, 2002	Year ended April 27, 2002
		(unaudited) (in thousands of dollars)	
Pro Forma Consolidated Earnings			
Revenues	$ 604,583	$ 161,179	$ 586,790
Operating expenses	398,043	106,926	383,862
Fixed costs, general and administrative expenses	117,729	30,754	115,420
EBITDA[(1)]	88,811	23,499	87,508
Depreciation of fixed assets	29,245	7,198	28,737
Gain on disposal of fixed assets	(186)	(76)	(130)
Income from continuing operations	59,752	16,377	58,901
Interest	4,278	1,167	4,277
Income from continuing operations before income taxes	55,474	15,210	54,624
Income taxes	550	137	550
Pro forma net income from continuing operations	$ 54,924	$ 15,073	$ 54,074

(1) EBITDA means earnings before interest, income taxes, depreciation and amortization. EBITDA is not an earnings measure recognized by Canadian generally accepted accounting principles ("GAAP") and does not have a standardized meaning prescribed by GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers.

SUMMARY OF DISTRIBUTABLE CASH FLOW OF THE FUND

The following table sets out the cash that would have been available for distribution by the Fund for the twelve month period ended July 20, 2002. It is based on information contained in this Proxy Circular and the Company's estimate of the amounts of certain expenses to be incurred and other items to be recorded by the Fund following the Closing Date, as set out below. It is not a forecast or projection of future results. The actual results of operations of the Fund for any period following the Closing Date will vary from the amounts set out in the following table and such variation may be material.

The Company believes that distributable cash is comprised of pro forma EBITDA, adjusted as set out below:

	Fifty-two weeks ended July 20, 2002
	(unaudited) (in thousands of dollars)
Pro forma EBITDA	$ 88,811
Interest	(4,500)
Sustaining capital expenditures (net of disposal)	(10,000)
Net debt repayment	(1,000)
Income taxes	(550)
Distributable cash flow of the Fund	$ 72,761

Pro forma EBITDA for the 52-week period ended July 20, 2002 is derived from the pro forma consolidated statement of earnings of the Fund. The results arising from the acquisition of selected assets of Daily Motor Freight Inc., Tri-Line Logistics Division and Japiro Transport Ltd. have been consolidated from their respective dates of acquisition, that is,

November 2, 2001, January 30, 2002 and March 25, 2002. The Company believes that, upon completion of the Transaction and the Public Offering, the Fund's distributable cash will be affected by the following items:

(i) ***Interest expense.*** The ongoing annual interest expense on the new $90.0 million credit facilities, of which $53 million would be drawn down, would total approximately $2.4 million, and the interest on the remaining capital leases and other debt, of which an average of $27 million would be outstanding, would total approximately $2.1 million.

(ii) ***Sustaining capital expenditures.*** The Company estimates that net sustaining capital expenditures should total approximately $10.0 million per annum after taking into account the net realizable value of assets being replaced in the normal course of operations.

(iii) ***Net debt repayment.*** Net debt repayment consists of net principal to be repaid under the remaining capital leases, in the amount of $1.0 million.

(iv) ***Income taxes.*** As outlined in the financial statements contained in this Proxy Circular, estimated income and other taxes would total $550,000.

Based on the foregoing, the Company believes that the distributable cash of the Fund would have been $72.8 million for the 52-week period ended July 20, 2002: (i) taking into account the Company's estimate of the amount of certain expenses to be incurred and other items to be recorded by the Fund following the Closing Date; (ii) taking into account Canpar's results; (iii) excluding the contribution arising from the other acquisitions realized after 2002 year end; and (iv) consolidating the results of businesses acquired in fiscal year 2002 only from the respective dates of acquisition. As reflected elsewhere in this Proxy Circular, TransForce has had in the past significant success in acquiring businesses and achieving synergies from integration. The Company believes that the above-referenced acquisitions would contribute positively to EBITDA.

PROCEDURE FOR EXCHANGE OF COMMON SHARES

Exchange for Trust Units (Yellow Form of Letter of Transmittal)

Enclosed with this Proxy Circular are Letters of Transmittal and Election Forms which are being delivered to registered Shareholders. The Letter of Transmittal and Election Form (printed on yellow paper), when properly completed, duly executed and returned to the Exchange Agent together with a certificate representing a Shareholder's Common Shares and all other required documents, will entitle a Shareholder to indirectly exchange such Common Shares for Trust Units on the basis of one Trust Unit for each Common Share exchanged.

Exchange for Trust Units and Tracking Share Units (Blue Form of Letter of Transmittal)

A registered Shareholder who is not a Non-Resident may elect to receive Tracking Share Units or a combination of Trust Units and Tracking Share Units, in exchange for his or her Common Shares, by properly completing and signing the Letter of Transmittal and Election Form (printed on blue paper) and delivering same, together with certificates representing his or her Common Shares and all other required documents, to the Secretary of the Company, no later than the Election Deadline. A Shareholder who is a Non-Resident may not elect to receive Tracking Share Units or a combination of Trust Units and Tracking Share Units and any Non-Resident Shareholder who makes such an election will be deemed to have elected to receive Trust Units only.

A Holdco Shareholder may elect to exchange his or her Common Shares held through a Holding Company for Tracking Share Units or a combination of Trust Units and Tracking Share Units by arranging for a properly completed and signed Letter of Transmittal and Election Form (printed on blue paper), together with all other required documents, and delivering same together with certificates representing all of his or her Holding Company Shares and the Common Shares held by such Holding Company to the Secretary of the Company, no later than the Election Deadline.

A Shareholder who wishes to use either of these options should immediately contact the Secretary of the Company who will provide that Shareholder with the documentation required to effect the applicable election. It is recommended that tax advice be sought in connection with making this election. Any person wishing to pursue either of these options will be required to execute certain agreements to give effect to his or her election and must contact the Secretary of the Company to obtain copies of such agreements. **The Holding Company Alternative can be used only if the Company and the Fund are provided with sufficient time to review the Holding Company's history, organization, assets and liabilities.** Any person who elects to exchange Common Shares for Tracking Share Units or a combination of

Trust Units and Tracking Share Units or to proceed under the Holding Company Alternative and who fails to comply with all other requirements of such option prior to the Election Deadline will be deemed to have elected to receive Trust Units in exchange for the Common Shares held by such person or by such person's Holding Company.

General

If the Exchange Agent (or the Secretary of the Company, in the case of a Shareholder electing to receive Tracking Share Units or a combination of Trust Units and Tracking Share Units or a Holdco Shareholder electing to proceed under the Holding Company Alternative) has not received by the Election Deadline a properly completed and signed Letter of Transmittal and Election Form together with certificates representing Common Shares (and Holding Company Shares in the case of an election to proceed under the Holding Company Alternative) and all other required documents, then the holders of such shares will be entitled to receive only Trust Units upon receipt of same.

On or about the Closing Date, the Trustee will deliver to CDS certificates evidencing the aggregate number of Trust Units issued to former Shareholders in connection with the Transaction. Certificates representing the appropriate number of Tracking Share Units issuable to a former Shareholder (or a former Holdco Shareholder) who has complied with the procedures set out above will, as soon as possible after the Closing Date:

(a) be forwarded to the address specified in the Letter of Transmittal and Election Form by insured first class mail; or

(b) be made available for pick-up as requested in the Letter of Transmittal and Election Form at the offices of the Fund at the address set out in the Letter of Transmittal and Election Form.

Additional copies of the Letters of Transmittal and Election Forms will be sent to any Shareholder of record who advises the Transfer Agent or the Secretary of the Company that he or she did not receive the Letters of Transmittal and Election Forms. In addition, further copies of the Letters of Transmittal and Election Forms will be available for pick-up at the offices of the Transfer Agent or the Secretary of the Company.

If a certificate representing Common Shares has been lost, apparently destroyed, wrongfully taken or mislaid, the registered holder of such shares should immediately contact the Transfer Agent, so that arrangements can be made to issue a replacement share certificate to such holder upon such holder satisfying such reasonable requirements as may be imposed by the Company or the Transfer Agent in connection with the issuance of such replacement certificate.

Any certificates formerly representing Common Shares that are not deposited, together with a duly completed Letter of Transmittal and Election Form and any other documents as may reasonably be required shall, after the Closing Date, represent the right to receive only Trust Units in respect thereof. If certificates formerly representing Common Shares have not been so deposited on or before the sixth anniversary of the Closing Date, such certificates shall cease to represent a right or claim of any kind or nature and the right of the holder of the Common Shares previously represented thereby to receive Trust Units or Tracking Share Units shall be deemed to be surrendered to the Fund together with all interest or distributions thereon held for such holder.

Transmission by mail of a certificate for Common Shares and a related Letter of Transmittal and Election Form is at the risk of the holder thereof. If these documents are mailed, it is recommended that registered mail, with return receipt requested, properly insured, be used.

PUBLIC OFFERING

Concurrently with the completion of the Transaction, the Fund expects to raise gross proceeds of approximately $100 million pursuant to the Public Offering. The price per Trust Unit issued pursuant to the Public Offering will be determined, in the context of the market, through negotiations among the Fund, the Company and the Underwriters and will not be finalized until shortly before the filing of the Prospectus. The net proceeds to the Fund of the Public Offering will be used to reduce: (i) bank indebtedness incurred in connection with the acquisition of Canpar and other recent acquisitions; and (ii) existing long-term debt.

The Public Offering will be conducted pursuant to an underwriting agreement. The Underwriters will receive a fee in consideration for their services in connection with the Public Offering. The Underwriters' fees and expenses of the Public

Offering (including reasonable out-of-pocket expenses incurred by the Underwriters and certain fees of the Underwriters' counsel) will be payable by the Fund from the proceeds of the Public Offering.

It is expected that the Underwriters will be granted an over-allotment option by the Fonds de solidarité des travailleurs du Québec (FTQ) which will entitle them to purchase additional Trust Units for a period of 30 days from the Closing Date. The Fonds de solidarité des travailleurs du Québec (FTQ) will hold approximately 14.1% of the outstanding Trust Units prior to the closing of the Public Offering. The Fund will not receive any additional proceeds if the over-allotment option is exercised.

Copies of the preliminary prospectus relating to the Public Offering and the Prospectus will be available on the Internet at www.sedar.com following the filing thereof. This Proxy Circular does not constitute an offer to sell or a solicitation to buy securities under the Public Offering.

THE FUND

The Fund is an unincorporated open-ended limited purpose trust established pursuant to the Declaration of Trust under the laws of the Province of Quebec. It is intended that the Fund will qualify as a unit trust and a mutual fund trust for the purposes of the Income Tax Act. The following is a summary of the material attributes and characteristics of the Trust Units and Special Voting Units and certain provisions of the Declaration of Trust. The following summary does not purport to be complete and reference is made to the Declaration of Trust for a complete description of the Trust Units and Special Voting Units and the full text of its provisions. A copy of the Declaration of Trust is available for inspection by Shareholders at the Fund's head office during ordinary business hours up to the Closing Date.

The head office of the Fund is located at 6600 chemin St-François, Montreal, Quebec H4S 1B7.

Object of the Fund

The Fund was created for the purpose of acquiring and holding certain investments. At the Closing Date, the Fund will own all of the issued and outstanding Operating Trust Units and OT Notes.

Activities of the Fund

The Declaration of Trust provides that the activities of the Fund are restricted to:

(i) investing in securities, including those issued by the Operating Trust;

(ii) borrowing funds for the foregoing purposes;

(iii) temporarily holding cash in interest-bearing accounts, short-term government debt or investment grade corporate debt for the purposes of paying the expenses of the Fund, paying amounts payable by the Fund in connection with the redemption of any Trust Units and making distributions to Unitholders;

(iv) issuing Units or securities convertible or exchangeable into Trust Units or warrants, options or other rights to acquire Units or other securities of the Fund: (a) for cash or in satisfaction of any non-cash distribution or in order to acquire securities, including those issued by the Fund; or (b) upon the exchange or conversion of Tracking Share Units or pursuant to any agreement with respect to the exchange of securities;

(v) issuing debt securities;

(vi) issuing rights and Trust Units pursuant to any unitholder rights plan adopted by the Fund;

(vii) purchasing securities pursuant to any issuer bid made by the Fund;

(viii) undertaking such activities, or taking such actions, including investing in securities, as shall be approved by the Trustee from time to time provided that the Fund shall not undertake any activity, take any action, or make any investment which would result in the Fund not being considered a "mutual fund trust" or the Trust Units being considered "foreign property" for purposes of the Income Tax Act; and

(ix) doing all such other acts and things as are necessary, useful, incidental or ancillary to the foregoing and exercising all powers and authorities which are necessary, useful, incidental or ancillary to carry on the affairs of the Fund, to promote the purpose for which the Fund was formed and to carry out the provisions of the Declaration of Trust.

As at the date of this Proxy Circular, the Fund does not intend to hold securities of entities other than affiliates or in connection with its short-term cash management.

Trust Units

An unlimited number of Trust Units may be issued pursuant to the Declaration of Trust. Each Trust Unit is transferable and represents an equal undivided beneficial interest in the Fund and in any distributions from the Fund whether of net income, net realized capital gains (other than net realized capital gains distributed to redeeming Unitholders) or other amounts, and in the net assets of the Fund in the event of the termination or winding-up of the Fund.

All Trust Units are of the same class with equal rights and privileges. The Trust Units to be issued pursuant to the Public Offering will not be subject to future calls or assessments, and will entitle the holders thereof to one vote for each whole Trust Unit held at all meetings of Unitholders.

Except as set out under "Redemption at the Option of Unitholders" below, the Trust Units have no conversion, retraction, redemption or pre-emptive rights.

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either TFI Holdings or the Fund. As holders of Trust Units, the Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions or the right to a class vote in circumstances where this would have been required by the Act for Shareholders.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

An unlimited number of Special Voting Units may be created and issued pursuant to the Declaration of Trust. Special Voting Units are not entitled to any distributions from the Fund or any net assets of the Fund. The Special Voting Units to be issued to holders of Tracking Shares entitle the holder thereof to one vote at all meetings of Unitholders per Special Voting Unit. The Special Voting Units are intended to be, to the greatest extent possible, the voting equivalent of Trust Units. Holders of Tracking Shares will also be entitled to receive dividends from TFI Holdings which will be, to the greatest extent possible, economically equivalent to the cash distributions made to holders of Trust Units, after taking into account TFI Holdings' income taxes payable (at an estimated rate of 35%) on the income earned to pay the dividend.

The Special Voting Units give the Fund the flexibility to directly or indirectly acquire the securities of another issuer in consideration for securities which are ultimately exchangeable for Trust Units, while giving the holders of such securities the ability to vote as holders of Trust Units. The Special Voting Units will be subject to such other rights and limitations as may be determined by the Trustee at the time of issuance of any such Special Voting Units provided that in no event will the holder of such securities be entitled to receive any distributions from the Fund. The Special Voting Units to be issued to the holders of Tracking Share Units may be transferred only under the same circumstances as the related Tracking Shares, will be evidenced only by the certificates representing such Tracking Shares and will be redeemed for nominal consideration and cancelled upon the exchange of Tracking Share Units for Trust Units. See "The Transaction — Alternative Elections for Shareholders".

Issuance of Trust Units

The Declaration of Trust provides that the Trust Units or rights to acquire Trust Units may be issued at the times, to the persons, for the consideration and on the terms and conditions that the Trustee determines, including pursuant to any unitholder rights plan or any incentive option or other compensation plan established by the Fund. Trust Units may be issued in satisfaction of any non-cash distribution of the Fund to Unitholders on a *pro rata* basis to the extent that the Fund does not have available cash to fund such distributions. The Declaration of Trust also provides, unless the Trustee determines otherwise, that immediately after any *pro rata* distribution of Trust Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Trust Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Trust Units as the Unitholder held before the non-cash distribution except where tax was required to be withheld in respect of the Unitholder's share of the distribution. In this case, each certificate, if any, representing a number of Trust Units prior to the non-cash distribution is deemed to represent the same number of Trust Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident holders will be subject to withholding tax and the consolidation will not result in such non-resident Unitholders holding the same number of Trust Units.

Trustee

National Bank Trust Inc. is the initial trustee of the Fund. The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustee shall have full, absolute and exclusive power, control and authority over the property and affairs of the Fund to the same extent as if the Trustee were the sole and absolute owner of such property in its own right and may do all such acts and things as it, in its sole judgement and discretion, seems necessary or incidental to, or desirable for, the carrying out of the duties of the Trustee established pursuant to the Declaration of Trust. The Declaration of Trust prohibits a non-resident of Canada (as that term is defined in the Income Tax Act) from acting as a Trustee.

The Trustee will retain the services of the General Partner, as the administrator of the Fund, pursuant to the Fund Administration Agreement and such other persons as the Trustee may deem necessary or desirable. The Trustee will be able to resign as trustee under the Fund Declaration of Trust by giving to the General Partner, in its capacity as administrator of the Fund, not less than 90 days prior notice. The Trustee may be removed at any time with or without cause by resolution of the Unitholders.

The General Partner, in its capacity as administrator of the Fund, may remove the Trustee at any time by notice in writing to the Trustee in the event that the Trustee is declared bankrupt or insolvent or no longer satisfies certain requirements provided for in the Declaration of Trust, or if the Trustee at any time ceases to: (i) be incorporated under the laws of Canada or a province thereof; (ii) be resident in Canada; (iii) be authorized under the laws of the Province of Quebec to carry on the business of a trust company; or (iv) have reported on its most recent audited consolidated financial statements shareholders' equity of at least $50 million.

Any such resignation or removal will take effect on the earlier of 90 days after the date notice of such resignation is duly given, such resolution is approved or such notice of the General Partner, in its capacity as administrator of the Fund, is given, as the case may be, and the date a successor Trustee is appointed or elected. If no successor Trustee has been appointed or elected within 60 days of such notice of resignation, resolution or notice of the General Partner, in its capacity as administrator of the Fund, as the case may be, any Unitholder, the General Partner, in its capacity as administrator of the Fund, or any other interested person may apply to a court of competent jurisdiction for the appointment of a successor Trustee.

The Declaration of Trust provides that the Trustee shall have no liability to any Unitholder for any action taken in good faith in reliance on any documents that are *prima facie* properly executed, for depreciation of, or loss to, the Fund incurred by reason of the sale of any property, for any inaccuracy in any evaluation provided by the General Partner, in its capacity as administrator of the Fund or any other appropriately qualified person, for relying on any such evaluation, for any action or failure to act of the General Partner, in its capacity as administrator of the Fund or for any other action or failure to act except in the event of the Trustee's negligence, wilful default or fraud and breach of certain provisions of the Declaration of Trust. If the Trustee has retained an appropriate expert or advisor with respect to any matter connected with its duties under the Declaration of Trust or any material contract, the Trustee may act or refuse to act based on the advice of any such expert or advisor without liability. The Trustee, where it has met its standard of care, shall be indemnified out of the assets of the Fund in respect of any liability and all costs, charges and expenses relating to any action, suit or proceeding or for any taxes or other government charges imposed upon the Trustee in consequence of its performance of its duties but shall have no additional recourse against Unitholders. In addition, the Declaration of Trust contains other customary provisions limiting the liability of the Trustee.

The Declaration of Trust provides that the Trustee will be entitled to indemnification from the Fund in respect of the performance of its duties under the Declaration of Trust in the absence of its negligence, wilful default or fraud.

Fund Administration Agreement

Under the Fund Administration Agreement, the General Partner will provide certain administrative, support and advisory services to the Fund, including without limitation, those necessary to: (i) ensure compliance by the Fund with all applicable securities legislation and stock exchange requirements, including continuous disclosure obligations; (ii) provide investor relations services; (iii) provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Declaration of Trust, including relevant information with respect to financial reports and income taxes; (iv) administer the calling and holding of all meetings of Unitholders and holders of Special Voting Units and distribute required materials, including notices of meetings and management proxy circulars, in respect of all such meetings; (v) compute, determine and make distributions to Unitholders of distributions properly payable by the Fund; (vi) attend to all administrative and other matters arising in connection with any redemptions of Trust Units; (vii) ensure compliance with the Fund's limitations on Non-Resident ownership and ownership of foreign property; and (viii) generally provide all other services as may be necessary or as requested by the Trustee for the administration of the Fund. All reasonable out-of-pocket expenses incurred by the General Partner in connection with the provision of these services will be for the account of the Fund.

The Fund Administration Agreement has an initial 20 year term and is renewable for subsequent five year terms, unless terminated earlier by the Fund, in its sole discretion, by notice in writing to the General Partner given at least 180 days prior to the expiry of the term. The Fund Administration Agreement may be terminated by either party in the event of the insolvency or receivership of the other party, or in the case of default by the other party in the performance of a material obligation under the Fund Administration Agreement which is not remedied within 30 days after notice thereof has been delivered. If at the time of termination the General Partner is responsible for any debt, guarantee or obligation incurred in the course of administering the business of, or on behalf of, the Fund and properly within the ambit of its duties and authority, the Fund will assume all such obligations and obtain a release and discharge for the General Partner.

Trustee's Powers

The Declaration of Trust provides that, subject to the terms and conditions thereof, the Trustee may, in respect of the Fund Assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof and is to supervise the investments and conduct the affairs of the Fund. The Trustee will have and may exercise, from time to time, the power and authority to:

(a) open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(b) borrow money upon the credit of the Fund and the Fund Assets;

(c) issue, reissue, sell or pledge debt obligations of the Fund and to make, accept, endorse, negotiate or otherwise deal with bonds, debentures, cheques, drafts, notes, orders for the payment of money, bills of exchange, bills of lading, acceptances and other similar instruments and obligations as may be necessary or useful to carry out the purpose of the Fund;

(d) give a guarantee on behalf of the Fund to secure the performance of an obligation of another person;

(e) mortgage, hypothecate, pledge or otherwise create a security interest in all or any movable or personal, immovable or real or other property of the Fund, owned or subsequently acquired, to secure any obligation of the Fund or of another person;

(f) obtain security, including encumbrances on assets, to secure the full payment of monies owed to the Fund and the performance of obligations in favour of the Fund, and to exercise all of the rights of the Fund, and to perform all of the obligations of the Fund, under such security;

(g) exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration therefor and in connection therewith to revive the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

(h) establish places of business of the Fund;

(i) manage the Fund Assets;

(j) invest, hold shares, trust units, partnership interests, or other investments in any person necessary or useful to carry out the purpose of the Fund and allowed to be held by a mutual fund trust;

(k) cause title to any of the Fund Assets to be drawn up in the name of the Trustee or, to the extent permitted by applicable law, in the name of the Fund;

(l) determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

(m) enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm underwriting or best efforts agency agreement), to cause such Trust Units to be issued for such consideration as the Trustee, in its sole discretion, may deem appropriate and to do such things and prepare and sign such documents to qualify such Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

(n) enter into any agreement or instrument to create or provide for the issue of notes or other evidence of indebtedness of the Fund and to cause such notes or other evidence of indebtedness to be issued for such consideration as the Trustee, in its sole discretion, may deem appropriate;

(o) enter into any agreement in connection with, or to facilitate, the issuance of the Tracking Share Units or other securities convertible into or exchangeable for securities of the Fund;

(p) make or cause to be made application for the listing or quotation on any stock exchange or market of any Trust Units or other securities of the Fund, and to do all things which in the opinion of the Trustee may be necessary or desirable to effect or maintain such listing or listings or quotation;

(q) determine conclusively the value of any or all of the Fund Assets from time to time and, in determining such value, to consider such information and advice as the Trustee in its sole judgement, may deem material and reliable;

(r) possess and exercise all the rights, powers and privileges pertaining to the ownership of the Operating Trust Units, the OT Notes and the securities or indebtedness of any person to the same extent that an individual might, unless otherwise limited therein and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons with respect to voting the Operating Trust Units, the OT Notes and the securities or indebtedness of any person, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(s) where reasonably required, to engage or employ on behalf of the Fund any persons as administrators, agents, advisors, representatives, employees, independent contractors or subcontractors (including, without limitation, investment advisors, registrars, underwriters, accountants, lawyers, appraisers, brokers or otherwise) in one or more capacities;

(t) delegate any of the powers and duties of the Trustee to any one or more agents, representatives, employees, independent contractors, subcontractors or other persons without liability to the Trustee, except as provided in the Declaration of Trust;

(u) appear and respond to all orders issued by a court, arbitration body or administrative authority or claims made by another person, to make all affidavits, sworn declarations and solemn affirmations with respect to such matters, to put in default, sue for and receive all sums of money or obligations due to the Fund, and to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Fund, the Fund Assets or the Fund's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(v) arrange for insurance contracts and policies insuring the Fund, the Fund Assets, the Trustee and/or the Unitholders, including against any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Fund, the Trustee or Unitholders or otherwise, and to perform all of the obligations of the Fund under such insurance policies and contracts;

(w) negotiate, make, execute, acknowledge and deliver any and all deeds, instruments, contracts, waivers, releases or other documents necessary or useful for the accomplishment of any of the powers herein granted, the purpose of the Fund or its assets or affairs, including, without limitation, the Fund Administration Agreement, agreements in connection with the Fund's acquisition of units, evidences of indebtedness or of any other securities of the Operating Trust or of any other person, the administration of the Fund, the Public Offering and future offerings of securities and the issuance of Trust Units, and to perform all of the obligations of the Fund thereunder;

(x) use its best efforts to ensure that the Fund complies at all times with the requirements of paragraph 108(2)(a) and subsection 132(6) of the Income Tax Act to maintain its status as a "mutual fund trust" and not take any action which would cause the trust units to be considered "foreign property" within the meaning of the Income Tax Act; and

(y) do all such other acts and things as are necessary, useful, incidental or ancillary to the foregoing and to exercise all powers and authorities which are necessary, useful, incidental or ancillary to carry on the affairs of the Fund, to promote the purpose for which the Fund is formed and to carry out the provisions of the Declaration of Trust.

The foregoing powers and authorities may or may not be exercised by the Trustee in its sole judgement and discretion.

Restrictions on Trustee's Powers

The Declaration of Trust provides that the Trustee may not, without approval by resolution of the Unitholders: (i) vote the Operating Trust Units with respect to any matter which, under the OT Declaration of Trust, requires approval of the holders of Operating Trust Units by resolution of its Unitholders; (ii) take any action upon any matter which under applicable law (including policies of Canadian regulatory authorities or applicable stock exchange rules) would require approval by ordinary resolution had the Operating Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) or had the Operating Trust Units been listed for trading on the stock exchanges where the Trust Units are listed; (iii) subject to certain circumstances, appoint or elect the Trustees of the Operating Trust; or (iv) subject to certain minor exceptions, appoint or change auditors of the Fund. Furthermore, the Declaration of Trust states that the Trustee may not, without approval by special resolution: (i) vote the Operating Trust Units with respect to any matter which, under the OT Declaration of Trust, requires approval of the holders of Operating Trust Units by special resolution of its Unitholders; (ii) take any action upon any matter which under applicable law (including policies of Canadian regulatory authorities or applicable stock exchange rules) would require approval by special resolution or super-majority (as defined or described therein) had the Operating Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) or had the Operating Trust Units been listed for trading on the stock exchanges where the Trust Units are listed for trading; (iii) amend the Declaration of Trust except in certain limited circumstances; (iv) sell, lease or exchange all or substantially all of the property of the Fund other than in the ordinary course of business or in connection with an internal reorganization; (v) authorize the termination, liquidation or winding-up of the Fund, other than at the end of the term of the Fund; or (vi) authorize the combination, merger or similar transaction of the Fund with any other person.

Cash Distributions

The Fund intends to make monthly cash distributions to Unitholders of record on the last Business Day of each month. The amount of cash to be distributed monthly per Trust Unit will be equal to a *pro rata* share of all amounts received by the Fund on a monthly basis, including without limitation, principal repayments on the OT Notes and distributions on or in respect of Operating Trust Units received by the Fund, less: (i) costs and expenses of the Fund; (ii) all amounts which have become payable in cash by the Fund relating to the redemption of Trust Units; and (iii) all amounts which relate to the repayment of the principal amount of any indebtedness of the Fund.

The Fund may make additional distributions in excess of monthly distributions during the year, as the General Partner, in its capacity as administrator of the Fund, may determine. See "The Operating Trust — Cash Distributions" and "TFI Holdings".

Under the Credit Agreement referred to under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Credit Facility", distributions to Unitholders will not be made if there exists a default under the Credit Agreement or if a default under the Credit Agreement would result from such distribution.

Any income of the Fund which is applied to any cash redemptions of Trust Units or is otherwise unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have an income tax liability under Part I of the Income Tax Act, be distributed to Unitholders in the form of additional Trust Units. Those additional Trust Units will be issued under exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund intends to make monthly cash distributions to Unitholders of record on the last Business Day of each month and the distributions will be paid within 15 days following the end of each month. The initial cash distribution for the period from the closing of the Public Offering (expected to occur in late September 2002) to October 31, 2002 is expected to be paid on or before November 15, 2002. See "Certain Canadian Federal Income Tax Considerations".

Holders of Trust Units who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether those distributions are in the form of cash or additional Trust Units. The Fund will withhold such taxes as required by the Income Tax Act and remit such payment to the tax authorities on behalf of the Unitholder. **Non-Residents should consult their own tax advisors regarding the tax consequences of investing in the Trust Units.**

Redemption at the Option of Unitholders

Trust Units are redeemable at any time on demand by the holders thereof. As the Trust Units will be issued in book-entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer who will be required to deliver the completed redemption notice form to the Fund at its head office and to CDS. Upon receipt of the redemption notice by the Fund, all rights to and under the Trust Units tendered for redemption will be surrendered and the holder thereof will be entitled to receive a price per Unit (the "redemption price") equal to the lesser of:

(i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are listed for trading during the ten trading day period commencing immediately subsequent to the redemption date, being the date on which the Trust Units were surrendered for redemption; and

(ii) 100% of the "closing market price" on the principal market on which the Trust Units are listed for trading on the redemption date.

For the purposes of this calculation, "market price" will be an amount equal to the weighted average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price, but only provides the highest and lowest prices of the Trust Units traded on a particular day, the "market price" shall be an amount equal to the weighted average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the ten trading days, the "market price" shall be the weighted average of the following prices established for each of the ten trading days: the weighted average of the last bid and last asked prices of the Trust Units for each day there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the weighted average of the highest and lowest prices of the Trust Units for each day that there was trading if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" shall be an amount equal to the closing price of the Trust Units if there was a trade on the date and the exchange or market provides a closing price; an amount equal to the weighted average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; or the weighted average of the last bid and last asked prices of the Trust Units if there was no trading on that date.

The aggregate redemption price payable by the Fund in respect of all Trust Units surrendered for redemption during any calendar month shall be satisfied by way of payment by cheque no later than the last day of the month following the month in which the Trust Units were tendered for redemption, provided that the entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitations that:

(i) the total amount payable by the Fund in respect of those Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $50,000, provided that the Trustee may, in its sole discretion, waive this limitation in respect of all Trust Units tendered for redemption in any calendar month;

(ii) at the time the Trust Units are tendered for redemption, the outstanding Trust Units shall be listed for trading on a stock exchange or traded or quoted on another market which the Trustee considers, in its sole discretion, provides representative fair market value prices for the Trust Units; and

(iii) the normal trading of Trust Units is not suspended or halted on any stock exchange on which the Trust Units are listed (or, if not listed on a stock exchange, on any market on which the Trust Units are quoted for trading) on the redemption date or for more than five trading days during the ten day trading period commencing immediately after the redemption date.

If a Unitholder is not entitled to receive cash upon the redemption of Trust Units as a result of the foregoing limitations, then the redemption price for such Trust Units shall be the fair market value thereof as determined by the Trustee and shall, subject to any applicable regulatory approvals, be paid and satisfied by way of a distribution *in specie.* In such circumstances, OT Notes and Operating Trust Units of a value equal to the redemption price will be surrendered for redemption by the Fund to the Operating Trust in consideration of the issuance to the Fund of Series 3 Notes and Series 2 Notes, respectively. The Series 2 Notes and the Series 3 Notes will then be transferred to a wholly-owned subsidiary of the Fund in exchange for Series 2 Exchange Notes and Series 3 Exchange Notes, respectively. The Series 2 and Series 3 Exchange Notes will have terms similar to the Series 2 and Series 3 Notes, respectively, except that the interest rates on the Series 2 Exchange Notes and Series 3 Exchange Notes will be 0.05% less than the interest rates on the Series 2 and Series 3 Notes. The Series 2 Exchange Notes and Series 3 Exchange Notes will then be distributed in satisfaction of the redemption price. No fractional Series 2 Exchange Notes or Series 3 Exchange Notes in integral multiples of less than $100 will be distributed and, where the number of securities of the Operating Trust to be received by a Unitholder includes a fraction or a multiple less than $100, that number shall be rounded to the next lowest whole number or integral multiple of $100, respectively. The Fund shall be entitled to all interest paid or accrued on the Notes, if any, and the distributions paid or accrued on the Operating Trust Units on or before the date of the distribution *in specie.* Where the Fund makes a distribution *in specie* of a pro rata number of securities on the redemption of Units of a Unitholder, the Fund currently intends to allocate to that Unitholder any capital gain realized by the Fund as a result of the distribution of such securities to the Unitholder. The Fund will ensure that any consideration received upon the redemption of Trust Units by a registered retirement savings plan, registered retirement income fund, deferred profit sharing plan, registered education savings plan or registered pension plan is a qualified investment under the Income Tax Act for such plans. See "Certain Canadian Federal Income Tax Considerations".

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Any securities which may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange.

Repurchase of Trust Units

The Fund will be allowed, from time to time, to purchase Trust Units for cancellation in accordance with applicable securities legislation and the rules prescribed under applicable stock exchange or regulatory policies. Any such repurchase will constitute an "issuer bid" under Canadian provincial securities legislation and must be conducted in accordance with the applicable requirements thereof.

Meetings of Unitholders

The Declaration of Trust provides that there shall be an annual meeting of Unitholders for the purpose of: (i) electing the Trustee; (ii) appointing the auditors of the Fund for the ensuing year; (iii) placing financial statements for the preceding fiscal year before the Unitholders; (iv) directing and instructing the Trustee as to the manner in which the Trustee shall vote the Operating Trust Units in respect of the matters described under "The Operating Trust — Meetings of Unitholders"; and (v) transacting such other business as the Trustee may determine or as may be properly brought before the meeting.

The Declaration of Trust provides that meetings of Unitholders may be convened at such time and place as the Trustee may determine or the General Partner may advise, and must be convened, except in certain circumstances, (i) for the purpose of: (a) the exercise of certain voting rights attached to the Operating Trust Units; (b) the dissolution of the Fund; and

(c) transacting such other business as the Trustee may determine or as may be properly brought before the meeting; and (ii) if requisitioned in writing by Unitholders representing not less than 10% of the aggregate votes attached to the Units then outstanding. A requisition will be required to state in reasonable detail the business proposed to be transacted at the meeting.

Unitholders will be entitled to attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder will not be required to be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attached to all outstanding Units shall constitute a quorum for the transaction of business at all such meetings. At any meeting at which quorum is not present within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of the Unitholders, shall be dissolved, but in any other case, the meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the chairman of the meeting and if at such adjourned meeting a quorum is not present, the Unitholders present either in person or by proxy shall be deemed to constitute a quorum.

Pursuant to the Declaration of Trust, the holders of Tracking Share Units (which are exchangeable into Trust Units) will be entitled to vote, through the Special Voting Units, in all votes of Unitholders (including resolutions in writing) as if they were the holders of the number of Trust Units which they would receive if the exchange of their Tracking Share Units into Trust Units had occurred as of the record dates for such votes and will be treated in all respects as Unitholders for the purposes of any such vote.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Income Tax Act, the Fund must not be established or maintained primarily for the benefit of Non-Residents. Accordingly, the Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49% of the Trust Units. The Trustee may require declarations as to the jurisdictions in which beneficial owners of Trust Units are resident. If the Trustee becomes aware, as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of at least 49% of the Trust Units then outstanding are, or may be, Non-Residents or that such a situation is imminent, the transfer agent and registrar may make a public announcement thereof and shall not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration that the person is not a Non-Resident. If, notwithstanding the foregoing, the Trustee determines that 49% or more of the Trust Units are held by Non-Residents, the Trustee may send a notice to Non-Resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a portion thereof within a specified period of not less than 60 days. If the persons receiving such notice have not sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not Non-Residents within such period, the Trustee may, on behalf of such persons, sell such Trust Units and, in the interim, shall suspend the voting and distribution rights attached to such Trust Units. Upon such sale, the affected holders shall cease to be holders of the Trust Units and their rights shall be limited to receiving the net proceeds of such sale.

Amendments to the Declaration of Trust

The Declaration of Trust contains provisions that allow it to be amended or altered from time to time by special resolution.

The Trustee will be entitled, at its discretion and without the approval of the Unitholders, to make certain amendments to the Declaration of Trust, including amendments for the purpose of :

(i) ensuring continuing compliance with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustee or over the Fund;

(ii) providing additional protection for the Unitholders;

(iii) removing any conflicts or inconsistencies in the Declaration of Trust or to make minor corrections which, in the opinion of legal counsel to the Fund, are necessary or desirable and not prejudicial to the Unitholders; and

(iv) making amendments which in the opinion of legal counsel to the Fund are necessary or desirable as a result of changes in Canadian taxation laws.

Term of the Fund

The Fund has been established for a term to continue until no property of the Fund is held by the Trustee. At any time prior to the expiry of the term of the Fund, the Unitholders may by special resolution require the Trustee to commence the termination, liquidation or winding-up of the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustee will give notice thereof to the Unitholders, which notice shall designate the time or times at which Unitholders may surrender their Units for cancellation and the date at which the register of Units will be closed. After the date the register is closed, the Trustee shall proceed to wind up the affairs of the Fund as soon as may be reasonably possible and for such purpose shall, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Unitholders, sell and convert into money the Operating Trust Units, the OT Notes and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other known outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the Operating Trust Units, the OT Notes and other assets together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their *pro rata* interests. If the Trustee is unable to sell all or any of the Operating Trust Units and OT Notes or other assets which comprise part of the Fund by the date set for termination, the Trustee may distribute the remaining Operating Trust Units and OT Notes or other assets *in specie* directly to the Unitholders in accordance with their *pro rata* interests subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror but including Trust Units issuable upon the exchange of securities exchangeable into Trust Units) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the take-over bid, as well as securities exchangeable for Trust Units (including Tracking Share Units), on the terms on which the offeror acquired Trust Units from Unitholders who accepted the take-over bid.

Information and Reports

The Fund will furnish to Unitholders such financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Income Tax Act and equivalent provincial legislation.

Prior to each meeting of Unitholders, the Trustee will provide the Unitholders (along with notice of such meeting) all such information as is required by applicable law to be provided to such holders.

Under the Fund Administration Agreement, the General Partner will ensure compliance by the Fund with all continuous disclosure obligations under applicable securities legislation and stock exchange rules.

Book-Entry System

Registration of interests in and transfers of the Trust Units will be made through a book-based system (the "Book-Entry System") administered by CDS. On or about the Closing Date, the Trustee will deliver to CDS certificates evidencing the aggregate number of Trust Units subscribed for under the Public Offering and the aggregate number of Trust Units issued in connection with the Transaction.

Trust Units may be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "CDS Participant"). All rights of Unitholders may be exercised through, and all payments or other property to which such Unitholder is entitled may be made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Trust Units. Upon purchase of such Trust Units, the Unitholders will receive only a customer confirmation from the registered dealer which is a CDS Participant and from or through which the Trust Units are purchased. References in this

Proxy Circular to a Unitholder means, unless the context otherwise requires, the owner of the beneficial interest in such Trust Units.

The ability of a beneficial owner of Trust Units to pledge such Trust Units or otherwise take action with respect to such Unitholder's interest in such Trust Units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund may issue certificates representing Trust Units to one or more Unitholders, where such issuance is warranted in the opinion of the Trustee. The Fund also has the option to terminate registration of the Trust Units through the Book-Entry System, in which case certificates for the Trust Units in fully registered form would be issued to beneficial owners of such Trust Units or their nominees.

Long Term Incentive Plan

The directors, officers, employees and consultants of the Fund and its affiliates (including the Trustees of the Operating Trust) will be eligible to participate in the Fund's incentive plan (the "Long Term Incentive Plan"). The purpose of the Long Term Incentive Plan will be to provide such eligible participants with compensation opportunities that will encourage ownership of Trust Units, align the interests of participants in the Long Term Incentive Plan with those of Unitholders, enhance the ability of the Fund and its affiliates to attract, retain and motivate key personnel, and reward trustees, directors, officers, employees and consultants for significant performance and cash flow growth of the Fund. Pursuant to the Long Term Incentive Plan, the Trustees of the Operating Trust will set aside a pool of funds based upon the Fund's financial performance benchmarked against certain distributable cash threshold amounts per Trust Unit. The General Partner, or a trust established for such purpose, will then purchase Trust Units in the market with such pool of funds, and hold such Trust Units until such time as ownership vests to each participant. The Trustees of the Operating Trust will have the power to determine, among other things: (i) cash threshold amounts per Trust Unit; (ii) those trustees, directors, officers, employees and consultants who participate in the Long Term Incentive Plan; (iii) the number of Trust Units allocated to each participant; and (iv) the time or times when ownership of the Trust Units will vest for each participant.

Liability of Unitholders

The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Fund or its obligations and affairs.

Under the Civil Code of Quebec, the Unitholders are the beneficiaries of the trust created by the Declaration of Trust. As such, the Unitholders would be solidarily (jointly and severally) liable for acts in which they participated that were performed in fraud of the rights of the creditors of the settlor or of the Fund property. The Civil Code of Quebec also effectively provides that the beneficiary of a trust is liable towards third parties for damages caused by the fault of the trustees of such trust in carrying out their duties, up to the amount of the benefit such beneficiary has derived from the act of such trustees, and that such obligations are to be satisfied by the trust property. Accordingly, although this provision remains to be interpreted by the courts, it may provide protection to Unitholders with respect to such liability.

CONSOLIDATED CAPITALIZATION OF THE FUND

The capitalization of the Fund as of July 31, 2002, consists of one Trust Unit which was issued for a consideration of $10.

THE OPERATING TRUST

The OT Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust relating to the Fund. The principal differences between the OT Declaration of Trust and the Declaration of Trust are described below. The description below is a summary only and is qualified in its entirety by reference to the text of the OT Declaration of Trust and the Declaration of Trust.

General

The Operating Trust is an unincorporated open-ended limited purpose trust to be established under the laws of the Province of Quebec pursuant to the OT Declaration of Trust. It is a limited purpose trust and its activities are restricted to, among other things:

(a) investing in securities, including those issued by TFI Holdings, the subsidiaries thereof and TFI Limited Partnership;

(b) issuing or redeeming Operating Trust Units;

(c) issuing debt securities;

(d) purchasing securities issued by the Operating Trust;

(e) undertaking such activities, or taking such actions, including investing in securities, as shall be approved by the Trustees from time to time provided that the Operating Trust shall not undertake any activity, take any action, or make any investment which would result in the Fund not being considered a "mutual fund trust" or the Trust Units being considered "foreign property" for purposes of the Income Tax Act;

(f) satisfying the obligations, liabilities or indebtedness of the Operating Trust; and

(g) doing all such other acts and things as are necessary, useful, incidental or ancillary to the foregoing and exercising all powers and authorities which are necessary, useful, incidental or ancillary to carry on the affairs of the Operating Trust, to promote the purpose for which the Operating Trust was formed and to carry out the provisions of the OT Declaration of Trust.

As at the date of this Proxy Circular, the Operating Trust does not intend to hold securities of any entities other than TFI Holdings, TFI Limited Partnership and the General Partner, or in connection with its short-term cash management.

Trustees

On the Closing Date, the Trustees of the Operating Trust will be the current directors of the Company. It is expected that the Trustees of the Operating Trust will receive the same compensation as the current directors of the Company. See "TransForce — Management of TransForce — Directors and Executive Officers".

Pursuant to the OT Declaration of Trust, for so long as the Fund is a reporting issuer (or the equivalent) in any jurisdiction in Canada within the meaning of applicable securities laws, a majority of the nominees for election as Trustees of the Operating Trust, and of the Trustees elected, must be resident in Canada for all purposes of the Income Tax Act and not resident in any other country under the laws of that country and must be "unrelated" trustees, within the meaning of the guidelines of the TSX on corporate governance. The OT Declaration of Trust also provides that the Trustees of the Operating Trust will appoint an audit committee composed of a minimum of three Trustees, a majority of whom must be "unrelated" trustees.

The OT Declaration of Trust provides for an indemnification in favour of the Trustees and officers of the Operating Trust from and against all claims made against them in connection with the performance of their duties as Trustees or as officers of the Operating Trust and in relation to the affairs of the Operating Trust or the Fund, provided that they: (i) have acted honestly and in good faith with a view to the best interests of the Operating Trust and the Unitholders; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing their conduct was lawful.

Meetings of Unitholders

An annual meeting of holders of Operating Trust Units may be held at such time and place as the Trustees shall prescribe for the purpose of: (i) electing the Trustees; (ii) appointing the auditors of the Operating Trust for the ensuing year; (iii) placing financial statements for the preceding fiscal year before the Operating Trust Unitholders; and (iv) transacting such other business as the Trustees may determine or as may properly be brought before the meeting. The Trustee of the Fund will be required to vote the Operating Trust Units held by the Fund at any such meeting as directed by Unitholders as described under "The Fund — Meetings of Unitholders".

Restrictions on Powers of the Trustees of the Operating Trust

The OT Declaration of Trust provides that the Trustees may not, without approval by ordinary resolution: (i) take any action upon any matter which under applicable law (including policies of Canadian securities regulatory authorities or applicable stock exchange rules) would require approval by ordinary resolution had the Operating Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) or had the Operating Trust Units been listed for trading on the stock exchanges where the Trust Units are listed for trading; and (ii) subject to certain exceptions, appoint or change the auditors of the Operating Trust. Furthermore, the OT Declaration of Trust states that the Trustees may not, without approval by special resolution: (i) take any action upon any matter which under applicable law (including policies of Canadian securities regulatory authorities or applicable stock exchange rules) would require approval by special resolution or super-majority (as defined or described therein) had the Operating Trust been a reporting issuer (or the equivalent) in the jurisdictions in which the Fund is a reporting issuer (or the equivalent) or had the Operating Trust Units been listed for trading on the stock exchanges where the Trust Units are listed for trading; (ii) amend the OT Declaration of Trust except in certain limited circumstances under which the Declaration of Trust may be amended without consent of Unitholders; (iii) sell, lease or exchange all or substantially all of the property of the Operating Trust other than in the ordinary course of business or in connection with an internal reorganization; (iv) authorize the termination, liquidation or winding-up of the Operating Trust, other than at the end of the term of the Operating Trust; or (v) authorize the combination, merger or similar transaction of the Operating Trust with any other person.

Redemption Right

The Operating Trust Units will be redeemable at any time on demand by the holders thereof upon delivery to the Operating Trust of a duly completed and properly executed notice requiring the Operating Trust to redeem the Operating Trust Units, in a form reasonably acceptable to the Trustees, together with the certificates for the Operating Trust Units representing the Operating Trust Units to be redeemed and written instructions as to the number of Operating Trust Units to be redeemed. Upon tender of Operating Trust Units by a holder thereof for redemption, the holder of the Operating Trust Units tendered for redemption will no longer have any rights with respect to such Operating Trust Units other than the right to receive the redemption price for such Operating Trust Units. The redemption price for each Operating Trust Unit tendered for redemption will be equal to:

$$\frac{(A \times B) - C}{D}$$

Where:

A = the cash redemption price per Trust Unit of the Fund calculated as of the close of business on the date the Operating Trust Units were so tendered for redemption by an Operating Trust unitholder;

B = the aggregate number of Units of the Fund outstanding as of the close of business on the date the Operating Trust Units were so tendered for redemption by an Operating Trust unitholder;

C = the aggregate unpaid principal amount and accrued interest thereon of the OT Notes and any other indebtedness held by or owed to the Fund and the fair market value of any other assets or investments held by the Fund (other than Operating Trust Units) as of the close of business on the date the Operating Trust Units were so tendered for redemption by an Operating Trust unitholder; and

D = the aggregate number of Operating Trust Units outstanding held by the Fund as of the close of business on the date the Operating Trust Units were so tendered for redemption by a Operating Trust unitholder.

The Trustees will also be entitled to call for redemption, at any time, all or part of the outstanding Operating Trust Units registered in the name of the holders thereof other than the Fund at the same redemption price as described above for each Operating Trust Unit called for redemption, calculated with reference to the date the Trustees of the Operating Trust approved the redemption of Operating Trust Units.

The aggregate redemption price payable by the Operating Trust in respect of any Operating Trust Unit tendered for redemption by the holders thereof during any month will be satisfied: (i) in immediately available funds by cheque; (ii) by the issuance to or to the order of the holder whose Operating Trust Units are to be redeemed of such aggregate amount of Series 2 Notes as is equal to the aggregate redemption price payable to such holder of Operating Trust Units rounded down to the nearest $100, with the balance of any such aggregate redemption price not paid in Series 2 Notes to be paid in immediately available funds by cheque; or (iii) by any combination of funds and Series 2 Notes as the Trustees shall determine in their discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the Operating Trust Units were so tendered for redemption. A holder of Operating Trust Units whose Operating Trust Units are tendered for redemption may elect, at any time prior to the payment of the redemption price, to receive Series 2 Notes pursuant to (ii) above in the place of all or part of the funds otherwise payable, the amount of such Series 2 Notes payable to be equal to the funds otherwise payable, rounded down to the nearest $100.

Cash Distributions

The Operating Trust intends to make monthly cash distributions to the Fund of its net monthly cash receipts, after satisfaction of its interest obligations, if any, and less any estimated cash amounts required for expenses, costs and other obligations of the Operating Trust and reserves for principal repayments in respect of the Operating Trust Notes. Such distributions will be paid within 15 days following each calendar month end and are intended to be received by the Fund prior to its related cash distribution to Unitholders.

If the Operating Trust does not have cash in an amount sufficient to make payment of the full amount of any distribution, the payment may include the issuance of additional Operating Trust Units having a value equal to the difference between the amount of such distribution and the amount of cash which has been determined by the Trustees to be available for the payment of such distribution. The value of each Operating Trust Unit so issued will be the redemption price thereof had it been called for redemption on the applicable date.

Any Operating Trust Units transferred to Unitholders pursuant to a distribution *in specie* may be subject to resale and transfer restrictions and cannot be resold or transferred except as permitted by applicable securities law.

Operating Trust Notes

OT Notes, Series 2 Notes and Series 3 Notes (collectively the "Operating Trust Notes") will be issuable in Canadian currency. Operating Trust Notes are issuable in denominations of $100 and integral multiples of $100. No fractional Operating Trust Notes will be distributed and where the number of Operating Trust Notes to be received by a Unitholder includes a fraction, such number will be rounded to the next lowest whole number.

Series 2 Notes will be reserved by the Operating Trust for issuance exclusively to holders of Operating Trust Units as full or partial payment of the redemption price of Operating Trust Units, as the Trustees may decide or, in certain circumstances, be obliged to issue. Series 3 Notes will be reserved by the Operating Trust for issuance exclusively as full or partial payment of the redemption price of OT Notes.

In the event that Series 2 Notes and Series 3 Notes are issued to the Fund by the Operating Trust, the Operating Trust Notes will be transferred by the Fund to a wholly-owned subsidiary of the Fund in exchange for Series 2 Exchange Notes and Series 3 Exchange Notes. The Series 2 and Series 3 Exchange Notes issued by the wholly-owned subsidiary of the Fund will have terms similar to the Series 2 Notes and Series 3 Notes, respectively, except that the interest rate on the Series 2 Exchange Notes and Series 3 Exchange Notes will be 0.05% less than the interest on the Series 2 Notes and Series 3 Notes.

Interest and Maturity

The OT Notes to be issued on the Closing Date will mature on the 25th anniversary of the date of issuance and will not bear interest. Each Series 2 Note will mature on a date which is no later than the first anniversary of the date of issuance thereof and bear interest at a market rate to be determined by the Operating Trust Trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 2 Note is outstanding. Each Series 3 Note will mature on the same date as the Series 1 notes and bear interest at a market rate to be determined by the Operating Trust Trustees at the time of issuance thereof, payable on the 15th day of each calendar month that such Series 3 Note is outstanding.

Payment upon Maturity

On maturity, the Operating Trust will repay the Operating Trust Notes by paying to the trustee under the Operating Trust Note Indenture in cash an amount equal to the principal amount of the outstanding Operating Trust Notes which have then matured, together with accrued and unpaid interest thereon.

Redemption/Conversion

The Operating Trust Notes will be redeemable at the option of the Operating Trust prior to maturity. The OT Notes to be issued on the Closing Date will be redeemable at the option of the holder for a period of six months. They will also be convertible at any time into Series 3 Notes at the option of the holder.

Subordination/Security

Payment of the principal amount and interest on the Operating Trust Notes will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness which will be defined as all indebtedness, liabilities and obligations of the Operating Trust which, by the terms of the instrument creating or evidencing the same, will be expressed to rank in right of payment in priority to the indebtedness evidenced by the Operating Trust Note Indenture. The Operating Trust Note Indenture provides that upon any distribution of the assets of the Operating Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Operating Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Operating Trust Notes are entitled to receive any payment.

The Operating Trust Notes will be secured debt obligations of the Operating Trust, with such security being subordinated to any security associated with the senior indebtedness described above.

Default

The Operating Trust Note Indenture provides that any of the following, among others, shall constitute an event of default:

(i) default in payment of the principal of the Operating Trust Notes when the same becomes due and the continuation of such default for a period of ten Business Days;

(ii) default in payment of any interest due on any Operating Trust Notes and continuation of such default for a period of five Business Days;

(iii) default in the observance or performance of any other covenant or condition of the Operating Trust Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given to the Operating Trust by the trustee under the Operating Trust Note Indenture specifying such default and requiring the Operating Trust to rectify the same; and

(iv) certain events of dissolution, liquidation, reorganization or other similar proceedings relative to the Operating Trust.

The provisions governing an event of default under the Operating Trust Note Indenture and remedies available thereunder do not provide protection to the holders of Operating Trust Notes which would be comparable to the provisions generally found in debt securities issued to the public.

Unit Certificates

As Operating Trust Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the Operating Trust Units will not be made through the Book-Entry System administered by CDS. Rather, holders of Operating Trust Units will be entitled to receive certificates therefor.

TFI HOLDINGS

TFI Holdings is incorporated under the *Canada Business Corporations Act*. On or before December 31, 2002, the Company will be wound up into TFI Holdings. TFI Holdings will be a holding company and will own units of TFI Limited Partnership. Upon completion of the Transaction, the directors and officers of TFI Holdings will be Alain Bédard, Pierre Richard and Josiane-Mélanie Langlois, each of whom is currently an executive officer of the Company. See "TransForce — Management of TransForce".

Upon completion of the Transaction, the issued and outstanding securities of TFI Holdings will be the Tracking Shares, TFI Holdings Common Shares and TFI Holdings Notes. Each TFI Holdings Common Share will entitle the holder thereof to one vote at each meeting of holders of TFI Holdings Common Shares. All holders of Tracking Share Units are required to enter into the TFI Holdings Shareholders' Agreement, pursuant to which all voting rights attached to the TFI Holdings Common Shares and Tracking Shares are exercised by the General Partner. There are no voting rights attached to the Tracking Shares, except as may be prescribed by law. TFI Holdings will adopt a dividend policy consistent with the distribution rights contemplated for the Fund.

TFI LIMITED PARTNERSHIP

TFI Limited Partnership is a limited partnership formed under the laws of the Province of Quebec. The Partnership, through the Operating Entities, will conduct the transportation business of TransForce and after the Closing Date will hold, directly or indirectly, all of the outstanding securities of the Operating Entities, except in certain cases for a nominal interest of the General Partner. TFI Limited Partnership may acquire and hold further interests in other persons to be acquired or formed for the purpose of engaging in the transportation business or any other business or undertaking whatsoever approved by the General Partner, through investing in and holding interests in these entities. The general partner of TFI Limited Partnership is TransForce Administration Inc., which will be a wholly-owned subsidiary of the Operating Trust. The directors and officers of the General Partner will be Alain Bédard, Pierre Richard and Josiane-Mélanie Langlois, each of whom is currently an executive officer of the Company. See "TransForce — Management of TransForce".

TFI Limited Partnership will be authorized to issue two classes of partnership interests. The General Partner is solely responsible for the operations of the business of TFI Limited Partnership and will have a nominal 0.01% interest in the Class B Units of TFI Limited Partnership. The balance of the Class B Units will be held by the Operating Trust and TFI Holdings. The Class A Units will be held by TFI Holdings. Holders of Class A and Class B Units will be entitled to notice of, and to attend and vote at, all meetings of holders of partnership units of TFI Limited Partnership except as required by law.

All holders of units of TFI Limited Partnership will be entitled to distributions in such amounts as the General Partner may, in its discretion, declare from time to time, based on a formula intended to distribute revenue from the Operating Entities business activities less expenditures and discretionary resources for future expenditures, including capital expenditures and working capital investments.

TRANSFORCE

The Company was incorporated on April 30, 1985 pursuant to the *Companies Act* (Quebec) under the name 2320-2351 Quebec Inc. Its Articles were amended on October 9, 1985, October 1, 1986, December 23, 1986, July 22, 1987, October 19, 1987, March 4, 1988, July 5, 1989 and May 30, 1995, in each case changing its share capital. On October 19, 1987, the Company amalgamated with Location Speribel Inc. The Articles were also amended on October 1, 1986 to change the corporate name to Groupe Cabano d'Anjou Inc., on August 7, 1987 to change the corporate name to Cabano Expeditex Inc., on December 4, 1990 to change the corporate name to Groupe Transport Cabano Inc./Cabano Transportation Group Inc., on May 30, 1995 to change the corporate name to Cabano-Kingsway Inc. and on April 23, 1999 to change the corporate name to TransForce Inc. The head office of the Company is located at 6600 chemin St-François, Montreal, Quebec H4S 1B7.

Upon completion of the Transaction, the business carried on by TransForce will remain essentially unchanged. See "The Transaction — Effect of the Transaction Upon Shareholders".

THE CANADIAN TRUCKING INDUSTRY

Transportation is essential to trade and, as a result, is one of the important determinants of economic growth in any country. The growth and structure of trade influence not only the demand for transportation, but also the choice of the mode of transportation. The patterns of trade in the Canadian economy require goods to be moved within or between the provinces and territories, as well as between Canada and various other international destinations, both continental and overseas. The information presented in this section is based on data and information presented in the 2001 and 2000 Annual Reports on the state of transportation in Canada, prepared by the Canadian Federal Minister of Transport.

Between 1993 and 1999, trade between Canada and other countries grew at a compound annual growth rate ("CAGR") of approximately 10.2% while interprovincial trade grew at a CAGR of approximately 5.4%, as set out in the following chart:



Interprovincial & International Trade CAGR - 1993-1999
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
5.4%
9.5%
10.9%
Interprovincial
Imports
Exports

A significant portion of the growth in international trade during this period may be attributed to trade between Canada and the United States, which expanded at a CAGR of approximately 10.1% in dollar terms between 1993 and 2001. This increase coincides with the coming into force of the North American Free Trade Agreement ("NAFTA") in 1992.

Between 1990 and 2000, total trucking traffic in Canada (measured in annual tonne-kilometres) grew at a CAGR of approximately 7.8%, exceeding the overall growth rate of the Canadian economy, which was approximately 2.8% for the same period, as measured by gross domestic product (GDP). The following graph shows the growth in trucking traffic in Canada for the same period, by segment and in total:



Total Trucking Traffic - 1990-2000
Tonne-km (billions)
180
160
140
120
100
80
60
40
20
0
CAGR 7.8%
CAGR 13.3%
CAGR 5.3%
CAGR 3.4%
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
Intraprovincial
Interprovincial
Transborder

As illustrated above, similar to the pattern which emerges from the data relating to international trade as a whole, between 1990 and 2000 transborder trucking traffic to and from the United States grew at a CAGR of approximately 13.3% (in tonne-kilometres). This tendency was likely driven in part by the 1992 NAFTA agreement, the deregulation of the trucking industry in Canada, beginning in 1987, resulting in improved efficiencies, and by the fact that a significant portion of transborder traffic is time-sensitive freight, which is best suited for road transportation.

Trucking is the dominant mode of transportation for North American trade in terms of dollar value, representing approximately 63.7% of the total volume of trade in dollar terms between Canada and the United States in 2001, as set out in the following chart:

Modal Split for Canada-U.S. Trade – 2001(1)


Other
9.9%
Air
7.5%
Marine
2.3%
Rail
16.6%
Trucking
63.7%

(1) In terms of dollar value.

In 2001, exports from Canada to the United States by truck totalled $192.6 billion, while imports to Canada from the United States by truck totalled $170.6 billion. Transport by rail ranked second, carrying approximately 16.6% of total Canada-United States trade volume in dollar terms, followed by air (7.5%), marine (2.3%) and other transportation modes (9.9%).

The following chart identifies the principal sectors of the Canadian trucking industry and indicates the total revenue generated by each sector in 2000:

Trucking Industry Structure & Revenues - 2000


Trucking Industry $47.8 billion
Private Trucking $21.8 billion
For-Hire Trucking $21.3 billion
Couriers $4.7 billion

As illustrated above, the Canadian trucking industry is composed of three sectors: private trucking, for-hire trucking, and couriers. The private trucking sector generally operates intra-provincially, while the for-hire sector dominates inter-provincial and international transportation activity. The trucking industry as a whole in Canada is diversified; in 2000, there were approximately 13,700 carriers, including 10,800 for-hire carriers, 500 private carriers and 2,400 couriers.

(i) ***Private Trucking***

Private trucking services are transportation services offered by a company that is transporting its own goods. These services are an integral part of a company's distribution network, often providing logistical support service thereto. These companies tend to be retail distributors of consumer goods, chemical product producers, pulp and paper companies, beverage distributors and wholesale distributors of agricultural products. The operations of TransForce do not fall into this category.

(ii) ***For-Hire Trucking***

For-hire trucking services are transportation services offered in return for compensation. Of the 10,800 for-hire carriers in Canada in 2000, there were approximately 2,800 that earned annual revenues of $1 million or more. For the same year, there were 78 large carriers, defined as carriers with annual revenues of more than $25 million. For-hire trucking services are further broken down into truckload ("T.L.") and less than truckload ("L.T.L.") services. The bulk of TransForce's operations fall into these two categories.

T.L. carriers use primarily a point-to-point system, meaning that an entire truckload of freight is picked up at one destination and delivered directly to its final destination. In contrast, L.T.L. carriers pick up less than a full truckload of products from various customers and consolidate the freight to form a full trailer. The freight is then delivered to a facility where it is re-sorted and delivered. The capital cost structure for L.T.L. carriers is higher than in other sectors of the trucking industry, due to the fact that entrants are required to establish a network of terminals, road equipment, computer systems and a sales force in order to provide such services. This potential capital cost commitment may discourage new participants from entering the L.T.L. market.

As illustrated by the chart below, the for-hire trucking industry represented approximately 42.5% of the total revenue generated by the Canadian transportation industry in 2000 (excluding private transportation), followed by the air industry, which generated approximately 31.6% of total transportation revenues in Canada for the same year:

Transportation Industry Operating Revenue Segmentation - 2000[(1)]



Regional Railways
2.2%
Class I Freight Railways
16.5%
VIA Rail
0.6%
Transit Industry
4.8%
Intercity Bus Industry
1.8%
For-Hire Trucking Industry
42.5%
Air Industry
31.6%

(1) Data for the trucking industry includes only for-hire trucking firms with annual sales greater than $1 million.

Further, the aggregate revenues of the for-hire trucking sector in Canada have increased every year since 1991, growing from approximately $10 billion in 1991 to more than $21 billion in 2000, representing a CAGR of 8.2%, as shown in the following graph:

For-Hire Trucking Revenues - 1991-2000


Revenues (billions of dollars)
25
20
15
10
5
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
CAGR 8.2%

The following chart shows the geographic segmentation of for-hire trucking traffic in Canada in 2000:

For-Hire Trucking Traffic Geographic Segmentation - 2000[1]


Alberta
15.0%
Manitoba, Saskatchewan and Territories
8.5%
British Colombia
10.5%
Atlantic Provinces
6.1%
Quebec
21.2%
Ontario
38.7%

(1) Measured by total tonne-kilometres.

As shown above, Ontario and Quebec accounted for approximately 60% of the total tonne-kilometres moved by the for-hire sector in Canada in 2000. TransForce's operations are primarily in these two provinces.

(iii) ***Couriers***

The courier sector is defined as the transport of letters, envelopes, "paks" (plastic pouches designed to accommodate large documents or small parcels), boxes and cartons originating within Canada. The courier sector has two major segments:

- Non-expedited shipments, which are delivered at least one day following the day on which they are picked up. This segment was valued at $4.0 billion and carried 1.6 million packages per day in Canada in 2000, representing 85% of total courier revenues and 78% of volume. Canpar is among the significant carriers in this sector; others include

Canada Post, DHL, FedEx Express and FedEx Ground (divisions of FedEx Corp.), Loomis, Purolator Courier Ltd., TNT Express Worldwide and United Parcel Service of America Inc.

- Expedited shipments are shipments delivered on the same day as the day on which they are picked up. This segment was valued at $687 million and carried 446,000 packages per day in 2000, representing 15% of total courier revenues and 22% of volume.

BUSINESS OF TRANSFORCE

Overview

TransForce's origins can be traced back to 1957. After nearly 40 years of operations, in the mid-1990s TransForce updated its corporate strategy for the evolving North American transportation market. To this end, in 1996 a new management team led by Alain Bédard, the Chairman of the Board, President and Chief Executive Officer of the Company, was put in place by the Company's principal shareholders.

The new management team identified three key objectives essential for TransForce: (i) increase revenues from profitable business segments and customers; (ii) strengthen TransForce's position in the North American transportation market; and (iii) achieve a more balanced revenue mix. To achieve these three objectives, the management team implemented a strategic plan aimed at expanding TransForce's operations beyond its traditional L.T.L. base as well as increasing TransForce's geographic market, primarily by entering the transborder market. TransForce has carried out its strategic plan, in large part by acquiring profitable and well-managed companies offering services throughout North America in segments of the transportation industry not traditionally served by TransForce, such as T.L., specialized truckload, and logistics and warehousing.

As part of the strategic plan, in March 1998 TransForce entered the transborder T.L. business with the acquisition of Entreprises de Transport J.C.G. Inc. This was complemented by the acquisition of Papineau International Transport Inc. in October 1998. The major acquisition of TST Solutions Inc. ("TST Solutions") in March 2000 allowed TransForce to significantly increase its share of the transborder L.T.L. market and also provided an entry into the specialized transport market. A second major acquisition, that of Canpar in July 2002, has enabled TransForce to achieve its goal of becoming a full service transportation provider, by adding parcel delivery to its service offering. In all, TransForce has acquired approximately 20 companies since the strategic plan was put into place. Among the criteria applied by TransForce to the acquisition of larger companies is that they be profitable and led by experienced and competent management teams. Once acquired by TransForce, they operate as wholly-owned subsidiaries under their original names.

As a result of the strategic plan, TransForce is today a leading player in the Canadian transportation industry, with pro forma revenues (including those of Canpar) for its last fiscal year of $587 million, a solid financial position, approximately 22,000 customers in a broad cross-section of industries and close to 5,000 employees. TransForce offers its clients transportation solutions that are firmly supported by the specialization of its subsidiaries and the competence of its management and employees in their areas of expertise. Five years after the strategic plan was implemented, TransForce now operates in four well-defined business segments: (i) less than truckload (L.T.L.) and parcel delivery; (ii) truckload (T.L.); (iii) specialized truckload; and (iv) logistics and warehousing services, as shown in the following chart, which provides a breakdown of the Company's pro forma consolidated revenues (including those of Canpar) by business segment for fiscal year 2002:

Revenues by Business Segment
(Fiscal Year 2002 pro forma (with Canpar))


Logistics and
Warehousing Services
6.1%
Specialized Truckload
15.1%
Truckload
16.2%
Less Than Truckload
and Parcel Delivery
62.6%

When the new management team started in 1996, domestic revenues represented more than 90% of revenues. Since then, as a result of the strategic plan, TransForce has been able to expand its geographic market, as illustrated in the following chart, which sets out the geographic breakdown (domestic and Canada-U.S. transborder) of the Company's pro forma consolidated revenues in fiscal year 2002.

Revenues by Geographic Sector
(Fiscal Year 2002 pro forma (with Canpar))


U.S. Transborder Transport
31.5%
Canadian Domestic
Market
68.5%

TransForce's Operating Divisions

The following is a description of TransForce's four operating divisions.

Less Than Truckload (L.T.L.) and Parcel Delivery Division

TransForce's Less Than Truckload (L.T.L.) and Parcel Delivery Division is comprised of two groups. The L.T.L. group offers partial-load general-freight shipment to customers across North America. Operations are primarily focused in eastern Canada and are complemented by partnerships in western Canada and the Maritimes and exclusive partnerships and alliances in the United States. See "Geographical Coverage". The L.T.L. group carries out its operations through TST Overland Express (acquired in March 2000), Cabano-Kingsway Transport, Daily Transport (established in November 2001 following the acquisition of selected assets of Daily Motor Freight Inc.) and Select Transport (established in March 2002 following the acquisition of selected assets of Japiro Transport Ltd.). The Parcel Delivery group offers non-expedited parcel delivery across Canada through Canpar, TransForce's most recent acquisition. Revenues for the L.T.L. group (excluding parcel delivery) in fiscal 2002 were $225.8 million, representing approximately 38.5% of the Company's pro forma consolidated revenues. The L.T.L. group has 1,930 employees, of whom approximately 70% are unionized, with collective agreements expiring in 2004 and 2005.

TransForce's strategy within the L.T.L. segment of the transportation industry has been to provide a high level of reliable service and competitive pricing. In order to achieve these goals, TransForce has invested in technology and the continuous training of its personnel. See "Information Technology Systems". Through TransForce's technology, L.T.L. customers can track deliveries at all times by logging on to their carrier's website. They can also receive rate inquiries, estimated transit times and document requests, including signed delivery slips which are scanned into an imaging system.

In the L.T.L. group, TransForce will maintain its strategic focus on gaining a greater share of the growing transborder traffic that has been generated by the steady expansion of Canada - U.S. trade. In addition, TransForce believes that it will continue to benefit from the trend towards use of core carriers or dedicated carriers.

In July 2002, TransForce entered the parcel delivery segment of the transportation industry with the acquisition of Canpar, headquartered in Mississauga, Ontario. Canpar is a "hub and spoke" ground service, parcel delivery operation which focuses on non-expedited business-to-business parcels. It had revenues of $141.4 million for the fiscal year ended December 31, 2001. Canpar employs 1,700 people, of whom approximately 80% are unionized, with a collective agreement expiring at the end of 2004.

Pro forma revenues for the Less Than Truckload (L.T.L.) and Parcel Delivery Division in fiscal 2002 (with Canpar) were $367.1 million, representing approximately 62.6% of the Company's consolidated pro forma revenues.

Truckload (T.L.) Division

TransForce's Truckload (T.L.) Division provides full-load transport of general merchandise in North America through company-owned vehicles and owner-operators. Owner-operators are independent operators who own or lease their own trucks and who provide services to larger carriers such as TransForce. The Truckload Division carries out its operations through Entreprises de Transport J.C.G. (acquired in March 1998), Papineau International Transport (acquired in October 1998) and TST Truckload Express (acquired in March 2000) from terminals in Montreal, Mississauga, Ontario and Trois-Rivières, Quebec. Revenues for the Truckload Division in fiscal 2002 were $95.2 million, representing approximately 16.2% of the Company's pro forma consolidated revenues. The Division has 610 employees, of whom 140 are unionized, with a collective agreement expiring in 2004.

In TransForce's view, a key success factor in the T.L. market is the constant drive for reliable customer service and efficiency of operations. To this end, TransForce has implemented a number of measures designed to improve customer service, particularly through investments in technology. Where warranted, TransForce vehicles are now equipped with global positioning tracking systems (GPS), so that TransForce is able to monitor the location of its vehicles at all times. This allows TransForce to issue new dispatch orders based on real-time information. To increase efficiency, the Truckload Division has implemented important productivity initiatives throughout its operations, designed to monitor fuel costs, reduce waiting time and minimize empty mileage. TransForce is thus able to win business from customers that demand a high level of service and reliability.

Growth opportunities in the Truckload Division continue to arise from increased transborder Canada – United States trade. In addition, TransForce believes that, given the greater reliability and flexibility of trucking services, rail transportation customers represent an opportunity. TransForce will seek to gain traffic from businesses which currently use rail as their means of transport.

Specialized Truckload Division

Supplying effective specialized T.L. transportation requires a thorough understanding of the diverse needs of a client's business and the ability to offer value-added solutions through proper equipment. TransForce's Specialized Truckload Division offers its diversified customers a wide variety of value-added services. Its services include bulk material shipments, expedited deliveries, transport by open trailer, and transport of explosives. The Specialized Truckload Division carries out its operations through Transport Lebon (acquired in March 1998), Transport Mondor (acquired in June 1999), TST Expedited Services (acquired in March 2000) and Transport Nordique (acquired in June 1999), operating from terminals in Montreal, Quebec City, Moncton, New Brunswick, Windsor, Ontario and Lanoraie, Quebec. The Specialized Truckload Division recently completed the acquisition of Retex Transport Ltd. (July 2002), which specializes in the transport of explosives, petroleum products, propane and butane. Revenues for the Specialized Truckload Division in fiscal 2002 were $88.3 million, representing approximately 15.1% of the Company's pro forma consolidated revenues. The Division has 470 employees, of whom approximately 50% are unionized, with collective agreements expiring in 2004 and 2005.

TST Expedited Services combines an extensive network of owner-operators based across Canada and the United States who provide emergency delivery services for the automotive industry and other manufacturing sectors. Emergency services may include chartering an airplane and coordinating deliveries to and from the airport at both ends of the route.

Transport Mondor provides flatbed transportation. Its strategy is based on providing customers with equipment that fulfills their service needs and offers extensive reliability. Multi-axle freight service is provided within Quebec, Ontario and the Maritimes while tandem service is provided for transborder shipments. Multi-axle freight service carries greater weight than tandem service.

Transport Nordique transports all forms of explosives for the mining and construction industries and for the military. In addition, it provides highly specialized services by managing explosives sites.

TransForce's tank operation transports dry granulated bulk materials such as cement, lime and fly ash in closed tank trailers. Its customers require versatile trailers to transport various types of materials. TransForce offers equipment adapted to fulfill customers' needs such as tandems, specialized tridems for the United States market and B-trains for the Quebec and Maritime markets.

Logistics and Warehousing Services Division

TransForce's Logistics and Warehousing Services Division is divided into two groups. The Logistics group, which is primarily non-asset based, provides a variety of ancillary transportation services such as third-party logistics and freight forwarding. This group carries out its operations through Trans4 Logistics (established in February 2002 following the acquisition of selected assets of Tri-Line Logistics Division), CK Logistics (formed in 1999), TST Load Brokerage (acquired in March 2000) and St-Lambert Transport (acquired in July 2002). The Warehousing group provides customers with inventory warehousing solutions. It carries out its operations through TST Automotive (acquired in March 2000) and Mirabel Leasing (acquired in October 1998). The Logistics and Warehousing Services Division operates in Montreal, Quebec City, Whitby, Ontario and Mississauga, Ontario. Revenues for the Logistics and Warehousing Services Division in fiscal 2002 were $36.1 million, representing approximately 6.1% of the Company's pro forma consolidated revenues. The Division has 240 employees, of whom approximately 60% are unionized, with a collective agreement expiring in 2004.

In TransForce's view, companies are increasingly shifting their focus to their core competencies and outsourcing an increased number of services. The Logistics group benefits from this trend among TransForce's customers by accessing the services of other TransForce divisions, as well as those offered by TransForce's select partners. CK Logistics specializes in regular and dimensional over-the-road transport throughout North America. Trans4 Logistics is in the business of conventional T.L. and L.T.L. commodities throughout North America, including inter-modal services.

TransForce also believes that Canadian manufacturers are seeking to move inventory out of their plants as quickly as possible in order to lower their costs. This provides the Warehousing group with numerous opportunities. The Warehousing group can service customers by taking on new space as required. The Warehousing group currently uses two warehouses in Whitby, Ontario with an aggregate of 221,000 square feet of space.

Geographical Coverage

The L.T.L. group is primarily focused in eastern Canada. Through partnerships and alliances, it serves all of Canada and the United States. In western Canada, the L.T.L. group partners with Porter Trucking Ltd., while it partners with Armour Transportation Systems in the Maritimes. In addition, the L.T.L. group services the continental United States through the two following exclusive arrangements.

ExpressLink

TST Overland Express is the sole Canadian member of ExpressLink, an exclusive alliance with three United States transporters providing L.T.L. services throughout the continental United States. The three U.S. transporters are Estes Express Lines, Inc., covering the eastern United States, Lakeville Motor Express, Inc., serving the central United States, and G.I. Trucking Company, covering the western states. Through its participation in ExpressLink, TST Overland Express is able to provide seamless service to the United States for its clients. In addition, TST Overland Express effects deliveries in Canada for the three U.S. members of ExpressLink.

R & L Carriers

In November 2001, Cabano-Kingsway Transport signed a strategic alliance with R & L Carriers, intended to enable Cabano-Kingsway to offer deliveries throughout the United States. R & L Carriers, based in Ohio, is one of the largest private family-owned transport companies in the United States with a fleet of more than 9,400 tractors and trailers. R & L Carriers operates throughout most of the continental United States, Puerto Rico and Hawaii. One of the intended benefits of the strategic alliance is to allow the integration of the computer systems of Cabano-Kingsway and R & L Carriers. This will allow clients of Cabano-Kingsway to track their shipments throughout R & L Carriers' terminals in the United States, and vice versa.

Through Canpar, the Parcel Delivery group operates across Canada, while the Truckload Division and the Specialized Truckload Division offer their customers a network which extends across Canada and the United States.

The following map sets out the geographic coverage of TransForce's operations in Canada:

TransForce's Terminals



Edmonton
Red Deer
Calgary
Courtenay
Nanaimo
Burnaby
Kelowna
Saskatoon
Regina
Winnipeg
Brandon
Thunder Bay
Sault St. Marie
Goose Bay
St. John's
Labrador City
Corner Brook
Port-Cartier
Sept Iles
Baie Comeau
Chicoutimi
Forestville
Saint-Félicien
Rimouski
Bathurst
Rivière-du-Loup
Truro
Dieppe
New Minas
La Tuque
Quebec City
Montmagny
Dartmouth
Bécancour
Fredericton
Val d'Or
Trois-Rivières
Plessisville
Saint John
Lanoraie
St-Georges
Rouyn
Saint-Jérome
Drummondville
Mont-Laurier
Boisbriand
St Elie d'Orford
North Bay
Ottawa
Montreal
Sherbrooke
Sudbury
Pembroke
Cornwall
Rock Forest
Granby
Midland
Barrie
Peterborough
Kingston
Collingwood
Belleville
Walkerton
Oshawa
Toronto
Kitchener
St. Catharines
Cambridge
Hamilton
Sarnia
London
Brantford
Windsor
Chatham

Competitive Advantages

TransForce believes that it has several strengths relative to its competitors, including: (i) providing a full range of transportation services offered over a broad geographic area; (ii) its acquisition expertise; (iii) the strength and experience of its management team; (iv) its logistics capabilities; (v) a strong financial position; and (vi) the size of its trucking organization.

Full range of services and broad geographic scope

TransForce believes that one of its main competitive advantages lies in its ability to offer services in the four segments of L.T.L. and parcel delivery, T.L., specialized truckload, and logistics and warehousing. In addition, TransForce's network provides geographic coverage throughout Canada and the United States, complemented where necessary by alliances with partners. As a result, TransForce is able to respond to the wide-ranging needs of its clients, both in terms of services and geographic coverage. TransForce thereby provides a comprehensive solution to its clients' transportation needs. The full range of services and broad geographic scope also provide a diversified revenue mix, which contributes to TransForce's stability.

Acquisition expertise

The Canadian trucking industry is highly fragmented, thereby providing attractive consolidation opportunities for larger industry players. TransForce has benefited from this situation; since April 1997, it has successfully completed more than 20 acquisitions and increased its revenues from $142 million in fiscal 1998 to $445 million in fiscal 2002 (approximately $587 million on a pro forma basis, giving effect to the recent acquisition of Canpar). TransForce has a proven expertise in acquiring well-managed transportation companies at attractive prices.

TransForce believes that one of its key competitive advantages lies in its ability to successfully integrate newly-acquired transportation operations. TransForce provides acquisition targets with an opportunity to integrate into a flexible operating structure. TransForce's expertise in acquisitions allows it to grow profitably through acquisitions.

Strong and experienced management team

Under the leadership of Alain Bédard, the Chairman of the Board, President and Chief Executive Officer, TransForce has strengthened its management team both as a result of its many acquisitions and through recruiting efforts. TransForce's policy is to acquire companies with strong management teams that will remain with TransForce to operate the acquired business in an integrated manner. As a result, many of the members of TransForce's senior management have years of experience in the transportation industry. This is particularly critical in an industry such as transportation, where relationships with customers are of great importance. See "Management of TransForce — Biographies".

Logistics capabilities

TransForce's Logistics and Warehousing Services Division enhances TransForce's stability by ensuring a consistent use of its network capacity and allows TransForce to avoid excessive variations in its level of business. A steady traffic pattern is achieved through the outsourcing of excess business to third parties when there is strong demand for TransForce's services, while still earning incremental revenues and allowing TransForce to manage client relationships. Conversely, TransForce is able to source additional business for its own network on those occasions when it is not operating at full capacity.

Strong financial position

TransForce's strong financial position provides one of its key competitive advantages. It provides TransForce with the capacity to pursue its acquisition strategy and to effect major acquisitions, such as those of TST Solutions in March 2000 and Canpar in July 2002. TransForce's strong financial position has also allowed it to make the significant investments in rolling stock and state-of-the-art information technologies. These investments have improved TransForce's operating efficiency and cost structure, as well as profit margins. Smaller carriers are generally unable to make such investments.

Size of its trucking organization

TransForce is one of the largest trucking organizations in Canada. From a competitive standpoint, this provides several advantages, including the ability to generate economies of scale in the operation and maintenance of TransForce's fleet, and the ability to negotiate significant contracts with key clients as well as strategic alliances with major transportation companies in other geographic markets, such as ExpressLink.

In TransForce's view, over the last several years many shippers have reduced the number of carriers which they use and placed more reliance on either a few core carriers or a dedicated carrier, in order to reduce freight costs and achieve a higher level of service. TransForce believes that it has benefited from this industry trend, in light of its significant fleet size.

Business Strategy

In order to strengthen its market position and maximize profitability, TransForce's business strategy is to: (i) continue to grow through acquisitions; (ii) pursue internal growth; (iii) broaden its geographic market; and (iv) maximize operational efficiency.

Growth through acquisitions

TransForce's growth strategy involves increasing its customer base by acquiring carriers that operate in sectors or markets in which TransForce currently operates or which are complementary to those in which TransForce operates. The recent acquisition of Canpar is an example of such a complementary acquisition.

In terms of acquisitions, TransForce will continue to target efficient and well-managed companies that can be successfully integrated into its network, particularly those that operate in high density population areas. By offering the full range of its services to a maximum number of clients within a strategically defined geographic area, TransForce believes it can increase revenues in a cost effective manner.

TransForce believes that its strong balance sheet and position in the Canadian transportation industry will continue to make it an attractive partner for smaller carriers seeking to be acquired. TransForce intends to continue exploring acquisition opportunities as they arise, in line with its acquisition strategy of the past several years.

Internal growth

TransForce intends to expand its client base by aiming to provide superior service, seamless order tracking and competitive pricing.

TransForce believes that transborder shipments represent an important growth area. TransForce plans to capitalize on this opportunity by continuing to expand its transborder activities.

In TransForce's view, the logistics and warehousing segment of the transportation industry is another key growth area, due to the higher margins which it typically generates. TransForce intends to pursue the development of activities in this sector, and leverage synergies with its other business lines by referring business within the organization.

Broadening geographic coverage

TransForce intends to maintain its focus on the geographic areas in which it currently operates, such as eastern Canada. At the same time, TransForce will pursue acquisitions of carriers in contiguous areas and seek to build additional strategic alliances with carriers in areas where it does not yet have a strong presence.

Optimization of operations

From an operational point of view, one of the key elements of TransForce's business strategy is its emphasis on constantly improving operational efficiency through economies of scale and technological innovation. In addition, TransForce intends to continue its cost efficiency initiatives, including fuel management programs, continued investment in back office operations, and "rightsizing" programs to ensure that staffing levels are appropriately matched to business volumes.

Equipment

TransForce (excluding Canpar) currently owns or leases approximately 1,900 trucks and other motorized equipment, and more than 4,100 trailers, tankers and dump trailers. In addition, TransForce has access to an additional 480 trucks under contract with owner-operators. Canpar owns or operates under capital leases a fleet consisting of approximately, 1,200 vehicles, including 820 curbsides and 280 semi-trailers.

Facilities

TransForce's network consists of 124 terminals, with 37 in Quebec, 53 in Ontario, 20 in western Canada, eleven in the Atlantic Provinces and three in the United States, in addition to its head office in Montreal. Of these terminals, 43 are owned by TransForce and 81 are leased. During the fiscal year ended April 27, 2002, TransForce paid a total of $3.6 million in rent for its leased properties. Canpar has seven major hub facilities and 53 terminals throughout Canada.

Customers

TransForce has a diverse customer base consisting of approximately 22,000 clients operating across a broad cross-section of industries, with no single client accounting in fiscal 2002 for more than 10% of the Company's pro forma consolidated revenues. TransForce's major customers include General Motors, Ford, Dupont, Molson, Alcan and Smurfit Stone. Due to the breadth of its client base, a downturn in the activities of individual customers or in a particular industry should not have a material adverse impact on TransForce's operations.

The following chart sets out the breakdown of TransForce's revenues (including Canpar) by industry, in percentage terms, for fiscal year 2002:

Revenue Breakdown by Industry
(Fiscal Year 2002 pro forma (with Canpar))



Other
7.2%
Construction Materials
19.4%
Automotive
18.6%
Pulp & Paper
12.8%
Retail
8.5%
Metals and Mining
6.2%
Food & Beverage
7.3%
Books
6.3%
Chemicals
5.7%
Explosives
5.7%
Air Freight
2.3%

Employees

TransForce has approximately 5,000 employees, a majority of whom are subject to a number of collective agreements. See "Business of TransForce — TransForce's Operating Divisions". TransForce considers that it has a very low turnover rate among its employees, compared to industry standards, and that its relations with its employees are very good. TransForce maintains a number of programs for driver training and client service. In conjunction with the introduction of new technologies, such as the use of on-board computers, TransForce has extended its employee training programs to maximize the use of such technological tools. These initiatives are designed to ensure the quality of services provided to TransForce's clientele while enabling TransForce to better control its labour costs.

Information Technology Systems

In the past five years, TransForce has made capital investments in excess of $4 million to develop and implement state-of-the-art Web-based technologies designed to maximize customer service and to increase TransForce's overall productivity and efficiency. TransForce has enhanced its information technology and support system capabilities, giving customers rapid Internet-based access to freight data, order tracing, pricing information, documentation and other similar information. TransForce maintains personnel trained to develop and operate these programs.

TransForce's online services allow customers to schedule pick-ups themselves, trace and check the status of their shipments, obtain access to freight invoices and proofs of delivery and download the necessary customs documentation.

In the L.T.L. group, tractors feature on board computers and other monitoring devices which permit the tracking and monitoring of transit times through the internet. This also allows dispatchers to communicate directly with drivers. TST Overland uses an activity based costing (ABC) system which allows it to identify the true cost of each service offered, thereby allowing for a more efficient allocation of resources. The Parcel Delivery group maintains an automated parcel tracking system. The Truckload Division operates a global positioning system (GPS). This technology platform establishes a permanent two-way link between the vehicles and TransForce's operations control centre, permitting drivers to directly receive new dispatch orders, so as to assign pick-ups with maximum efficiency while making optimal use of the available rolling stock. Drivers confirm the delivery of merchandise immediately upon completion, using the GPS. The Specialized Truckload Division also maintains an independent web site to receive and track customer orders as well as enabling on-line bidding. Finally, within the Logistics group, an internal link has been established among the various TransForce companies to maximize business development and to ensure that there are no lost opportunities.

Insurance

TransForce maintains a wide variety of insurance and surety policies with respect to its operations, including liability insurance with respect to its vehicles, broad form cargo insurance, commercial general liability insurance, environmental liability insurance stemming from TransForce's regular operations as well as umbrella coverage for claims exceeding TransForce's primary insurance policies. In addition, TransForce has coverage against the risk of potential employee claims through its participation in local worker compensation plans.

Fuel Cost

Fuel is a significant component of operating expenses in the trucking industry. TransForce has been able to substantially offset the impact of increases in the price of fuel for several years by applying a rate surcharge, whereby the increase in the price of fuel is passed on to its customers. This practice is widely used in the transportation industry. TransForce has also put training programs in place for its drivers, designed to teach driving practices which result in more efficient fuel consumption.

Regulation

TransForce operates in the transportation industry within Canada and between Canada and the United States and as a result is subject to transportation laws and regulations of federal, provincial and state governments. TransForce is required to hold operating licences, permits and registrations issued by the appropriate regulatory authorities in each of the jurisdictions in which it operates. In Canada, passengers and merchandise road transport licences are issued by provincial authorities. With respect to interprovincial transport, provincial authorities are delegated the right to issue licences according to the *Canada Transportation Act.* Provincial authorities exercise control on the issuance, modification and transfer of licences and govern in a general manner various aspects of licence holders' activities. In the United States, the *Department of Transportation* (D.O.T.) exercises similar authority. TransForce is also required to comply with the laws relating to the safety of vehicles and equipment, and the manner in which they are operated in each of the jurisdictions in which it conducts business.

TransForce currently holds all the necessary licences, permits and registrations required to operate in Canada and the United States. TransForce will take all the necessary measures in order to effect the transfer of such licences to the appropriate Operating Entities on or prior to the Closing Date.

All jurisdictions in which TransForce operates monitor compliance with licensing and safety regulations, and may initiate disciplinary proceedings against non-compliant drivers or carriers resulting in the possible suspension or cancellation of licenses or permits.

Environmental Matters

The operations and properties of TransForce are subject to environmental laws and requirements in both Canada and the United States relating to, among other things, air emissions and the management of contaminants. A risk of environmental liabilities is inherent in transportation operations, historic activities associated with such operations and the ownership, management or control of real estate.

The cargo carried by TransForce in its freight transportation operations can be classified as either non-regulated freight or regulated freight such as hazardous materials or environmentally regulated waste. Strict parameters must be met before

TransForce and the individual drivers are permitted to transport regulated freight. This involves specific insurance requirements, training programs and registration permits with the various provinces and states in which TransForce operates.

A number of TransForce's terminals provide full maintenance service and fuel facilities. Each terminal has a series of operational systems that have been implemented to control environmental impacts relating to its specific operation.

In the United States, new emission standards are expected to come into effect in October 2002. As a result, it will be necessary for many transporters to carry out upgrades on their trucks. Given the relatively new age of its fleet, TransForce does not expect that it will be required to make significant expenditures.

Competition

The transportation industry is fragmented and consists of relatively few large companies and many small companies serving target markets. The target markets are defined by geographical location, point-to-point service location, target customer industries and the type of service provided, such as L.T.L. and parcel delivery, T.L. or specialized truckload services. The smaller operators typically operate in a highly specialized yet competitive environment in which the customer may have several alternative carriers available. Many of the large carriers are independent subsidiaries of larger transportation companies and offer a wide variety of freight services on a national basis.

Carriers compete primarily on price and on their ability to provide reliable, efficient and safe transportation services. TransForce's main competitors are Day & Ross Inc. and Manitoulin Transport Inc. (L.T.L.); Challenger Motor Freight Inc., XTL Transport Inc. and Highland Transport (T.L.); and Contrans Corp. (specialized truckload services). Canpar's principal competitors in parcel delivery include Purolator Courier Ltd. and FedEx Ground (a subsidiary of Federal Express Corporation).

In addition, TransForce and other trucking companies must compete with other modes of transportation such as rail, air freight and maritime transportation. These modes of transportation play an important role in the areas served by TransForce.

Trademarks

TransForce has a total of 29 applied-for or registered trademarks, of which 20 are for use in Canada and nine for use in the United States. Of these, the most important are: (i) Cabano-Kingsway (name only); (ii) TransForce (name only); (iii) Cabano (name and design); and (iv) Canpar (name and design), all of which are applied for or registered for use in Canada. In addition, TransForce uses a number of unregistered trademarks. TransForce re-evaluates its intellectual property portfolio on a regular basis and, in this regard, may deem it advisable to register additional trademarks in the future. TransForce recently hired a trademark agent.

Management of TransForce

Directors and Executive Officers

Upon the completion of the Transaction: (i) the Trustees of the Operating Trust will be the current directors of the Company; and (ii) the directors and officers of the General Partner, which will act as the administrator of the Fund pursuant to the Fund Administration Agreement, will be Alain Bédard, Pierre Richard and Josiane-Mélanie Langlois, each of whom is currently an executive officer of the Company. See "The Fund — Trustee", "The Fund — Fund Administration Agreement" and "The Operating Trust — Trustees".

The following table sets out the name, municipality of residence, position held with the Company and principal occupation of each person who is a director or executive officer of the Company and, if a director, the year in which the person became a director. Each of the directors has been elected to serve until the next annual general meeting of Shareholders.

62

Name and Municipality of Residence	Position with TransForce	Principal Occupation	First Year as Director
Alain Bédard, C.A., C.M.A.[(2)(3)] .. Montreal, Quebec	Chairman of the Board, President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company	1992
Marcel Aubut.............................. Quebec City, Quebec	Director	Partner Heenan Blaikie LLP (law firm)	1994
Bernard Bélanger[(1)(2)].................. La Pocatière, Quebec	Director	Chairman of the Board and Chief Executive Officer Premier Tech Ltd. (peat moss and industrial equipment producer)	1986
Paul-Henri Gagnon..................... St-Jean-sur-Richelieu, Quebec	Director	Director of Investments Fonds de solidarité des travailleurs du Québec (FTQ) (investment fund)	1998
Jean-Claude Germain .... Cap-de-la-Madeleine, Quebec	Director	President Entreprises de Transport J.C.G. (division of TransForce)	1998
Gilles Harpin, C.A.[(1)(2)]............... Montreal, Quebec	Director	Corporate Director	1994
Joe Marsilii, C.A.[(1)]..................... Montreal, Quebec	Director	Chief Financial Officer Jolina Capital Inc. (holding company)	2002
Joey Saputo[(2)(3)]........................... Montreal, Quebec	Director	President Jolina Capital Inc. (holding company)	1996
H. John Stollery[(3)]....................... Mississauga, Ontario	Director	Chairman Process Capital Corporation (manufacturing company)	2000
Pierre Richard............................. Repentigny, Quebec	Chief Financial Officer	Chief Financial Officer of the Company	—
Josiane-Mélanie Langlois .... Blainville, Quebec	Legal Advisor and Secretary	Legal Advisor of the Company	—

(1) Member of the Audit Committee.

(2) Member of the Executive Committee.

(3) Member of the Human Resources Committee.

During the last five years, each of the foregoing has held the principal occupation shown opposite his or her name with the exception of: Mr. Marcel Aubut, who prior to January 1999 was Managing Partner of the law firm Aubut Chabot (now Heenan Blaikie Aubut, forming part of Heenan Blaikie LLP); Mr. Paul-Henri Gagnon, who prior to October 1998 was Director General of the Fonds régional de solidarité FTQ Montérégie; Mr. Gilles Harpin, who prior to October 2001 was Vice-President, Corporate Development of Jolina Capital Inc., a holding company; Mr. Joe Marsilii, who prior to July 2001 was Vice-President, Investments of Nurun Inc., a subsidiary of the Quebecor Inc. group, and who from February 1996 to December 1999 was Director of Finance of Quebecor Multimedia Inc.; Mr. Joey Saputo, who prior to March 2001 was Vice-President Administration and Development of Jolina Capital Inc.; Mr. H. John Stollery, who prior to March 2000 was Chairman and Chief Executive Officer of TST Solutions, acquired by the Company in March 2000; Mr. Pierre Richard, who prior to June 2002 was President of VGBS Consulting Inc., a management consulting firm, and who from 1989 to December 2000 held a number of executive positions with UniMédia Company, a newspaper printing and publishing company, including Chief Financial Officer, Corporate Secretary and Executive Vice-President; and Ms. Josiane-Mélanie Langlois, who prior to 2001 was a partner of the notarial firm Viglione Mazzanti Spano Decobellis & Langlois.

Biographies

The following are brief profiles of certain of the executive officers and members of management of the Company.

Alain Bédard, C.A., C.M.A., Chairman of the Board, President and Chief Executive Officer

Alain Bédard has been the President and Chief Executive Officer of the Company since June 1996 and a director of the Company since 1992. Prior to June 1996, Mr. Bédard served for more than ten years as Vice-President, Finance & Administration of Saputo Inc., a dairy and grocery products company. From 1978 to 1985, Mr. Bédard was the controller of Normick Perron Inc., a forestry company. Prior to 1978, Mr. Bédard worked as an auditor with KPMG LLP for three years. Mr. Bédard holds a BAA degree from the Université de Sherbrooke and obtained his C.M.A. designation in 1976 and his C.A. designation in 1977. Mr. Bédard is a director of Uniforêt Inc., a public integrated forest products company.

Gary N. King, President, TST Overland Express

Gary King joined TransForce in March 2000 upon the acquisition by the Company of TST Solutions. Mr. King has more than 36 years of experience in the transportation industry. Over the past 26 years, Mr. King has held various positions with TST Overland Express, including Transportation Center Manager, Vice-President of Operations, Senior Vice-President and Vice-President and General Manager. Mr. King is also Chairman of the Freight Carriers Association and Vice-Chairman of the North American Transportation Council.

John G. Cyopeck, Chief Executive Officer, Canpar

John Cyopeck joined TransForce in July 2002 following the acquisition of Canpar. Mr. Cyopeck joined Canpar in March 1989 as Vice-President and Assistant General Manager, responsible for all operations. In 1990, Mr. Cyopeck was appointed Chief Operating Officer, and in 1993, President and Chief Executive Officer of Canpar. He has more than 40 years of experience in the transportation industry. Prior to joining Canpar, Mr. Cyopeck held various senior positions with the TNT Group of Companies. In 2000, he was the first ever recipient of the Courier Executive of the Year Award, presented by the Canadian Courier Association.

John A. Schiller, President, Transport Cabano-Kingsway

John Schiller joined TransForce in May 2002, as the President of Transport Cabano-Kingsway. He has more than 35 years of experience in the automotive and transportation industries. Prior to joining TransForce, Mr. Schiller held various executive level positions in the transportation industry, including President and Chief Operating Officer of the TNT Overland Express Group from 1987 to 1992 and President and Chief Executive Officer of the Day & Ross Transport Group from 1992 to 2000.

Jean-Claude Germain, President, Entreprises de Transport J.C.G.

Jean-Claude Germain joined TransForce in March 1998 upon the acquisition by the Company of Entreprises de Transport J.C.G. Inc., of which Mr. Germain was founder and President. Mr. Germain, who also founded Transport Lebon Inc., has more than 25 years of experience in the transportation industry. Mr. Germain has been a director of the Company since 1998.

Robert Papineau, President, Transport Papineau International and Location Mirabel

Robert Papineau joined TransForce in October 1998 upon the acquisition by the Company of Le Groupe Papineau Inc. Mr. Papineau, who has more than 35 years of experience in the transportation industry, has held several positions with Le Groupe Papineau Inc. since 1967, including that of Vice-President and President. In 1974, Mr. Papineau founded Location Mirabel Inc., following which, in 1982, he founded Transport Papineau International Inc.

Brian Kohut, Vice-President and General Manager, TST Expedited Services Inc.

Brian Kohut joined TransForce in June 2001 as the Vice-President and General Manager of TST Expedited Services Inc. Prior to that, Mr. Kohut served for eight years as Vice-President of Sales at Sameday Right-O-Way, a division of the Day &

Ross Transport Group. From 1986 to 1992, Mr. Kohut held a number of sales positions with TNT Overland Express. Mr. Kohut holds a Bachelor of Arts degree from the University of Western Ontario in London, Ontario.

Pierre Richard, C.A., Chief Financial Officer

Pierre Richard joined the Company as Chief Financial Officer in June 2002. Prior to June 2002, Mr. Richard served as President of VGBS Consulting Inc., a management consulting firm which he founded in January 2001. From 1989 to December 2000, Mr. Richard held a number of executive positions with UniMédia Company, a newspaper printing and publishing company, including President and General Manager of Les Hebdos UniMédia division, and Executive Vice-President, Chief Financial Officer and Corporate Secretary of UniMédia Company. Mr. Richard holds a BAA degree from Laval University of Quebec City, Quebec and obtained his C.A. designation in 1982.

Executive Compensation

Summary Compensation Table

The following table sets out all annual and long term compensation received by the Chief Executive Officer and the four next most highly compensated executive officers of the Company or its subsidiaries (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company during the last three fiscal years:

		Annual Compensation			Long Term Compensation	
Name and Principal Position with the Company	**Fiscal Year**	**Salary $**	**Bonus $**	**Other Compensation $**	**Number of Options Granted**	**All Other**
Alain Bédard	2002	396,731	227,218	31,500	1,000,000	—
President and Chief Executive Officer	2001	348,344	172,219	33,000	—	—
	2000	327,404	148,752	25,750	—	—
Gary N. King	2002	250,000	320,000	—	—	—
President	2001	190,564	76,200	1,275	—	—
TST Overland Express	2000	167,510	73,648	1,381	—	—
Jean-Claude Germain	2002	100,000	179,856	9,350	—	—
President	2001	100,000	139,600	7,100	—	—
Entreprises de Transport J.C.G.	2000	52,000	125,242	6,500	—	—
Robert Papineau	2002	175,000	—	—	—	—
President	2001	175,000	—	—	—	—
Transport Papineau International	2000	175,000	—	—	—	—
Barry L. Bruneau	2002	153,070	32,601	—	—	—
Senior Vice-President	2001	140,027	35,282	12,373	—	—
TST Automotive Services	2000	134,108	34,089	8,936	—	—

Option Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all grants of options to the Named Executive Officers during the fiscal year ended April 27, 2002:

Name	Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise Price	Market Value on Date of Grant	Expiration Date
Alain Bédard	1,000,000	94%	$2.00	$2.00	May 2008

Option Exercises in Last Fiscal Year and Fiscal Year-End Option Value

No options were exercised by the Named Executive Officers during the fiscal year ended April 27, 2002. The following table sets out details of the value of the options at fiscal year end held by the Named Executive Officers. Subsequent to year end, all of these options were exercised.

Name	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable / Unexercisable	Value of Unexercised in the Money Options at Fiscal Year End Exercisable / Unexercisable[(1)]
Alain Bédard	—	—	600,000/775,000	$1,266,250/$1,455,000

(1) Value of unexercised "in the money" options is calculated using the closing price of the common shares on the TSX on April 26, 2002 ($3.90) less the exercise price of the options.

Employment Agreements

TransForce has not entered into employment agreements with any of its senior executives, other than John G. Cyopeck.

Compensation of Directors

Each director receives annual remuneration of $5,000 plus a supplementary annual remuneration of $1,500 for sitting on the Executive Committee and $1,000 for sitting on the Audit Committee or the Human Resources Committee. Furthermore, each director receives $750 per meeting attended. During the fiscal year ended April 27, 2002, the Company paid an aggregate of $128,250 to its directors for their services in such capacity.

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of the Company, nor any associate of such director or executive officer has, during the fiscal year ended April 27, 2002 and to the date hereof, been indebted to the Company. In addition, none of the indebtedness of these individuals to another entity has been the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Fund will be entirely dependent upon the operations and assets of the Operating Entities through the Fund's ownership of the Operating Trust Units and the OT Notes. The Operating Entities will carry on the business currently conducted by TransForce. The earnings and cash flows of the Operating Entities will be affected by certain risks associated with its transportation business and other risks described in this Proxy Circular. See "Risk Factors".

The following discussion and analysis of financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and the notes thereto included in **Schedule F** to this Proxy Circular. This discussion and analysis does not include the results of Canpar, which was acquired subsequent to the 2002 fiscal year end.

The tables below detail various summary financial and operating data prepared by the Company from the historical records of the Company and reflect the transportation business carried on by TransForce. The following tables do not include the historical records of Canpar.

Throughout the following discussion and analysis, the Company uses the term "EBITDA". EBITDA means earnings before interest, income taxes, depreciation and amortization. The Company also uses the terms "EBITDA margin" and "operating ratio". These terms may not be identical to similarly titled measures reported by other companies. Furthermore, they should not be considered in isolation or as alternative measurements of operating performance or liquidity to net income, operating income, cash flow from operating activities or any other measures of performance under GAAP. The Company believes that EBITDA and operating ratio can be viewed as relevant supplemental measures of performance in the transportation industry.

Selected Consolidated Financial Information

(in thousands of dollars, except per share amounts and percentages)

	Twelve weeks ended		Year ended				
	July 20, 2002	July 21, 2001[1]	April 27, 2002	April 28, 2001[1]	April 29, 2000[1]	April 24, 1999	April 25, 1998
Income Statement Data							
Revenues	$ 125,223	$ 108,613	$ 445,478	$ 441,667	$ 276,751	$ 188,543	$ 141,970
Operating expenses	84,867	71,445	294,609	295,746	191,389	128,192	99,359
Fixed costs, general and administrative expenses	21,813	19,895	83,971	78,994	43,599	34,386	29,272
EBITDA[2]	18,543	17,273	66,898	66,927	41,763	25,965	13,339
Depreciation of fixed assets	5,843	5,567	23,994	25,872	18,858	13,203	7,715
Amortization of goodwill	—	—	—	3,874	1,407	585	462
Interest[3]	1,502	3,072	11,969	14,592	7,840	5,274	3,057
Gain on disposal of fixed assets	(85)	(34)	(179)	(155)	(1,258)	(595)	(149)
Income from continuing operations before income taxes	11,283	8,668	31,114	22,744	14,916	7,498	2,254
Income taxes	3,451	3,684	12,677	9,174	4,333	863	225
Net income from continuing operations	7,832	4,984	18,437	13,570	10,583	6,635	2,029
Earnings per share from continuing operations[4]							
Basic	$ 0.16	$ 0.13	$ 0.46	$ 0.36	$ 0.34	$ 0.21	$ 0.09
Fully diluted	0.15	0.12	0.43	0.34	0.28	0.18	0.08
EBITDA margin (%)[5]	14.8	15.9	15.0	15.2	15.1	13.8	9.4
Operating ratio from continuing operations (%)[6]	89.8	89.2	90.3	91.5	91.8	93.2	96.3

(1) As restated to take into account discontinued operations, as disclosed in note 4 of the notes to the comparative consolidated financial statements for the fiscal year ended April 27, 2002.

(2) EBITDA means earnings before interest, income taxes, depreciation and amortization. EBITDA is not an earnings measure recognized by GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers.

(3) These amounts are made up of short and long term interest expenses and exclude bank charges, which are grouped with fixed costs, general and administrative expenses.

(4) Earnings per share from continuing operations calculation uses the new CICA treasury stock method instead of the imputed earnings approach to calculate the fully diluted earnings per share. The basic and fully diluted earnings per share from continuing operations do not include discontinued operations.

(5) EBITDA margin is calculated by dividing EBITDA by revenues.

(6) Operating ratio is calculated by dividing the sum of the operating expenses, fixed costs, general and administrative expenses, gain on disposal of fixed assets and depreciation and amortization by revenues.

	Twelve weeks ended		Year ended				
	July 20, 2002	July 21, 2001	April 27, 2002	April 28, 2001	April 29, 2000	April 24, 1999	April 25, 1998
Cash Flow Information							
Cash flow from operating activities[(1)]	$ 13,192	$ 10,212	$ 41,693	$ 39,407	$ 29,795	$ 20,048	$ 10,057
Net changes in non-cash working capital	(3,975)	(4,813)	(9,066)	11,163	(1,638)	1,791	(2,961)
Business acquisitions, including assumed bank advances	(3,821)	—	(11,381)	(1,600)	(109,095)	(13,917)	(8,138)
Net additions to fixed assets[(2)]	(463)	(3,305)	(5,713)	(5,134)	3,407	(7,404)	—

(1) Cash flow from operating activities excludes net change in non-cash working capital.

(2) Amount of acquisition of fixed assets net of disposal.

	As at					
	July 20, 2002	April 27, 2002	April 28, 2001	April 29, 2000	April 24, 1999	April 25, 1998
Balance Sheet Data						
Total assets	336,025	$ 320,115	$ 307,835	$ 306,032	$ 139,588	$ 100,426
Total debt (including current portion, bank advances and convertible debentures)	132,999	128,140	166,841	194,885	72,655	45,749
Shareholders' equity	120,458	112,272	60,023	46,528	33,946	27,255

Figures for the Past Eight Quarters (unaudited)

(in thousands of dollars, except per share amounts)

	Quarter ended							
	July 20, 2002	April 27, 2002	January 5, 2002	October 13, 2001	July 21, 2001	April 28, 2001	January 6, 2001	October 14, 2000
Revenues[(1)]	$ 125,223	$ 129,480	$ 103,125	$ 104,260	$ 108,613	$ 120,585	$ 105,725	$ 108,800
EBITDA[(2)]	18,543	18,707	15,431	15,487	17,273	17,347	15,618	17,187
Income from continuing operations, before income taxes and after amortization and permanent impairment in value of goodwill	11,283	8,074	7,252	7,120	8,668	4,696	5,791	6,088
Net income	7,832	5,004	4,453	3,965	4,066	1,388	5,115	2,750
Earnings per share from continuing operations								
Basic	0.16	0.11	0.12	0.11	0.13	0.06	0.14	0.08
Fully diluted	0.15	0.11	0.11	0.10	0.12	0.06	0.12	0.07
Earnings per share – Total operations								
Basic	0.16	0.11	0.12	0.10	0.11	0.04	0.13	0.07
Fully diluted	0.15	0.11	0.11	0.10	0.10	0.04	0.12	0.07

(1) Net of discontinued operations. See note 4 of the notes to the comparative consolidated financial statements for the fiscal year ended April 27, 2002.

(2) EBITDA means earnings before interest, income taxes, depreciation and amortization. EBITDA is not an earnings measure recognized by GAAP. Therefore, EBITDA may not be comparable to similar measures presented by other issuers.

Overview

Since 1998, mainly as a result of acquisitions, the Company's total revenues grew from $142.0 million to $445.5 million, representing a CAGR of 33.1%. This increase of $303.5 million demonstrates the successful implementation of TransForce's expansion strategy, through which it has established itself as a leading player in the North American transportation industry while concurrently achieving a more balanced revenue mix.

During this period, the most significant acquisitions in each of the four business segments were:

Division	Acquisition
Less Than Truckload	TST Overland Express (March 2000)
	Daily Motor Freight (November 2001)
	Japiro Transport (March 2002)
Truckload	Entreprises de Transport J.C.G. Inc. (March 1998)
	Papineau International Transport Inc. (October 1998)
	TST Truckload Express Inc. (March 2000)
Specialized Truckload	Transport Lebon Inc. (March 1998)
	Transport R. Mondor Ltée (June 1999)
	Transport Nordique Inc. (June 1999)
	TST Expedited Services Inc. (March 2000)
	Entreprises R.R. Mondor Inc. (July 2000)
Logistics and Warehousing Service	TST Automotive Services (March 2000)
	Tri-Line Logistics (February 2002)

Geographic Segmentation of Revenues

The table below sets out the geographic segmentation of TransForce's revenues from fiscal 1999 to fiscal 2002:

Geographic Segmentation of Revenues
(in thousands of dollars)

	Year ended							
	April 27, 2002		April 28, 2001		April 29, 2000		April 24, 1999	
Canada	$264,453	59.4%	$262,978	59.5%	$181,086	65.4%	$136,157	72.2%
U.S.A.[(1)]	181,025	40.6%	178,689	40.5%	95,665	34.6%	52,386	27.8%
Total	$445,478	100%	$441,667	100%	$276,751	100%	$188,543	100%

(1) Revenues allocated to the United States include transborder revenues between Canada and the United States.

While revenues in Canada almost doubled from fiscal 1999 to fiscal 2002, the percentage of transborder revenues between Canada and the United States accounted for a higher share of the Company's total revenues, rising significantly from 27.8% in fiscal 1999 to 40.6% in fiscal 2002. This rapid growth is attributable to TransForce's acquisition strategy, which provided it with increasing market opportunities resulting from changes in international trade agreements. The growth in U.S. transborder revenues is further enhanced by TransForce's exclusive participation in ExpressLink, providing for L.T.L. services throughout the continental United States.

69

Revenues by Segment

The table below sets out the segmentation of revenues by division from fiscal 1998 to fiscal 2002:

Revenues by Division
(in thousands of dollars)

	Year ended									
	April 27, 2002		April 28, 2001		April 29, 2000		April 24, 1999		April 25, 1998	
L.T.L.	$225,812	50.7%	$223,474	50.6%	$139,389	50.4%	$115,893	61.5%	$102,567	72.2%
T.L.	95,190	21.4%	97,758	22.1%	80,899	29.2%	60,618	32.2%	34,823	24.5%
Specialized Truckload	88,328	19.8%	89,699	20.3%	44,343	16.0%	10,101	5.3%	3,766	2.7%
Logistics and Warehousing	36,148	8.1%	30,736	7.0%	12,120	4.4%	1,931	1.0%	814	0.6%
Total	$445,478	100%	$441,667	100%	$276,751	100%	$188,543	100%	$141,970	100%

From fiscal 1998 to fiscal 2002, TransForce made significant inroads in each of its business segments. Revenues grew by $123.2 million in the Less Than Truckload (L.T.L.) Division, by $60.4 million in the Truckload (T.L.) Division, by $84.6 million in the Specialized Truckload Division and by $35.3 million in the Logistics and Warehousing Services Division. This represented CAGRs of 21.8%, 28.6%, 120.1% and 158.1%, respectively, since the end of fiscal 1998. These increases are mainly a result of TransForce's focused and carefully planned acquisition strategy. The diversification of revenues is demonstrated by the fact that while the Less Than Truckload (L.T.L.) Division represented more than 70% of revenues in fiscal 1998, it contributed just over 50% in fiscal 2002.

Expenses

In fiscal 2002, operating expenses represented 66.1% of revenues, in comparison to 70.0% in 1998. With the costs of labour, fuel and maintenance representing on average approximately 90% of the total operating expenses, the percentage decrease in operating expenses was made possible by the actions undertaken to ensure constant improvement in productivity and tighter cost control through the use of new management tools and state-of-the-art technologies. Operating leases expense represented 5.7 % of the total operating costs in fiscal 2002 in comparison to 5.0% in 1998.

From fiscal 1998 to fiscal 2002, fixed costs, general and administrative expenses have as a percentage of revenues decreased from 20.6% to 18.8%, mainly as a result of the synergies associated with the integration of the acquired companies.

EBITDA

From fiscal 1998 to fiscal 2002, EBITDA grew from $13.3 million to $66.9 million, representing a CAGR of 49.6%. This increase was primarily due to: (i) growth in revenues; (ii) enhanced efficiency resulting primarily from cost improvement initiatives (such as a reduction in empty mileage, density analysis and use of state-of-the-art technologies where warranted); and (iii) increased utilization of the enhanced network. The table below sets out the EBITDA and EBITDA margins since fiscal 1998.

EBITDA
(in thousands of dollars)

	For the years ended				
	April 27, 2002	April 28, 2001	April 29, 2000	April 24, 1999	April 25, 1998
EBITDA	$ 66,898	$ 66,927	$ 41,763	$ 25,965	$ 13,339
EBITDA margin	15.0%	15.2%	15.1%	13.8%	9.4%

Twelve Weeks Ended July 20, 2002 Compared to Twelve Weeks Ended July 21, 2001

Revenues for the period increased by 15.3% to $125.2 million from $108.6 million for the corresponding period of the previous fiscal year. Revenues from Select Transport, Daily Transport and Trans4Logistics, following acquisitions which were effected in fiscal 2002, accounted for most of the increase, as this was the first fiscal period during which TransForce benefited from the full effect of such acquisitions. Internal growth in the Truckload and Specialized Truckload Divisions accounted for the balance of the increase.

Operating expenses represented 67.8% of revenues in comparison to 65.8% in the corresponding period of the preceding fiscal year. This increase was mainly attributable to the change in revenue mix associated with the newly acquired business of Trans4Logistics, the ongoing integration of the operations of Daily Transport, which when fully integrated are expected to deliver a financial performance comparable to the other operations of its division and, to a lesser extent, currency fluctuations. Operating leases expense amounted to $4.4 million in the period, a level comparable to that of the corresponding period of fiscal 2002.

Fixed costs, general and administrative expenses rose to $21.8 million from $19.9 million in the corresponding period of fiscal 2002. This increase was attributable to the new businesses acquired.

EBITDA from continuing operations was $18.5 million (representing 14.8% of revenues) for the period as compared to $17.3 million (representing 15.9% of revenues) in the corresponding period of the prior fiscal year. The nominal increase was attributable to the results arising from the businesses acquired during the previous fiscal year, while the decrease, expressed as a percentage of revenues, was mainly due to the lower margins realized by Daily Transport.

The operating ratio for the period was 89.8%, representing an increase of just over half a percentage point from the comparable period of the previous fiscal year. This increase was mainly attributable to the operations of Daily Transport and Tri-Line Logistics.

Interest expense for the period fell substantially to $1.5 million from $3.1 million in the corresponding period of the previous fiscal year as the Company repaid a large portion of its long-term debt during the course of the year and redeemed, in the fourth quarter of fiscal 2002, all of its convertible debentures. TransForce also benefited from the decline in lending rates.

As a result, net income from continuing operations increased by 57% in the period to $7.8 million ($0.15 per share fully diluted) from $5.0 million ($0.12 per share fully diluted) for the comparable period in the previous fiscal year.

As described in note 2 to the interim consolidated financial statements for the twelve weeks ended July 20, 2002, the Company adopted the new accounting policies for stock-based compensation and other stock-based payments. The adoption of the new policies is not expected to have a material impact on the Company's consolidated financial statements.

Fiscal Year Ended April 27, 2002 Compared to Fiscal Year Ended April 28, 2001

During fiscal 2002, revenues rose to $445.5 million compared to $441.7 million in fiscal 2001.

During fiscal 2002, TransForce continued to carry out its strategic acquisition program, which enabled it to add $18.8 million to its revenue base. This was achieved despite the North American-wide economic slowdown, which specifically affected the manufacturing and hard goods sectors and resulted in weaker transportation demand.

TransForce's Less Than Truckload Division revenues grew in fiscal 2002 to $225.8 million from $223.5 million in fiscal 2001, mainly as result of the acquisition of selected assets of Daily Motor Freight Inc. and Japiro Transport Ltd. Revenues in the Truckload Division decreased to $95.2 million compared to $97.8 million in fiscal 2001, while revenues in the Specialized Transport Division decreased to $88.3 million compared to $89.7 million in fiscal 2001. However, revenues in the Logistics and Warehousing Services Division sector rose 17.6% to $36.1 million in fiscal 2002 compared to $30.7 million the year before, due in part to the acquisition of the selected assets of the Tri-Line Logistics Division.

In fiscal 2002, operating expenses as a percentage of revenues were 66.1% in comparison to 67.0% in fiscal 2001. With the costs of labour, fuel and maintenance generally representing 90% of the total operating expenses, this decrease was made possible by the actions undertaken to ensure constant improvement in productivity and tighter cost control through the use of new management tools and state-of-the-art technologies. Operating leases expense amounted to $18.1 million in fiscal 2002 in comparison to $18.6 million in fiscal 2001.

Fixed costs, general and administrative expenses were $84.0 million (or 18.8% of revenue) in comparison to $79.0 million (or 17.9% of revenue) in fiscal 2001. This increase is attributable to the new businesses acquired and the slowdown in the economy which affected TransForce's year over year revenue base.

EBITDA from continuing operations was $66.9 million for fiscal 2002, unchanged from the previous year.

Depreciation of fixed assets decreased to $24.0 million in fiscal 2002 compared to $25.9 million in fiscal 2001. TransForce began to realize the benefits of major investments made in prior years to replenish its fleet, which is now newer than industry standards. The pace of renewal of the fleet is now at a maintenance level and no longer subject to an intensive replacement program.

The operating ratio for fiscal 2002 continued to improve, showing a reduction of 1.2% compared to that of the preceding year. This improvement results from the non-amortization of goodwill in fiscal 2002 as a result of a change in accounting policy and the optimized use by TransForce of its resources.

Interest expense fell substantially to $12.0 million in fiscal 2002 from $14.6 million in the previous year as TransForce repaid a large portion of its long-term debt during the course of the year and redeemed, in the fourth quarter, the totality of its convertible debentures. TransForce also benefited from the decline in lending rates during fiscal 2002 on the variable interest portion of its debt.

The income tax rate stood at 40.7% in fiscal 2002 compared to 34.5% in fiscal 2001. This 6.2% difference in the income tax rate is primarily due to a one-time future income tax benefit of $2.5 million recorded in fiscal 2001, which resulted from new federal and provincial tax legislation providing for reduced income tax rates over the next several years, the whole as reported in fiscal 2001.

TransForce's net income from continuing operations in fiscal year 2002 increased 35.9% to $18.4 million ($0.43 per share fully diluted) from $13.6 million ($0.34 per share fully diluted) a year earlier.

Fiscal Year Ended April 28, 2001 Compared to Fiscal Year Ended April 29, 2000

TransForce's revenues excluding discontinued operations for the fiscal year ended April 28, 2001 amounted to $441.7 million, representing an increase of $164.9 million or 59.6% over the $276.8 million recorded in fiscal year 2000. The increase was due in large part to the inclusion of a full year's operations of TST Solutions, compared to only two months in fiscal 2000, as well as to the internal growth recorded by all business segments as a result of increased transborder transport and shipment volume. Several subsidiaries acquired in fiscal 2000 also contributed to these results in varying proportions, depending on their acquisition date.

Operating expenses increased $104.4 million or 54.5% as a result of growth in revenue. This increase was also attributable to the three following factors: the price of fuel, the operating leases cost and labour costs. The latter was somewhat offset by productivity improvements. The use of new technologies designed to maximize the fleet's efficiency and the partial recovery of increased fuel costs through fuel surcharges reduced the impact of rising fuel prices. Rolling stock leasing expenses increased $7.6 million to $18.6 million primarily as a result of the acquisition of TST Solutions in March 2000, most of whose rolling stock is under operating leases.

Fixed costs, general and administrative expenses rose to $79.0 million in fiscal 2001 from $43.6 million in fiscal 2000 as a result of the acquisitions.

EBITDA showed solid growth, increasing by 60.3% to $66.9 million, compared to $41.8 million the previous fiscal year. The increase, equivalent to the increase in revenues, was the result of the acquisition of TST Solutions, tight control over operating expenses and the efficient use of resources.

Depreciation of fixed assets increased to $25.9 million in fiscal 2001 compared to $18.9 million in fiscal 2000 as a result of the fleet renewal program initiated in fiscal 1998. Maintenance of high quality standards for rolling stock remained a key factor that lead to increased efficiency in the delivery of high level transportation services and reduced maintenance costs.

The operating ratio for the 2001 fiscal year stood at 91.5%, slightly lower than that for the 2000 fiscal year.

Interest expenses increased to $14.6 million in fiscal 2001 from $7.8 million in fiscal 2000. The increase was the result of an $80.0 million increase in long-term debt in light of the financing of the acquisition of TST Solutions.

The Company reported consolidated net earnings from continuing operations of $13.6 million in fiscal 2001, representing a $3.0 million increase over the $10.6 million reported in fiscal 2000. The growth in net earnings from continuing operations was not equal to the growth in revenues because of a higher income tax burden. Contrary to the previous fiscal year, the Company did not benefit in fiscal 2001 from tax losses carried forward from the previous year. However, the Company did benefit from a decrease in the corporation tax rate announced in the federal and provincial budgets. The income tax saving in this regard was $2.5 million.

Fiscal year Ended April 29, 2000 Compared to Fiscal Year Ended April 24, 1999

TransForce's revenues excluding discontinued operations for the fiscal year ended April 29, 2000 amounted to $276.8 million or 46.8% more than the $188.5 million reported the previous fiscal year. The increase was particularly attributable to the contribution of two major acquisitions: Groupe Papineau, which contributed to the entire year's results compared to seven months the previous fiscal year; and TST Solutions, which contributed two months in fiscal 2000.

Operating expenses increased by $63.2 million or 49.3% as a result of growth in revenue. Given the increase of operating expenses of the businesses acquired, rolling stock rental expense increased by $3.7 million to $11.0 million. Also, throughout the entire year, fuel prices rose several times in succession. The impact on earnings was partially offset by a rate surcharge.

Depreciation of fixed assets increased to $18.9 million in fiscal 2000 compared to $13.2 million in fiscal 2000 as a result of the fleet renewal program initiated in fiscal 1998.

The operating ratio for fiscal 2000 stood at 91.8%, approximately 1.4% lower than for fiscal 1999.

EBITDA showed solid growth compared to fiscal year 1999. For fiscal year 2000, EBITDA was $41.8 million, a 60.8% increase over the $26.0 million realized the previous year. Tight control of operating expenses, increased productivity, better use of resources, and greater revenues resulting from acquisitions and internal growth were among the factors that greatly improved TransForce's profitability.

Interest expenses reached $7.8 million in fiscal 2000 in comparison to $5.3 million in fiscal 1999. The increase was the result of the growth in long-term debt, given the funds allocated to corporate acquisitions. Interest rates were also higher than during the previous year.

For fiscal year 2000, TransForce reported profitability that was clearly superior to the previous year's level. The Company recorded net earnings of $10.5 million in fiscal 2000 compared to $6.6 million in fiscal 1999, a 59.5% increase.

Liquidity and Capital Resources

From fiscal 1998 to fiscal 2002, the net change in non-cash working capital amounted to negative $0.7 million. The nature of TransForce's business and growth over the years did not involve significant investments in its working capital. As such, TransForce estimates that for every $1 million increase in revenues which is attributable to internal growth, there is a requirement for investment in working capital of approximately $50,000. Working capital may occasionally be affected by non-recurring and timing elements. As an example, changes in non-cash working capital items reduced cash flow from operating activities by $9.1 million in fiscal 2002, primarily due to business acquisitions ($2.5 million) and repayment of debentures ($1.7 million). The balance was attributable to operations ($4.8 million). In fiscal 2001, changes in non-cash working capital items contributed $11.2 million to cash flow from operations, mainly due to accrued interest of the debentures ($1.7 million) and non-recurring receivables from previous acquisitions ($5.1 million). The remaining contribution was attributable to operations ($4.9 million). This resulted in net cash flow from operating activities of $32.6 million in fiscal 2002 compared to $50.6 million the previous year.

Historically, TransForce has satisfied its seasonal working capital requirements through a combination of operating cash flow and borrowings. On the closing of the Public Offering, TransForce will have in place a new $90 million credit facility which will replace its existing facilities. The new credit facility will be available in two tranches; a tranche of $40 million as a 364-day revolving facility and a tranche of $50 million as a two year term revolving facility, as described below.

32

New Credit Facility

The Company has entered into a commitment letter with two Canadian banks to make available to TFI Limited Partnership and certain of the Operating Entities, on a syndicated basis, $90 million of credit facilities (collectively, the "New Credit Facility"), which will replace the Company's existing credit facilities. The New Credit Facility is conditional, among other things, on the entering into of a credit agreement in form and substance satisfactory to the lenders (the "Credit Agreement"). The obligations of TFI Limited Partnership and the Operating Entities, as borrowers, will be guaranteed by the Operating Trust, the General Partner and those subsidiaries of the borrowers designated by the lenders. The borrowers and each of the guarantors will provide first ranking security on their assets in favour of the lenders.

The New Credit Facility consists of a $40 million 364-day revolving credit facility (the "revolving facility") and a $50 million two year term revolving facility (the "term revolving facility"). The revolving facility is available to refinance the current operating credit facility of the Company and to finance general operating requirements. The term revolving facility is available to reimburse current debt and finance permitted acquisitions.

There are a number of conditions precedent to initial disbursement under the New Credit Facility, including the completion of the Public Offering and the Transaction, to the satisfaction of the lenders. Under the terms of the New Credit Facility, distributions will not be made if there exists a default under the credit facilities or if a default would result from such distribution.

Covenants have been included in the New Credit Facility and a failure to meet those covenants is an event of default, which will have the consequence of suspending distributions to holders of Trust Units and Tracking Shares. The covenants to be maintained under the New Credit Facility will include, among others, requirements to maintain certain financial ratios. The covenants also include restrictions on the ability to incur additional indebtedness, make investments, provide guarantees, make capital expenditures, and complete acquisitions or dispose of assets in excess of specified amounts.

Fixed Assets

The following table sets out TransForce's net additions to fixed assets from fiscal 1998 to fiscal 2002.

	Year ended				
	April 27, 2002	April 28, 2001	April 29, 2000	April 24, 1999	April 25, 1998
	(in thousands of dollars)				
Land, buildings and leasehold improvements	$ 8,980	$ 8,948	$ 5,518	$ 2,142	$ 249
Equipment	1,382	2,113	1,060	865	973
Rolling stock	9,305	15,505	25,420	23,031	11,780
	19,667	26,566	31,998	26,038	13,002
Capital expenditures financed through capital leases and conditional sales contracts	(7,563)	(13,196)	(26,116)	(14,161)	(9,762)
Proceeds from disposal of fixed assets	(6,391)	(8,236)	(9,289)	(4,473)	(3,240)
Net additions to fixed assets	5,713	5,134	(3,407)	7,404	—

From fiscal 1998 to fiscal 2002, TransForce invested $117.3 million in fixed assets, of which $85.0 million was applied to rolling stock. These significant capital expenditures were made in order to replenish a fleet that was older than industry standards and costly to maintain. TransForce believes that the average age of its rolling stock now compares favourably to other leading Canadian transport companies.

During the same period, TransForce invested $25.8 million in its facilities. The construction of the Whitby, Ontario facility and the modernization and expansion of the Montreal facility represent the main capital investments over the period. TransForce does not anticipate expenditures of a similar nature in the foreseeable future and believes it will invest approximately $2.0 million annually in its facilities.

Expenditures on equipment and other capital expenditures totalled $6.4 million during the period. TransForce believes that it will spend approximately $1.5 million annually on equipment and other capital expenditures in the future.

Consequently, TransForce estimates that annual net capital requirements will be approximately $10 million on an on-going basis, consisting of $6 million for Canpar and $4 million for TransForce ($10 million in expenditures net of $6 million from the proceeds of sale of rolling stock). TransForce believes that this is the level of expenditure necessary to maintain its fleet.

Future growth initiatives, including business acquisitions or capital expenditures, may be financed with borrowings, the proceeds from the issuance of additional Trust Units or from working capital and cash flow.

Acquisition of Canpar

As at July 31, 2002, the Company acquired all of the outstanding shares of Canpar for a total consideration of approximately $40 million. The acquisition has been financed by a bridge financing until permanent financing is put in place and will be accounted for under the purchase method. Canpar had revenues of $141.4 million for the fiscal year ended December 31, 2001, income before income taxes of $13.4 million and net income of $7.8 million.

Risks and Uncertainties

See "Risk Factors" for a discussion of the risks affecting TransForce's business.

Description of Share Capital

The Company's authorized share capital consists of an unlimited number of Common Shares, without par value, and an unlimited number of preferred shares issuable in series. The following is a summary of the material provisions which attach to such classes of shares and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares.

Common Shares

Holders of the Common Shares have the right to receive notice of all meetings of shareholders and to vote thereat on the basis of one vote for each share held, to receive any dividends declared by the Company on its Common Shares and to share any assets of the Company in the event of its dissolution, liquidation or the distribution of all or part of its assets among the shareholders, subject to the rights of any class or series of shares ranking senior to the Common Shares. As at July 31, 2002, there were 51,681,585 Common Shares issued and outstanding.

Preferred Shares

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined from time-to-time by the Board of Directors. There are no voting rights attached to the preferred shares except as prescribed by law. The preferred shares will rank ahead of the Common Shares with respect to payment of dividends and distribution of assets of the Company in the event of its dissolution, liquidation or the distribution of all or part of its assets among the shareholders. The preferred shares of each series rank equally and will have the same rights and privileges and will be subject to the same restrictions and conditions as the preferred shares of all other series, with the exception of certain characteristics which may differ from one series to the other. The preferred shares are redeemable at the option of the Company in whole or in part for an amount equal to their paid-up capital plus any declared and unpaid dividends thereon. There are no preferred shares issued and outstanding.

Consolidated Capitalization

There have been no material changes in the Company's consolidated share and loan capital since April 27, 2002, other than as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — New Credit Facility".

Stock Option Plans

1996 Plan

In September 1996, the Board of Directors of the Company adopted the Senior Executive Stock Option Plan of the Company (the "1996 Plan"). The 1996 Plan was confirmed by the shareholders of the Company in October 1996. The purpose of the 1996 Plan is to allow the Company to offer long-term compensation that is integrated with the concept of global compensation adopted by the Company. Regular salaried senior executives of TransForce are eligible to receive stock options having an exercise price which must not be lower than the closing price of a board lot of shares on the TSX on the day of the grant. A maximum of 1,300,000 Common Shares may be issued upon the exercise of options granted pursuant to the 1996 Plan. No eligible person may be allotted options for a number of shares exceeding 5% of the total number of outstanding shares of the Company.

The 1996 Plan is administered by the Board of Directors or the Executive Committee, which are authorized to select the senior executives to whom stock options may be allotted, set the number of options to be allocated and establish the conditions for the vesting of said options and the exercise price thereof.

2000 Plan

In January 2000, the Board of Directors of the Company adopted the Year 2000 Stock Option Plan (the "2000 Plan"). The 2000 Plan was confirmed by the shareholders of the Company in March 2000. The 2000 Plan provides for the granting of stock options to directors, officers and employees of, and service providers to, TransForce. The key features of the 2000 Plan are as follows: (a) options may be granted from time to time at the discretion of the Board of Directors; (b) each option so granted may be exercised during a period of ten years from the date of its grant; (c) the options are non-assignable; (d) options may be granted in respect of a maximum of 1,300,000 Common Shares; (e) no one person may hold options in respect of more than 5% of the number of issued and outstanding Common Shares; and (f) the exercise price of each option is determined by the Board of Directors at the time of the grant, subject to the condition that the exercise price not be less than the closing price of the Company's Common Shares on the TSX prior to the day on which the option is granted or, if the

Company's Common Shares did not trade on the TSX on the Business Day prior to the day on which the option is granted, not less than the weighted average trading price of the Common Shares of the Company on the TSX for the last five days on which the Common Shares traded on the TSX immediately prior to the day on which the option is granted.

The 2000 Plan is administered by the Board of Directors, which is authorized to select the directors, officers, employees and service providers to whom stock options may be granted, set the number of options to be granted and establish the conditions for the vesting of the options.

Stock Option Table

The following table sets out information with respect to all Options outstanding as at April 27, 2002:

Optionees	Number of Common Shares Under Option	Exercise Prices	Expiry Dates of Options
Senior executives (including former senior executives) (four persons)	1,747,500	$1.00 to $2.70	October 2006 to May 2008
Directors (excluding senior executives)	—	—	—
Senior executives of subsidiaries (three persons)	50,000	$1.35 to $2.70	November 2004 to May 2006
Employees (excluding senior executives) (seven persons)	78,750	$1.35 to $2.70	November 2004 to May 2006
Consultants (two persons)	5,000	$2.70	May 2006

As at July 31, 2002, there were Options outstanding in respect of an aggregate of 140,000 Common Shares. Based on the closing price of the Common Shares on the TSX on July 31, 2002, all of the Options were "in the money", that is, they have exercise prices which are lower than the market price of the Common Shares. All of the Options are vested. It is a condition of the closing of the Transaction that all outstanding Options be exercised or terminated prior to the Closing Date.

Dividend Policy

The Company has not had a fixed dividend policy in the past and has not paid dividends in the past five years. On the Closing Date, TFI Holdings will adopt a dividend policy consistent with the distribution rights contemplated by the Fund.

Prior Sales

The following table contains details of the prior sales of Common Shares during the preceding twelve month period:

(i) on February 26, 2002, the Company issued 6,750,000 Common Shares at a price of $3.05 per share for gross proceeds of $20.6 million pursuant to a public offering in the province of Quebec;

(ii) on February 26, 2002, the Company issued 4,050,000 Common Shares to Jolina Capital Inc. at a price of $3.05 per share for gross proceeds of $12.4 million pursuant to a private placement effected concurrently with the public offering referred to in (i) above;

(iii) on March 15, 2002, the Company issued one million Common Shares at a price of $3.05 per share for gross proceeds of $3.1 million upon the exercise of an over-allotment option by the underwriters of the public offering referred to in (i) above;

(iv) on July 19, 2002, the Company issued a debenture in the amount of $500,500 to the vendor of Retex Transport Ltd., which debenture is convertible at the option of the holder into an aggregate of 77,000 Common Shares, on the basis of one Common Share for each $6.50 principal amount of the debenture; and

(v) the Company issued an aggregate of 1,955,250 Common Shares upon the exercise of stock options at prices ranging from $1.00 to $2.70 per share.

Price Range and Trading Volume

The Common Shares of the Company are listed on the TSX under the symbol "TFI". The following table sets out the high and low sale prices and the volume of trading for the Common Shares on the TSX for the periods indicated:

Year	Period	Price Range High	Price Range Low	Volume
2000	Second Quarter	$ 2.60	$ 2.20	1,020,701
	Third Quarter	2.75	2.15	697,299
	Fourth Quarter	2.49	1.51	774,025
2001	First Quarter	$ 2.20	$ 1.65	509,386
	Second Quarter	2.60	1.93	360,522
	Third Quarter	2.45	1.68	284,615
	Fourth Quarter	2.93	1.80	559,209
2002	January	$ 3.70	$ 2.75	1,690,982
	February	3.50	3.00	1,202,851
	March	3.64	2.90	1,020,822
	April	4.15	3.25	1,081,166
	May	5.47	3.80	1,818,800
	June	7.50	5.39	3,315,900
	July	7.95	6.60	1,037,100
	August (to August 7)	9.00	7.86	867,600

On August 7, 2002, the last trading date before the date of this Proxy Circular, the closing price of the Common Shares on the TSX was $8.16.

Principal Shareholders

As at July 31, 2002, to the best knowledge of the Company, the following persons exercised control or direction over more than 10% of the issued and outstanding Common Shares:

Name	Type of Ownership	Number of shares	Percentage
Jolina Capital Inc.(1)	Of record and beneficial	21,053,767 (4)	41.9
Fonds de solidarité des travailleurs du Québec (FTQ)(2)	Of record and beneficial	7,079,310	14.1
Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited(3)	Of record and beneficial	5,979,620	11.9

(1) Jolina Capital Inc. is a holding company controlled by Mr. Emanuele (Lino) Saputo.

(2) Fonds de solidarité des travailleurs du Québec (FTQ) is a labour-sponsored development capital fund, created by the Fédération des travailleurs du Québec.

(3) According to a press release and early warning report dated May 31, 2002, the three entities referred to above have collective control over 5,979,620 Common Shares, for investment purposes only. Of these, Fidelity Management & Research Company has control over 5,613,700 Common Shares, representing 11.2% of the outstanding Common Shares.

(4) On March 1, 2002, Jolina Capital Inc. granted an option to Mr. Alain Bédard to purchase up to 2,325,000 Common Shares at a price of $3.05 per share, representing the issue price per share of the Company's public offering in February 2002. The option may be exercised immediately as to 40% of the Common Shares under option and may be exercised as to an additional 20% of the Common Shares under option annually commencing March 1, 2003. The option expires on March 1, 2012. Mr. Bédard is the Chairman of the Board, President, Chief Executive Officer and a director of the Company. Jolina Capital Inc. and Mr. Bédard have agreed that to the extent the option is not exercised with respect to Common Shares, it may be exercised for the corresponding Trust Units or Tracking Share Units.

In connection with the Public Offering, it is expected that the Underwriters will be granted an over-allotment option by the Fonds de solidarité des travailleurs du Québec (FTQ) which will entitle them to purchase additional Trust Units for a period of 30 days from the Closing Date. The Fonds de solidarité des travailleurs du Québec (FTQ) will hold approximately 14.1% of the outstanding Trust Units prior to the closing of the Public Offering. The Fund will not receive any additional proceeds if the over-allotment option is exercised. See "Public Offering".

As at July 31, 2002, the directors and executive officers of the Company beneficially owned, directly or indirectly, in the aggregate 2,235,337 Common Shares, representing 4.3% of the issued and outstanding Common Shares.

Legal Proceedings

On April 17, 2000, Fortin Capital Inc. instituted an action against the Company in the Quebec Superior Court, claiming $1.8 million as commission in connection with the acquisition by TransForce of TST Solutions. A trial is scheduled for September 2002. The Company is vigorously defending the action.

RISK FACTORS

Shareholders should be aware that the securities of the Fund described herein will carry with them a number of risks, including, without limitation, those summarized below.

Risks Related to the Business of TransForce and the Industry

Competition. Deregulation in the transport field has increased the number of competitors as well as competition with respect to price. Competition is particularly strong in the Toronto-Montreal-Quebec corridor. In addition, TransForce faces competition from other transporters in Ontario, Quebec and in the northeast United States; certain of these competitors may through affiliations or otherwise have greater financial resources than TransForce.

Regulation. Notwithstanding the fact that the transportation industry is largely deregulated, carriers must obtain licences issued by provincial transport boards in order to carry goods inter-provincially or to transport goods within any province. Licensing from United States regulatory authorities is also required for the transportation of goods between Canada and the United States. Any change in these regulations could have an adverse impact on the scope of TransForce's activities.

General Economic Conditions. Demand for freight transport is closely linked to the state of the overall economy. Consequently, a decline in general economic growth may adversely impact the Company's performance.

Acquisitions. TransForce cannot predict with certainty that its recent acquisitions, including that of Canpar, or that any of its future acquisitions, will be profitable. Further, with respect to the acquisition of suitable transport companies, TransForce could face competition from other transport companies which may be larger or better financed than TransForce.

Interest Rate Fluctuations. TransForce is subject to fluctuations in interest rates. In order to reduce the effect of interest rate changes, TransForce has adopted a policy of maintaining a certain percentage of its debt in fixed-rate instruments and others at a variable rate, within certain parameters. As at July 20, 2002, TransForce had a variable rate loan of $54.4 million. A change of 1% in interest rates has a $544,000 impact on the Company's earnings before taxes. Nonetheless, TransForce does not anticipate an interest rate increase in the short-term that might have a negative effect on its operating results, financial position or cash flow.

Currency Fluctuations. For the fiscal year ended April 27, 2002, net U.S. cash flow stood at US $45 million. A one cent fluctuation in the value of the U.S. dollar compared to the Canadian dollar has a $450,000 impact on the Company's earnings before income taxes. TransForce has acted to limit this risk through the use of forward contracts and foreign exchange collars.

The fair value of the foreign exchange contracts generally reflects the estimated amounts that TransForce would receive from settlements of favourable contracts or that it would be required to pay to cancel unfavourable contracts at the balance sheet date. As at July 20, 2002, the nominal value in Canadian dollars of such contracts was $11.7 million and the average exchange rate was CAN $1.598. As at the same date, the fair market value of foreign exchange contracts approximated their carrying value.

Price of Fuel. TransForce is at risk with respect to variations in the price of fuel. As at April 27, 2002, no term contracts were in effect for this purpose as TransForce is generally able to recover the majority of added fuel costs through surcharges to its cutomers. The price of fuel represents approximately 8% of TransForce's annual operating costs.

Insurance. TransForce's operations are subject to risks inherent in the transport sector. TransForce subscribes for insurance in amounts which it considers appropriate in the circumstances and having regard to industry norms. TransForce may become liable with respect to risks in respect of which it cannot obtain insurance or for which it chooses not to obtain insurance as a result of high premiums or for other reasons, or for damages which exceed the maximum coverage provided for in the insurance policies.

Collective Agreements. At the date hereof, the collective agreements between TransForce and the vast majority of its unionized employees have been renewed. The majority of these agreements will remain in effect until 2004 or 2005. TransForce cannot predict the effect which any new collective agreements or the failure to enter into such agreements may have on its operations upon the expiry of the current agreements.

Environmental Matters. TransForce uses storage tanks at certain of its terminals. Canadian and United States laws generally impose potential liability on the present or former owners or occupants of properties on which contamination has occurred. Although TransForce is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on TransForce, there can be no assurance that TransForce will not be required at some future date to incur significant costs to comply with environmental laws, or that its operations, business or assets will not be materially affected by current or future environmental laws.

TransForce, its operations and properties are subject to extensive federal, provincial, state, municipal and local environmental laws and requirements in both Canada and the United States relating to, among other things, air emissions, the management of contaminants including hazardous materials (including the generation, handling, storage, transportation and disposal of such contaminations), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). A risk of environmental liabilities is inherent in transportation operations, historic activities associated with such operations and the ownership, management or control of real estate.

Key Personnel. The future success of TransForce will be based in large part on the quality of its management and key personnel. The loss of this key personnel could have a negative effect on TransForce. There can be no assurance that TransForce will be able to retain its current personnel or, in the event of their departure, to attract new personnel of equal quality.

Risks Related to the Structure of the Fund and the Public Offering

Dependence upon TFI Holdings. The Fund is an unincorporated open-ended, limited purpose trust which will be entirely dependent upon the operations and assets of the Operating Entities through the Fund's ownership of the Operating Trust Units and the OT Notes. Accordingly, the Fund's ability to make cash distributions to the Unitholders will be dependent upon the ability of the Operating Trust to declare any dividends or other return of capital in respect of the Operating Trust Units which ability is, in turn, dependent upon the operations and assets of TFI Holdings, TFI Limited Partnership and the Operating Entities. There can be no assurance regarding the amounts of income to be generated by the Operating Entities and therefore funds available to the Fund. In addition, the Operating Entities may require some or all of their available income for capital expenditures, acquisitions or other purposes, thereby reducing the ability of the Fund to make cash distributions to Unitholders.

Unit Price of Public Offering. The price per Trust Unit under the Public Offering will be determined by negotiation among the Company, the Fund and the Underwriters. Market factors will also play a significant role in determining the price per Trust Unit under the Public Offering. There can be no assurance that market factors will not adversely affect the price per Trust Unit under the Public Offering, which may result in greater dilution than expected to Unitholders who receive Trust Units pursuant to the Transaction.

Capital Investment. The timing and amount of capital expenditures will directly affect the amount of income available for distribution to Unitholders. Distributions may be reduced, or even eliminated, at times when significant capital or other expenditures are made.

Nature of Trust Units. Securities like the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a direct investment in TFI Holdings and should not be viewed by investors as shares in TFI Holdings. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust Units represent a fractional interest in the Fund. The Fund's primary assets will be the

Operating Trust Units and the OT Notes. The price per Trust Unit is a function of anticipated Distributable Cash and other market factors.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability. The Declaration of Trust provides that no Unitholder will be subject to any liability in connection with the Fund or its obligations and affairs or for any act or omission of the Trustee and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of, each Unitholder's share of the Fund Assets. The Declaration of Trust further provides that all written instruments signed by or on behalf of the Fund will contain a provision or be subject to an acknowledgement to the effect that such obligation will not be binding upon Unitholders personally and that such provision or acknowledgement will be held in trust and enforced by the Trustee for the benefit of the Unitholders.

However, in conducting its affairs, the Fund will assume certain contractual obligations and may have to assume further obligations in the future. Although the Trustee will use reasonable efforts to have any contractual obligations modified so as not to have such obligations binding upon any of the Unitholders personally, it may not obtain such a modification in all cases.

Notwithstanding the terms of the Declaration of Trust, Unitholders may not be protected from liabilities of the Fund to the same extent as a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Fund (to the extent that claims are not satisfied by the Fund Assets) that arise other than under contracts, including claims for negligent acts, claims for taxes and possibly certain other statutory liabilities. The business of the Fund and its subsidiaries, and TFI Holdings and its subsidiaries and partnership interests, will be conducted, upon the advice of counsel, in such a way and in such jurisdictions so as to avoid, as far as possible, any material risk of liability to the Unitholders for claims against the Fund including obtaining appropriate insurance, where available, for the operations of TFI Holdings and its subsidiaries and ensuring that all written agreements signed by or on behalf of the Fund include a provision that such obligations are not binding upon Unitholders personally. However, there can be no assurance that a Unitholder will not be subject to liability in the future.

Distribution of Securities on Termination of the Fund. Upon a termination of the Fund or the Fund and the Operating Trust, Operating Trust Units and/or the Operating Trust, as applicable, so distributed may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, depending upon the circumstances at the time, may be subject to resale restrictions under applicable securities laws, may not be listed on any stock exchange and there may be no market for such securities.

Additional Dilution of Existing Unitholders' Interests. The Declaration of Trust authorizes the Fund to issue an unlimited number of Trust Units. Such securities may be issued on terms and conditions established by the Trustee without the approval of Unitholders. Additional Trust Units will be issued by the Fund pursuant to the Public Offering and on the exchange of Tracking Share Units. Additional issuances of securities will result in dilution of the interests of Unitholders.

Restrictions on Potential Growth. The payout by the Operating Entities of substantially all of their operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Operating Entities and their cash flow.

Income Tax Matters. There can be no assurance that Canadian federal income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Trust Units. If the Fund ceases to qualify as a "mutual fund trust" under the Income Tax Act, the income tax considerations described below under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects.

Further, interest on the TFI Holdings Notes indirectly accrues at the Fund level for income tax purposes whether or not actually paid. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to eliminate the Fund's taxable income. Where interest on the TFI Holdings Notes has accrued but has not been paid in whole or in part and the Fund is unable to make a cash distribution, the Declaration of Trust provides that additional Trust Units may be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those Trust Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

Income fund structures generally involve significant amounts of interest-bearing inter-company or similar debt. There can be no assurance that the taxation authorities will not seek to challenge the amount of interest expense and financing cost deducted by the Operating Trust, TFI Holdings, TFI Limited Partnership or the Operating Entities. If such a challenge were to succeed, the return to Unitholders may be adversely affected. The Fund is of the view that the interest expenses and other expenses to be claimed by it and by each of the Operating Trust, TFI Holdings, TFI Limited Partnership and the Operating Entities will be reasonable and supportable and that such expenses will be correctly determined.

Investment Eligibility and Foreign Property. There can be no assurance that the Trust Units will continue to be qualified investments for registered retirement savings plans, deferred profit sharing plans, registered retirement income trusts and registered education savings plans or that the Trust Units will not be foreign property under the Income Tax Act. The Income Tax Act imposes penalties for the acquisition or holding of non-qualified or ineligible investments and on excess holdings of foreign property.

Absence of Prior Public Market. There is not currently and, prior to the Public Offering, there will not be any public market for the Trust Units. The initial price per Trust Unit issued pursuant to the Public Offering will be determined by negotiation among the Fund, the Company and the Underwriters based on several factors and may bear no relationship to the price at which the Trust Units will trade in the public market subsequent to the Public Offering. See "Public Offering".

Limitations on Non-Resident Ownership. The Declaration of Trust provides that at no time may Non-Residents be the beneficial owners of more than 49% of the Trust Units. In the event that the Trustee becomes aware that Non-Residents are the owners of more than 49% of the Trust Units, the Trustee may require certain of the Non-Residents to sell their Trust Units. The limitation on ownership of Trust Units by Non-Residents may have an adverse impact on the liquidity of the Trust Units. In addition, the sale by Non-Residents of a significant number of Trust Units at the demand of the Trustee may have an adverse effect on the market price of the Trust Units.

Liability of Limited Partners. TFI Limited Partnership and certain of the Operating Entities will be formed as limited partnerships under the Civil Code of Quebec. The Civil Code of Quebec provides that limited (or special) partners are not liable for the debts of the partnership beyond the amount agreed to be contributed by them to the common stock of the partnership, notwithstanding any transfer of their share of such common stock. A holder of units of TFI Limited Partnership who gives other than an advisory opinion with regard to the management of TFI Limited Partnership or negotiates any business on behalf of, acts as mandatary or agent for, or allows his name to be used in any act of TFI Limited Partnership, will be liable in the same manner as the General Partner for the obligations of TFI Limited Partnership resulting from such acts and, according to the importance or number of such acts, may be liable in the same manner as the General Partner for all the obligations of TFI Limited Partnership.

TFI Holdings is a limited (or special) partner of TFI Limited Partnership. TFI Holdings is a subsidiary of the Operating Trust, which also owns all of the issued and outstanding shares of the General Partner. It is therefore possible that a court might ultimately determine that the Operating Trust and/or TFI Holdings took part in the management of TFI Limited Partnership in light of their relationship to the General Partner. In such event, it is possible that Operating Trust and/or TFI Holdings would be held liable in the same manner as the General Partner for the obligations of TFI Limited Partnership.

Risks Associated with Alternative Elections

Risks Associated with Tracking Share Units. Certain risks are associated with a Shareholder electing to receive Tracking Share Units or a combination of Trust Units and Tracking Share Units under the Transaction, including: (i) the fact that no opinion has been obtained by the Company or the Fund as to the tax consequences of such elections to a particular Shareholder and that neither the Company nor the Fund is providing any representation as to the tax consequences of any such election; and (ii) difficulties associated with the enforcement of distribution and exchange rights of the holders of Tracking Shares, particularly upon the occurrence of certain insolvency events.

Appropriateness of Elections. Shareholders are cautioned that use of the alternative elections described in this Proxy Circular may not be appropriate for all Shareholders and that certain risks are associated with such elections. Use of either of these options by a particular Shareholder may have income tax or other consequences to such Shareholder which are not described in this Proxy Circular. Shareholders who elect to receive Tracking Share Units or a combination of Trust Units and Tracking Share Units will also be responsible for certain costs associated with such an election.

Absence of Market for Tracking Shares. There will be limitations on the transfer of Tracking Share Units and there will not be any public market for Tracking Share Units or for Tracking Shares. Holders of Tracking Share Units who wish to dispose of them will first be required to convert them into Trust Units. There may be adverse tax consequences upon the conversion of Tracking Share Units into Trust Units.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Heenan Blaikie LLP, counsel to the Company, and Stikeman Elliott, counsel to the Underwriters (collectively, "Counsel"), the following summary, as of the date of this Proxy Circular, describes the principal Canadian federal income tax considerations generally applicable under the Income Tax Act and the regulations thereunder (the "Regulations") to Shareholders and to prospective purchasers of Trust Units who: (i) at all relevant times are, or are deemed to be, resident in Canada for purposes of the Income Tax Act; (ii) deal at arm's length, and are not affiliated, with either the Company, TFI Holdings, the Operating Trust or the Fund; and (iii) hold their Common Shares and will hold their TFI Holdings Common Shares and Tracking Shares and/or Trust Units as capital property. Generally, Common Shares, TFI Holdings Common Shares, Tracking Shares, and Trust Units will be considered to be capital property to a Shareholder provided that the Shareholder does not hold the Common Shares, TFI Holdings Common Shares, Tracking Shares or Trust Units, as the case may be, in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Shareholders who might not otherwise be considered to hold their Common Shares, TFI Holdings Common Shares, Tracking Shares or Trust Units as capital property, in certain circumstances, may be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Income Tax Act.

This summary is not applicable to either a Shareholder or a Unitholder that is a "financial institution" (as defined in the Income Tax Act for purposes of the "mark-to-market" rules), a "specified financial institution" or a Shareholder or Unitholder an interest in which is a "tax shelter investment" (as all such terms are defined in the Income Tax Act). **Any such Shareholder or Unitholder should consult its own tax advisor with regard to its income tax consequences.**

This summary is of a general nature, based upon the facts set out in the Proxy Circular and upon the current provisions of the Income Tax Act in force as at the date of this Proxy Circular and Counsel's understanding of the current published administrative and assessing practices of Canada Customs and Revenue Agency ("CCRA"). The summary takes into account all specific proposals to amend the Income Tax Act which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Proxy Circular or in respect of which the Department of Finance has issued a comfort letter recommending changes to the Income Tax Act (the "Proposed Amendments"). There can be no assurance that all the Proposed Amendments will be implemented in their current form or at all. This summary otherwise does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial decision or action, which may affect adversely any income tax consequences described herein, and does not take into account provincial, territorial or foreign tax considerations, which may differ significantly from those described herein.

This summary is not exhaustive of all possible Canadian federal tax considerations applicable to the transactions described herein. No advance income tax ruling has been obtained from CCRA to confirm the tax consequences of any of the transactions described herein. Furthermore, the income and other tax consequences will vary depending on the Shareholder's or the Unitholder's particular circumstances, including the province or provinces in which the Shareholder or Unitholder resides or carries on business. **Accordingly, this summary is of a general nature only and is not intended to be legal or tax advice to any Shareholder or purchaser of Trust Units. Shareholders should consult their own tax advisors for advice with respect to the tax consequences of these transactions based on their particular circumstances.**

The Transaction

The Transaction requires Shareholders to exchange their Common Shares for New Shares. This exchange will constitute a disposition of the Common Shares to the Shareholders for an amount equal to their adjusted cost base or tax cost. No capital gain will arise. The adjusted cost base of the New Shares will be equal to the adjusted cost base of the Common Shares exchanged. The Company will not allocate any value to the right attached to the New Shares to elect to acquire TFI Holdings Notes or to elect to acquire Tracking Share Units or a combination of TFI Holdings Notes and Tracking Share Units. The Company has determined that the right to exchange New Shares for Tracking Share Units or a combination of TFI Holdings Notes and Tracking Share Units, and the right to exchange Tracking Share Units for Trust Units has a nominal value. CCRA may take the position that such right may have a greater value although it has not done so previously.

Exchange of New Shares for TFI Holdings Notes

Shareholders who elect to exchange their New Shares for TFI Holdings Notes will be considered to have disposed of their New Shares for proceeds equal to the fair market value of the TFI Holdings Notes. In such a case, a capital gain or capital loss will result to the Shareholder equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, if any, exceed, or are exceeded by, the adjusted cost base of the New Shares to such Shareholder. For these purposes, the Company has determined that the fair market value of the TFI Holdings Notes will be equal to the issue price of the Trust Units for which the TFI Holdings Notes will be exchanged. The taxation of any capital gain or capital loss arising on the exchange is as described below.

Exchange of New Shares for Tracking Share Units and TFI Holdings Notes

Shareholders who elect to exchange their New Shares, or Holding Company Shares if the Holding Company Alternative is used, for Tracking Share Units or a combination of Tracking Share Units and TFI Holdings Notes may choose to file an election under the Income Tax Act. The effect of this election is to deem the Shareholder to have disposed of the New Shares for an amount determined by the Shareholder (the "elected amount") which will be considered to be the proceeds of disposition of the New Shares to the Shareholder. The elected amount may not be less than: (i) the adjusted cost base of the New Shares or Holdco Shares, as the case may be; or (ii) the fair market value of the TFI Holdings Notes. A capital gain will arise to the extent that the elected amount exceeds the adjusted cost base of the New Shares.

The adjusted cost base of the TFI Holdings Notes will be their face value. The adjusted cost base of the Tracking Shares will be the amount, if any, by which the elected amount exceeds the face value of the TFI Holdings Notes, not exceeding the fair market value of the Tracking Shares. If the elected amount exceeds the aggregate amount of the face value of the TFI Holdings Notes and the fair market value of the Tracking Shares, the excess will become the adjusted cost base of the TFI Holdings Common Shares. The Company is of the opinion that the face value of the TFI Holdings Notes is equal to their fair market value.

Exchange of TFI Holdings Notes for OT Notes

Shareholders who receive TFI Holdings Notes will immediately exchange the TFI Holdings Notes for OT Notes. The Company has determined that the fair market value of the OT Notes, being the face value of the OT Notes, will be equal to the face value of the TFI Holdings Notes. The exchange should result neither in a capital gain nor capital loss to the holder of the TFI Holdings Notes.

Exchange of OT Notes for Trust Units

Trust Units will be issued by the Fund pursuant to the Prospectus at a price to be set out therein. The Fund will acquire the OT Notes and will issue Trust Units to the holders of the OT Notes. The disposition of the OT Notes for Trust Units should not result in either a capital gain or capital loss to a holder of an OT Note.

Qualification as a Mutual Fund Trust

Based upon information to be provided to Counsel by the Fund and the Underwriters, as at the Closing Date, the Fund will qualify as a "mutual fund trust" and a "unit trust" for purposes of the Income Tax Act. To qualify as a mutual fund trust, the Fund must: (i) be a "unit trust" (as defined in the Income Tax Act) resident in Canada; (ii) restrict its undertaking to the investing of its funds in property (other than real property or an interest in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or an interest in real property) that is capital property of the Fund, or a combination of these activities; and (iii) have at least 150 unitholders, each of whom holds at least 100 trust units which are qualified for distribution to the public and have an aggregate fair market value of not less than $500. To qualify as a unit trust, Trust Units representing at least 95% of the fair market value of all Trust Units of the Fund must have conditions attached thereto that require the Fund to accept, at the demand of a Unitholder at prices determined and payable in accordance with the conditions, the surrender of the Trust Units, or fractions or parts thereof, that are fully paid.

The Fund has advised Counsel that it expects that it will: (i) qualify as a mutual fund trust under the provisions of the Income Tax Act; (ii) file an election under the Income Tax Act with its income tax return to be deemed to qualify as a mutual fund trust from its inception; and (iii) provide on the Closing Date a factual certificate to support such qualification. The summary of income tax considerations assumes that the Fund will qualify at all times as a mutual fund trust, as described in this paragraph. If the Fund does not qualify as a mutual fund trust, the income tax considerations, in some respects, may be materially different from those described below.

Taxation of the Fund

Based on the obligation in the Declaration of Trust that the Trustee of the Fund be resident in Canada, the Fund will be resident in Canada for the purposes of the Income Tax Act and, accordingly, will be liable to pay income tax on its taxable income in each taxation year from all sources. The taxation year of the Fund will be the calendar year. Income for a taxation year will include income allocated to it by the Operating Trust and net realized capital gains. The Fund may deduct in computing income amounts paid or payable in the year to the Unitholders. An amount is considered payable in a taxation year if either it is paid in the year to the Unitholders or if the Unitholder is entitled to enforce payment of the amount in the year. The Fund will not be subject to income tax either on any payments of principal on the OT Notes or on any amount received as a distribution of capital (and not income) on the Operating Trust Units to the extent such amount does not exceed the adjusted cost base of the Operating Trust Units immediately prior to the payment.

If the Fund distributes any of its property to a Unitholder, the Fund will be deemed to have disposed of such property for proceeds equal to its fair market value and may realize either a capital gain or capital loss.

The Fund is entitled to deduct in computing income reasonable administrative and other operating expenses incurred by it for the purposes of earning its income. The Fund also is entitled to deduct in computing income issue expenses incurred by it in connection with the issuance of the Trust Units. Up to 20% of such expenses may be deducted annually, prorated where the taxation year of the Fund is less than 365 days.

Under the terms of the Declaration of Trust, an amount equal to the annual income of the Fund (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Income Tax Act), together with the taxable and non-taxable portion of any capital gains realized by the Fund in the year (excluding capital gains which may be realized by, or attributed to, the Fund upon a distribution *in specie* of Fund Assets in connection with a redemption of Trust Units), generally will be payable in the year to the holders of the Trust Units by way of cash distributions, subject to the exceptions described below. The Declaration of Trust further provides that the Fund will deduct in computing income for income tax purposes such amounts as are paid or payable to Unitholders, whether by payment in cash or *in specie* for the year, to ensure that the Fund is not liable to pay income tax under Part I of the Income Tax Act in any year.

The Fund may request redemption of OT Notes and Operating Trust Units upon a demand for redemption of Trust Units. Such a redemption will be at the fair market value and may create a capital gain (or a capital loss) on the disposition of the redeemed assets where such fair market value exceeds (or is exceeded by) the adjusted cost base of such assets and any reasonable costs of disposition. Any capital gains will be designated and will be payable to those Unitholders who have requested redemption who, therefore, will be taxable on such gain.

Part XII.2 of the Income Tax Act provides for a special tax on the "designated income" realized by certain trusts that have designated beneficiaries (including non-resident persons and certain tax-exempt persons). The payment of this special tax by the Fund may have adverse income tax consequences for certain Unitholders, including non-resident persons. This special tax does not apply to a trust that is a mutual fund trust throughout the taxation year. Provided the Fund qualifies as a mutual fund trust throughout a taxation year, the Fund will not be subject to the special tax.

Taxation of the Operating Trust

Based on the obligation in the OT Declaration of Trust that a majority of the Trustees of the Operating Trust be resident in Canada, the Operating Trust will be taxable on its annual income as determined under the Income Tax Act and will include its allocated share of the income of TFI Limited Partnership, interest earned on the TFI Holdings Notes and dividends, if any, on the TFI Holdings Common Shares. Similar to the Fund, income that is paid or payable or deemed to be paid or payable in such year to its unitholder will be deducted by the Operating Trust in computing its income for income tax purposes. The Operating Trust generally will be entitled to deduct in computing income its expenses incurred to earn income provided such expenses are reasonable and otherwise deductible, subject to the relevant provisions of the Income Tax Act. Under the Declaration of Trust, all of the income of the Operating Trust for each year (determined without reference to paragraph 82(1)(b) and subsection 104(b) of the Income Tax Act), together with the taxable and non-taxable portion of any capital gains realized by, or attributed to, the Operating Trust in the year, generally will be payable in the year to the holders of the Operating Trust Units. For purposes of the Income Tax Act, the Operating Trust intends to deduct in computing its income the full amount available for deduction in each year to the extent of its taxable income for the year otherwise determined. On this basis, Counsel has been advised by the Fund that the Fund does not expect that the Operating Trust will be liable for any material amount of tax under Part I of the Income Tax Act. However, Counsel can provide no opinion in this regard.

Taxation of Partnerships

TFI Limited Partnership and those Operating Entities which are partnerships are not subject to income tax under the Income Tax Act. However, each partner of a partnership (including another partnership) is required to include in computing income its share of the income or loss from the partnership, as the case may be, for the fiscal year of the partner ending in the partnership's fiscal year, whether or not the partnership has distributed the income to the partners. Thus, TFI Limited Partnership will include in computing its income its share of the income or loss allocated to it by each of the Operating Entities which are partnerships, and will include in computing income all dividends received from Operating Entities that are corporations. Each of TFI Holdings and the Operating Trust, therefore, will include in computing its income its share of the income or loss of TFI Limited Partnership, which will include its share of the income or loss of the Operating Entities that are partnerships. For this purpose, the income or loss of TFI Limited Partnership will be computed for each fiscal year as if it were a separate person resident in Canada. In computing the income or loss of TFI Limited Partnership, deductions will be claimed in respect of its administrative and other expenses and available capital cost allowances. The income or loss of TFI Limited Partnership for a fiscal year will be allocated to the partners of TFI Limited Partnership, including TFI Holdings and the Operating Trust, on the basis of their respective share of such income or loss, subject to the detailed rules in the Income Tax Act in that regard. Each of the Operating Entities of which TFI Limited Partnership is a partner will be dealt with similarly. TFI Holdings will be subject to tax on its taxable income, if any, under Part I of the Income Tax Act and may be subject to tax under Part VI.1 of the Income Tax Act (net of any Part I reduction in tax) in conjunction with any dividend paid by TFI Holdings.

Taxation of Holders of Tracking Shares and TFI Holdings Common Shares

Shareholders who own Tracking Shares will be entitled to receive dividends thereon. A Shareholder will include in computing income all dividends received in its taxation year in respect of the Tracking Shares. Individuals will be subject to the ordinary gross up of the dividend and the dividend tax credit available for individuals. Corporations, except "specified financial institutions" (as defined in the Income Tax Act), will be entitled to deduct in computing taxable income the amount of the dividends received. Similar rules will apply to dividends received on TFI Holdings Common Shares.

"Private corporations" and "public corporations" (the latter if controlled by an individual or related group of individuals other than a trust) will be liable to pay a Part IV tax of 33 1/3% of the dividends received unless TFI Holdings is "connected" to the recipient of the dividend. TFI Holdings is connected with a Shareholder if either: (i) the Shareholder "controls" TFI Holdings within the meaning of the provisions of Part IV of the Income Tax Act; or (ii) the Shareholder owns shares of TFI Holdings representing more than 10% of all shares having the right to vote in all circumstances and more than 10% of the fair market value of all issued and outstanding shares of TFI Holdings. For purposes of the foregoing paragraph, all terms in quotations are as defined in the Income Tax Act.

A Shareholder who exchanges its Tracking Share Units for Trust Units will be considered to have disposed of both the TFI Holdings Common Shares and Tracking Shares for proceeds of disposition equal to the fair market value of the Trust Units received, which generally would be the trading price of the Trust Units on the day of the exchange. This amount will have to be allocated between the TFI Holdings Common Shares and the Tracking Shares. A capital gain or capital loss would arise to the extent that the proceeds of disposition of a TFI Holdings Common Share and Tracking Share, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of each of the TFI Holdings Common Share and Tracking Share. See "Taxation of Capital Gains and Capital Losses".

Taxation of Unitholders

Fund Distributions

A Unitholder generally will be required to include in computing income for a taxation year its share of the income of the Fund for the year, including net taxable capital gains, determined for purposes of the Income Tax Act, that is paid or payable to the Unitholder in the year and that is deducted by the Fund in computing its income, whether paid in cash or in Trust Units. Provided that appropriate designations are made by the Fund, such portions of its net taxable gains, taxable dividends from taxable Canadian corporations and foreign source income as are paid or payable to a Unitholder effectively will retain their character and be treated as such in the hands of the Unitholder for the purposes of the Income Tax Act. Accordingly, such amounts will be taken into account in determining, if necessary, a Unitholder's foreign tax credits, a Unitholder's entitlement to the dividend tax credit (if any), and/or a Unitholder's capital gains. Such amounts will also be taken into account in determining a Unitholder's liability, if any, for alternative minimum tax under the Income Tax Act.

Any amount that is paid or payable by the Fund to a Unitholder in a year in excess of the income allocated generally will not be included in the Unitholder's income for the year, including the non-taxable portion of a capital gain. However, where such an amount is paid or becomes payable to a Unitholder other than as proceeds of disposition or deemed disposition of Trust Units or any part thereof, the amount generally will reduce the adjusted cost base of the Trust Units of the Unitholder, except to the extent that the amount represents the Unitholder's share of the non-taxable portion of the net capital gains of the Fund for the year, where the taxable portion was designated by the Fund in respect of the Unitholder.

The adjusted cost base of Trust Units to a Unitholder will include all amounts paid or payable by the Unitholder for the Trust Units with certain adjustments. To the extent the adjusted cost base of a Trust Unit otherwise would become a negative amount in any taxation year of the Unitholder, the negative amount will be deemed to be a capital gain realized by the Unitholder in such a taxation year from a disposition of the Trust Units and the amount of such capital gain will be added to the adjusted cost base of the Trust Units.

The cost to a Unitholder of Trust Units received in lieu of a cash distribution will be the amount of income received by the issuance of the Trust Units. The adjusted cost base of each Trust Unit held by a Unitholder will be the average of the adjusted cost base of all Trust Units held by the Unitholder as capital property.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Unitholder of Trust Units, whether on redemption or otherwise, the Unitholder will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition (excluding any amount payable by the Fund which represents an amount that must otherwise be included in the Unitholder's income as described above) are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Trust Units and any reasonable costs of disposition. Where Trust Units are redeemed and any Operating Trust Notes are distributed *in specie* to the Unitholder, the proceeds of disposition to the Unitholder of the Trust Units will be equal to the fair market value of the Operating Trust Notes so distributed. Excluded will be any amounts paid or made payable in a year out of income or capital gains of the Fund for the year or any amount that is payable by the Fund which otherwise must be included in the Unitholder's income, including any capital gain realized by the Fund as a result of the redemption of Trust Units which has been designated by the Fund to the Unitholder.

The cost amount to a Unitholder, immediately after redemption of Trust Units of the Unitholder, of any Fund asset distributed to the Unitholder by the Fund upon such redemption or upon the termination of the Fund, will be equal to the fair market value of such Fund asset.

One-half of any capital gain ("taxable capital gain") realized in connection with any transaction described above will be included in the person's income as a taxable capital gain in the year of disposition. One-half of any capital loss ("allowable capital loss") generally must be deducted from taxable capital gains for the year of disposition. Any unused allowable capital losses may be carried back up to three years and forward indefinitely and deducted against net taxable capital gains realized in any such other year to the extent and under the circumstances described in the Income Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Income Tax Act.

If a Shareholder is a corporation, in certain circumstances the amount of any capital loss arising on the sale of any New Shares, TFI Holdings Common Shares or Tracking Shares, as the case may be, may be reduced by the amount of dividends received or deemed to be received by the Shareholder as determined in the Income Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns New Shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns New Shares. Shareholders to whom these rules may be relevant should consult their own tax advisors.

Where a corporation owns Trust Units, the amount of any capital loss arising on the disposition of Trust Units may be reduced by the amount of dividends allocated by the Fund to the Unitholder to the extent and under the circumstances described in the Income Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Trust Units or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns Trust Units. **Unitholders to whom these rules may be relevant should consult their own tax advisors.**

Tax Exempt Unitholders

Provided that the Fund qualifies as a "mutual fund trust" for purposes of the Income Tax Act at a particular time, the Trust Units will be qualified investments for trusts governed by registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education savings plans ("RESPs") at such time. If the Fund ceases to qualify as a mutual fund trust, the Trust Units no longer will be qualified investments under the Income Tax Act for such plans. Where, at the end of a month, a plan holds Trust Units or other properties that are not qualified investments, the plan, in respect of that month, may be required to pay a tax under Part XI.1 of the Income Tax Act equal to one percent of the fair market value of the Trust Units or other properties at the time such Trust Units or other properties were acquired by the plan. In addition, where a trust governed by an RRSP (or an RRIF) holds or acquires, respectively, Trust Units or other properties that are not qualified investments, the trust will become taxable on income attributable to the Trust Units or other properties while they are not qualified investments. Where a trust governed by an RESP acquires or holds Trust Units or other properties that are not qualified investments, the plan becomes revocable and its registration may be revoked by CCRA. Where a trust is governed by a DPSP and acquires property that is not a qualified investment, the trust will be required to pay a tax equal to the fair market value of the property at the time of its acquisition. Where a trust governed by an RRSP or RRIF acquires property that is not a qualified investment, the annuitant under the RRSP or RRIF will be required to include the fair market value of such property in income for tax purposes.

If such a plan requests the redemption of Trust Units, property received in payment may not be qualified investments, with the result that the plan may be taxable in the manner described above.

Provided that the Fund is a "mutual fund trust" and restricts its holdings of foreign property within the limits provided under the Income Tax Act, the Trust Units will not constitute foreign property for the foregoing plans, registered pension plans or other persons subject to tax under Part XI of the Income Tax Act. RESPs are not subject to Part XI of the Income Tax Act.

Quebec Stock Savings Plan

A Shareholder who acquired Common Shares pursuant to the simplified prospectus of the Company dated February 14, 2002 and who included the Common Shares in the Shareholder's stock savings plan will be deemed to have withdrawn such Common Shares from such plan pursuant to the steps undertaken under the Transaction. Such a Shareholder may be required to include in computing income for Quebec income tax purposes the adjusted cost base of the Common Shares included in the plan. **Such Shareholders should consult their own tax advisors with respect to this matter.**

Non-Canadian Income Tax Considerations

This Proxy Circular does not contain a summary of the Canadian income tax consequences of the Transaction on Shareholders resident outside of Canada. Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Transaction and issuance of Trust Units, including any associated filing requirements, in such jurisdictions.

EXPENSES OF THE TRANSACTION

The estimated costs to be incurred by TransForce relating to the Transaction (but prior to the Public Offering) including, without limitation, financial advisory, accounting and legal fees, the preparation and printing of this Proxy Circular and other out-of-pocket expenses are expected to aggregate approximately $3.5 million.

STOCK EXCHANGE LISTING

The Transaction is conditional upon the Trust Units issued in connection with the Transaction and the Public Offering being approved for listing on the TSX. The Fund has applied to list the Trust Units that may be issued pursuant to the Transaction and the Public Offering on the TSX. Listing will be subject to the Fund fulfilling all the listing requirements of the TSX. Following the Closing Date, the Common Shares will be delisted from the TSX. See "The Transaction — Procedure for Transaction to Become Effective".

RESALE OF TRUST UNITS AND TRACKING SHARES

The Trust Units to be issued indirectly in exchange for Common Shares pursuant to the Transaction will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws where such exemptions are available and will generally be "freely tradable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the provinces of Canada. The Fund intends to make the necessary applications for exemptive relief from the prospectus and registration requirements of the securities laws of those provinces in which the statutory exemptions are too narrow to cover all issuances and exchanges of securities involved in the indirect exchange of Common Shares for Trust Units.

Tracking Shares may be transferred only in limited circumstances and with the prior approval of the Board of Directors of TFI Holdings. Special Voting Units are non-transferable and are deemed to be redeemed if a holder of Special Voting Units ceases to hold securities exchangeable into Trust Units. See "The Transaction — Alternative Elections for Shareholders".

The issuance of Trust Units upon the exchange of Tracking Share Units will be subject to the prospectus and registration requirements of applicable Canadian securities laws. The Fund intends to make the necessary applications for exemptive relief from such requirements so that Trust Units may be issued without a prospectus upon the exchange of Tracking Share Units.

The Trust Units issued upon the exchange of Tracking Share Units may also be subject to restrictions on resale in certain provinces (other than Quebec) until the Fund has been a reporting issuer within the meaning of applicable Canadian securities laws for a period of four months. The Fund will become a reporting issuer upon the filing of the Prospectus. The Fund intends to make the necessary applications for exemptive relief from such resale restrictions. As a result, the Fund expects that there will not be any restrictions on the resale of Trust Units issued upon the exchange of Tracking Share Units (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof).

The Trust Units issuable pursuant to the Transaction have not been registered under the U.S. Securities Act, and will be "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act, to the same extent and proportion that the Common Shares exchanged by Shareholders pursuant to the Transaction were restricted securities. Restricted securities may not be offered or sold in the United States or to U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) except pursuant to: (i) an effective registration statement under the U.S. Securities Act; or (ii) an exemption from the registration requirements of the U.S. Securities Act.

Any Shareholders resident in the United States and any other Shareholders residing other than in Canada exchanging Common Shares indirectly for Trust Units are urged to consult their legal advisors to determine the extent of all applicable resale provisions.

MATERIAL CONTRACTS

The only material contracts entered into by the Company during the two years prior to the date hereof, or to be entered into on or prior to the Closing Date, which are or will be material to the Company, other than those entered into in the ordinary course of business, are the following:

(a) the Reorganization Agreement referred to under "The Transaction — Details of the Transaction — Reorganization Agreement";

(b) the underwriting agreement referred to under "Public Offering"; and

(c) the underwriting agreement dated February 7, 2002 entered into by the Company in connection with its public offering in the province of Quebec pursuant to a simplified prospectus dated February 14, 2002.

LEGAL MATTERS

Certain legal matters relating to the Transaction are to be passed upon at the closing of the Transaction by Heenan Blaikie LLP, on behalf of the Company, TFI Holdings, the Fund and the Operating Trust. As at July 31, 2002, the partners and associates of Heenan Blaikie LLP beneficially owned, directly or indirectly, less than 1% of the issued and outstanding Common Shares. Marcel Aubut, a director of the Company, is a partner of Heenan Blaikie LLP.

09

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Company are, and in the case of the Fund and TFI Holdings, will be, Ernst & Young LLP, Chartered Accountants, Montreal, Quebec. CIBC Mellon Trust Company at its principal office in Montreal, Quebec has been appointed registrar and transfer agent for the Common Shares and the Trust Units.

GENERAL PROXY INFORMATION

Solicitation of Proxies by Management

This Management Proxy Circular is furnished in connection with the solicitation by the management of the Company of proxies to be used at the Meeting to be held at the time and place and for the purposes set out in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Company may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Company.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are directors and/or officers of the Company. **A Shareholder has the right to appoint as his or her proxy a person, who need not be a Shareholder, other than those whose names are printed on the accompanying form of proxy**. A Shareholder who wishes to appoint some other person to represent him or her at the Meeting may do so either by inserting such other person's name in the blank space provided in the form of proxy or by completing another proper form of proxy.

A Shareholder who has given a proxy may revoke it, as to any motion on which a vote has not already been cast pursuant to the authority conferred by it, by an instrument in writing executed by the Shareholder or by his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The revocation of a proxy, in order to be acted upon, must be deposited with the Company's transfer agent, CIBC Mellon Trust Company, at the address indicated in the Notice of the Meeting, not later than the last Business Day preceding the day of the Meeting, or with the Chairman of the Meeting before the commencement of the Meeting.

Exercise of Discretion by Proxies

Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy, in the absence of any direction to the contrary, will be voted for the Special Resolution, as stated under such heading in this Circular. With respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting, such shares will be voted by the persons so designated in their discretion. At the time of printing this Management Proxy Circular, management of the Company knows of no such amendments, variations or other matters.

Record Date and Shareholders Entitled to Vote

As at July 31, 2002, there were 51,681,585 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to one vote. The Company has fixed August 8, 2002 as the record date for the purpose of determining shareholders entitled to receive Notice of the Meeting. Any registered Shareholder of record as at the close of business on August 8, 2002 will be entitled to vote at the Meeting.

Non-Registered Shareholders

Only registered Shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, shares beneficially owned by a person (a "Non-Registered Holder") are registered either: (i) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Proxy Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for distribution to Non-Registered

Holders. Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. Intermediaries often use service companies to forward the Meeting Materials to Non-Registered Holders. Non-Registered Holders will either:

(a) typically, be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. The Non-Registered Holder will generally be given a page of instructions which contains a removable label containing a bar-code and other information. In order for the applicable form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or service company. In some cases, the Non-Registered Holder may provide such voting instructions to the Intermediary or its service company through the internet or by telephone; or

(b) less commonly, be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. In this case, the Non-Registered Holder who wishes to submit a proxy should properly complete the form of proxy and submit it to CIBC Mellon Trust Company, Attention: Stock Transfer Department, 16th Floor, 2001 University Street, Montreal, Quebec H3A 2A6.

In either case, the purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Should a Non-Registered Holder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons set out in the proxy form and insert the name of the Non-Registered Holder or such other person in the blank space provided.

In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the proxy or proxy authorization form must be delivered.

A Non-Registered Holder may revoke a proxy authorization form (voting instructions) which has been given to an Intermediary at any time by written notice to the Intermediary.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of Meeting and with respect to other matters that properly may come before the Meeting.

APPROVAL OF DIRECTORS

The contents of this Proxy Circular have been approved by the Board of Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

Alain Bédard
Chairman of the Board, President and Chief Executive Officer

Montreal, Quebec
August 8, 2002

SCHEDULE A

TRANSFORCE INC.

SHAREHOLDERS' SPECIAL RESOLUTION

IT IS RESOLVED:

THAT By-Law No. 2002-A, being a by-law providing for the amendment of the Articles of the Company, as adopted by the directors of the Company on July 31, 2002, annexed hereto as Schedule 1, be and the same is hereby sanctioned, ratified and confirmed.

SCHEDULE 1

BY-LAW NO. 2002-A

(being a by-law for the amendment of the Articles of the Company)

BE IT ENACTED AND IT IS HEREBY ENACTED as By-Law No. 2002-A of the Company as follows:

1. The Articles of the Company are amended as set out in the articles of amendment annexed hereto and forming an integral part of the present By-Law No. 2002-A.

2. The directors of the Company are hereby authorized and directed, for and on behalf of the Company, to sign Articles of Amendment reflecting the present By-Law No. 2002-A.

3. The directors of the Company are hereby authorized and directed, for and on behalf of the Company, to do all things and sign all other instruments and documents necessary or desirable to carry out the foregoing.

4. Notwithstanding its ratification by the shareholders of the Company, the present by-law may be repealed by the directors of the Company prior to the deliverance by the Inspecteur Général des institutions financières of a Certificate of Amendment confirming same.

THAT the present by-law be submitted to the shareholders of the Company for ratification.

SCHEDULE B

ARTICLES OF AMENDMENT

The authorized share capital of the Company, consisting of an unlimited number of Common Shares without nominal or par value, an unlimited number of Preferred Shares and 3,000,000 Series A Preferred Shares without nominal or par value, is hereby amended as follows:

(a) by converting all of the issued and outstanding Common Shares of the share capital of the Company into New Common Shares having the rights, privileges, conditions and restrictions described in Schedule 1 attached to these articles of amendment; and

(b) by cancelling the authorized and unissued Common Shares, Preferred Shares and 3,000,000 Series A Preferred Shares;

so that the authorized share capital of the Company shall hereafter consist of an unlimited number of New Common Shares, and the share certificates evidencing the existing Common Shares of the Company shall henceforth be deemed to evidence the New Common Shares.

SCHEDULE 1

The authorized share capital of the Company shall consist of an unlimited number of New Common Shares without nominal or par value, which New Common Shares shall have attached thereto the following rights, privileges, restrictions and conditions.

1. Voting Rights

Each New Common Share shall entitle the holder thereof to one vote at all meetings of the shareholders of the Company, except meetings at which only holders of a specified class of shares are entitled to vote.

2. Dividends

The holders of the New Common Shares shall be entitled to receive any dividend declared by the Company on the New Common Shares.

3. Liquidation and Winding-up of the Company

The holders of the New Common Shares shall be entitled to receive the remaining property of the Company upon dissolution, liquidation or winding-up of the Company.

4. Purchase of New Common Shares

The Company may at any time and from time to time purchase any issued New Common Shares outstanding from any holder of the same, and such purchase need not be made *pro rata* from the holders of such Shares.

5. Exchange Rights

5.1 Definitions

For purposes hereof, unless something in the subject matter or context is consistent therewith:

"**Business Day**" means any day other than a Saturday, Sunday or statutory holiday in the City of Montreal, Quebec;

"**Closing Date**" means the closing date of the Fund IPO, which shall not in any event be later than October 31, 2002;

"**Direction to Issue**" means an irrevocable direction given by the Company, on behalf of the holder of New Common Shares (or Holdco Shares, as the case may be), to TFI Holdings, on or before the Closing Date, and directing TFI Holdings to issue to the holder of New Common Shares (or Holdco Shares, as the case may be) the Elected Securities to which the holder is entitled hereunder;

"**Elected Securities**" means the Tracking Share Units and the TFI Notes;

"**Election Deadline**" means 5:00 p.m. (Montreal time) on September 24, 2002;

"**Election Notice**" means an the appropriate Letter of Transmittal and Election Form, in the form prescribed by the directors of the Company in the Proxy Circular and designated as such therein, by which the holder elects to exercise either of Option A or Option B described herein; and "**Option A Election Notice** " or "**Option B Election Notice**" refers to an Election Notice by which the holder elects to exercise one of such Options, as the case may be;

"**Election Revocation**" means a written notice in the form prescribed by the Company, by which the holder revokes an Election Notice or a previous Election Revocation, as the case may be;

"**Fair Market Value**" with respect to any New Common Shares means the product obtained by multiplying the Issue Price of each Trust Unit by the number of New Common Shares for which the Fair Market Value is to be determined;

"**Fund**" means TransForce Income Fund, an unincorporated open-ended limited purpose trust established under the laws of Quebec pursuant to the Fund Declaration of Trust;

"**Fund Exchange**" means the obligation of the Fund under the Reorganization Agreement (i) to purchase from each holder thereof, all and not less than all, of its OT Notes, at their face amount, and (ii) to pay the purchase price thereof by the issuance and delivery, to each such holder, of Trust Units the aggregate issue price of which is equal to the face value of the OT Notes so purchased from it, all on the Closing Date;

"**Fund Declaration of Trust**" means the Declaration of Trust made as of July 30, 2002, pursuant to which the Fund was created, as amended, supplemented or restated from time to time;

"**Fund IPO**" means the initial public offering of Trust Units by the Fund;

"**Holdco Shares**" means issued and outstanding shares in the share capital of a Holding Company, as such expression is defined in the Proxy Circular;

"**Holding Company Alternative**" means the right given to a holder of Holdco Shares to exchange all or part of his Holdco Shares, in lieu of the New Common Shares held by his Holding Company, under Option B herein described, in accordance with and subject to the terms and conditions set out in the Proxy Circular;

"**Issue Price**" of each Trust Unit means the price at which a Trust Unit is issued on the Closing Date under the IPO;

"**Non-Resident Shareholder**" means a holder of New Common Shares who is a non-resident of Canada within the meaning of the *Income Tax Act* (Canada);

"**Operating Trust**" means TFI Operating Trust, an unincorporated open-ended limited purpose trust established under the laws of the Province of Quebec pursuant to the OT Declaration of Trust;

"**OT Declaration of Trust**" means the Declaration of Trust pursuant to which the Operating Trust was created, as amended, supplemented or restated from time to time;

"**OT Exchange**" means the obligation of OT under the Reorganization Agreement (i) to purchase from each holder thereof, all and not less than all, of its TFI Notes, at their face amount, and (ii) to pay the purchase price thereof by the issuance and delivery, to each such holder, of OT Notes in a face amount equal to the TFI Notes so purchased from it, all on the Closing Date;

"**OT Notes**" means the secured subordinated Series 1 Notes issued by the Operating Trust pursuant to the Secured Note Indenture between the Operating Trust and National Bank Trust Inc. as Trustee, which OT Notes are subject to purchase by the Fund pursuant to the Fund Exchange;

"**Proxy Circular**" means the Management Proxy Circular of the Company dated August 8, 2002 and all schedules thereto;

"**Reorganization Agreement**" means the Reorganization Agreement among the Company, TFI Holdings, the Operating Trust, the Fund and TransForce Administration Inc.;

"**Special Voting Units**" means the "special voting units" of the Fund designated as such in the Fund Declaration of Trust, which entitle the holder thereof to one vote for each Special Voting Unit held;

"**Tax Election Form(s)**" means the prescribed forms required to be filed by the holder pursuant to section 85 of the *Income Tax Act* (Canada) and, if necessary, article 518 of the *Taxation Act* (Quebec);

"**TFI Holdings**" means TFI Holdings Inc., a corporation incorporated under the *Canada Business Corporations Act*;

"**TFI Holdings Common Shares**" means the common shares in the share capital of TFI Holdings;

"**TFI Notes**" means the Notes issued by TFI Holdings pursuant to the Note Indenture between TFI Holdings and National Bank Trust Inc. as Trustee, which TFI Notes are subject to purchase by the Operating Trust pursuant to the OT Exchange;

"**Tracking Share Units**" means the units consisting of one TFI Holdings Common Share and one Tracking Share, which Tracking Share Units (i) are exchangeable, at any time after issuance, on a one-for-one basis for Trust Units, at the option of the holder and, in certain circumstances, the option of the Fund, and (ii) entitle the holder thereof to a number of Special Voting Units equal to the number of Tracking Shares held by such holder; and any reference herein to Tracking Shares shall be deemed to include the corresponding number of Special Voting Units;

"**Tracking Shares**" means the shares designated as such in the share capital of TFI Holdings;

"**Trust Units**" means the "trust units" of the Fund designated as such in the Fund Declaration of Trust.

5.2 Description of Exchange Rights

A holder of New Common Shares shall be entitled, at any time prior to the Election Deadline, subject to the terms and conditions hereof and conditional upon the closing of the Fund IPO, to elect to have all, and not less than all, of his New Common Shares, exchanged on the Closing Date for either (but not both) of:

(a) Option A: A TFI Note having an aggregate face value equal to the Fair Market Value of the New Common Shares of such holder;

or

(b) Option B: Tracking Share Units or a combination of Tracking Share Units and TFI Notes, as the holder may elect in his sole discretion, provided however that:

(i) the face value of the TFI Notes shall not be greater than the Fair Market Value of the New Common Shares of the holder, and

(ii) the number of Tracking Share Units to which the holder shall be entitled shall be determined by dividing: (I) the amount by which the aggregate Fair Market Value of the New Common Shares held by such holder exceeds the face value of the TFI Notes which such holder has elected to receive under subparagraph (i) above, by (II) the Fair Market Value of a New Common Share.

5.3 Election Notices

In order to elect Option A or Option B, a holder of New Common Shares shall deliver prior to the Election Deadline, as directed in the Proxy Circular, an Option A Election Notice or an Option B Election Notice, as the case may be, together with the certificates representing the New Common Shares held by such holder. Such Election Notice must be duly signed and completed, and the share certificates representing the New Common Shares duly endorsed, in accordance with the instructions provided in the Proxy Circular, by the person registered on the books of the Company as the holder of the New Common Shares in respect of which such election is being exercised or by his duly authorized attorney.

In addition to the foregoing, in order to validly elect Option B, the holder of New Common Shares must:

(a) specify in the Election Notice the number and combination, if any, of the TFI Notes and Tracking Share Units that the holder wishes to receive and to which he is entitled in accordance with the provisions of paragraph 5.2;

(b) prior to the Election Deadline, provide to the Company the appropriate Tax Election Forms, duly signed and completed in accordance with the instructions provided in the Proxy Circular, by the person registered on the books of the Company as the holder of the New Common Shares in respect of which such election is being exercised or by his duly authorized attorney; and

(c) prior to the Election Deadline, execute such documents as may be required by the Company, including a shareholders agreement among the holders of the Tracking Share Units governing the exercise of the rights attaching thereto.

In the event that (i) an Election Notice is received after the Election Deadline or does not otherwise strictly comply with all of the requirements hereof, or (ii) in the case of a holder who elects Option B, if the holder shall not execute and provide the required documentation prior to the Election Deadline, the Election Notice shall be conclusively and irrevocably deemed to constitute an Option A Election Notice.

5.4 Deemed Elections

Notwithstanding any other provision hereof,

(a) A holder of New Common Shares who (i) does not deliver an Election Notice as prescribed herein, (ii) is not deemed to have elected Option B as provided herein, or (iii) is a Non-Resident Shareholder, will be conclusively and irrevocably deemed to have elected Option A.

(b) A holder of Holdco Shares who properly elects the Holding Company Alternative, in accordance with all of the requirements of the Proxy Circular, will be conclusively and irrevocably deemed to have elected Option B.

5.5 Exercise of Exchange Rights - Option A

Where a holder of New Common Shares has elected to exercise Option A, or is deemed to have elected Option A, in accordance with the provisions hereof, such holder shall automatically and immediately be deemed have exchanged all of his New Common Shares for TFI Notes, on the Closing Date, in accordance with the following:

(a) the Company shall deliver to TFI Holdings a Direction to Issue the TFI Notes to which such holder is entitled hereunder, in an aggregate face value equal to the Fair Market Value of the New Common Shares held by the holder; and

(b) upon delivery by the Company, acting as the agent and representative of the holders of the New Common Shares for such purpose, of the Direction to Issue in accordance with subparagraph 5.5(a), all of the right, title and interest in each New Common Share held by the holder thereof shall be deemed to have been transferred to TFI Holdings, the share certificates and registrations evidencing the New Common Shares of the holder shall be cancelled and the New Common Shares of such holder and the certificates evidencing same shall be registered in the name of TFI Holdings.

5.6 Exercise of Exchange Rights - Option B

Where a holder of New Common Shares has elected to exercise Option B, or is deemed to have elected Option B, in accordance with the provisions hereof, or in the case of a holder of Holdco Shares who has properly selected the Holding Company Alternative in accordance with the Proxy Circular, such holder shall automatically and immediately be deemed have exchanged all of his New Common Shares or Holdco Shares, as the case may be, for such number of Tracking Share Units or such combination of Tracking Share Units and TFI Notes as the holder may have elected and to which he is entitled hereunder, on the Closing Date, in accordance with the following:

(a) the Company shall deliver to TFI Holdings a Direction to Issue such number of Tracking Share Units, or such combination of Tracking Share Units and TFI Notes, as the holder may have elected pursuant to the provisions hereof and to which such holder is entitled hereunder; and

(b) upon delivery by the Company, acting as the agent and representative of the holders of the New Common Shares or the Holdco Shares for such purpose, of the Direction to Issue in accordance with subparagraph 5.6(a), all of the right, title and interest in each New Common Share or Holdco Share held by the holder thereof shall be deemed to have been transferred to TFI Holdings, the share certificates and registrations evidencing the New Common Shares or the Holdco Shares of the holder shall be cancelled and the New Common Shares or Holdco Shares of such holder and the certificates evidencing same shall be registered in the name of TFI Holdings.

5.7 Revocation of Election Notice

An Election Notice shall remain in full force and effect until the Closing Date, unless otherwise revoked by the holder in accordance with the following. In order to revoke an Election Notice, the holder of New Common Shares shall deliver to the Company, prior to the Election Deadline, an Election Revocation duly signed and completed by the person registered on the books of the Company as the holder of the New Common Shares in respect of which such Election Revocation is being given or by his duly authorized attorney. Subject to the terms and conditions hereof, such Election Revocation shall be accompanied by a new Election Notice that complies with the requirements hereof; provided however that, notwithstanding the foregoing:

(a) an Election Revocation that is received by the Company after the Election Deadline, shall be deemed not to have been given;

(b) a holder of New Common Shares who delivers an Election Revocation and who does not deliver to the Company a new Election Notice as provided herein, will be conclusively and irrevocably deemed to have elected Option A;

(c) any deemed election under paragraph 5.3, 5.4 or under this paragraph 5.7 is irrevocable; and

(d) subject to the foregoing, a holder of New Common Shares may deliver more than one Election Revocation, at different times.

5.8 Termination of Exchange Rights

In the event that the Closing Date shall not have occurred prior to 5 p.m. (Montreal time) on October 31, 2002, then the Exchange Rights described in paragraph 5.2 hereof, and all Election Notices given or deemed to have been given pursuant hereto, shall automatically terminate and expire and be deemed to be null, void and of no further effect, and the holders of the New Common Shares shall have no further right to exercise same at any time thereafter.

5.9 Failure to surrender New Common Shares

If certificates representing the New Common Shares have not been delivered to the Company in accordance herewith, on or before the sixth anniversary of the Closing Date, such certificates shall cease to represent a right or claim of any kind or nature and the right of the holder of the New Common Shares previously represented thereby to receive TFI Notes, OT Notes, Fund Units or Tracking Share Units shall be deemed to be surrendered to the Fund together with all interest or distributions thereon held for such holder.

SCHEDULE C

INTERIM ORDER

CANADA

PROVINCE OF QUÉBEC
DISTRICT OF MONTREAL

Nº: 500-011-018799-029

SUPERIOR COURT
(Commercial Division)

August 1, 2002

PRESENT: The Honourable Robert Mongeon, J.S.C.

TRANSFORCE INC.

Petitioner

and

SHAREHOLDERS OF TRANSFORCE INC.

Mis-en-cause

JUDGMENT

[1] **THE UNDERSIGNED, JUSTICE OF THE SUPERIOR COURT OF QUÉBEC**, upon Petitioner's Application for Interim Order;

[2] **CONSIDERING** Petitioner's *Application for Interim and Final Orders Respecting a Compromise Between Petitioner and its Shareholders* (the "Application") and the affidavit of Alain Bédard dated July 31, 2002 in support thereof;

[3] **CONSIDERING** Petitioner's request for an Interim Order contained in the Application (the "Application for Interim Order");

[4] **CONSIDERING** the proof;

[5] **CONSIDERING** sections 48(7) and 49 of the *Companies Act*, R.S.Q. c. C-38 (the "Act");

FOR THESE REASONS:

[6] **GRANTS** Petitioner's Application for Interim Order;

[7] **ORDERS** that Petitioner be dispensed from describing at length the names of its shareholders in the description of the impleaded parties;

[8] **DECLARES** that all shareholders of Petitioner, and any transferees of securities in Petitioner, be deemed parties, as Mis-en-cause, to the present proceedings;

As to the Meeting

[9] **ORDERS** that a special general meeting of Petitioner's shareholders (the "Meeting") be summoned, held and conducted in Laval, on September 12, 2002, to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Shareholders' Special Resolution") confirming By-Law No. 2002-A of Petitioner, in order to amend Petitioner's Articles of Incorporation (the "Compromise"), as referred to in the Management Proxy Circular, Exhibit R-3, or as subsequently modified;

[10] **ORDERS** that the Meeting shall be summoned, held and conducted in accordance with the Notice of Special General Meeting of Shareholders (the "Notice of Meeting"), Exhibit R-2, the Act, the Articles and By-laws of Petitioner, the terms of the present judgment (the "Interim Order"), any further Order of this Court, and the rulings and directions of the chair of the Meeting;

As to the documents required to be sent to Shareholders

[11] **ORDERS** that a copy of the Application, together with a copy of the Notice of Presentation of the Final Order and a copy of this Interim Order shall be included in the Management Proxy Circular that will be distributed in the manner described hereinafter to the persons entitled to notice of the Meeting;

[12] **ORDERS** that the Management Proxy Circular to be sent to persons entitled to notice of the Meeting shall be in substantially the same form as the Management Proxy Circular filed as Exhibit R-3;

[13] **DECLARES** that notice of the Meeting and of the Application shall be given in the manner described and to the persons specified hereinafter by delivering a copy of a French or English version, according to the election made by each shareholder, of the following documents: the Letter to Shareholders, Exhibit R-1; the Notice of Meeting, Exhibit R-2; the Management Proxy Circular, Exhibit R-3; the Form of Proxy, Exhibit R-4; and the Election Forms, Exhibit R-5 (collectively referred to as the "Meeting and Application Material");

As to the record date for notice

[14] **DECLARES** that the record date for determination of registered holders of Common Shares of Petitioner entitled to receive the Meeting and Application Material shall be August 8, 2002 (the "Record Date");

As to persons entitled to notice

[15] **DECLARES** that the persons entitled to notice of the Meeting shall include the registered shareholders of Petitioner as they may appear on the records of Petitioner as at the close of business on the Record Date, non-registered shareholders pursuant to and in conformity with National Instrument 54-101 adopted by the Canadian Securities Administrators ("NI 54-101"), and the directors and auditors of Petitioner;

As to notice of the Meeting

[16] **ORDERS** that the Meeting and Application Material shall be distributed:

(a) by mailing same by prepaid ordinary mail or by delivering same in person or by recognized courier service to each registered shareholder of Petitioner as they may appear on the records of Petitioner as at the close of business on the Record Date, at his or her address as it may appear on the records of Petitioner as at that time, the whole before the close of business on August 14, 2002;

(b) by delivering multiple copies of same to intermediaries and registered nominees as they are defined in NI 54-101 to facilitate distribution to non-registered shareholders as set out in NI 54-101, the whole before the close of business on August 14, 2002;

(c) by mailing same by prepaid ordinary mail or by delivering same in person or by recognized courier service to each of Petitioner's directors and auditors, the whole before the close of business on August 14, 2002;

[17] **ORDERS** that a copy of each of the French and English versions of the Meeting and Application Material mailed to Petitioner's shareholders pursuant to this Interim Order shall be filed in the Court record following mailing thereof;

As to service of the Application

[18] **ORDERS** that Petitioner shall serve the Application on its shareholders by the inclusion in the Meeting and Application Material, as Schedule C of the Management Proxy Circular, of a copy of the Application, without exhibits, and a Notice of Presentation of the Final Order, and, as Schedule D of the Management Proxy Circular, of a copy of this Interim Order (collectively the "Court Material"), and by mailing or delivering a French or English version, according to the election made by each shareholder, of the Court Material in the same manner and within the same delay as the Meeting and Application Material, whether the intended recipient resides within Quebec or within another jurisdiction;

As to persons entitled to attend and to vote at the Meeting

[19] **ORDERS** that the persons entitled to attend the Meeting shall include:

(a) the registered shareholders of Petitioner as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions herein and subject to the provisions of the Act and applicable securities legislation, regulation and policy statements, and non-registered shareholders pursuant to and in accordance with NI 54-101;

(b) duly appointed proxy holders;

(c) the officers, directors, auditors and advisors of Petitioner; and

(d) other persons with the permission of the Chair of the Meeting;

[20] **ORDERS** that the persons entitled to be represented and to vote at the Meeting, either in person or by proxy, shall be the registered shareholders of Petitioner as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions herein and subject to the provisions of the Act and applicable securities legislation, regulation and policy statements;

As to the Meeting and to the vote on Shareholders' Special Resolution

[21] **ORDERS** that the Meeting be conducted at the time and location specified in the Notice of Meeting, Exhibit R-2;

[22] **DECLARES** that the vote required to pass the Shareholders' Special Resolution, with or without variation, shall be a vote of at least three-fourths of the votes of the holders of Petitioner's Common Shares present in person or represented by proxy at the Meeting;

As to appearances and contestation of the Final Order

[23] **ORDERS** that any shareholder of Petitioner wishing to appear on the Application for Final Order shall file into the Court record, and serve on Petitioner's Counsel of record, an appearance on or before September 13, 2002;

As to presentation of the Final Order

[24] **ORDERS** that, upon the approval by Petitioner's shareholders of the Shareholders' Special Resolution in the manner set forth in this Interim Order, Petitioner may apply to this Honourable Court for a final order as set out in the Application;

[25] **ORDERS** that the Application for Final Order be presented on September 17, 2002 before the Quebec Superior Court of the District of Montreal, sitting in Commercial Division at the Montreal Courthouse, located at 1 Notre-Dame Street East in Montreal, Quebec, in Room 16.10 at 9:00 a.m. or so soon thereafter as Counsel may be heard;

[26] **ORDERS** the Master of the Rolls of the Superior Court, Commercial Division, to include the Application for Final Order on the Roll of the Commercial Division of the Superior Court in Room 16.10 of the Montreal Courthouse for September 17, 2002;

As to variance

[27] **ORDERS** that Petitioner shall be entitled, at any time, to seek leave to vary this Interim Order;

[28] **THE WHOLE** without costs.

(signed) Robert Mongeon, J.S.C.

SCHEDULE D

APPLICATION FOR INTERIM AND FINAL ORDER AND NOTICE OF PRESENTATION OF FINAL ORDER

CANADA

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

N°: 500-

SUPERIOR COURT
(Commercial Division)

TRANSFORCE INC., a duly incorporated company having its head office at 6600 chemin Saint-François, in the city and district of Montreal, province of Quebec

Petitioner

And

SHAREHOLDERS OF TRANSFORCE INC.

Mis-en-cause

APPLICATION FOR INTERIM AND FINAL ORDERS RESPECTING A COMPROMISE BETWEEN PETITIONER AND ITS SHAREHOLDERS
(Arts. 20 and 46 C.C.P.,
Ss. 48(7) and 49 of the *Companies Act*, R.S.Q. c. C-38)

TO ONE OF THE HONOURABLE JUDGES OF THE SUPERIOR COURT OF QUEBEC, SITTING IN THE COMMERCIAL DIVISION IN AND FOR THE DISTRICT OF MONTREAL, PETITIONER TRANSFORCE INC. RESPECTFULLY SUBMITS THE FOLLOWING:

INTRODUCTION

1. The present application is made by Petitioner TransForce Inc. within the context of a proposed corporate reorganization (the "Transaction") which, in effect, Petitioner intends to submit to its shareholders for their approval at a special general meeting of shareholders called for that purpose;

2. Since part of the proposed Transaction, which involves the conversion of shares of Petitioner, constitutes a compromise (the "Compromise") affecting the rights of shareholders within the meaning of Section 49 of the Quebec *Companies Act*, R.S.Q. c. C-38 (the "Act"), Petitioner must obtain from this Honourable Court an order that a meeting of the shareholders be summoned to approve the Compromise and, should the Compromise be so approved, a judgment sanctioning the Compromise;

3. The purpose of the Transaction is to convert Petitioner, a company operating in the transportation business, from a corporate entity into an income trust (TransForce Income Fund, hereinafter the "Fund") which will make monthly distributions of its available cash to the holders of its units;

4. Indeed, over the last several years, income trusts have become a common way of structuring businesses generating regular revenues, notably because they allow a regular distribution of available cash to their unitholders, generally in a tax efficient manner;

5. As part of the Transaction, the purpose of the Compromise is to convert shares of Petitioner into a new class of shares which will require shareholders to elect one of two options. They will be entitled to either:

   (a) indirectly exchange their shares of Petitioner for an equal number of units of the Fund; or

   (b) indirectly exchange their shares of Petitioner for a combination of units of the Fund and shares of a company which will be an indirect subsidiary of the Fund, or exclusively for shares of the said company, these shares being themselves indirectly exchangeable for an equal number of units of the Fund;

6. Under both Options "A" and "B", a shareholder of Petitioner would end up with a number of units of the Fund, or a total number of units of the Fund and shares of the said company that is equal to the number of shares of Petitioner that the shareholder currently holds;

7. As a result of the Compromise and Transaction, the relative voting power of each shareholder of Petitioner will remain unchanged and shareholders will continue to own the same economic interest in Petitioner's transportation business;

8. Petitioner submits to this Honourable Court that the Compromise is fair to Petitioner's shareholders and in the best interests of Petitioner, the whole as will be more fully set out hereinafter;

9. Indeed, Petitioner's Board of Directors (the "Board of Directors") has received a preliminary opinion from independent financial advisors who have determined that the Transaction is, from a financial point of view, fair to Petitioner's shareholders. Moreover, the Transaction is conditional upon the Board of Directors obtaining a final fairness opinion from the said independent financial advisors;

10. The Board of Directors, after consideration, has determined that the Transaction, including the Compromise, is both fair to the shareholders and in the best interests of Petitioner, and has therefore unanimously recommended to Petitioner's shareholders that they vote in favour of the Compromise;

11. The purpose of the present application, made pursuant to the provisions of section 49 of the Act, is twofold:

   (a) at the interim stage, Petitioner seeks an order that a meeting of Petitioner's shareholders be summoned in order to submit the Compromise to Petitioner's shareholders for their approval (the "Meeting"); and

   (b) at the final stage, if the shareholders present at this meeting approve the Compromise by the required vote of three-fourths of the shares represented, Petitioner asks that this Honourable Court sanction the Compromise;

12. In support of the present Application, Petitioner submits the following documents, all in draft form:

   (a) a letter to Petitioner's shareholders from the Chairman of the Board, President and Chief Executive Officer of Petitioner (the "Letter to Shareholders"), a copy of which is filed in support hereof as **Exhibit R-1**;

   (b) a Notice of Special General Meeting of Shareholders (the "Notice of Meeting"), a copy of which is filed in support hereof as **Exhibit R-2**;

   (c) a Management Proxy Circular (the "Management Proxy Circular"), together with its schedules, a copy of which is filed in support hereof as **Exhibit R-3**;

   (d) a Form of Proxy (the "Form of Proxy"), a copy of which is filed in support hereof as **Exhibit R-4**; and

   (e) Letters of Transmittal and Election Forms (the "Election Forms"), copies of which are filed in support hereof as **Exhibit R-5**;

A. PETITIONER TRANSFORCE INC.

13. Petitioner TransForce Inc. was incorporated under Part IA of the Act by Certificate and Articles of Incorporation dated April 30, 1985 and is a reporting issuer under securities legislation in Quebec and Ontario;

14. The authorized share capital of Petitioner consists of an unlimited number of common shares without nominal or par value ("Common Shares"), an unlimited number of Preferred Shares, and 3,000,000 Series A Preferred Shares without nominal or par value;

15. As of July 30, 2002, the only issued and outstanding shares of Petitioner were 51,681,585 Common Shares, which are listed for trading on the Toronto Stock Exchange under the symbol "TFI";

16. As of June 30, 2002, the outstanding Common Shares were, to the best of Petitioner's knowledge, held as follows:

(a) 41.9% of the outstanding Common Shares were held by Jolina Capital Inc., a holding company controlled by Mr. Emanuele (Lino) Saputo;

(b) 14.1% of the outstanding Common Shares were held by the Fonds de Solidarité des Travailleurs du Québec (FTQ), a labour-sponsored development capital fund created by the Fédération des travailleurs du Québec;

(c) 11.9% of the outstanding Common Shares were held by Fidelity Management & Research Company, Fidelity Management Trust Company and Fidelity International Limited, which are, to Petitioner's knowledge, mutual fund managers;

(d) The remaining 32.1% of the outstanding Common Shares were widely held by approximately 2,000 other shareholders;

(These shareholders will hereinafter be collectively referred to as the "Shareholders");

17. As of July 30, 2002, there were options outstanding in respect of an aggregate of 1,516,250 Common Shares. It will be a condition of the Transaction that all options be exercised or terminated prior to the closing date thereof.

B. THE COMPROMISE

(1) Purpose of the Transaction and of the Compromise

18. As stated above, the purpose of the Transaction is to convert Petitioner from a corporate entity into the Fund, an income trust which will make monthly distributions of its available cash to the holders of its units.

19. As of June 30, 2002, Petitioner was the sole owner of a number of subsidiaries engaged in the transportation business, the whole as appears from a chart of the structure of Petitioner's business before the proposed Transaction, a copy of which is filed in support hereof as **Exhibit R-6**;

20. Upon completion of the Transaction, the Fund, indirectly through its operating entities, will continue to operate Petitioner's business, as appears from a chart of the structure of Petitioner's business after the proposed Transaction, a copy of which is found at page 17 of the Management Proxy Circular, Exhibit R-3;

21. In order to effect the Transaction, the Compromise must be submitted for approval by the Shareholders;

22. The Compromise consists of a shareholders' special resolution (the "Shareholders' Special Resolution") confirming By-Law No. 2002-A of Petitioner, a by-law amending Petitioner's Articles of Incorporation (the "Articles of Amendment"). Copies of the Shareholders' Special Resolution and of the Articles of Amendment are annexed as Schedules A and B to the Management Proxy Circular, Exhibit R-3;

(2) Amendment to Petitioner's Articles of Incorporation

23. The purpose of the amendment to Petitioner's Articles of Incorporation resulting from the Compromise is to convert the issued and outstanding Common Shares into shares of a new class of common shares ("New Shares"), and to cancel the authorized and unissued Common Shares, Preferred Shares and Series A Preferred Shares of Petitioner;

24. The New Shares will have the attributes of the existing Common Shares and will require their holders to make an election allowing them to choose between two options (Option "A" and Option "B"), the whole as appears from the Shareholders' Special Resolution and from the Articles of Amendment, annexed as Schedules A and B to the Management Proxy Circular, Exhibit R-3;

25. Shareholders will have until the close of business on September 24, 2002 to elect Option "A" or Option "B", which said election shall be made by returning the appropriate Election Form, Exhibit R-5;

26. If no Election Form is received from a Shareholder within this delay, said Shareholder will be deemed to have elected Option "A";

(a) Option "A"

27. Under Option "A", Shareholders will exchange their New Shares for notes of TFI Holdings Inc. ("TFI Holdings"), which notes will be exchanged for notes of TransForce Operating Trust (the "Operating Trust"), which said notes will in turn be transferred to the Fund in consideration for a number of units of the Fund equal to the number of New Shares so exchanged;

28. Shareholders who have elected Option "A" will be entitled, as holders of units of the Fund ("Unitholders"), to receive monthly distributions of cash and to vote at meetings of Unitholders on the basis of one vote for each unit of the Fund held;

(b) Option "B"

29. Under Option "B", designed to minimize immediate adverse tax consequences to Shareholders with respect to whom the Transaction might result in a significant taxable capital gain, Shareholders will exchange their New Shares for a combination of notes and voting and non-voting shares of TFI Holdings, or exclusively for voting and non-voting shares of TFI Holdings;

30. Shareholders who elect Option "B" will determine the proportion of notes and shares of TFI Holdings they wish to receive, within the parameters set out in the Transaction;

31. Option "B" will also give Shareholders who hold their Common Shares through a personal holding company, and who will therefore hold their New Shares through this personal holding company, the right to transfer the shares of their personal holding company to TFI Holdings in return for the same combination of notes and shares of TFI Holdings, or only shares of TFI Holdings, described in paragraphs 29 and 30 above;

32. Notes of TFI Holdings held by Shareholders who have elected Option "B" will then be exchanged for notes of the Operating Trust, which said notes of Operating Trust will in turn be transferred to the Fund in consideration for units of the Fund;

33. As a result, a Shareholder who has elected Option "B" will end up with a total number of units of the Fund and voting shares of TFI Holdings that is equal to the number of New Shares exchanged by that Shareholder;

34. Shareholders who have elected Option "B" will be entitled:

    (a) as Unitholders: to receive monthly distributions of cash and to vote at meetings of Unitholders on the basis on one vote for each unit of the Fund held;

    (b) as holders of shares of TFI Holdings: to receive dividends (which dividends will be equal, to the greatest extent possible, to distributions paid by the Fund to Unitholders, net of income tax payable by TFI Holdings on the income earned to make the distribution) and to receive special voting units of the Fund (which said special voting units of the Fund entitle the holders of shares of TFI Holdings to vote at Meetings of Unitholders on the basis of one vote for each non-voting share of TFI Holdings held);

35. Moreover, Shareholders who have elected Option "B" will be entitled to indirectly exchange any or all of their shares of TFI Holdings for an equal number of units of the Fund at any time;

C. FAIRNESS TO SHAREHOLDERS AND APPROVAL BY THE BOARD OF DIRECTORS

36. The Transaction and the resulting conversion of Petitioner from a corporate entity into the Fund are intended to be, to the greatest extent reasonably possible, neutral so far as the rights of Shareholders are concerned, and the trust instrument establishing the Fund will mirror, after completion of the Transaction, the rights that Shareholders would have had in the absence of the Transaction;

37. The Board of Directors has unanimously determined that the Transaction is in the best interests of Petitioner and fair to the Shareholders, and that the Compromise should as such be placed before the Shareholders for their approval at the special general meeting to be summoned upon the order of this Honourable Court;

38. In reaching its determination, the Board of Directors relied upon the legal, financial, tax and other advice received *inter alia* from Petitioner's legal counsel and accounting and tax advisors, as well as from the independent financial advisor retained by Petitioner;

39. The following factors were, among others, considered by the Board of Directors:

    (a) the monthly cash distributions to Unitholders will provide an attractive return to Unitholders without impairing the ability to finance the capital expenditures of Petitioner's business and to repay bank debt related thereto;

    (b) the trust structure is expected to result in a higher level of cash distributions to Unitholders than would be available to Shareholders under the current corporate structure;

    (c) it is anticipated that the trust structure will result in a higher trading range for units of the Fund than the trading range for the Common Shares prior to the announcement of the proposed Transaction;

    (d) it is expected that the anticipated higher trading range of the units of the Fund will facilitate the opportunity to raise additional funding for growth relative to continuing as a corporate entity;

40. In connection with the Proposed Transaction, Petitioner has retained Sprott Securities Inc. ("Sprott") as independent financial advisor, particularly for the purposes of rendering an opinion with respect to the fairness of the Transaction to Shareholders;

41. After study of the Transaction, Sprott has provided the Board of Directors with a preliminary opinion stating that, if completed as contemplated, the Transaction is fair from a financial point of view to the Shareholders, the whole as appears from Sprott's Initial Fairness Opinion, annexed as Schedule E to the Management Proxy Circular, Exhibit R-3;

42. In view of the foregoing, the Board of Directors has unanimously recommended that Shareholders vote at the Meeting in favour of the Compromise by ratifying the Shareholders' Special Resolution approving the Articles of Amendment, Schedules A and B to the Management Proxy Circular, Exhibit R-3;

D. INTERIM AND FINAL ORDERS

43. Given the large number of its shareholders, Petitioner requests from this Honourable Court to be dispensed from describing at length the Shareholders in the description of the impleaded parties, and asks this Honourable Court to

declare that all Shareholders, and any transferees of Common Shares, be deemed parties, as Mis-en-cause, to the present proceedings;

44. Petitioner also requests from this Honourable Court a declaration that Shareholders will be validly served with the present proceedings by delivery, as Schedule C to the Management Proxy Circular, of the present Application, without the exhibits, together with a Notice of Presentation in the form and substance of the draft filed in support hereof as **Exhibit R-7**, as well as by delivery, as Schedule D to the Management Proxy Circular, of the Interim Order to be issued by this Honourable Court, the whole by mail or delivery to Shareholders registered as of the Record Date, with multiple copies of same delivered to intermediaries and registered nominees as they are defined in National Instrument 54-101 adopted by the Canadian Securities Administrators ("NI 54-101") to facilitate distribution to non-registered shareholders as set out in NI 54-101, the whole before the close of business on August 14, 2002;

45. Petitioner further requests that this Honourable Court order that any Shareholder wishing to appear on the Application for Final Order in the present proceedings shall file and serve an appearance on or before September 6, 2002, and if such appearance is with the view to contesting the Application, that any such Shareholder shall file and serve, on or before September 12, 2002, a written contestation, supported as to the facts by affidavit(s) and exhibit(s), if any, without which such contestation a Shareholder shall not be permitted to contest the Application;

(1) Interim Order

46. At the interim stage, Petitioner asks this Honourable Court to:

(a) order that the Meeting be summoned;

(b) issue orders as to the manner in which the Meeting must be called, held and conducted, including orders as to the persons entitled to receive notice of the Meeting, documents to be sent to persons entitled to notice and persons entitled to attend the Meeting;

(c) issue orders as to the manner in which the Meeting must be held and conducted, and as to the vote required for the Compromise to be approved;

(d) order that Petitioner may, upon approval of the Compromise, apply to this Honourable Court for the Final Order, and set the date of the hearing of same;

(2) Final Order

47. Should the Compromise be approved at the Meeting, Petitioner will apply to this Honourable Court for a Final Order sanctioning the Compromise;

48. Petitioner will accordingly, at the final stage, ask this Honourable Court to:

(a) declare that service of the present Application made in accordance with the Interim Order is valid and sufficient and amounts to service on all Petitioner's shareholders;

(b) sanction the Compromise;

(c) order the publication of a notice of approval and sanction of the Compromise in newspapers;

49. The present Application is well founded in fact and in law;

WHEREFORE PLAINTIFF PRAYS THAT, BY JUDGMENT TO INTERVENE HEREIN, THIS HONOURABLE COURT:

[1] **ORDER** that Petitioner be dispensed from describing at length the names of the Shareholders in the description of the impleaded parties;

[2] **DECLARE** that all shareholders of Petitioner, and any transferees of securities in Petitioner, be deemed parties, as Mis-en-cause, to the present proceedings;

A. ON THE APPLICATION FOR INTERIM ORDER

[3] **GRANT** the present Application for Interim Order;

As to the Meeting

[4] **ORDER** that a special general meeting of Petitioner's shareholders (the "Meeting") be summoned, held and conducted in Laval, on September 12, 2002, to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Shareholders' Special Resolution") confirming By-Law No. 2002-A of Petitioner, in order to amend Petitioner's Articles of Incorporation (the "Compromise"), as referred to in the Management Proxy Circular, Exhibit R-3, or as subsequently modified;

[5] **ORDER** that the Meeting shall be summoned, held and conducted in accordance with the Notice of Special General Meeting of Shareholders (the "Notice of Meeting"), a copy of which is filed in support hereof as **Exhibit R-2**, the Act, the Articles and By-laws of Petitioner, the terms of the Interim Order, any further Order of this Court, and the rulings and directions of the chair of the Meeting;

As to the documents required to be sent to Shareholders

[6] **ORDER** that a copy of the present Application for Interim and Final Order, together with a copy of the Notice of Presentation of the Final Order and a copy of the Interim Order shall be included in the Management Proxy Circular that will be distributed in the manner described hereinafter to the persons entitled to notice of the Meeting;

[7] **ORDER** that the Management Proxy Circular to be sent to persons entitled to notice of the Meeting shall be in substantially the same form as the Management Proxy Circular, filed in support hereof as Exhibit R-3, with such amendments thereto as Counsel for Petitioner may advise are necessary or desirable, provided that such amendments are not inconsistent with the terms of the Interim Order;

[8] **DECLARE** that notice of the Meeting and of the present Application shall be given in the manner described and to the persons specified hereinafter by delivering a copy of a French or English version, according to the election made by each shareholder, of the following documents: the Letter to Shareholders, Exhibit R-1; the Notice of Meeting, Exhibit R-2; the Management Proxy Circular, Exhibit R-3; the Form of Proxy, Exhibit R-4; and the Election Forms, Exhibit R-5 (collectively referred to as the "Meeting and Application Material");

As to the record date for notice

[9] **DECLARE** that the record date for determination of registered holders of Common Shares of Petitioner entitled to receive the Meeting and Application Material shall be August 8, 2002 (the "Record Date");

As to persons entitled to notice

[10] **DECLARE** that the only persons entitled to notice of the Meeting shall be the registered shareholders of Petitioner as they may appear on the records of Petitioner as at the close of business on the Record Date, non-registered shareholders pursuant to and in conformity with National Instrument 54-101 adopted by the Canadian Securities Administrators ("NI 54-101"), and the directors and auditors of Petitioner;

As to notice of the Meeting

[11] **ORDER** that the Meeting and Application Material shall be distributed:

(a) by mailing same by prepaid ordinary mail or by delivering same in person or by recognized courier service to each registered shareholder of Petitioner as they may appear on the records of

/ /

Petitioner as at the close of business on the Record Date, at his or her address as it may appear on the records of Petitioner as at that time, the whole before the close of business on August 14, 2002;

(b) by delivering multiple copies of same to intermediaries and registered nominees as they are defined in NI 54-101 to facilitate distribution to non-registered shareholders as set out in NI 54-101, the whole before the close of business on August 14, 2002;

(c) by mailing same by prepaid ordinary mail or by delivering same in person or by recognized courier service to each of Petitioner's directors and auditors, the whole before the close of business on August 14, 2002;

[12] **DECLARE** that such mailing constitutes good and sufficient notice of the Meeting on all Petitioner's shareholders, directors and auditors;

[13] **ORDER** that any accidental omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the Interim Order shall not invalidate any resolution passed at the Meeting or the proceedings herein;

[14] **ORDER** that a copy of each of the French and English versions of the Management Proxy Circular mailed to Petitioner's shareholders pursuant to the Interim Order shall be filed in the Court record following mailing thereof;

As to service of the Application

[15] **ORDER** that Petitioner shall serve the Application on its shareholders by the inclusion in the Meeting and Application Material, as Schedule C of the Management Proxy Circular, of a copy of the Application, without exhibits, and a Notice of Presentation of the Final Order, and, as Schedule D of the Management Proxy Circular, of a copy of the Interim Order (collectively the "Court Material"), and by mailing or delivering a French or English version, according to the election made by each shareholder, of the Court Material in the same manner and within the same delay as the Meeting and Application Material, whether the intended recipient resides within Quebec or within another jurisdiction;

[16] **DECLARE** that such mailing or delivery constitutes good and sufficient service of the present Application and good and sufficient notice of the date of presentation of Petitioner's application for a final order as set out below (the "Application for Final Order") on all Petitioner's shareholders;

[17] **ORDER** that any accidental omission to serve the Application on, or the non-receipt of such service by, one or more shareholders shall not invalidate any resolution passed at the Meeting or the proceedings herein;

As to deemed receipt of Meeting and Application Material and deemed service of the Court Material

[18] **DECLARE** that the Meeting and Application Material shall be deemed, for the purposes of the present proceedings, to have been received by, and the Court Material to have been served on, Petitioner's shareholders:

(a) in the case of mailing, three days after delivery thereof to the post office;

(b) in the case of delivery in person, upon receipt thereof at the intended recipient's address; and

(c) in the case of delivery by courier, one Business Day after receipt by the courier;

As to persons entitled to attend and to vote at the Meeting

[19] **ORDER** that the only persons entitled to attend the Meeting shall be:

(a) the registered shareholders of Petitioner as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions herein and subject to the provisions of the Act and applicable securities legislation, regulation and policy statements, and non-registered shareholders pursuant to and in accordance with NI 54-101;

(b) duly appointed proxy holders;

(c) the officers, directors, auditors and advisors of Petitioner; and

(d) other persons with the permission of the Chair of the Meeting;

[20] **ORDER** that the only persons entitled to be represented and to vote at the Meeting, either in person or by proxy, shall be the registered shareholders of Petitioner as they may appear on the records of Petitioner as at the close of business on the Record Date, subject to the provisions herein and subject to the provisions of the Act and applicable securities legislation, regulation and policy statements;

As to the Meeting and to the vote on Shareholders' Special Resolution

[21] **ORDER** that the Meeting be conducted at the time and location specified in the Notice of Meeting, Exhibit R-2;

[22] **DECLARE** that the vote required to pass the Shareholder' Special Resolution, with or without variation, shall be a vote of at least three-fourths of the votes of the holders of Petitioner's Common Shares present in person or represented by proxy at the Meeting;

As to appearances and contestation of the Final Order

[23] **ORDER** that any shareholder of Petitioner wishing to appear on the Application for Final Order shall:

(a) file into the Court record, and serve on Petitioner's Counsel of record, an appearance on or before September 6, 2002; and,

(b) if such appearance is with the view to contesting the Application for Final Order, serve on Petitioner's Counsel of record and file in the Court record, on or before September 12, 2002, a written contestation supported as to the facts by affidavit(s), and exhibit(s) if any, without which such contestation the appearing person shall not be permitted to contest the Application for Final Order;

As to presentation of the Final Order

[24] **ORDER** that, upon the approval by Petitioner's Shareholders of the Shareholders' Special Resolution in the manner set forth in the Interim Order, Petitioner may apply to this Honourable Court for a final order as set out below;

[25] **ORDER** that the Application for Final Order be presented on September 17, 2002 before the Quebec Superior Court of the District of Montreal, sitting in Commercial Division at the Montreal Courthouse, located at 1 Notre-Dame Street East in Montreal, Quebec, in Room 16.10 at 9:00 a.m. or so soon thereafter as Counsel may be heard;

[26] **ORDER** the Master of the Rolls of the Superior Court, Commercial Division, to include the Application for Final Order on the Roll of the Commercial Division of the Superior Court in Room 16.10 of the Montreal Courthouse for September 17, 2002;

As to variance

[27] **ORDER** that Petitioner shall be entitled, at any time, to seek leave to vary the Interim Order;

B. ON THE APPLICATION FOR FINAL ORDER

[28] **GRANT** the present Application for Final Order;

[29] **DECLARE** that the service of the present Application is valid and sufficient as having been made in accordance with the Interim Order of this Honourable Court and amounts to good and sufficient service on all Petitioner's shareholders;

[30] **SANCTION** the approval by Petitioner's shareholders of a special resolution confirming By-Law No. 2002-A of Petitioner, resulting in the amendment of Petitioner's Articles of Incorporation (the "Compromise");

[31] **ORDER** that a notice of approval and sanction of the Compromise in the form set out in the document filed in support hereof as **Exhibit R-8** shall be published in English in The Globe & Mail, and in French in La Presse on one occasion between September 18, 2002 and September 20, 2002;

[32] **THE WHOLE** without costs.

MONTREAL, July 31, 2002

(signed) *Heenan Blaikie LLP*
HEENAN BLAIKIE LLP
Attorneys for Petitioner
TRANSFORCE INC.

AFFIDAVIT

I, the undersigned, **Alain Bédard**, executive, residing and domiciled at 678 Marie-Leber, in the City of Montreal (Verdun), District of Montreal, Province of Quebec, do solemnly affirm:

1. THAT I am the Chairman of the Board, President and Chief Executive Officer of Petitioner in the present case; and

2. THAT all of the facts alleged in the present *Application for Interim and Final Orders Respecting a Compromise Between Petitioner and its Shareholders* are true.

AND I HAVE SIGNED:

(signed) Alain Bédard
ALAIN BÉDARD

SOLEMNLY AFFIRMED TO before me
at Montreal, this 31st day of July, 2002

(signed) Josiane-Mélanie Langlois
Josiane-Mélanie Langlois
Notary

CANADA

PROVINCE OF QUEBEC
DISTRICT OF MONTREAL

Nº: 500-

SUPERIOR COURT
(Commercial Division)

TRANSFORCE INC.

Petitioner

and

SHAREHOLDERS OF TRANSFORCE INC.

Mis-en-cause

LIST OF EXHIBITS

EXHIBIT R-1	Letter to Petitioner's shareholders from the Chairman of the Board, President and Chief Executive Officer of Petitioner;
EXHIBIT R-2	Notice of Special General Meeting of Shareholders;
EXHIBIT R-3	Management Proxy Circular;
EXHIBIT R-4	Form of Proxy;
EXHIBIT R-5	Letters of Transmittal and Election Forms;
EXHIBIT R-6	Chart of the structure of Petitioner's business before the proposed Transaction;
EXHIBIT R-7	Notice of Presentation of the Final Order;
EXHIBIT R-8	Notice of approval and sanction of the Compromise to be published in English in *The Globe & Mail*, and in French in *La Presse*;

MONTREAL, July 31, 2002

(signed) Heenan Blaikie LLP
HEENAN BLAIKIE LLP
Attorneys for Petitioner

NOTICE OF PRESENTATION OF THE FINAL ORDER

TAKE NOTICE that TransForce Inc. ("Petitioner") has filed an *Application for Interim and Final Order Respecting a Compromise Between Petitioner and its Shareholders* (the "Application") before the Quebec Superior Court of the judicial district of Montreal.

The Application will be presented, for adjudication on the final order contained therein (the "Final Order"), to the Superior Court of the judicial district of Montreal **in Room 16.10 of the Palais de Justice, located at 1 Notre-Dame Street East, in Montreal, Quebec on September 17, 2002 at 9:00 a.m.** or as soon thereafter as Counsel may be heard.

Pursuant to the interim order issued by the Superior Court of Quebec on August 1, 2002, if you wish to make representations before the Court, you will be required to appear by filling an Appearance form at the office of the Clerk of the Superior Court of the district of Montreal on or before September 13, 2002, and to serve a copy of the said Appearance form within the same time limit on Petitioner's Counsel, at the following address:

HEENAN BLAIKIE LLP
c/o Me Bernard Amyot
1250 René-Lévesque Blvd. West, 25th floor
Montreal, Quebec H3B 4Y1

TAKE FURTHER NOTICE that, if you do not file an appearance within the above-mentioned time limit, you will not be entitled to contest the Final Order or to make representations before the Court, and Petitioner will be granted a judgment without further notice or extension.

If you wish to make representations or contest the issuance by the Court of the Final Order, it is important that you take action within the time limits indicated, either by retaining the services of an attorney who will represent you and act in your name, or by doing so yourself in accordance with the formalities of the law.

PLEASE ACT ACCORDINGLY.

MONTREAL, QUEBEC, August 1, 2002

(signed) Heenan Blaikie LLP
HEENAN BLAIKIE LLP
Attorneys for Petitioner,
TRANSFORCE INC.

SCHEDULE E

INITIAL FAIRNESS OPINION

July 31, 2002

The Board of Directors
TransForce Inc.
6600 chemin St. François
Montreal, Quebec
H4S 1B7

Gentlemen:

TRANSFORCE COMPROMISE AND RELATED TRANSACTIONS

Sprott Securities Inc. ("Sprott") understands that TransForce Inc. (together with its subsidiaries, affiliates and associates, unless the content otherwise requires, "TransForce") has proposed a reorganization whereby TransForce will be converted from a corporate entity into TransForce Income Fund ("the Fund") under a compromise (the "Transaction") pursuant to the *Companies Act* (Quebec). The terms of, and conditions necessary to complete, the Transaction are to be set forth in the TransForce Management Information Circular dated August 8, 2002 (collectively, together with the related documents included therein, the "Circular") to be mailed to all shareholders of TransForce (the "Shareholders").

We understand that the Transaction will be completed through a series of transactions or steps, detailed in the Circular. Under the Transaction, Shareholders will indirectly exchange their common shares (the "Common Shares") of TransForce for trust units ("Trust Units") of the Fund on a one-for-one basis. As a component of the Transaction, Shareholders also have the opportunity to elect to indirectly exchange their Common Shares for a combination of Trust Units and Units (the "Tracking Share Units") consisting of an equal number of shares (the "Tracking Shares") and Common Shares of a company ("New TransForce") which will be an indirect subsidiary of the Fund, or for Tracking Shares Units only. Holders of Common Shares who elect to receive Tracking Share Units will be entitled, through a special voting unit, to one vote at meetings of Unitholders for each Tracking Share Unit held. In addition, those who own their Common Shares through an eligible holding company may elect to indirectly exchange the shares of such Holding Company and receive a combination of Trust Units and Tracking Share Units, or Tracking Share Units only.

Upon completion of the Transaction, the Fund will indirectly own all of the issued and outstanding units of TFI Limited Partnership, other than those owned by the general partner of TFI Limited Partnership. TFI Limited Partnership will be a holding entity which directly owns the five limited partnerships and indirectly owns the four corporations that will continue to carry on the transportation business currently conducted by TransForce.

Concurrently with the completion of the Transaction, the Fund expects to raise gross proceeds of approximately $100 million pursuant to an initial public offering (the "IPO") of Trust Units. The price per Trust Unit to be issued pursuant to the IPO will be determined in the context of the market through negotiations among the Fund, TransForce and the underwriters and will not be finalized until shortly before the filing of a final prospectus in respect of the IPO. The net proceeds of the IPO will be used to reduce: (i) bank indebtedness incurred in connection with the acquisition of Canpar Transport Ltd., and other recent acquisitions, and (ii) existing long-term debt. The Transaction is conditional upon completion of the public offering.

The completion and implementation of the Transaction will be subject to a number of conditions including the required approvals of the Transaction by the Shareholders, approval of the Superior Court of Quebec, completion of the IPO, closing of a new credit facility (the "New Credit Facility") and completion and execution of all documents and agreements required to implement the Transaction. Sprott has assumed that all of the conditions required to implement the Transaction will be satisfied, and that the Transaction will be completed in a timely manner as described in the Circular, substantially in the form and on the terms approved by the Board of Directors of TransForce (the "Board") and as evidenced by the agreements, draft agreements and documents reviewed by Sprott, without any material variations.

The Board has retained Sprott to provide advice and assistance to TransForce in evaluating the Transaction including the preparation and delivery to the Board of its opinion as to the fairness of the Transaction, from a financial point of view, to

Shareholders (the "Opinion"). Sprott has not been asked to prepare, and has not prepared a formal valuation of TransForce, or any of its respective securities or assets, and the Opinion should not be construed as such.

Engagement

Sprott was formally engaged by TransForce pursuant to an agreement (the "Engagement Agreement") dated April 26, 2002, to provide the Board of Directors with independent financial advice with respect to the terms of the Transaction. The terms of the Engagement Agreement provide that Sprott is to be paid fees for these professional services including a success fee based upon the market capitalization of the Fund following completion of the Transaction. In addition, Sprott is to be reimbursed for reasonable out-of-pocket expenses and is to be indemnified by TransForce under certain circumstances.

Subject to the terms of the Engagement Agreement, Sprott consents to the inclusion of the Opinion in its entirety, together with a summary thereof, in a form acceptable to Sprott, in the Circular in connection with the Transaction and to the filing thereof with the Toronto Stock Exchange, securities commissions or similar regulatory authorities in each province of Canada where such filing is required.

Credentials of Sprott Securities Inc.

Sprott is one of Canada's largest investment boutiques offering a broad range of corporate finance advisory services, institutional equity sales and trading and investment research. Sprott has participated in a significant number of transactions involving private and public companies and has extensive experience preparing valuations for corporate issuers and institutional investors.

The Opinion expressed herein is the opinion of Sprott as a firm. The form and content of the Opinion has been approved for release by a committee of directors and other professionals of Sprott, each of whom is experienced in merger, acquisition, divestiture, fairness opinion and valuation matters.

Independence of Sprott Securities Inc.

Sprott is not an insider, associate or affiliate (as those terms are defined in the *Securities Act* [Ontario]), or a related entity of TransForce, or any of its associates or affiliates. Sprott has not provided any financial advisory services or participated in any equity financing involving TransForce or its associates or affiliates within the past two years, other than the services provided under the Engagement Agreement.

Sprott may also, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for TransForce or any of its associates or affiliates. Sprott does not believe that any of these relationships affects Sprott's independence with respect to the Opinion.

Sprott acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had positions in the securities of TransForce and, from time to time, may have executed transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Sprott conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to TransForce or the Fund or for any of their respective associates or affiliates, other interested parties or with respect to the Transaction.

Scope of Review

In connection with the Opinion, Sprott has reviewed and/or relied upon, among other things, the following:

(a) a copy of the Circular;

(b) a draft copy of the reorganization agreement among, *inter alia*, TransForce, the Fund and TFI Holdings;

(c) the Declaration of Trust dated as of July 30, 2002 between among the Trustee and the settlor of the Fund;

(d) a copy of the underwritten commitment for the New Credit Facility dated July 30, 2002;

(e) the TransForce Annual Information Form dated January 31, 2002 (revised);

(f) the audited annual financial statements of TransForce for each of the three fiscal years ended April 27, 2002;

(g) the pro forma financial statements of the Fund for the 12 month period ended April 27, 2002 (the "Pro Forma Statements");

(h) other public information relating to the business, operations, financial performance and stock trading history of TransForce and other selected public companies that we considered relevant;

(i) public information relating to the business operations, financial performance, unit trading history and management contracts of publicly traded income trusts similarly constituted or comparable to the Fund;

(j) other non-public information regarding TransForce and its business operations and prospects prepared by management of TransForce;

(k) information respecting management compensation and incentives;

(l) information with respect to other transactions of a comparable nature considered by us to be relevant;

(m) discussions with the legal and tax counsel to TransForce;

(n) discussions with representatives of National Bank Financial Inc. and Scotia Capital Inc. as lead underwriters of the IPO;

(o) discussions with senior management of TransForce with respect to the information referred to above, amongst other things;

(p) such other information, market and industry information investigations and analyses as Sprott considered relevant and appropriate in the circumstances;

(q) Sprott was granted access to senior management and was not, to its knowledge, denied any requested information, and

(r) Audited 2000-2001 Fiscal Year Ended December 31, 2001 and Unaudited First Quarter financial statements for Canpar Transport Limited.

Assumptions and Limitations

With the Board's approval and as provided for in the Engagement Agreement, Sprott has relied, without independent verification, upon all financial and other information that was obtained by us from public sources or that was provided to us by TransForce and its affiliates, associates, advisors or otherwise (collectively, the "Information"). We have assumed that this Information was complete and accurate and did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Opinion is conditional upon the completeness, accuracy and fair presentation of such information. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment, we have not conducted any independent investigation to verify the completeness or accuracy of such information. With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of TransForce and its affiliates and associates as to the matters covered thereby.

Senior management of TransForce has represented to Sprott, in a certificate delivered as of the date hereof, amongst other things, that (i) the information, (as defined above) provided orally by, or in the presence of, officers of TransForce or in writing by TransForce to Sprott relating to TransForce or to the Transaction, for the purpose of preparing the Opinion was, at the date the Information was provided to Sprott, and is, complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of material fact in respect of Sprott or the Transaction, and did not, and does not, omit to state a material fact in respect of TransForce or the Transaction necessary to make the Information not misleading in the light of circumstances under which the Information was made or provided and that (ii) since the dates on which the Information was provided to Sprott, or as publicly disclosed by TransForce, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of TransForce and no material change has occurred in the information or any part thereof that would have, or that would reasonably be expected to have, a material effect on the Opinion.

In preparing the Opinion, Sprott assumed that all conditions precedent to the completion of the Transaction can be satisfied in due course, and that all consents, permissions, exemptions, orders of relevant regulatory authorities or courts will be obtained, without adverse condition or qualification.

We have, with respect to all legal and tax matters relating to the Transaction and the implementation thereof, relied upon advice of legal and tax counsel of TransForce, including as set forth in the Circular and the Prospectus, and do not express any opinion thereon. We have assumed that all amounts which will be available for distribution to holders of Units or Tracking Share Units (calculated in the manner set forth in the Financial Forecast and the Pro Forma Statements) will be distributed to holders of Trust Units or Tracking Share Units, as the case may be. We have also assumed that no material amount of Trust Units will be redeemed by the Fund in the foreseeable future and that the Fund will qualify as a "unit trust" as defined by the *Income Tax Act* (Canada) (the "Tax Act") and will continue to qualify thereafter as a unit trust as defined in the Tax Act, and that the Trust Units will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans and will not be foreign property for such plans (other than registered education savings plans), registered pension plans or other persons subject to tax under Part XI of the Tax Act.

The Opinion is rendered on the basis of securities markets, economic, general business and financial conditions prevailing as of the date of this Opinion and the conditions and prospects, financial and otherwise, of TransForce, as they were reflected in the Information reviewed by us. In its analysis and in preparing the Opinion, Sprott has made numerous assumptions with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Sprott or any party involved in the Transaction.

For the purposes of the Opinion, we have assumed that the IPO will be priced and completed in a manner consistent with the trading prices for existing public income funds which are comparable to the Fund, subject to adjustments to account for the nature of the IPO and for differences in the attributes of the Fund. We also assumed that the proceeds raised under the IPO together with the New Credit Facility will be sufficient to complete the refinancing of TransForce's existing indebtedness. The closing of the IPO will be subject to the discretion of the Board and the Trustee of the Fund. The Board has requested that Sprott provide a supplemental opinion at the time that the IPO is priced that the Transaction continues to be fair, from a financial point of view, to the shareholders of TransForce. The exercise of the Board's discretion to proceed with the Transaction will be contingent upon receipt of such an opinion.

The Opinion has been provided for the use of the Board and for inclusion in the Circular together with a summary thereof in a form acceptable to Sprott, and may not be used by any other person or relied upon by any person without the express written consent of Sprott. The Opinion is given as of the date hereof and Sprott disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to Sprott's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Opinion after the date hereof, Sprott reserves the right to change, modify or withdraw the Opinion.

Sprott believes that its analyses must be considered as a whole and that selecting portions of its analyses and specific factors, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

The Opinion should not be construed as a recommendation to vote in favour of the Transaction. We have not been asked to express herein, and are not expressing herein, any opinion as to the price at which the Trust Units will trade after the completion of the Transaction.

Opinion

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Transaction is fair, from a financial point of view, to the Shareholders.

Yours truly,

(signed) SPROTT SECURITIES INC.

SCHEDULE F

INDEX TO FINANCIAL STATEMENTS

AUDITORS' REPORT

To the Trustee of
TransForce Income Fund

We have audited the balance sheet of **TransForce Income Fund** as at July 30, 2002. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Fund as at July 30, 2002 in accordance with Canadian generally accepted accounting principles.

Montreal, Canada
July 30, 2002

(signed) Ernst & Young LLP
Chartered Accountants

TRANSFORCE INCOME FUND

BALANCE SHEET

As at July 30, 2002

	$
Assets	
Cash	10
Unitholders' equity	
Unitholders' capital accounts	10

Subsequent event *[note 2]*

On behalf of TransForce Income Fund, by TransForce Administration Inc., as Administrator

(signed) Alain Bédard
President and Chief Executive Officer

(signed) Pierre Richard
Chief Financial Officer

TRANSFORCE INCOME FUND

NOTES TO BALANCE SHEET

As at July 30, 2002

1. THE FUND

TransForce Income Fund (the "Fund") is an unincorporated, open-ended limited purpose trust established under the laws of the Province of Quebec by Declaration of Trust made as of July 30, 2002. The Fund issued an initial trust unit on July 30, 2002 for cash proceeds of $10.

2. SUBSEQUENT EVENT

The Fund proposed a series of transactions whereby the Fund will effectively acquire TransForce Inc. and issue additional trust units through a public offering. The series of transactions are subject to TransForce Inc.'s shareholder approval.

COMPILATION REPORT

To the Trustees of
TransForce Income Fund and the
Directors of TransForce Inc.

We have reviewed, as to compilation only, the accompanying pro forma consolidated balance sheet of **TransForce Income Fund** (the "Fund") as at July 20, 2002 and the pro forma consolidated statements of earnings of the Fund for the 52-weeks ended July 20, 2002, for the 12-weeks ended July 20, 2002 and for the year ended April 27, 2002. These pro forma consolidated financial statements have been prepared solely for inclusion in the management proxy circular. In our opinion, the pro forma consolidated balance sheet and the pro forma consolidated statements of earnings have been properly compiled to give effect to the proposed transaction and the assumptions described in the notes thereto.

Montreal, Canada
August 8, 2002

(signed) Ernst & Young LLP
Chartered Accountants

TRANSFORCE INCOME FUND

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited – See Compilation Report)
(In thousands of dollars)

	July 20, 2002 TransForce Income Fund Historical $	July 20, 2002 TransForce Inc. Historical $	June 30, 2002 Canpar Historical $	Consolidation Adjustments Pro Forma $	July 20, 2002 TransForce Inc. Pro Forma $	Transaction/ IPO Adjustments Pro Forma $	July 20, 2002 TransForce Income Fund Consolidated Pro Forma $
ASSETS							
Current assets							
Cash	—	—	2,869	(2,869)[2b]	—	—	—
Accounts receivable	—	87,364	14,900	—	102,264	—	102,264
Incomes taxes receivable	—	—	971	—	971	—	971
Inventories	—	1,259	321	—	1,580	—	1,580
Prepaid expenses	—	6,969	797	—	7,766	—	7,766
Current portion of future income tax assets	—	2,397	90	—	2,487	(2,487)[3b]	—
	—	97,989	19,948	(2,869)	115,068	(2,487)	112,581
Fixed assets	—	161,139	33,325	—	194,464	—	194,464
Goodwill	—	74,996	—	20,000[2b]	94,996	—	94,996
Other assets	—	1,427	460	—	1,887	—	1,887
Cash held as collateral	—	—	1,226	—	1,226	—	1,226
Future income tax assets	—	474	—	—	474	(474)[3b]	—
	—	336,025	54,959	17,131	408,115	(2,961)	405,154
LIABILITIES AND EQUITY							
Current liabilities							
Bank advances	—	27,090	—	(2,770)[2b]	24,320	(3,022)[2a]	21,298
Accounts payable and accrued liabilities	—	66,045	18,182	—	84,227	—	84,227
Income taxes payable	—	3,551	—	—	3,551	—	3,551
Current portion of long-term debt	—	28,458	2,156	—	30,614	(20,000)[2c]	10,614
	—	125,144	20,338	(2,770)	142,712	(23,022)	119,690
Long-term debt	—	76,951	9,621	40,000[2b]	126,572	(70,000)[2c]	56,572
Holdback payable	—	—	1,226	—	1,226	—	1,226
Future income tax liabilities	—	12,972	3,675	—	16,647	(15,346)[3b]	1,301
Convertible debentures	—	500	—	—	500	—	500
Equity							
Share capital	—	72,125	222	(222)	72,125	(72,125)[2a]	—
	—	—	—	—	—	3,022 [2a]	—
	—	—	—	—	—	12,385 [3b]	—
	—	—	—	—	—	90,000 [2c]	—
Unitholders, capital accounts	—	—	—	—	—	72,125 [2a]	177,532
Contributed surplus	—	—	6,511	(6,511)	—	—	—
Retained earnings	—	48,333	13,366	(13,366)	48,333	—	48,333
	—	120,458	20,099	(20,099)	120,458	105,407	225,865
	—	336,025	54,959	17,131	408,115	(2,961)	405,154

See accompanying notes

TRANSFORCE INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(Unaudited — See Compilation Report)
(In thousands of dollars)
For the 52-weeks ended

	July 20, 2002 TransForce Income Fund Historical $	July 20, 2002 TransForce Inc. Historical $	June 30, 2002 Canpar Historical $	Consolidation Adjustments Pro Forma $	July 20, 2002 TransForce Inc. Pro Forma $	Transaction/ IPO Adjustments Pro Forma $	July 20, 2002 TransForce Income Fund Consolidated Pro Forma $
Revenues	—	462,088	142,495	—	604,583	—	604,583
Expenses							
Operating expenses		308,031	90,012	—	398,043	—	398,043
Fixed costs, general and administrative expenses	—	85,889	31,840	—	117,729	—	117,729
Operating income from continuing operations before the following:	—	68,168	20,643	—	88,811	—	88,811
Depreciation of fixed assets	—	24,270	4,975	—	29,245	—	29,245
Interest	—	10,399	392	—	10,791	6,513[3a]	4,278
Gain on disposal of fixed assets	—	(230)	44	—	(186)	—	(186)
Income from continuing operations before income taxes and amortization of goodwill	—	33,729	15,232	—	48,961	6,513	55,474
Income taxes							
Current	—	14,444	6,247	—	20,691	(20,141)[3b]	550
Future	—	(2,000)	42	—	(1,958)	1,958[3b]	—
	—	12,444	6,289	—	18,733	(18,183)	550
Net income from continuing operations	—	21,285	8,943	—	30,228	24,696	54,924
Net loss from discontinued operations, net of taxes	—	(31)	—	—	(31)	—	(31)
Net income	—	21,254	8,943	—	30,197	24,696	54,893

See accompanying notes

TRANSFORCE INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(Unaudited — See Compilation Report)
(In thousands of dollars)
For the 12-weeks ended

	July 20, 2002 TransForce Income Fund Historical $	July 20, 2002 TransForce Inc. Historical $	June 30, 2002 Canpar Historical $	Consolidation Adjustments Pro Forma $	July 20, 2002 TransForce Inc. Pro Forma $	Transaction/ IPO Adjustments Pro Forma $	July 20, 2002 TransForce Income Fund Consolidated Pro Forma $
Revenues	—	125,223	35,956	—	161,179	—	161,179
Expenses							
Operating expenses	—	84,867	22,059	—	106,926	—	106,926
Fixed costs, general and administrative expenses	—	21,813	8,941	—	30,754	—	30,754
Operating income from continuing operations before the following:	—	18,543	4,956	—	23,499	—	23,499
Depreciation of fixed assets	—	5,843	1,355	—	7,198	—	7,198
Interest	—	1,502	124	—	1,626	(459)(3a)	1,167
Gain on disposal of fixed assets	—	(85)	9	—	(76)	—	(76)
Income from continuing operations before income taxes and amortization of goodwill	—	11,283	3,468	—	14,751	459	15,210
Income taxes							
Current	—	3,849	1,117	—	4,966	(4,829)(3b)	137
Future	—	(398)	232	—	(166)	(166)(3b)	—
	—	3,451	1,349	—	4,800	(4,663)	137
Net income from continuing operations	—	7,832	2,119	—	9,951	(5,122)	15,073
Net loss from discontinued operations, net of taxes	—	—	—	—	—	—	—
Net income	—	7,832	2,119	—	9,951	(5,122)	15,073

See accompanying notes

TRANSFORCE INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

(Unaudited — See Compilation Report)
(In thousands of dollars)
For the year ended

	April 27, 2002 TransForce Income Fund Historical $	April 27, 2002 TransForce Inc. Historical $	March 31, 2002 Canpar Historical $	Consolidation Adjustments Pro Forma $	April 27, 2002 TransForce Inc. Pro Forma $	Transaction/ IPO Adjustments Pro Forma $	April 27, 2002 TransForce Income Fund Consolidated Pro Forma $
Revenues	—	445,478	141,312	—	586,790	—	586,790
Expenses							
Operating expenses		294,609	89,253	—	383,862	—	383,862
Fixed costs, general and administrative expenses	—	83,971	31,449	—	115,420	—	115,420
Operating income from continuing operations before the following:	—	66,898	20,610	—	87,508	—	87,508
Depreciation of fixed assets	—	23,994	4,743	—	28,737	—	28,737
Interest	—	11,969	2,339	—	14,308	(10,031)[3a]	4,277
(Gain) loss on disposal of fixed assets	—	(179)	49	—	(130)	—	(130)
Income from continuing operations before income taxes and amortization of goodwill	—	31,114	13,479	—	44,593	(10,031)	54,624
Income taxes							
Current	—	14,260	5,634	—	19,894	(19,344)[3b]	550
Future	—	(1,583)	(14)	—	(1,597)	1,597[3b]	—
	—	12,677	5,620	—	18,297	(17,747)	550
Net income from continuing operations	—	18,437	7,859	—	26,296	27,778	54,074
Net loss from discontinued operations, net of taxes	—	(949)	—	—	(949)	—	(949)
Net income	—	17,488	7,859	—	25,347	27,778	53,125

See accompanying notes

130

TRANSFORCE INCOME FUND

NOTES TO PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited — See Compilation Report)
(In thousands of dollars)

1. BASIS OF PRESENTATION

TransForce Income Fund (the ''Fund") is an unincorporated, open-ended limited purpose trust established under the laws of the Province of Quebec pursuant to a Declaration of Trust dated as of July 30, 2002. Each unitholder participates pro rata in any distributions from the Fund. Income tax obligations related to distributions of the Fund are obligations of the Unitholders. The unaudited pro forma consolidated financial statements of the Fund have been prepared to give effect to the following proposed transactions:

- Acquisition of TransForce Inc. (''TransForce'');
- Acquisition of Canpar Transport Ltd. (''Canpar''), completed on July 31, 2002;
- Completion of a proposed initial public offering of units by the Fund and use of proceeds therefrom; and
- Repayment and refinancing of certain debts outstanding in TransForce subsidiaries.

The accompanying unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of earnings of the Fund have been prepared by TransForce on behalf of the Fund in accordance with Canadian generally accepted accounting principles. They give effect to the acquisition by the Fund of TransForce and the acquisition by TransForce of Canpar. The unaudited pro forma consolidated balance sheet has been prepared from information derived from the audited balance sheet of the Fund as at July 30, 2002, the unaudited consolidated balance sheet of TransForce as at July 20, 2002, the unaudited consolidated balance sheet of Canpar as at June 30, 2002 and the adjustments and assumptions outlined below. The pro forma consolidated statements of earnings have been prepared from information derived from the unaudited consolidated statement of earnings of TransForce for the 12-weeks ended July 20, 2002, the audited consolidated statement of earnings of TransForce for the year ended April 27, 2002, and the unaudited consolidated statement of earnings of Canpar for the six months ended June 30, 2002, for the three months ended March 31, 2002 and the audited consolidated statement of earnings of Canpar for the year ended December 31, 2001 and the adjustments and assumptions outlined below.

The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the proposed transactions had been completed on the dates indicated or of the financial position or operating results which may be obtained in the future. The unaudited pro forma consolidated financial statements should be read in conjunction with the audited balance sheet of the Fund as at July 30, 2002, the unaudited consolidated financial statements of TransForce for the 12-weeks ended July 20, 2002 and July 21, 2001, the audited consolidated financial statements of TransForce for the years ended April 27, 2002 and April 28, 2001 and the unaudited consolidated financial statements of Canpar for the six months ended June 30, 2002 and June 30, 2001, for the three months ended March 31, 2002 and 2001 and the audited consolidated statement of earnings of Canpar for the year ended December 31, 2001. The financial statements of TransForce for the 52-weeks ended July 20, 2002 and of Canpar for the twelve months ended June 30, 2002, for the three months ended June 30, 2002 and for the twelve months ended March 31, 2002 used to prepare the pro forma financial statements were prepared for this purpose and do not conform with the financial statements included elsewhere in this management proxy circular. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation.

2. PRO FORMA CONSOLIDATED BALANCE SHEET

The pro forma consolidated balance sheet of the Fund is based on the balance sheet of the Fund as at July 30, 2002 adjusted for the effect of the following transactions as if they occurred on July 20, 2002:

(a) The acquisition of TransForce. Following the reorganization of TransForce from a corporate entity into an income trust fund (the "Transaction"), all shareholders will indirectly exchange their common shares (the "Common Shares") of TransForce for trust units ("Trust Units") of the Fund on a one-for-one basis. As a result, all of the voting shares of TransForce will be indirectly owned by the Fund.

131

As a component of the Transaction, shareholders also have the opportunity to elect to indirectly exchange their Common Shares for: (a) units (the "Tracking Share Units") consisting of an equal number of tracking shares and common shares of a company ("TFI Holdings") which will be an indirect subsidiary of the Fund; or (b) a combination of Trust Units and Tracking Share Units. Holders of Tracking Share Units will be entitled to receive dividends paid by TFI Holdings, which dividends, to the greatest extent possible, will be equal to distributions paid by the Fund to the holders of its units, net of the TFI Holdings income tax payable on the income earned to make the distribution. The Tracking Share Units have substantially the same rights as the Trust Units in terms of distributions, voting and in the event of liquidation. Accordingly, they are effectively Trust Unit equivalents and Tracking Share Units issued are included in unitholders' capital on the balance sheet.

Concurrently with the completion of the Transaction, the Fund is proposing to issue additional Trust Units through a public offering by way of a prospectus (the "Public Offering") pursuant to which the Fund expects to raise gross proceeds of approximately $100,000. The net proceeds of $90,000 after deducting the underwriters' fees and estimated expenses related to the offering of $8,000 and advisor's fees and estimated expenses of $2,000 related to the conversion of TransForce into an income trust will be used to reduce: (i) bank indebtedness incurred in connection with the acquisition of Canpar Transport Ltd. and other recent acquisitions; and (ii) existing long-term debt. The Transaction is conditional upon completion of the Public Offering.

The acquisition of TransForce by the Fund will be recorded using the carrying amounts of TransForce's assets and liabilities on the closing date of the acquisition, as the Fund is considered to be a continuation of TransForce applying the continuity of interest method of accounting. For the purposes of these pro forma financial statements, the carrying amounts of the assets and liabilities of TransForce as at July 20, 2002 have been used and results in the elimination of TransForce's shareholders' equity, including share capital and retained earnings. Accordingly, the actual amounts for each of the assets and liabilities acquired will vary from the pro forma amounts and the variation may be material.

Prior to the acquisition, approximately 1,545,000 stock options to purchase commons shares of TransForce will have been exercised for estimated cash consideration of $3,022.

(b) The acquisition by TransForce of Canpar has been accounted for by the purchase method. The preliminary allocation of the purchase price of $40,099, including estimated acquisition costs, is summarized as follows:

	Total $
Cash	2,869
Accounts receivable	14,900
Income taxes recoverable	971
Inventories	321
Prepaid expenses	797
Fixed assets	33,325
Goodwill	20,000
Other assets	460
Cash held as collateral	1,226
Accounts payable and accrued liabilities	(18,182)
Current portion of long-term debt	(2,156)
Long-term debt	(9,621)
Holdback payable	(1,226)
Future income tax liabilities	(3,585)
	40,099
Consideration – cash	40,099

The preliminary allocation of purchase price includes an allocation of $20,000, to goodwill.

The final determination and allocation of the purchase price will be based on the shareholders' equity of Canpar at the effective date of the acquisition. Management has established the preliminary purchase price allocation taking into account all relevant information at the time of preparing these pro forma consolidated financial statements. Accordingly, the final amounts for each of the assets and liabilities acquired will vary from the pro forma amounts.

(c) Repayment of long-term debt facilities including TransForce's term bank loans and the interim bank financing related to the acquisition of Canpar. The repayment will be made through the application of $90,000 of net proceeds from the Public Offering.

3. PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

The unaudited pro forma consolidated statements of earnings of the Fund for the 52-weeks ended July 20, 2002, for the 12-weeks ended July 20, 2002 and for the year ended April 27, 2002 are based on the financial statements of the Fund adjusted for the effect of the proposed transactions referred to in note 2 and have been prepared as if the transactions occurred at the beginning of the period, as follows:

(a) Elimination of interest expense of $6,513 for the 52-weeks ended July 20, 2002, of $459 for the 12-weeks ended July 20, 2002 and of $10,031 for the year ended April 27, 2002, related to existing long-term debt facilities which were repaid.

(b) As the Fund intends to distribute to its unitholders all, or virtually all, of its taxable income that would otherwise be taxable to it, the Fund itself will not be subject to income taxes; however, certain entities of the Fund will be subject to capital taxes, income taxes and future income taxes. Adjustment to record the revised capital and income tax provision, and the elimination of a portion of the previously recorded future taxes are based on the proposed Transaction and on the assumption that all shareholders will indirectly exchange their common shares of TransForce for Trust Units. In the event that certain shareholders elected to indirectly exchange their common shares of TransForce for Tracking Share Units, TFI Holdings would be subject to income taxes on the income earned to make distributions by way of dividend to holders of Tracking Share Units. This dividend is intended to be equal, to the greatest extent possible, to distributions paid by the Fund to the holders of Trust Units, net of the TFI Holdings income tax payable on the income earned to make the distribution.

AUDITORS' REPORT

To the Directors of
TransForce Inc.

We have audited the consolidated balance sheets of **TransForce Inc.** as at April 27, 2002 and April 28, 2001 and the consolidated statements of income, retained earnings and cash flows for each of the years in the three-year period ended April 27, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 27, 2002 and at April 28, 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended April 27, 2002 in accordance with Canadian generally accepted accounting principles.

Montreal, Canada
May 30, 2002
[Except for note 17, as of August 8, 2002]

(signed) Ernst & Young LLP
Chartered Accountants

TRANSFORCE INC.

CONSOLIDATED BALANCE SHEETS
(In thousands of dollars)

	July 20, 2002 $	April 27, 2002 $	April 28, 2001 $
ASSETS	[unaudited]		
Current assets			
Cash	—	—	769
Accounts receivable	87,364	77,386	67,797
Inventories	1,259	1,439	1,767
Prepaid expenses	6,969	6,906	5,320
Current portion of future income tax assets *[note 13]*	2,397	3,578	1,994
	97,989	89,309	77,647
Fixed assets *[note 5]*	161,139	154,459	156,032
Goodwill *[notes 2 and 6]*	74,996	74,137	69,622
Other assets	1,427	1,414	2,446
Future income tax assets *[note 13]*	474	796	2,088
	336,025	320,115	307,835
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Bank advances *[note 7]*	27,090	22,403	—
Accounts payable and accrued liabilities	66,045	62,535	63,155
Income taxes payable	3,551	2,621	1,251
Current portion of long-term debt *[note 8]*	28,458	27,032	28,058
	125,144	114,591	92,464
Long-term debt *[note 8]*	76,951	78,705	100,113
Future income tax liabilities *[note 13]*	12,972	14,547	16,565
Convertible debentures *[note 9]*	500	—	38,670
Shareholders' equity			
Share capital *[note 10]*	72,125	71,771	36,447
Retained earnings	48,333	40,501	21,581
Equity component of convertible debentures	—	—	1,995
	120,458	112,272	60,023
	336,025	320,115	307,835

Commitments and contingencies *[note 16]*

See accompanying notes

On behalf of the Board:

(signed) Alain Bédard
Director

(signed) Joey Saputo
Director

TRANSFORCE INC.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(In thousands of dollars, except per share amounts)

	Twelve weeks ended		Year ended		
	July 20, 2002 $	July 21, 2001 $	April 27, 2002 $	April 28, 2001 $	April 29, 2000 $
	[unaudited]			[Restated – note 4]	[Restated – note 4]
Revenues	125,223	108,613	445,478	441,667	276,751
Expenses					
Operating expenses	84,867	71,445	294,609	295,746	191,389
Fixed costs, general and administrative expenses	21,813	19,895	83,971	78,994	43,599
Operating income from continuing operations before the following items:	18,543	17,273	66,898	66,927	41,763
Depreciation of fixed assets	5,843	5,567	23,994	25,872	18,858
Interest *[note 11]*	1,502	3,072	11,969	14,592	7,840
Gain on disposal of fixed assets	(85)	(34)	(179)	(155)	(1,258)
Income from continuing operations before income taxes and amortization of goodwill	11,283	8,668	31,114	26,618	16,323
Income taxes *[note 13]*					
Current	3,849	3,665	14,260	12,574	4,169
Future	(398)	19	(1,583)	(3,400)	164
	3,451	3,684	12,677	9,174	4,333
Income from continuing operations before amortization of goodwill	7,832	4,984	18,437	17,444	11,990
Amortization of goodwill, net *[note 2]*	—	—	—	3,874	1,407
Net income from continuing operations	7,832	4,984	18,437	13,570	10,583
Net loss from discontinued operations *[note 4]*	—	(918)	(949)	(1,194)	(52)
Net income for the period	7,832	4,066	17,488	12,376	10,531
Retained earnings, beginning of period	40,501	21,581	21,581	10,605	74
Permanent impairment in value of goodwill *[notes 2 and 6]*	—	(563)	(563)	—	—
Equity component of convertible debentures	—	—	1,995	—	—
Adjustment to future income taxes *[note 2]*	—	—	—	(1,400)	—
Retained earnings, end of period	48,333	25,084	40,501	21,581	10,605
Basic earnings per share *[notes 2 and 12]*					
Continuing operations	0.16	0.13	0.46	0.36	0.34
Total operations	0.16	0.11	0.44	0.33	0.34
Fully diluted earnings per share *[notes 2 and 12]*					
Continuing operations	0.15	0.12	0.43	0.34	0.28
Total operations	0.15	0.10	0.41	0.32	0.28
Average number of common shares outstanding	50,111,704	37,930,335	39,875,115	37,251,732	31,311,083

See accompanying notes

TRANSFORCE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)

	Twelve weeks ended		Year ended		
	July 20, 2002 $	July 21, 2001 $	April 27, 2002 $	April 28, 2001 $	April 29, 2000 $
	[unaudited]				
CASH FLOWS FROM OPERATING ACTIVITIES					
Net income for the period	7,832	4,066	17,488	12,376	10,531
Non-cash items:					
Loss (gain) on disposal of fixed assets	(85)	261	113	(64)	(1,260)
Depreciation of fixed assets	5,843	5,682	24,272	26,586	18,953
Permanent impairment in value of goodwill related to discontinued operations	—	350	350	—	—
Amortization of goodwill	—	—	—	3,874	1,407
Non-cash interest expense	—	153	1,330	665	—
Future income taxes	(398)	(300)	(1,860)	(4,030)	164
	13,192	10,212	41,693	39,407	29,795
Net change in non-cash working capital balances related to operations	(3,975)	(4,813)	(9,066)	11,163	(1,638)
	9,217	5,399	32,627	50,570	28,157
CASH FLOWS FROM INVESTING ACTIVITIES					
Business acquisitions, including assumed bank advances *[note 3]*	(3,821)	—	(11,381)	(1,600)	(109,095)
Additions to fixed assets	(1,520)	(4,647)	(12,104)	(13,370)	(5,882)
Proceeds from disposal of fixed assets	1,057	1,342	6,391	8,236	9,289
Other assets, net	(13)	100	1,196	338	(97)
	(4,297)	(3,205)	(15,898)	(6,396)	(105,785)
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase (decrease) in bank advances	4,687	5,942	22,403	(13,639)	11,543
Increase in long-term debt	—	—	500	—	75,793
Repayment of long-term debt	(9,961)	(8,905)	(35,275)	(32,285)	(49,764)
Issuance (redemption) of convertible debentures	—	—	(40,000)	—	40,000
Issuance of common shares	354	—	34,874	2,519	56
	(4,920)	(2,963)	(17,498)	(43,405)	77,628
Increase (decrease) in cash during the period	—	(769)	(769)	769	—
Cash, beginning of period	—	769	769	—	—
Cash, end of period	—	—	—	769	—
Additional information					
Interest paid	1,190	2,788	13,609	13,446	6,578
Income taxes paid	2,919	4,856	12,890	12,313	3,118

See accompanying notes

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates. In management's opinion, the financial statements have been properly prepared using careful judgment within reasonable limits of materiality and within the framework of the accounting policies summarized below.

Principles of consolidation

These consolidated financial statements include the accounts of TransForce Inc. and its wholly-owned subsidiaries [the "Company"].

Fixed assets and capital leases

Fixed assets are accounted for at cost and depreciated over their estimated useful lives, considering their residual value, according to the following methods and annual rates:

	Methods	Rates
Buildings	Diminishing balance	5%
Rolling stock	Diminishing balance and straight-line	10% to 30%
Furniture, machinery and hardware/software	Diminishing balance and straight-line	20% to 33 1/3%
Leasehold improvements	Straight-line	term of lease

Capital leases transferring substantially all the risks and benefits of ownership relating to property leased to the Company are capitalized by recording as assets and liabilities the present value of payments provided for under these leases. Leased property capitalized under this policy is amortized over its estimated useful life. A portion of lease payments is accounted for as a reduction of the related liability, with the remainder accounted for as interest.

Goodwill

Goodwill is tested for impairment annually or more often, when an event occurs or circumstances arise that could indicate a reduction in its fair value. Any permanent impairment in the value of goodwill is written off against income in the period it occurs.

Revenue recognition

The Company performs primarily short-to-medium-distance hauls. Revenue is recognized when the freight is delivered.

Pension costs and obligations

The pension obligations of the defined benefit pension plan are actuarially determined using the projected benefit method prorated on years of service and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Pension obligations are discounted based on current market interest rates and plan assets are valued at fair market value. Current service costs are expensed during the year in which they occur. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment. The excess of the net actuarial gain (loss) over the greater of 10% of the opening balance of the accrued benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

Foreign currency translation

Monetary assets and liabilities in foreign currency of Canadian corporations and integrated foreign operations are translated at the exchange rate in effect at the balance sheet date whereas other assets and liabilities are translated at the rate in effect on the transaction date. Income and expense items in foreign currency are translated at the average rate in effect during the year, with the exception of depreciation which is translated at the historical rate. Gains and losses are included in net income for the period.

Derivative financial instruments

The Company uses foreign exchange forward contracts and foreign exchange collars to hedge against currency exchange rate variations related to net cash inflows denominated in U.S. dollars. The gains or losses on contracts designated as hedges are recorded in income when the related hedging transactions are realized.

Income taxes

The Company uses the liability method of tax allocation whereby future income tax assets and liabilities are determined based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which such differences are expected to reverse. A valuation allowance is provided to the extent that it is more likely than not that future income tax assets will not be realized.

Stock option plans

The Company has two stock option plans, which are described in note 10. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on the exercise of stock options is credited to share capital.

Earnings per share

Basic earnings per share and fully diluted earnings per share are determined according to the weighted average number of common shares outstanding during the period. Fully diluted earnings per share is calculated using the treasury stock method and taking into consideration all dilutive elements.

2. CHANGE IN ACCOUNTING POLICIES

Stock-based compensation and other stock-based payments

Effective April 28, 2002, The Corporation prospectively adopted the new accounting recommendations published by the Canadian Institute of chartered Accountants ["CICA"] relating to stock-based compensation and other stock-based payments made in exchange for goods and services. Canadian generally accepted accounting principles allows accounting for certain stock-based compensation using the fair value based method of accounting or treating them as capital transactions with no compensation expense recognized to income.

The Corporation has elected the account for its share option plans for key employees and directors as capital transactions, and to disclose pro forma net income and earnings per share information using the fair value based method for stock option granted as of April 28, 2002. As a result, the adoption of the new recommendations will have no effect on the Company's consolidated income, financial position and cash flows for the first quarter of fiscal 2003 and for the current fiscal year.

Goodwill

The Company has adopted, on a prospective basis, the new recommendations of the CICA regarding the amortization of goodwill. Since April 29, 2001, goodwill is no longer amortized. Accordingly, the Company has evaluated the fair market value of goodwill as of April 29, 2001. The effect of the adoption of these recommendations has been to diminish goodwill by $563,000 and the opening balance of retained earnings by an equivalent amount. If the application of the new recommendations had been in effect during the year ended April 28, 2001, the net income from total operations would have increased by $3,874,000 and by $1,407,000 for the year ended April 29, 2000. Earnings per share and fully-diluted earnings per share from total operations would therefore have been $0.44 and $0.40 respectively for the year ended April 28, 2001 and $0.38 and $0.32 for the year ended April 29, 2000.

Earnings per share

Starting the first quarter of the year ended April 27, 2002, the Company retroactively adopted with restatement the new recommendations of the CICA relating to the calculation of earnings per share. The new recommendations favour the use of the treasury stock method instead of the imputed earnings approach to calculate the fully diluted earnings per share. As a result, the diluted earnings per share from total operations for the year ended April 28, 2001 increased by $0.01 to $0.32 per share and the same figure for the year ended April 29, 2000 remained unchanged.

Income taxes

Effective April 30, 2000, the Company changed its method of accounting for income taxes from the deferral method to the liability method with the adoption of the new recommendations of the CICA. The Company has applied the new recommendations retroactively without restatement. The cumulative effect of adopting the new recommendations as at April 30, 2000 is an increase in fixed assets of $11,228,000, an increase in the future income tax liability of $12,628,000 and a reduction in the opening retained earnings balance of $1,400,000.

Employee future benefits

Effective April 30, 2000, the Company adopted, on a prospective basis, the method of accounting for employee future benefits required by the CICA's recommendations. Previously, pension cost obligations were discounted at the long-term rate of return on net assets. In addition, actuarial gains and losses were amortized over the employee average remaining service life.

The transitional asset of $2,304,000 will be amortized on a straight line basis over the average remaining service period of active employees expected to receive benefits under the benefit plan [10 years]. As a result of this change, pension expense for fiscal 2001 decreased by $230,400, net income increased by $230,400, accrued benefit liabilities as at April 28, 2001 decreased by $230,400 and retained earnings as at April 28, 2001 increased by $230,400.

3. BUSINESS ACQUISITIONS

During the twelve weeks period ended July 20, 2002, the Company acquired all of the shares of DPM Transport Inc. on May 23, 2002, of Transport St-Lambert Inc. and Groupe St-Lambert U.S. Inc. on July 12, 2002, and of Retex Transport Inc. on July 19, 2002. The Company also acquired selected assets of Auger Transport on April 30, 2002. These companies operate in the transportation of merchandise in Truck Load ["T.L."], specialized transportation and logistics industry.

During the year ended April 27, 2002, the Company acquired the majority of the assets of Daily Motor Freight Inc. on November 2, 2001, of Tri-Line Logistics, a division of Tri-Line Expressways Ltd., on January 30, 2002, of Japiro Transport Ltée on March 25, 2002, all companies operating in the transportation of merchandise in less than truckload ["L.T.L."] and logistics industry.

During the year ended April 28, 2001, the Company acquired all of the shares of Entreprises R.R. Mondor Inc. on July 7, 2000, a company operating in the specialized trucking industry.

During the year ended April 29, 2000, the Company acquired all of the outstanding shares or assets of Transport Nordique Inc. and Les Services ManutEx Inc. on June 7, 1999, of Transport R. Mondor Ltée on June 30, 1999, of Les Entreprises Yves Labonté Inc. on July 12, 1999, of Transport McGill (1999) Ltée and McGill Air Inc. on October 4, 1999, of Transless (1991) Inc. on January 2, 2000, of TST Solutions Inc. on March 6, 2000, and of DCA Express Inc. and Distribution de Colis les Appalaches Inc. on March 10, 2000, all companies operating in the trucking and logistics industry.

These acquisitions were recorded under the purchase method and the results of the companies acquired were consolidated from the date of their acquisition. The total purchase price is broken down as follows:

Net assets acquired at their fair value

	Twelve weeks ended	Year ended		
	July 20, 2002 $ [unaudited]	April 27, 2002 $	April 28, 2001 $	April 29, 2000 $
Assets				
Non-cash working capital balances	1,446	1,031	1,003	12,724
Fixed assets	6,889	9,536	3,727	54,235
Other assets	—	164	—	105
Goodwill	859	5,428	917	62,974
Future income tax assets	—	—	—	1,148
	9,194	16,159	5,647	131,186
Liabilities				
Long-term debt	4,547	4,778	3,873	13,147
Future income tax liabilities	326	—	28	1,054
	4,873	4,778	3,901	14,201
Net assets excluding assumed bank advances	4,321	11,381	1,746	116,985
Bank advances assumed	—	—	375	8,992
	4,321	11,381	1,371	107,993
Consideration				
Cash	3,821	11,381	1,225	100,103
Purchase price balance	500	—	146	7,890
	4,321	11,381	1,371	107,993

Goodwill related to acquisitions completed during the twelve weeks ended July 20, 2002 in the amount of $859,000 [of which $0 will be deductible for income tax purposes] is made up of $169,000 related to the transportation of merchandise in T.L. segment, of $50,000 for specialized segment and, of $640,000 for logistics segment.

4. DISCONTINUED OPERATIONS

On July 20, 2001, the Company ceased operations of DCA Express Inc., a subsidiary operating in the specialized trucking industry, and during the last quarter of the year, sold in exchange for a cash consideration of $1,515,000 substantially all of its assets, resulting in an after-tax loss on disposition of $200,000. Also, $350,000 was recognized during the first quarter ended July 21, 2001 as a permanent impairment in the value of goodwill. This impairment was included in the net loss from discontinued operations.

Summarized financial information for the discontinued operations is as follows:

	Twelve weeks ended		Year ended		
	July 20, 2002 $	July 21, 2001 $	April 27, 2002 $	April 28, 2001 $	April 29, 2000 $
	[unaudited]				
Revenues	—	987	987	8,346	1,411
Results of discontinued operations					
Operating loss until the measurement date, net of income tax recovery of $107,000 [$620,000 in 2001]	—	231	231	1,194	52
Net loss from discontinued operations, after the measurement date, net of income tax recovery of $170,000	—	687	718	—	—
Net loss from discontinued operations	—	918	949	1,194	52
Loss per share from discontinued operations	—	0.02	0.02	0.03	—
Fully diluted loss per share from discontinued operations	—	0.02	0.02	0.02	—

5. FIXED ASSETS

	July 20, 2002		April 27, 2002		April 28, 2001	
	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $	Cost $	Accumulated depreciation $
	[unaudited]					
Land	29,783	—	29,689	—	28,808	—
Buildings	42,149	9,967	41,720	9,562	34,904	7,958
Rolling stock	172,709	83,542	161,694	78,755	158,176	67,697
Furniture, machinery and hardware/software	17,725	12,354	17,014	11,477	17,863	11,747
Leasehold improvements	8,550	3,914	7,762	3,626	6,552	2,869
	270,916	109,777	257,879	103,420	246,303	90,271
Accumulated depreciation	109,777		103,420		90,271	
Net carrying value	161,139		154,459		156,032	

Fixed assets include property under capital leases which are recorded at the present value of the payments provided for under these leases. The cost of these assets, which consists of rolling stock, totals $49,085,000 [$48,861,000 as at April 27, 2002; $51,187,000 as at April 28, 2001] and related accumulated depreciation totals $15,916,000 [$17,212,000 as at April 27, 2002; $17,557,000 as at April 28, 2001].

During the twelve weeks ended July 20, 2002, the Company acquired fixed assets in the amount of $5,086,000 under capital leases and conditional sales contracts [$7,563,000 for the year ended April 27, 2002; $13,196,000 for the year ended April 28, 2001].

6. GOODWILL

The carrying value variations of goodwill for the year ended April 27, 2002 and for the twelve weeks period ended July 20, 2002 are as follows:

	Operating segments				
	Transportation of merchandise in Less than Truck Load $	Transportation of merchandise in Truck Load $	Specialized transportation $	Logistics and warehousing services $	Total $
Balance as at April 28, 2001	60,909	3,194	5,519	—	69,622
Increase of goodwill for the year	3,592	—	—	1,836	5,428
Impairment loss – adoption of the new recommendations regarding goodwill	—	—	(563)	—	(563)
Impairment loss – discontinued operations	—	—	(350)	—	(350)
Balance as at April 27, 2002	64,501	3,194	4,606	1,836	74,137
Increase of goodwill for the period [unaudited]	—	169	50	640	859
Balance as at July 20, 2002 [unaudited]	64,501	3,363	4,656	2,476	74,996

7. BANK ADVANCES

Authorized bank advances of $25,000,000, bearing interest at prime rate plus 0.375% [effective rates: 4.54% for the twelve weeks period ended July 20, 2002; 5.02% for the year ended April 27, 2002; 7.78% for the year ended April 27, 2001], are payable on demand and are subject to the same guarantees and conditions as those of the term loans described in note 8 under paragraph [a]. In addition, bank advances are collateralized by accounts receivable of the Company.

8. LONG-TERM DEBT

	July 20, 2002 $ [unaudited]	April 27, 2002 $	April 28, 2001 $
Term loan, at prime rate plus 0.65%, payable in quarterly instalments of $2,450,000, maturing in April 2005 *[see [a] and [b]]*	54,345	56,932	67,700
Obligations under capital leases collateralized by rolling stock at a carrying value of $31,649,000, at interest rates varying between 5.06% and 8.96% [average rates 7.27% in 2002; 7.80% in 2001], payable in monthly instalments of $819,000, principal and interest, maturing on various dates until April 2009 *[see [c]]*	29,287	26,643	30,411
Conditional sales contracts collateralized by rolling stock at a carrying value of $15,966,000, at interest rates varying between 3.90% and 8.36% [average rates 7.37% in 2002; 7.76% in 2001], payable in monthly instalments of $503,000, principal and interest, maturing on various dates until March 2008	18,195	16,985	20,946
Notes payable and purchase price balances, at interest rates varying between 0% and 10% [average rates 4.45% in 2002; 2.13% in 2001], payable in monthly, quarterly and annual instalments, maturing on various dates until August 2004	3,582	5,177	9,114
	105,409	105,737	128,171
Current portion of long-term debt	28,458	27,032	28,058
	76,951	78,705	100,113

[a] The term loan is collateralized by movable and immovable hypothecs on the universality of the Company's property.

[b] Under the terms of the loan agreement, the Company is subject to certain restrictions on the payment of dividends and the maintenance of certain financial ratios.

[c] The interest for the twelve weeks ended July 20, 2002 on obligations under capital leases totalled $447,000 [$1,997,000 for the year ended April 27, 2002; $2,268,000 for the year ended April 28, 2001].

Minimum instalments payable under capital leases amounting to approximately $33,382,000, of which $4,095,000 is interest, for the 52-weeks periods subsequent to July 20, 2002 are as follows: 2003 – $10,666,000; 2004 – $9,777,000; 2005 – $7,568,000; 2006 – $3,853,000; 2007 – $1,278,000 and 2008 and subsequent – $240,000.

Principal instalments of other long-term debts payable during the 52-weeks periods subsequent to July 20, 2002 are as follows: 2003 – $19,053,000; 2004 – $16,721,000; 2005 – $38,012,000; 2006 – $1,498,000; 2007 – $783,000 and 2008 and subsequent – $55,000.

9. CONVERTIBLE DEBENTURES

During the twelve weeks ended July 20, 2002, the Company issued $500,500 in convertible debentures maturing on July 19, 2007. The debentures bear interest at 6% and are convertible into common shares at any time at the option of the holder on the basis of one share for each $6,50 in debenture. The issuer also has a conversion option in the event the share price reaches $10 during a predetermined period.

During the last quarter of the year ended April 27, 2002, the Company redeemed, for $40,000,000, the convertible debentures at the option of the holder, bearing interest at a rate of 7%, previously issued to its two main shareholders. As provided for in a case of early redemption, the Company paid to the holders a cumulative interest of 3%.

10. SHARE CAPITAL

Authorized

An unlimited number of common shares, without par value, one voting right per share.

An unlimited number of preferred shares, issuable in series, non-voting, non-participating.

Issued and fully paid

	July 20, 2002 $ [unaudited]	April 27, 2002 $	April 28, 2001 $
50,276,585 common shares [49,940,335 as at April 27, 2002; 37,930,335 as at April 28, 2001]	72,125	71,771	36,447

During the twelve weeks ended July 20, 2002, the Company issued 336,250 common shares [210,000 for the year ended April 27, 2002; 13,750 for the year ended April 28, 2001] for a cash consideration of $354,000 [$309,950 for the year ended April 27, 2002; $18,563 for the year ended April 28, 2001] pursuant to the exercise of 336,250 [210,000 for the year ended April 27, 2002; 13,750 for the year ended April 28, 2001] stock options by executives of the Company.

On February 26, 2002, the Company completed a public offering by which 6,750,000 common shares were issued and sold at a price of $3.05 per share. The proceeds to the Company, net of the underwriters' fees and issue costs of $873,000 [net of income taxes of $400,000] amounted to $19,714,500. Furthermore, concurrently with this offering, the Company issued by way of private investment 4,050,000 common shares at a price of $3.05 per share for a total cash consideration of $12,352,500.

On March 15, 2002, the Company issued an additional 1,000,000 shares at a price of $3.05 per share, following the exercise by the underwriters of their over-allotment option granted to them by the Company at the public offering price of February 26, 2002. The proceeds to the Company, net of the underwriters' fees and issue costs of $103,000 [net of income taxes of $50,000], amounted to $2,947,000.

On June 5, 2000, the Company issued 3,571,429 common shares for a cash consideration of $2,500,000 to the holders of warrants issued on August 4, 1997. Furthermore, the 3,000,000 series A preferred shares were converted into an equal number of common shares.

Stock option plans

Pursuant to the Company's stock option plans, options to purchase common shares can be granted to executives, employees and directors of the Company. The exercise price of these options must not be lower than the closing price of a board lot of common shares on the Toronto Stock Exchange on the date of the grant. A maximum number of 2,600,000 common shares of the Company can be issued when options granted under these plans are exercised.

Options granted under the stock option plans are non-transferable and are exercisable, in whole or in part, on the basis of 25% of the options on each of the first, second, third, and fourth anniversary of the date of the grant for one of the plans and on the basis of 20% of the options on each of the first, second, third, fourth and fifth anniversary of the date of the grant for the other plan. However, the Board may permit the exercise of an option at different dates. Options granted expire on the seventh or the tenth anniversary of the date of the grant, respectively. As at July 20, 2002, April 27, 2002 and April 28, 2001, outstanding options were as follows:

	July 20, 2002		April 27, 2002		April 28, 2001	
	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $	Number of options	Weighted average exercise price $
	[unaudited]					
Beginning of period	1,881,250	1.79	1,096,250	1.53	1,170,000	1.52
Granted	—	—	1,065,000	2.00	—	—
Exercised	(336,250)	1.05	(210,000)	1.48	(13,750)	1.35
Cancelled	—	—	(70,000)	1.74	(60,000)	1.35
End of period	1,545,000	1.96	1,881,250	1.79	1,096,250	1.53
Options exercisable at end of period	920,000	1.93	1,078,750	1.61	981,250	1.39

	Options outstanding			Options exercisable	
Exercise price range $	Number of options outstanding as at July 20, 2002	Weighted average remaining contractual life	Weighted average exercise price $	Number of options exercisable as at July 20, 2002	Weighted average exercise price $
		[unaudited]		[unaudited]	
1 to 1.99	310,000	2.33	1.35	310,000	1.35
2 to 3	1,235,000	3.78	2.11	610,000	2.22
1 to 3	1,545,000	3.49	1.96	920,000	1.93

11. INTEREST

	Twelve weeks ended		Year ended		
	July 20, 2002 $	July 21, 2001 $	April 27, 2002 $	April 28, 2001 $	April 29, 2000 $
	[unaudited]				
Interest on long term debt	1,273	3,031	11,745	14,241	7,126
Other interest	229	41	224	351	714
	1,502	3,072	11,969	14,592	7,840

12. EARNINGS PER SHARE

	Twelve weeks ended		Year ended		
	July 20, 2002 $	July 21, 2001 $	April 27, 2002 $	April 28, 2001 $	April 29, 2000 $
	[unaudited]				
Basic and fully diluted earnings per share					
Net income available for common shareholders	7,832	4,066	17,488	12,376	10,531
Increase of net income due to dilutive elements	—	552	2,062	2,400	264
Diluted net income	7,832	4,618	19,550	14,776	10,795
Weighted average number of common shares outstanding	50,111,704	37,930,335	39,875,115	37,251,732	31,311,083
Stock options	1,142,353	427,046	633,132	380,626	501,905
Warrants and preferred shares	—	—	—	—	5,571,429
Conversion option related to debentures	1,833	8,888,889	7,646,451	8,888,889	1,293,801
Diluted weighted average number of common shares outstanding	51,255,890	47,246,270	48,154,698	46,521,247	38,678,218
Basic	0.16	0.11	0.44	0.33	0.34
Fully diluted	0.15	0.10	0.41	0.32	0.28
Basic and fully diluted earnings per share from continuing operations					
Net income from continuing operations	7,832	4,984	18,437	13,570	10,583
Increase of net income due to dilutive elements	—	552	2,062	2,400	264
Diluted net income from continuing operations	7,832	5,536	20,499	15,970	10,847
Basic	0.16	0.13	0.46	0.36	0.34
Fully diluted	0.15	0.12	0.43	0.34	0.28

For the twelve weeks ended July 20, 2002, no stock options [211,000 for the year ended April 27, 2002; 230,000 for the years ended April 28, 2001 and April 29, 2000] were excluded from the calculation of fully diluted earnings per share, since the exercise price of these options had exceeded the average fair market value of common shares of the Company for the period.

13. INCOME TAXES

The effective income tax rates related to continuing operations differ from the federal and provincial statutory income tax rates in Canada as a result mainly of the following:

	Twelve weeks ended				Year ended					
	July 20, 2002		July 21, 2001		April 27, 2002		April 28, 2001		April 29, 2000	
	$	%	$	%	$	%	$	%	$	%
	[unaudited]									
Income taxes before amortization of goodwill calculated at statutory rates	4,203	37.25	3,478	40.12	12,039	38.69	11,250	42.27	6,409	39.26
Increase (decrease) resulting from:										
Large corporations tax	78	0.69	47	0.54	188	0.60	151	0.57	177	1.09
Future income tax benefit following change in statutory rates	(549)	(4.87)	(300)	(3.46)	(672)	(2.16)	(2,522)	(9.48)	—	—
Benefits from previously unrecorded losses	—	—	—	—	—	—	—	—	(2,971)	(18.20)
Other	(281)	(2.49)	459	5.30	1,122	3.61	295	1.11	718	4.40
	3,451	30.58	3,684	42.50	12,677	40.74	9,174	34.47	4,333	26.55

Significant components of the Company's income tax expense attributable to continuing operations are as follows:

	Twelve weeks ended		Year ended		
	July 20, 2002	July 21, 2001	April 27, 2002	April 28, 2001	April 29, 2000
	$	$	$	$	$
	[unaudited]				
Current income tax expense	3,849	3,665	14,260	12,574	4,169
Future income tax benefit from the following:					
Change in statutory rates	(549)	(300)	(672)	(2,522)	—
Creation and reversal of temporary differences	151	319	(911)	(878)	164
Income tax expense	3,451	3,684	12,677	9,174	4,333

Future income taxes represent the net tax effect of temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities. Significant components of the Company's future income tax assets (liabilities) as at July 20, 2002, April 27, 2002 and April 28, 2001 were as follows:

	July 20, 2002	April 27, 2002	April 28, 2001
	$	$	$
	[unaudited]		
Capital assets	(17,144)	(17,387)	(18,653)
Losses carried forward	5,031	5,316	4,560
Liabilities and other provisions	2,012	1,898	1,610
Net amount	(10,101)	(10,173)	(12,483)

14. PENSION PLAN

The Company has a defined benefit pension plan for approximately 300 employees and maintains registered retirement saving plans for the others.

Information about the Company's defined benefit plan as at April 27, 2002 and April 28, 2001 was generally as follows:

	April 27, 2002 $	April 28, 2001 $
Accrued benefit obligation		
Balance at beginning of year	15,925	14,484
Current service cost – employees' share	383	368
Current service cost – employer's share	436	341
Interest cost	1,026	1,001
Benefits paid	(1,116)	(1,070)
Actuarial loss	—	801
Balance at end of year	16,654	15,925
Plan assets		
Fair value at beginning of year	17,600	16,777
Actual return on plan assets	(458)	1,525
Employee contributions	383	368
Benefits paid	(1,116)	(1,070)
Fair value at end of year	16,409	17,600
Funded status – plan surplus (deficit)	(245)	1,675
Unamortized transitional asset	(1,844)	(2,074)
Unamortized net actuarial losses	2,260	508
Accrued benefit asset	171	109

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligations are as follows [weighted average assumptions as at the measurement date on December 31, preceding the end of the fiscal year]:

	April 27, 2002 %	April 28, 2001 %
Discount rate	6.5	6.5
Expected long-term rate of return on plan assets	7.5	7.5
Rate of salary escalation	3.0	3.0

The Company's net benefit plan revenue for the year ended April 27, 2002 and April 28, 2001 was as follows:

	April 27, 2002 $	April 28, 2001 $
Current service cost	436	341
Interest cost	1,026	1,001
Expected return on plan assets	(1,293)	(1,232)
Amortization of transitional asset	(230)	(230)
Net benefit plan revenue	(61)	(120)

15. FINANCIAL INSTRUMENTS

Foreign exchange risk

In the normal course of its operation, the Company is exposed to risks related to exchange rate fluctuation with respect to the U.S. dollar. The Company manages these risks by entering into derivative financial instruments. The Company's management is responsible for determining the acceptable level of risk and uses derivative financial instruments only to hedge revenues and not to realize a profit on trading operations.

The Company has entered into foreign exchange forward contracts for the sale of U.S. dollars in exchange for Canadian dollars that expire on various dates until June 2003. As at July 20, 2002, the notional amount in Canadian dollars of these contracts was $11,700,000 [$14,700,000 as at April 27, 2002; $8,900,000 as at April 28, 2001], and the average exchange rate of the contracts was CA $1.598 [CA $1.599 as at April 27, 2002; CA $1.538 as at April 28, 2001].

During the year ended April 28, 2001, the Company also entered into foreign exchange collars for the sale of U.S. dollars in exchange for Canadian dollars that expired in April 2002. The contracts establish both a floor price and a ceiling price at which the Company can sell U.S. dollars in the future. As at July 20, 2002 and April 27, 2002 all the contracts were closed [the notional amount of these contracts was CA $11,000,000 in 2001 and the exchange rate was between CA $1.530 and CA $1.597 in 2001].

The fair value of the foreign exchange contracts generally reflects the estimated amounts which the Company would receive from settlements of favourable contracts or which it would be required to pay to cancel unfavourable contracts at the balance sheet date. As at July 20, 2002, the fair market value of the foreign exchange contracts approximated their carrying value.

Fair value

Due to the short-term nature of these instruments, the carrying amount of accounts receivable, bank advances and accounts payable and accrued liabilities approximates their fair value. The fair value of long-term debt is determined based on the net present value of contractual future payments of principal discounted at current market rates of interest for debt instruments with similar conditions and terms. The carrying amount of the long-term debt approximates, in all material respects, its fair value.

Credit risk

The Company sells services to customers primarily in Canada and the United States. The concentration of credit risk to which the Company is exposed is limited due to the significant number of customers that make up the Company's customers base and their distribution across different geographic areas. As at July 20, 2002, April 27, 2002 and April 28, 2001, no customers accounted for more than 10% of total accounts receivable.

16. COMMITMENTS AND CONTINGENCIES

[a] The Company entered into operating leases expiring on various dates until November 2007, which call for rental payments of $40,521,000 with respect to rolling stock, computer equipment, machinery and premises. Minimum lease payments for the 52-weeks periods subsequent to July 20, 2002 are $19,306,000 in 2003; $13,342,000 in 2004; $6,065,000 in 2005; $1,585,000 in 2006; $190,000 in 2007 and $33,000 in 2008.

[b] As of July 20, 2002, the Company had outstanding letters of guarantee for an aggregate amount of $400,000 [$1,050,000 as at April 27, 2002; $1,373,000 as at April 28, 2001]. The letters of guarantee are collateralized by the Company's accounts receivable.

[c] There are pending claims against the Company, and according to management, these claims are adequately provided for and settlement should not have significant impact on the Company's financial position or results of operations.

17. SEGMENTED INFORMATION

The Company operates within the trucking and logistics industry in Canada and the United States in the following four reportable segments: transportation of merchandise in L.T.L., transportation of merchandise in T.L., specialized transportation, as well as logistics and warehousing services. Revenues from continuing operations for each of these segments were as follows:

	Twelve weeks ended		Year ended		
	July 20, 2002 $	July 21, 2001 $	April 27, 2002 $	April 28, 2001 $	April 29, 2000 $
	[unaudited]				
Revenues					
Transportation of merchandise in L.T.L.	60,840	55,231	225,812	223,474	139,389
Transportation of merchandise in T.L.	26,047	22,833	95,190	97,758	80,899
Specialized transportation	24,652	22,237	88,328	89,699	44,343
Logistics and warehousing services	13,684	8,312	36,148	30,736	12,120
	125,223	108,613	445,478	441,667	276,751

The accounting policies of the various segments are the same as those described in the summary of significant accounting policies. The Company measures the performance of each segment by relying on revenues by segment and through the use of key operational performance indicators.

The principal assets of the Company are used in the current operations of the four above-mentioned segments. For this reason, segmented asset information is not presented.

The Company's operating revenues by geographic segment are as follows:

	Twelve weeks ended		Year ended		
	July 20, 2002 $	July 21 2001 $	April 27, 2002 $	April 28, 2001 $	April 29, 2000 $
	[unaudited]				
Revenues					
Canada	72,531	64,206	264,453	262,978	181,086
United States	52,692	44,407	181,025	178,689	95,665
	125,223	108,613	445,478	441,667	276,751

Revenues allocated to the United States include the transborder revenues between Canada and the United States.

Fixed assets and goodwill are mostly located in Canada.

18. SUBSEQUENT EVENTS

[a] As at July 31, 2002, the Company acquired all of the outstanding shares of Canpar Transport Ltd., specialized in transportation of merchandise in L.T.L., for a total consideration of approximately $40.1 million which has been financed by a bridge financing until a permanent financing is put in place. This acquisition will be accounted for under the purchase method.

The preliminary allocation of the purchase price of $40.1 million, including estimated acquisition costs, is summarized as follows:

	Total $
Cash	2,869
Accounts receivable	14,900
Income taxes recoverable	971
Inventories	321
Prepaid expenses	797
Fixed assets	33,325
Goodwill	20,000
Other assets	460
Cash held as collateral	1,226
Accounts payable and accrued liabilities	(18,182)
Current portion of long-term debt	(2,156)
Long-term debt	(9,621)
Hold back payable	(1,226)
Future income tax liabilities	(3,585)
	40,099
Consideration – cash	40,099

The preliminary allocation of purchase price includes an allocation of $20 million to goodwill.

The final determination and allocation of the purchase price will be based on the shareholders' equity of Canpar at the effective date of the acquisition. Management has established the preliminary purchase price allocation taking into account all relevant information at the time of preparing these consolidated financial statements. Accordingly, the final amounts for each of the assets and liabilities acquired will vary from the amounts presented above.

[b] On July 31, 2002, the Board of Directors of the Company, in accordance with the terms of the stock option plan, advanced the date on which all remaining unvested stock options may be exercised to July 31, 2002, so that all such previously unvested options may be exercised in full as and from that date.

[c] In July 2002, the Company proposed a series of transactions whereby the Company will be reorganized from a corporate entity into an income fund trust known as TransForce Income Fund which will issue additional trust units through a public offering. The series of transactions are subject to shareholder approval.

19. COMPARATIVE FIGURES

Certain comparative figures for prior periods have been reclassified to conform with the presentation adopted in the current period.

AUDITORS' REPORT

To the Directors of
Canpar Transport Ltd.

We have audited the consolidated balance sheets of Canpar Transport Ltd. as at December 31, 2001 and 2000 and the consolidated statements of income and retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Mississauga, Ontario
February 21, 2002
(except for note 19, which is as of July 31, 2002)

(signed) PricewaterhouseCoopers LLP
Chartered Accountants

CANPAR TRANSPORT LTD.

CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

	June 30, 2002 $ (Unaudited)	December 31, 2001 $	2000 $
Assets			
Current assets			
Cash and cash equivalents	2,869	—	10,555
Accounts receivable (note 2)	14,818	14,746	4,987
Prepaid expenses and supplies	1,118	898	762
Income taxes recoverable	971	42	—
Future income taxes (note 16)	90	234	—
Due from parent company (note 3)	82	96	260
	19,948	16,016	16,564
Property, plant and equipment (note 4)	33,325	28,846	24,001
Other assets			
Deferred charges (note 5)	436	404	636
Deposits	24	23	76
Cash held as collateral (note 6)	1,226	—	—
	1,686	427	712
	54,959	45,289	41,277
Liabilities			
Current liabilities			
Bank overdraft	—	145	—
Accounts payable and accrued liabilities	17,131	16,642	16,645
Income taxes payable	—	—	114
Amounts payable to related company (note 8)	—	—	799
Estimated claims payable	1,051	996	967
Current portion of obligations under capital leases (note 9)	2,156	846	328
	20,338	18,629	18,853
Obligations under capital leases (note 9)	9,621	3,176	1,149
Holdback payable (note 6)	1,226	—	—
Future income taxes (note 16)	3,675	3,508	3,283
	34,860	25,313	23,285
Shareholder's Equity			
Share capital (note 10)	222	222	222
Contributed surplus (note 10)	6,511	6,511	6,511
	6,733	6,733	6,733
Retained earnings	13,366	13,243	11,259
	20,099	19,976	17,992
	54,959	45,289	41,277

Approved by the Director

(signed) J. Cyopeck, Director

CANPAR TRANSPORT LTD.

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
(in thousands of Canadian dollars)

	Six months ended June 30,		Three months ended March 31,		Years ended December 31,	
	2002	2001	2002	2001	2001	2000
	$	$	$	$	$	$
	(Unaudited)		(Unaudited)			
Revenue	69,213	68,158	33,257	33,385	141,440	135,605
Expenses						
Operating and administrative	60,963	60,054	29,954	29,995	120,737	115,858
Amortization	2,534	2,198	1,179	1,075	4,639	3,750
	63,497	62,252	31,133	31,070	125,376	119,608
Income before the undernoted items	5,716	5,906	2,124	2,315	16,064	15,997
Financing expenses (note 11)	220	2,213	96	142	2,385	917
Other expenses	—	—	—	195	250	331
Income before income taxes	5,496	3,693	2,028	1,978	13,429	14,749
Income taxes (note 16)						
Current	1,845	1,202	728	698	5,604	5,659
Future	311	260	79	84	(9)	680
	2,156	1,462	807	782	5,595	6,339
Net income for the period	3,340	2,231	1,221	1,196	7,834	8,410
Retained earnings - Beginning of period	13,243	11,259	13,243	11,259	11,259	4,621
Dividends (note 10)	(3,217)	—	(1,380)	—	(5,850)	(1,772)
Retained earnings - End of period	13,366	13,490	13,084	12,455	13,243	11,259

CANPAR TRANSPORT LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

	Six months ended June 30,		Three months ended March 31,		Years ended December 31,	
	2002	2001	2002	2001	2001	2000
	$	$	$	$	$	$
	(Unaudited)		(Unaudited)			
Cash provided by (used in)						
Operating activities						
Net income for the period	3,340	2,231	1,221	1,196	7,834	8,410
Items not affecting cash						
Amortization	2,534	2,198	1,179	1,075	4,639	3,750
Amortization of deferred finance charges	—	257	—	24	258	109
Loss on disposal of property, plant and equipment	24	15	15	1	35	112
Future income taxes	311	260	79	84	(9)	680
Changes in non-cash working capital (note 12)	(1,380)	(1,094)	(1,525)	(2,079)	(1,378)	(3,363)
	4,829	3,867	969	301	11,379	9,698
Financing activities						
Bank overdraft	(145)	—	(145)	—	145	—
Deposits	(1)	49	—	(1)	53	200
Repayment of obligations under capital leases	(416)	(160)	(211)	(79)	(405)	(575)
Contributed surplus	—	—	—	—	—	1,452
Repayment of long-term debt	—	—	—	—	—	(2,405)
Repayment of borrowings under securitization	—	(10,132)	—	—	(10,132)	—
Proceeds from progress loan	8,171	—	4,979	—	—	—
Dividends paid (note 10)	(2,500)	—	(1,250)	—	(5,000)	(1,772)
	5,109	(10,243)	3,373	(80)	(15,339)	(3,100)
Investing activities						
Additions to property, plant and equipment (note 4)	(5,644)	(2,060)	(3,548)	(514)	(6,288)	(8,969)
Proceeds from sale of property, plant and equipment	43	53	12	32	109	181
Additions to deferred charges	(242)	(373)	(92)	(77)	(416)	(473)
Cash held as collateral (note 6)	(1,226)	—	—	—	—	—
	(7,069)	(2,380)	(3,628)	(559)	(6,595)	(9,261)
Increase (decrease) in cash and cash equivalents during the period	2,869	(8,756)	714	(338)	(10,555)	(2,663)
Cash and cash equivalents - Beginning of period	—	10,555	—	10,555	10,555	13,218
Cash and cash equivalents - End of period	2,869	1,799	714	10,217	—	10,555
Supplementary information						
Interest paid during the period	245	494	113	312	586	1,729
Income taxes paid during the period	2,774	2,902	1,418	1,477	5,760	6,768

CANPAR TRANSPORT LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002 (Unaudited), December 31, 2001 and 2000

(in thousands of Canadian dollars)

1. Summary of significant accounting policies

Interim financial information (unaudited)

The interim financial information as at June 30, 2002 and for the three months ended March 31, 2002 and 2001 and six months ended June 30, 2002 and 2001 is unaudited and includes all adjustments, consisting of normal and recurring items, that management considers necessary for a fair presentation of the consolidated financial position, results of operations and cash flows. Results for the three months ended March 31, 2002 and six months ended June 30, 2002 are not necessarily indicative of results expected for the full fiscal year or any other future period.

The disclosures provided in these interim periods do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements and, accordingly, the interim financial information should be read in conjunction with the annual financial statements presented herein. The interim financial information has been prepared using the same accounting policies as applied to the company's annual financial statements.

Principles of consolidation

These financial statements have been prepared on a consolidated basis and include the accounts of Canpar Transport Ltd. and its wholly owned subsidiary, Canpar Logistics Inc. (together referred to as the company). All balances and transactions between these companies have been eliminated in these financial statements.

Property, plant and equipment

Property, plant and equipment are recorded at the lower of cost and net recoverable amount.

Amortization on all property, plant and equipment is calculated primarily on the straight-line method at rates based on the estimated service lives of the assets. Estimated service lives of principal categories of assets are as follows:

Building	50 years
Road equipment	10 to 12 years
Garage and warehouse	8 years
Office equipment, including computer equipment	3 to 8 years
Equipment under capital lease	5 to 10 years

Leasehold improvements are amortized over the terms of the leases.

Installation of equipment in progress is not amortized until installation of the equipment is complete.

Maintenance and repairs are expensed as incurred. Costs incurred that extend the useful lives of delivery vans beyond ten years are treated as betterments and are capitalized. When property, plant and equipment are disposed of, the resulting gain or loss is recorded in income.

Deferred charges

Deferred charges are amortized on a straight-line basis over their estimated useful lives. Deferred finance charges are amortized over the terms of the related debt.

Income taxes

The company follows the liability method of accounting for income taxes, whereby future income taxes are provided based on the difference between accounting and tax bases reflected at substantively enacted income tax rates. These differences between accounting and tax bases result primarily from excess of tax amortization over accounting amortization.

Revenue recognition

Revenue is recognized upon delivery of packages.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period. Actual results could differ from these estimates.

These financial statements include management's estimates related to the provision for bad debts, supplies, accruals for claims payable and guarantees.

Cash and cash equivalents

Cash and cash equivalents can include highly liquid investments having a term of three months or less on purchase.

2. Accounts receivable

During the year ended December 31, 2001, the company terminated an agreement whereby it had previously (together with a company previously related through common ownership) engaged in the sale of certain defined receivables on an ongoing basis. As a result of this termination, receivables previously sold under the agreement reverted back to the company. The company received servicing fees until termination of the agreement. All amounts due arising from the termination were settled in full by the company during the year. The net cost to terminate the agreement was $1,766 and was included in financing expenses. Upon termination of the agreement, the outstanding cash advances of $10,132 were settled by payment of cash.

At December 31, 2000, under the agreement, the company had exchanged $16,207 of accounts receivable for $11,050 cash and $5,157 of subordinated notes receivable and other items. The cash advances of $11,050 were recorded as a loan secured by a $18,767 debenture.

Under Canadian generally accepted accounting principles, the securitization was not recorded as a sale but as a borrowing, and this borrowing was offset against the accounts receivable. The cost of the securitization and fees for servicing the accounts receivable were included in long-term interest expense within financing expenses in the consolidated statements of income and retained earnings.

3. Due from parent company and transactions with related companies

This balance relates to cash advances made to the company's parent throughout the period. These advances are due on demand, unsecured and non-interest bearing.

The majority shareholder of the company's parent operated during the year as the company's primary financial institution. Transactions during the year ended December 31, 2001 with this shareholder consisted of transactional banking fees of $66 (2000 — $97), placement fees for operating line of $130 (2000 — $nil) and interest earned on deposits of $237 (2000 — $543). All transactions during the year were under normal trade terms. At year-end, substantially all of the company's cash and cash equivalents is held on deposit by this shareholder.

4. Property, plant and equipment

	June 30, 2002		
	Cost $	Accumulated amortization $ (Unaudited)	Net $
Land	279	—	279
Building	567	111	456
Leaseholds	1,104	673	431
Road equipment	25,757	13,871	11,886
Garage and warehouse	2,622	1,860	762
Office equipment, including computer equipment	14,042	6,902	7,140
Equipment under capital lease	13,458	1,087	12,371
	57,829	24,504	33,325

The equipment under capital lease includes $1,226 subject to a holdback payable.

	December 31, 2001		
	Cost $	Accumulated amortization $	Net $
Land	279	—	279
Building	567	105	462
Leaseholds	907	639	268
Road equipment	25,751	13,259	12,492
Garage and warehouse	2,669	1,736	933
Office equipment, including computer equipment	13,027	6,195	6,832
Equipment under capital lease	5,130	694	4,436
Installation of equipment in progress	3,144	—	3,144
	51,474	22,628	28,846

	December 31, 2000		
	Cost $	Accumulated amortization $	Net $
Land	279	—	279
Building	567	93	474
Leaseholds	731	573	158
Road equipment	25,522	11,890	13,632
Garage and warehouse	2,602	1,508	1,094
Office equipment, including computer equipment	12,254	5,554	6,700
Equipment under capital lease	2,081	417	1,664
	44,036	20,035	24,001

Cash payments of $6,288 (2000 — $8,969) were made to purchase property, plant and equipment. In addition, during the year, $2,950 (2000 — $nil) of property, plant and equipment was financed through capital leases.

5. **Deferred charges**

	June 30, 2002		
	Cost $	Accumulated amortization $ (Unaudited)	Net $
Software	368	165	203
Other	729	496	233
	1,097	661	436

	December 31, 2001		
	Cost $	Accumulated amortization $	Net $
Software	368	128	240
Other	487	323	164
	855	451	404

	December 31, 2000		
	Cost $	Accumulated amortization $	Net $
Software	353	135	218
Financing charges	568	310	258
Other	383	223	160
	1,304	668	636

6. **Cash held as collateral and holdback payable** (Unaudited)

Effective June 25, 2002, cash was advanced in connection with the capital lease described in note 9. This cash is held as collateral by the Bank of Nova Scotia, pending the final payment of a holdback payable to the supplier of the equipment. The cash held as collateral earns interest at the bank's prime lending rate, less 3%.

7. **Operating facility**

Effective April 12, 2001, the company entered into an agreement with the majority shareholder of the company's parent to obtain operating financing in the form of a revolving loan. This loan is not to exceed the lesser of $13,000 or the total amount of marginable assets as defined in the agreement. The loan is to be secured by a first charge on all assets other than real property and bears interest at Royal Bank prime plus 1%. As at December 31, 2001, the facility has been reduced by $1,000 in support of the letter of credit referred to in note 13 and there are no amounts drawn on this facility.

8. **Amounts payable to and transactions with related company**

At December 31, 2000, amounts payable to related company included $804 of trade payables for transactions under normal trade terms. The remaining balance of $(5) related to cash advances made to the same company throughout the prior year. All amounts were non-interest bearing. During the year ended December 31, 2001, this company ceased to be related. Total purchases during the year ended December 31, 2001 from this company, while it was related through common ownership, were $2,492 (2000 — $5,571), and the company earned interest amounting to $13 on other advances made to this related company, which were repaid.

9. Obligations under capital leases

	June 30, 2002 $ (Unaudited)	December 31, 2001 $	December 31, 2000 $
Six-year capital lease on curbside trucks with Bush Leasing Ltd. bearing interest at an annual rate of 10.66%, payable monthly, due September 30 to November 9, 2004	971	1,149	1,477
Sixty-five-month capital lease on curbside trucks with HSBC Bank Canada bearing interest at an annual rate of 5.06%, payable monthly, due March 5, 2007	2,635	2,873	—
Five-year capital lease on conveyor equipment with Scotia Leasing bearing interest at an annual rate of 6.45%, payable monthly, due June 25, 2007	8,171	—	—
	11,777	4,022	1,477
Less: Amount due within one year	2,156	846	328
	9,621	3,176	1,149

Future minimum lease payments required in respect of capital leases are as follows:

	June 30, 2002 $ (Unaudited)
2003	2,851
2004	2,715
2005	2,408
2006	2,245
2007	2,005
Thereafter	1,634
	13,858
Less: Imputed interest	2,081
	11,777

	December 31, 2001 $
2002	1,085
2003	1,085
2004	1,027
2005	616
2006	641
Thereafter	179
	4,633
Less: Imputed interest	611
	4,022

10. **Shareholder's equity**

The company has authorized an unlimited number of common shares and has 1,600,003 common shares issued and outstanding.

During the year ended December 31, 2000, additional cash of $1,452 was received from the company's parent as contributed surplus.

The dividend declared during the year ended December 31, 2001 was settled with $5,000 (2000 — $1,772) cash and $850 (2000 — $nil) as a repayment of amounts receivable from the parent company.

The dividend declared during the period ended June 30, 2002 was settled with $2,500 cash and $717 as a repayment of amounts receivable from the company's parent.

11. **Financing expenses**

	June 30,		March 31,		December 31,	
	2002	2001	2002	2001	2001	2000
	$	$	$	$	$	$
	(Unaudited)		(Unaudited)			
Current						
Other interest earned	(25)	(188)	(17)	(130)	(220)	(543)
Net cost of breaking securitization agreement	—	1,766	—	—	1,766	—
Finance fee for operating line	—	19	—	—	130	—
Long-term						
Interest paid to noteholders under securitization (note 2)	—	421	—	312	421	1,380
Subservicing fee under securitization (note 2)	—	(135)	—	(101)	(135)	(378)
Amortization of deferred finance charges	—	257	—	24	258	109
Interest on capital leases	125	73	65	37	165	180
Interest on long-term debt	—	—	—	—	—	169
Interest on progress payment loan	120	—	48	—	—	—
	220	2,213	96	142	2,385	917

12. **Changes in non-cash working capital**

	June 30		March 31,		December 31,	
	2002	2001	2002	2001	2001	2000
	$	$	$	$	$	$
	(Unaudited)		(Unaudited)			
Accounts receivable	(72)	205	(1,722)	(2)	373	(324)
Prepaid expenses and supplies	(220)	(221)	(271)	(179)	(136)	(111)
Income taxes recoverable	(929)	(1,593)	(690)	(749)	(42)	—
Due from parent company	(703)	(486)	(238)	(85)	(686)	(260)
Accounts payable and accrued liabilities	489	1,945	1,278	(949)	(3)	(362)
Income taxes payable	—	(114)	—	(114)	(114)	(1,109)
Amounts payable to related company	—	(799)	—	3	(799)	(1,196)
Estimated claims payable	55	(31)	118	(4)	29	(1)
	(1,380)	(1,094)	(1,525)	(2,079)	(1,378)	(3,363)

13. **Commitments and guarantees**

Future minimum lease payments required in respect of operating leases for equipment and premises as at December 31, 2001 are as follows:

	$
2002	3,760
2003	3,505
2004	2,586
2005	2,445
2006	2,110
Thereafter	10,640
	25,046

Pursuant to an agreement in connection with a change in control, the company has guaranteed approximately US$75,000 of obligations of companies that have limited financial resources and were previously related through common ownership. The guarantees are in favour of the company's current majority shareholder. The current majority shareholder does not have any current intention of demanding payment under these guarantees during the year ending December 31, 2002.

The company signed agreements during the year ended December 31, 2001 relating to a new leasehold facility in Montreal to be occupied in 2002. The company has committed to purchase property, plant and equipment totalling $8,200. As at December 31, 2001, $5,100 of this commitment remained outstanding. In addition, a letter of credit of $1,000 was issued in favour of the landlord of the new facility to protect them against the company defaulting on the lease. Subsequent to the year-end, a lease financing agreement with the Bank of Nova Scotia has been signed to finance the $8,200. A progress payment agreement is in place until such time that all payments have been made for the new equipment. Under this agreement, the bank agrees to finance progress payments up to, but not exceeding, $8,200. Payments of interest only will be made by the company at a rate of the bank's prime lending rate plus .5%. This agreement will be in place until all progress payments have been made. Once all payments have been made, a capital lease is expected to be put into place by May 1, 2002 (note 9). This lease is expected to be for a period not to exceed five years, bearing interest at Scotia Leasing's base rate plus 1.75%, and is expected to be payable monthly.

14. **Contingencies**

In the normal course of business, the company is involved in various lawsuits for which management believes adequate provision has been made.

15. **Pension plan**

The union, representing employees covered by the collective agreement, administers a Registered Money Purchase Pension Plan on behalf of those employees. The company makes contributions based on earnings of eligible employees, on a stepped scale tied to the employee's years of service, in accordance with the terms of the collective agreement. Membership is optional during the first year of employment, but all eligible employees must join the plan on the completion of one year's service.

The company offers a Group Registered Retirement Savings Plan for salaried employees. Membership is optional, and employees may join the plan at any time at their discretion. Contributions from employees are matched by the company on a stepped scale based on the employee's completed years of service.

Contributions expensed, relating to these plans for the year, were $1,387 (2000 — $1,337).

16. Income taxes

The provision for income taxes differs from the provision computed using statutory rates as follows:

	Six months ended June 30,		Three months ended March 31,		Years ended December 31,	
	2002 %	2001 %	2002 %	2001 %	2001 %	2000 %
	(Unaudited)		(Unaudited)			
Combined Canadian federal and provincial rates	38.7	41.4	38.7	41.4	41.4	43.3
Non-deductible items	0.2	0.6	1.0	1.0	0.5	0.7
Change in substantively enacted rates	—	(5.4)	—	—	(1.5)	(4.1)
Other items	0.3	3.0	0.1	(2.9)	1.3	3.1
Effective income tax rate	39.2	39.6	39.8	39.5	41.7	43.0

The tax effects of the significant components of the temporary differences giving rise to the company's future income taxes are as follows:

	June 30, 2002 $ (Unaudited)	December 31, 2001 $	December 31, 2000 $
Future tax liabilities			
Property, plant and equipment	2,887	2,988	2,705
Other temporary differences	788	520	578
Long-term future tax liabilities	3,675	3,508	3,283
Future tax assets			
Provision and accruals	90	234	—
Current future tax assets	90	234	—

17. Financial instruments

The carrying value of cash and cash equivalents, bank overdraft, accounts receivable, due from parent company, accounts payable and accrued liabilities and estimated claims payable approximates estimated fair values due to the relatively short-term nature of these instruments. The estimated fair value of the company's progress payment loan approximates its carrying amount. At December 31, 2001, the estimated fair value of the company's capital lease obligations was $10,633 determined by discounting future payments using rates currently available to the company.

The company does not have any significant concentrations of credit risk with customers.

18. Segmented information

The company has one reportable segment and operates in the parcel and package delivery business. All of the company's revenue is derived from Canadian customers and is invoiced in Canadian dollars. All property, plant and equipment is located in Canada.

19. Subsequent event

On July 31, 2002, the company's ultimate parent company completed an agreement with Transforce Inc. for the purchase of all of the outstanding common shares of the company. The guarantees referred to in note 13 were discharged concurrent with the acquisition of the company by Transforce Inc.

20. Comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

AUDITORS' REPORT

To the Directors of
TST Solutions Inc.

We have audited the consolidated balance sheets of TST Solutions Inc. as at March 5, 2000 and January 1, 2000 and the consolidated statements of income, retained earnings and cash flows for the period from January 2, 2000 to March 5, 2000 and for the fifty-two weeks ended January 1, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at March 5, 2000 and January 1, 2000 and the results of its operations and its cash flows for each of the periods in the periods then ended in accordance with Canadian generally accepted accounting principles.

Mississauga, Canada
March 31, 2000

(signed) KPMG LLP
Chartered Accountants

///

TST SOLUTIONS INC.

CONSOLIDATED BALANCE SHEET

(In thousands of dollars)

March 5, 2000 and January 1, 2000

	March 5, 2000	January 1, 2000
Assets		
Current assets:		
Cash	$ –	$ 4,822
Accounts receivable	26,283	24,984
Inventories	561	578
Prepaid expenses	1,436	1,414
Income tax recoverable	211	–
	28,491	31,798
Investment	100	100
Future income taxes	1,148	919
Fixed assets (note 2)	19,021	19,253
	$ 48,760	$ 52,070
Liabilities and Shareholders' Equity		
Current liabilities:		
Bank indebtedness (note 3)	$ 4,905	$ –
Accounts payable and accrued liabilities	24,388	29,689
Income taxes payable	–	2,262
Current portion of long-term debt (note 4)	112	112
	29,405	32,063
Long-term debt (note 4)	1,454	1,472
Shareholders' equity:		
Share capital (note 5)	9,277	1,820
Contributed surplus	8	8
Retained earnings	8,616	16,707
	17,901	18,535
Commitments and guarantees (note 7)		
	$ 48,760	$ 52,070

See accompanying notes to consolidated financial statements.

11.7

TST SOLUTIONS INC.

CONSOLIDATED STATEMENT OF INCOME

(In thousands of dollars)

Period from January 2, 2000 to March 5, 2000, and
for the fifty-two weeks ended January 1, 2000

	March 5, 2000	January 1, 2000
Revenue	$ 29,500	$ 172,157
Operating expenses	29,022	152,928
Operating income before the following	478	19,229
Other expenses (income):		
Depreciation	380	2,093
Gain on disposal of fixed assets	(3)	(1,140)
Interest	24	378
	401	1,331
Income before income taxes	77	17,898
Income taxes (note 6):		
Current	285	7,193
Future	(229)	580
	56	7,773
Net income	$ 21	$ 10,125

TST SOLUTIONS INC.

CONSOLIDATED STATEMENT OF RETAINED EARNINGS

(In thousands of dollars)

Period from January 2, 2000 to March 5, 2000, and
for the fifty-two weeks ended January 1, 2000

	March 5, 2000	January 1, 2000
Retained earnings, beginning of period	$ 16,707	$ 7,037
Net income	21	10,125
Increase in share capital (note 5)	(7,457)	–
Dividends paid	(655)	(455)
Retained earnings, end of period	$ 8,616	$ 16,707

See accompanying notes to consolidated financial statements.

TST SOLUTIONS INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands of dollars)

Period from January 2, 2000 to March 5, 2000, and
for the fifty-two weeks ended January 1, 2000

	March 5, 2000	January 1, 2000
Cash provided by (used in):		
Operating activities:		
Net income	$ 21	$ 10,125
Items not involving cash:		
Depreciation	380	2,093
Gain on disposal of fixed assets	(3)	(1,140)
Future income taxes	(229)	580
Change in non-cash operating working capital	(9,078)	1,755
	(8,909)	13,413
Financing activities:		
Bank indebtedness	4,905	–
Repayment of long-term debt	(18)	(7,520)
Dividends	(655)	(455)
	4,232	(7,975)
Investing activities:		
Proceeds on disposal of fixed assets	3	1,953
Purchase of fixed assets (note 2)	(148)	(4,647)
	(145)	(2,694)
Increase (decrease) in cash	(4,822)	2,744
Cash, beginning of period	4,822	2,078
Cash, end of period	$ –	$ 4,822
Supplemental cash flow information:		
Total interest paid	$ 15	$ 384
Total income taxes paid	2,758	9,289

See accompanying notes to consolidated financial statements.

TST SOLUTIONS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of dollars)

Period from January 2, 2000 to March 5, 2000 and fifty-two weeks ended January 1, 2000

TST Solutions Inc. (the "Corporation") is amalgamated under the laws of the Province of Ontario. The Corporation is engaged principally in the provision of transportation services.

On January 2, 2000, the Corporation amalgamated with EIE Family Holdings Inc. and continued under the name TST Solutions Inc.

The Corporation's wholly owned subsidiary corporations as at March 5, 2000 are as follows:

TST Expedited Services Inc.
Champlain Express Transport Inc.
Overland Express International, Inc.
Overland Western International, Inc.
TNT Scheduled Services Inc.

1. Significant accounting policies:

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The more significant accounting policies are as follows:

(a) Principles of consolidation:

The accompanying consolidated financial statements include the accounts of the Corporation and its subsidiary corporations after elimination of all significant intercompany balances and transactions.

Investments in corporations over which the Corporation does not exercise significant influence are recorded at cost.

(b) Inventories:

Inventories are stated at the lower of cost and net realizable value. Cost is determined on the first-in, first-out basis.

(c) Fixed assets:

Fixed assets are recorded at cost. Depreciation is recorded on a straight-line basis using rates that will charge operations with the cost of these assets over their estimated useful lives, as follows:

Buildings	8 - 40 years
Revenue equipment:	
Highway tractors	5 years
City tractors	7 years
Trailers	6 - 8 years
Terminal and office equipment	3 - 5 years
Leasehold improvements	3 years

(d) Income taxes:

The asset and liability method is used for accounting for income taxes. Under this method, future income tax assets and liabilities are determined using income tax rates and income tax laws that are expected to apply when the asset is realized or the liability is settled.

Future income tax assets and liabilities represent the tax benefit or tax liability arising from the differences between the tax basis of an asset or liability and its carrying value. Future income tax assets also include the tax benefit of unused tax losses.

The amount of future income tax assets recorded is limited to the amount which is more likely than not to be realized.

(e) Pension costs and obligations:

The Corporation contributes to multi-employer pension plans and maintains a money purchase plan for salaried employees.

(f) Foreign exchange:

Foreign currency assets and liabilities are translated into Canadian dollars using the temporal method. Under this method, assets and liabilities of a monetary nature are translated at current rates and other balance sheet items are translated at historical rates.

(g) Use of estimates:

Management of the Corporation has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenue and expenses and the disclosure of contingent liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

2. **Fixed assets:**

	Cost	Accumulated depreciation	March 5, 2000 Net book value
Land	$ 5,682	$ –	$ 5,682
Buildings	11,634	1,067	10,567
Revenue equipment	2,615	2,302	313
Terminal equipment	375	167	208
Other equipment	3,326	1,093	2,233
Leasehold improvements	40	22	18
	$ 23,672	$ 4,651	$ 19,021

	Cost	Accumulated depreciation	January 1, 2000 Net book value
Land	$ 5,682	$ –	$ 5,682
Buildings	11,634	968	10,686
Revenue equipment	2,615	2,221	394
Terminal equipment	247	175	72
Other equipment	3,323	924	2,399
Leasehold improvements	40	20	20
	$ 23,541	$ 4,288	$ 19,253

During the period ended January 1, 2000, the Corporation acquired land and building and assumed a mortgage in the amount of $1,627. The acquisition has been presented in the statement of cash flows, net of the mortgage assumed.

3. **Bank indebtedness:**

The Corporation has a revolving credit facility (operating line of credit) for demand loans up to $20 million for a term of three years of which $1,203 was drawn at March 5, 2000. The demand loans bear interest at a rate that fluctuates with prime and is secured by a general assignment of all assets of the Corporation. On March 6, 2000, the revolving facility was repaid and cancelled.

4. **Long-term debt:**

	March 5, 2000	January 1, 2000
Mortgage	$ 1,566	$ 1,584
Less current portion	112	112
	$ 1,454	$ 1,472

The mortgage is for a term of five years and is due on February 1, 2004. It bears interest at a rate of 10.5% per annum and is secured by a freehold property.

Principal repayments over the remaining term and thereafter are as follows:

Fifty-two weeks ending in:	
2001	$ 114
2002	126
2003	139
2004	1,187
	$ 1,566

Interest on long-term debt amounted to $27 (January 1, 2000 - $395).

5. Share capital:

	March 5, 2000	January 1, 2000
Authorized:		
Unlimited Class A voting shares		
Unlimited Class B shares		
Unlimited Class C voting shares		
Unlimited Class D shares		
Unlimited Class E shares		
Issued and outstanding:		
31,325 Class A shares (January 1, 2000 - 200,000)	$ 31	$ 200
357,908 Class B shares (January 1, 2000 - 1,620,000)	358	1,620
168,675 Class C voting shares (January 1, 2000 - nil)	1,117	–
104,688 Class D shares (January 1, 2000 - nil)	105	–
1,157,404 Class E shares (January 1, 2000 - nil)	7,666	–
	$ 9,277	$ 1,820

The Corporation modified its articles on January 2, 2000 to create Class C, Class D and Class E shares. During the period ended March 5, 2000, the following share conversions occurred:

(i) 168,675 Class A shares were converted to 168,675 Class C shares; and

(ii) 1,262,092 Class B shares were converted to 104,688 Class D shares and 1,157,404 Class E shares.

Pursuant to a special resolution of shareholders dated March 3, 2000, the Corporation increased the stated capital of Class C shares by $948 and Class E shares by $6,509. The increases in stated capital were charged to retained earnings.

6. Income taxes:

Income tax expense is based on the following:

	March 5, 2000	January 1, 2000
Income from operations before income taxes	$ 77	$17,898
Non-deductible item	53	279
Accounting income subject to income taxes	$ 130	$18,177
Income tax expense at combined federal and provincial income tax rates of approximately 43.0% (January 1, 2000 — 42.8%)	$ 56	$ 7,773

7. Commitments and guarantees:

(a) Operating lease agreements:

The Corporation has entered into lease agreements, primarily for equipment, for various periods for a total maximum rental amount of approximately $16,648. The minimum lease payments required over the next five periods of fifty-two weeks with respect to the leases in effect at March 5, 2000 are as follows:

Fifty-two weeks ending in:	
2001	$ 5,209
2002	4,451
2003	3,538
2004	2,698
2005	752
	$ 16,648

(b) Partial pension withdrawal liability:

On February 17, 2000, a notice and demand for payment of approximately U.S. $340 was received by the Overland Express division of the Company relating to a partial withdrawal liability under the provisions of the Central States Southeast and Southwest Areas Pension Funds. Any such claims are subject to an indemnity pursuant to an Indemnity Agreement dated January 4, 1998 with the former owners of the division. Accordingly, no provision has been reflected in the accompanying financial statements for this matter.

(c) Letters of credit:

At March 5, 2000, the Corporation's bankers had issued letters of credit totalling $1,310. These letters of credit were subsequently cancelled on March 6, 2000.

8. Financial instruments:

The carrying values of cash, accounts receivable and accounts payable and accrued liabilities approximate the fair values on a discounted cash flow basis because of the near-term maturity of these amounts.

The carrying value of long-term debt approximates its fair value as the interest rates are linked to prime or the interest rates specified approximate current market rates of interest.

The fair value of the investment is not readily determinable as this asset is not traded in an active and liquid market.

9. Subsequent event:

On March 6, 2000, all of the issued and outstanding shares of the Corporation were acquired by 1402149 Ontario Inc., a subsidiary of TransForce Inc. The Corporation and 1402149 Ontario Inc. were amalgamated immediately following the acquisition. The amalgamated entity will carry on business as TST Solutions Inc.

LETTER OF TRANSMITTAL AND ELECTION FORM – FORM #1
FOR REGISTERED HOLDERS OF COMMON SHARES OF
TRANSFORCE INC.

EXCHANGE FOR TRUST UNITS ONLY

This Letter of Transmittal and Election Form is for use by registered holders ("Shareholders") of Common Shares ("Common Shares") of TransForce Inc. (the "Company") in connection with the confirmation of By-Law No. 2002-A that is being submitted for approval at a special general meeting of Shareholders to be held on September 12, 2002 (the "Meeting"). If confirmed, By-Law No. 2002-A will amend the Articles of the Company. The amendment of the Articles and related agreements (collectively, the "Transaction") will have the effect of converting the Company from a corporate entity into TransForce Income Fund (the "Fund"), an income trust which will make monthly distributions of its available cash to the holders of its units (the "Trust Units"). Shareholders are referred to the management proxy circular of the Company (the "Proxy Circular") that accompanies this Letter of Transmittal and Election Form. Capitalized terms used but not defined in this Letter of Transmittal and Election Form that are defined in the Proxy Circular have the respective meanings set out in the Proxy Circular.

This Letter of Transmittal and Election Form is for use by Shareholders who wish to exchange their Common Shares for Trust Units only. Shareholders who wish to exchange their Common Shares for Tracking Share Units or for a combination of Trust Units and Tracking Share Units, or who wish to use the Holding Company Alternative, should obtain a Letter of Transmittal and Election Form – Form #2, from the Secretary of the Company.

The Instructions and Rules set out below should be read carefully before this Letter of Transmittal and Election Form is completed.

This Letter of Transmittal and Election Form, properly completed and signed, together with all other required documents, must accompany all certificates representing Common Shares deposited for exchange pursuant to the Transaction and must be delivered in accordance with the terms of delivery herein by 5:00 p.m. (Montreal time) on September 24, 2002 (the "Election Deadline").

A Shareholder who uses this Letter of Transmittal and Election Form will exchange his or her Common Shares for fully paid and non-assessable Trust Units of the Fund on a one-for-one basis. A Shareholder who so elects must deposit his or her Common Share certificate with the Exchange Agent by delivering the certificate to CIBC Mellon Trust Company, Attention: Special Projects Department, 199 Bay Street, Securities Level, Toronto, Ontario M5L 1G9 in the sand-coloured return envelope provided or to one of the addresses set out on the last page of this Letter of Transmittal and Election Form.

If all of the conditions of the Transaction are satisfied, all of the Common Shares of each Shareholder holding Common Shares as of the Closing Date (other than Shareholders who have elected to receive Tracking Share Units, a combination of Trust Units and Tracking Share Units, or who elected to use the Holding Company Alternative) shall be deemed to be exchanged, on a one-for-one basis, for fully paid and non-assessable Trust Units.

IN ORDER FOR A SHAREHOLDER TO EXCHANGE HIS OR HER COMMON SHARES FOR TRUST UNITS, SHAREHOLDERS ARE REQUIRED TO DEPOSIT THE CERTIFICATES REPRESENTING COMMON SHARES WITH THE EXCHANGE AGENT. THIS LETTER OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, MUST ACCOMPANY ALL DEPOSITS OF CERTIFICATES OF COMMON SHARES TO BE EXCHANGED FOR TRUST UNITS.

If the Exchange Agent does not receive a Letter of Transmittal and Election Form, properly completed and signed, together with all other required documents, before the Election Deadline, such Shareholder will be deemed to have elected to receive only Trust Units in exchange for such Shareholder's Common Shares.

Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Common Shares.

A Shareholder who is a Non-Resident is entitled to receive Trust Units only and will, upon filing of a properly completed Letter of Transmittal and Election Form, together with certificates representing his or her Common Shares, receive in exchange for his or her Common Shares an equal number of Trust Units.

Registration of interests in and transfers of the Trust Units will be made through a book-based system (the "Book-Entry System") administered by The Canadian Depository for Securities Limited ("CDS"). It is necessary for Shareholders to identify a participant in the CDS depository service (a "CDS Participant") through which their Trust Units will be held. The CDS Participant should be identified in Box B below. On or about the Closing Date, the Trustee of the Fund will deliver to CDS certificates evidencing the aggregate number of Trust Units issued in connection with the Transaction. **Shareholders who exchange their Common Shares for Trust Units under this Letter of Transmittal and Election Form will not receive certificates representing Trust Units.** Upon exchange of the Common Shares for Trust Units, Shareholders will receive only a customer confirmation from the registered dealer which is a CDS Participant and through which the Trust Units are held. Subsequently, all rights of Unitholders may be exercised through, and all payments or other property to which such Unitholder is entitled may be made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Trust Units.

TO: **TRANSFORCE INC.**

AND TO: **TRANSFORCE INCOME FUND**

AND TO: **CIBC MELLON TRUST COMPANY**
at its address set out below

The undersigned hereby deposits with you, for exchange upon the Closing Date becoming effective, the enclosed certificate or certificates for Common Shares, details of which are as follows:

Certificate Number	Name and Address of Registered Holder	Number of Common Shares

(1) If space is insufficient, please attach a separate schedule to this Letter of Transmittal and Election Form.

Part 1— ELECTION FOR SHAREHOLDERS*

Under the Transaction, the undersigned hereby elects to have the deposited Common Shares represented by the above certificate or certificates exchanged as follows:

____________________ **Common Shares for Trust Units**
(Number of Common Shares)

(please fill in the number of Common Shares you elect to exchange for Trust Units — each Common Share is exchangeable for one Trust Unit)

If a Shareholder fails to make an election, or the election fails to comply with the other requirements of such election prior to the Election Deadline, the Shareholder will be deemed to have elected to receive Trust Units of the Fund in exchange for such Common Shares.

* **Note: A Shareholder who is a Non-Resident but who properly completes and signs this Letter of Transmittal and Election Form and delivers it to the Exchange Agent before the Election Deadline will receive one Trust Unit for each deposited Common Share. Any election otherwise made by such Shareholder will be deemed to be an election to receive Trust Units.**

Part 2— GENERAL

In the case of a Shareholder who elects or is deemed to have elected to receive Trust Units in exchange for the Common Shares of that Shareholder, upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, properly completed and signed; (ii) a certificate or certificates representing the Common Shares to be exchanged; and (iii) any other required documentation which may be specified by the Exchange Agent, and following the Closing Date, a certificate or certificates for the Trust Units to which the undersigned is entitled under the Transaction will be sent by the Fund or its agent to CDS. **Shareholders who exchange their Common Shares for Trust Units under this Letter of Transmittal and Election Form will not receive certificates representing Trust Units.**

The undersigned covenants, represents and warrants that: (i) the undersigned is the owner of the Common Shares being deposited; (ii) such shares are owned by the undersigned free and clear of all hypothecs, mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned is a Non-Resident or not a Non-Resident of Canada, as indicated in Box C below; (iv) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form and all information inserted into this Letter of Transmittal and Election Form by the undersigned is accurate; and (v) unless the undersigned shall have revoked this Letter of Transmittal and Election Form by notice in writing given to the Exchange Agent not later than 5:00 p.m. (Montreal time) on the last Business Day preceding the Closing Date of the Transaction, the undersigned will not, prior to such time, transfer or permit to be transferred any of the Common Shares, represented by the share certificates enclosed with this Letter of Transmittal and Election Form.

By virtue of the execution of this Letter of Transmittal and Election Form, the undersigned shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited for exchange will be determined by the Fund in its sole discretion and that such determination shall be final and binding and the undersigned acknowledges that there shall be no duty or obligation on either the Company, the Fund, the Exchange Agent, or any other person to give notice of any defect or irregularity and no liability shall be incurred by any of them for failure to give such notice.

The covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Transaction.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and Election Form or a proxy granted for use at the Meeting to be held to consider the confirmation of By-Law No. 2002-A, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Common Shares being deposited. No subsequent authority, other than a proxy granted for use at the Meeting to be held to consider the Transaction, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Common Shares. Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form will survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

If the Transaction is not completed, the deposited Common Shares and all other ancillary documents will be returned by insured first class mail, postage prepaid, to the undersigned. The undersigned recognizes that the Company has no obligation pursuant to the instructions given below to transfer any of the undersigned's Common Shares if the Transaction is not completed.

By reason of the use by the undersigned of this Letter of Transmittal and Election Form, the undersigned is deemed to have required that any contract evidenced by the Transaction as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn up exclusively in the English language. En raison de l'usage des présentes lettre d'envoi et formule de choix par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l'opération, qui est accepté au moyen des présentes lettre d'envoi et formule de choix, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

Please carefully review the Instructions and Rules before completing the following information:

A. Name of Shareholder

____
(Name) (Please Print)

____
(Street Address)

____

____
(City) (Province or State) (Postal or Zip Code)

____
(Telephone — Business Hours)

____
(Social Insurance or Social Security Number)

B. CDS Participant

The Trust Units will be held through the CDS Participant indicated below.

____
(Name) (Please Print)

____
(Street Address)

____

____
(City) (Province or State) (Postal or Zip Code)

____
(Telephone — Business Hours)

____
(Social Insurance or Social Security Number)

C. Information Regarding Residence of Shareholders

The undersigned represents that he, she or it:

is not a Non-Resident of Canada for tax purposes

OR

is a Non-Resident of Canada for tax purposes

Shareholders that are Non-Residents of Canada indicate country of residence: _______________________________

Signature Guaranteed By:
(if required under Instruction 4)

DATED: _______________________________, 2002

____
Authorized Signature

____
(Signature of Holder or Authorized Representative)

____
Name of Guarantor (Please Print)

____
(Signature of any Joint Holder)

____
Address (Please Print or Type)

____
Name of Shareholder (Please Print)

____
(Name of Authorized Representative) (Please Print)

INSTRUCTIONS AND RULES:

1. **Use of Letter of Transmittal and Election Form**

(a) If a Shareholder elects to receive Trust Units, this Letter of Transmittal and Election Form (or a manually signed facsimile thereof) together with the accompanying certificate or certificates representing Common Shares must be received by the Exchange Agent at one of the addresses specified below by the Election Deadline.

(b) The method used to deliver this Letter of Transmittal and Election Form and the accompanying certificate or certificates representing Common Shares is at the option and risk of the sender, and delivery will be deemed to be effective only when such documents are actually received. The Company recommends that the necessary documentation be hand delivered to the Exchange Agent in accordance with the terms of delivery herein and a receipt obtained; otherwise the use of registered, insured mail, with return receipt requested, is recommended. A pre-addressed sand-coloured return envelope is enclosed for your convenience. **Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Common Shares.**

2. **CDS Participant**

Registration of interests in and transfers of the Trust Units will be made through the Book-Entry System administered by CDS. Shareholders must identify a CDS Participant through which their Trust Units will be held. The CDS Participant should be identified in Box B above. **Shareholders should contact their broker or investment dealer for instructions and assistance in identifying a CDS Participant.**

3. **Signatures**

(a) This Letter of Transmittal and Election Form must be filled in, dated and signed by the holder of the Common Shares or by such holder's duly authorized representative in accordance with Instruction 4.

(b) If this Letter of Transmittal and Election Form is signed by the registered owner of the accompanying share certificate, such signature on this Letter of Transmittal and Election Form must correspond with the name as registered or as written on the face of such share certificate without any change whatsoever, and the share certificate need not be endorsed for transfer. If such transmitted certificate is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(c) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner of the accompanying share certificate, or if Trust Units of the Fund are to be issued to a person other than the registered owner of the accompanying share certificates:

(i) such accompanying share certificate must be endorsed or be accompanied by an appropriate share transfer power of attorney properly completed by the registered owner; and

(ii) the signature on such endorsement or power of attorney must correspond exactly to the name of the registered owner as registered or as appearing on the accompanying share certificate and must be guaranteed as noted in Instruction 4.

4. **Guarantee of Signatures**

(a) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner of the Common Shares, or if the Transaction is not approved by the Shareholders and the Common Shares are to be returned to a person other than such registered owner or sent to an address other than the address of the registered owner as shown on the register of Common Shares or if Trust Units are to be issued to a person other than the registered owner, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Exchange Agent (except that no guarantee is required if the signature is that of an Eligible Institution).

181

(b) An "Eligible Institution" means a Canadian Schedule I bank, a major Canadian trust company or a member firm of a recognized Medallion Program (STAMP, SEMP or MSP).

5. **Fiduciaries, Representatives and Authorizations**

Where this Letter of Transmittal and Election Form is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of authority to act. Any of the Company, the Fund or the Exchange Agent, in their sole discretion, may require additional evidence of authority or additional documentation.

6. **Miscellaneous**

(a) If Common Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be completed and signed for each different registration.

(b) Shareholders must complete the information in the box under the heading "Information Regarding Residence of Shareholders", indicating whether the Shareholder is not a Non-Resident or is a Non-Resident of Canada.

(c) No alternative, conditional or contingent deposits will be accepted.

(d) Additional copies of this Letter of Transmittal and Election Form may be obtained from the Exchange Agent at one of the addresses specified below.

(e) It is strongly recommended that prior to completing this Letter of Transmittal and Election Form, Shareholders read the accompanying Proxy Circular.

(f) The Company and the Fund reserve the right, if they so elect in their absolute discretion, to instruct the Exchange Agent to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by them.

7. **Lost Certificates**

If a certificate representing Common Shares has been lost, apparently destroyed, wrongfully taken or mislaid, the registered holder of such shares should immediately contact the Exchange Agent, so that arrangements can be made to issue a replacement share certificate to such holder upon such holder satisfying such reasonable requirements as may be imposed by the Company in connection with the issuance of such replacement certificate.

8. **Governing Law**

The Transaction and any contract resulting from the approval of the Transaction shall be governed by and construed in accordance with the laws of the Province of Quebec. Each party to a contract resulting from the approval of the Transaction unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Quebec.

ADDRESSES OF THE EXCHANGE AGENT,

CIBC MELLON TRUST COMPANY

By Hand or Courier

CIBC Mellon Trust Company

in Montreal

2001 University Street
16th Floor
Montreal, Quebec
H3A 2A6

in Toronto

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9
Tel: (416) 643-5500

Toll Free: 1-800-387-0825

E-mail:

Inquiries@cibcmellon.com

By Mail

CIBC Mellon Trust Company

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

LETTER OF TRANSMITTAL AND ELECTION FORM – FORM #2
FOR REGISTERED HOLDERS OF COMMON SHARES OF
TRANSFORCE INC.

EXCHANGE FOR: TRACKING SHARE UNITS; A COMBINATION OF TRUST UNITS AND TRACKING SHARE UNITS; OR EXCHANGE OF HOLDING COMPANY SHARES

This Letter of Transmittal and Election Form is for use by registered holders ("Shareholders") of Common Shares ("Common Shares") of TransForce Inc. (the "Company") in connection with the confirmation of By-Law No. 2002-A that is being submitted for approval at a special general meeting of Shareholders to be held on September 12, 2002 (the "Meeting"). If confirmed, By-Law No. 2002-A will amend the Articles of the Company. The amendment of the Articles and related agreements (collectively, the "Transaction") will have the effect of converting the Company from a corporate entity into TransForce Income Fund (the "Fund"), an income trust which will make monthly distributions of its available cash to the holders of its units (the "Trust Units"). Shareholders are referred to the management proxy circular of the Company (the "Proxy Circular") that accompanies this Letter of Transmittal and Election Form. Capitalized terms used but not defined in this Letter of Transmittal and Election Form that are defined in the Proxy Circular have the respective meanings set out in the Proxy Circular.

This Letter of Transmittal and Election Form is for use by Shareholders who wish to exchange their Common Shares for Tracking Share Units, or a combination of Trust Units and Tracking Share Units, or who wish to use the Holding Company Alternative. Shareholders who wish to exchange their Common Shares for Trust Units only should obtain a Letter of Transmittal and Election Form – Form #1, from the Exchange Agent.

The Instructions and Rules set out below should be read carefully before this Letter of Transmittal and Election Form is completed.

This Letter of Transmittal and Election Form, properly completed and signed, together with all other required documents, must accompany all certificates representing Common Shares deposited for exchange pursuant to the Transaction and must be delivered in accordance with the terms of delivery herein by 5:00 p.m. (Montreal time) on September 24, 2002 (the "Election Deadline").

A Shareholder who uses this Letter of Transmittal and Election Form may exchange his or her Common Shares in one of two ways:

(i) a Shareholder who is **not** a non-resident (a "Non-Resident") of Canada within the meaning of the *Income Tax Act* (Canada) may, subject to compliance with the Instructions and Rules, elect to receive in exchange for all or a portion of his or her Common Shares, units (the "Tracking Share Units") each consisting of one Tracking Share and one common share (the "TFI Holdings Common Shares") of TFI Holdings Inc. ("TFI Holdings"), or a combination of fully paid and non-assessable Trust Units and Tracking Share Units. A Shareholder who so elects must deposit his or her Common Share certificate with the Secretary of the Company, Ms. Josiane-Mélanie Langlois, at 6600 chemin St-François, Montreal, Quebec, H4S 1B7, Telephone: (514) 856-7500, Facsimile: (514) 332-9527 and will be required to execute various agreements and documents.

(ii) a Holdco Shareholder who is **not** a Non-Resident may, subject to compliance with the Instructions and Rules, elect to use the Holding Company Alternative as set out in the Proxy Circular, and receive Tracking Share Units, or a combination of Trust Units and Tracking Share Units. A Holdco Shareholder who so elects must deposit certificates representing his or her Holding Company Shares and Common Shares owned by such Holding Company with the Secretary of the Company, Ms. Josiane-Mélanie Langlois, at 6600 chemin St-François, Montreal, Quebec, H4S 1B7, Telephone: (514) 856-7500, Facsimile: (514) 332-9527 and will be required to execute a Holding Company Purchase Agreement and other related agreements and documents.

A person who wishes to use either of the options outlined in method (i) or (ii) above should immediately complete and execute this Letter of Transmittal and Election Form, select the appropriate election and deliver this Letter of Transmittal and Election Form, together with certificates representing the Common Shares and Holding Company Shares, if applicable, to be exchanged to the Secretary of the Company, Ms. Josiane-Mélanie Langlois, at 6600 chemin St-François, Montreal, Quebec, H4S 1B7, Telephone: (514) 856-7500, Facsimile: (514) 332-9527. Such person should

then contact the Secretary of the Company, who will provide the Shareholder with the documentation required to effect the applicable election.

Any person who elects under this Letter of Transmittal and Election Form to exchange Common Shares for Tracking Share Units or a combination of Trust Units and Tracking Share Units or to proceed under the Holding Company Alternative and who fails to comply with the other requirements of such election prior to the Election Deadline will be deemed to have elected to receive only Trust Units in exchange for such Common Shares.

THIS LETTER OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, MUST ACCOMPANY ALL DEPOSITS OF CERTIFICATES OF COMMON SHARES TO BE EXCHANGED FOR TRACKING SHARE UNITS, OR A COMBINATION OF TRUST UNITS AND TRACKING SHARE UNITS, OR BY SHAREHOLDERS USING THE HOLDING COMPANY ALTERNATIVE.

If the Secretary does not receive this Letter of Transmittal and Election Form, properly completed and signed, together with all other required documents, before the Election Deadline, such Shareholder will be entitled to receive only Trust Units in exchange for such Shareholder's Common Shares.

Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Common Shares.

A Shareholder or Holdco Shareholder who is a Non-Resident is not entitled to use either option (i) or (ii) above and will, upon filing of a properly completed Letter of Transmittal and Election Form, together with certificates representing his or her Common Shares, receive in exchange for his or her Common Shares an equal number of Trust Units.

Registration of interests in and transfers of the Trust Units will be made through a book-based system (the "Book-Entry System") administered by The Canadian Depository for Securities Limited ("CDS"). If a Shareholder elects to receive Trust Units pursuant to this Letter of Transmittal and Election Form, it is necessary for the Shareholder to identify a participant in the CDS depository service (a "CDS Participant") through which the Trust Units will be held. The CDS Participant should be identified in Box B below. On or about the Closing Date, the Trustee of the Fund will deliver to CDS certificates evidencing the aggregate number of Trust Units issued in connection with the Transaction. **Shareholders who exchange their Common Shares for Trust Units under this Letter of Transmittal and Election Form will not receive certificates representing Trust Units.** Upon exchange of the Common Shares for Trust Units, Shareholders will receive only a customer confirmation from the registered dealer which is a CDS Participant and through which the Trust Units are held. Subsequently, all rights of Unitholders may be exercised through, and all payments or other property to which such Unitholder is entitled may be made or delivered by, CDS or the CDS Participant through which the Unitholder holds such Trust Units.

185

TO: **TRANSFORCE INC.**

AND TO: **TRANSFORCE INCOME FUND**

AND TO: **TFI HOLDINGS INC.**

The undersigned hereby deposits with you, for exchange upon the Transaction becoming effective, the enclosed certificate(s) for Common Shares, details of which are as follows:

Certificate Number	Name and Address of Registered Holder	Number of Common Shares

(1) If you are using the Holding Company Alternative, insert in the box above details of the Common Shares owned by your Holding Company.

(2) If space is insufficient, please attach a separate schedule to this Letter of Transmittal and Election Form.

Part 1— FOR SHAREHOLDERS WHO ARE NOT NON-RESIDENTS AND ELECT TO RECEIVE TRACKING SHARE UNITS

By checking Box E under the heading "Election For Canadian Resident Shareholders Who Elect to Receive Tracking Share Units", the undersigned: (i) requests a tax election filing package; (ii) represents that the undersigned is not a Non-Resident (as defined in the Proxy Circular) or a partnership that owns Common Shares where one or more of its members would be a Non-Resident if such member held such Common Shares directly; (iii) acknowledges that the undersigned will prepare the appropriate tax election(s) that will be included in the tax election package and send such documents to the Secretary of the Company, Ms. Josiane-Mélanie Langlois, at 6600 chemin St-François, Montreal, Quebec, H4S 1B7, Telephone: (514) 856-7500, Facsimile: (514) 332-9527 so that they are received by the Secretary of the Company no later than the Election Deadline; and (iv) acknowledges that none of the addressees above (A) has made any representation as to the tax or other consequences of utilizing this election, or (B) bears any responsibility for the completeness or accuracy of any form to be filed with any governmental authority in respect of this election or for the filing on a timely basis of such form (including late filing penalties). With the exception of execution by TFI Holdings, compliance with the requirements for valid tax elections will be the sole responsibility of the Shareholder making the elections. Accordingly, the Company, the Fund and TFI Holdings will not be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure of anyone to properly complete any election or properly file it within the time prescribed and in the form prescribed under the *Income Tax Act* (Canada) (or the corresponding provisions of any applicable provincial tax legislation).

Shareholders are cautioned that use of such an election may not be appropriate for all Shareholders and that certain risks are associated with such an election, including: the non-transferable nature of Tracking Share Units; the fact that no opinion has been obtained by the Company or the Fund as to the tax or other consequences of such elections to a particular Shareholder and that neither the Company nor the Fund is providing any representation as to the tax consequences of such an election; and difficulties associated with the enforcement of distribution and exchange rights of the holders of Tracking Shares, particularly upon the occurrence of certain insolvency events. Use of this alternative by a particular Shareholder may have income tax or other consequences to such Shareholder and as noted above no opinion has been obtained by the Company or the Fund as to the tax consequences of such election to a particular Shareholder. Shareholders are urged to consult their own legal and tax advisors with respect to the consequences (tax and otherwise) and risks associated with electing this alternative.

Part 2— ELECTION FOR SHAREHOLDERS*

Under the Transaction, the undersigned hereby elects to have the deposited Common Shares represented by the above certificate or certificates exchanged as follows:

TRACKING SHARE UNITS/TRUST UNITS

(i) ______________________ (Number of Common Shares) **Common Shares for Tracking Share Units only**

(**please fill in the number of Common Shares** you elect to exchange for Tracking Share Units — each Common Share is exchangeable for one Tracking Share Unit)

(ii) ______________________ (Number of Common Shares) **Common Shares for a combination of __________Tracking Share Units and _____________ Trust Units**

(**please fill in the number of Common Shares** you elect to exchange for a combination of Tracking Share Units and Trust Units — each Common Share is exchangeable for one Tracking Share Unit or one Trust Unit)

HOLDING COMPANY SHARES

(iii) ______________________ (Number of Common Shares) **Holding Company Shares for Tracking Share Units only**

(**please fill in the number of Common Shares** held by your Holding Company). If you so elect, you are required to deposit certificates representing your Holding Company Shares and Common Shares.

(iv) ______________________ (Number of Common Shares) **Holding Company Shares for a combination of _______ Tracking Share Units and ___________ Trust Units**

(**please fill in the number of Common Shares** held by your Holding Company). If you so elect, you are required to deposit certificates representing your Holding Company Shares and Common Shares.

If a Shareholder fails to make an election, or the election fails to comply with the other requirements of such election prior to the Election Deadline, the Shareholder will be deemed to have elected to receive only Trust Units in exchange for such Common Shares.

The total of the numbers filled in above must equal the number of Common Shares represented by the share certificate or certificates enclosed with this Letter of Transmittal and Election Form.

A Shareholder may elect to receive a combination of Trust Units and Tracking Share Units. Such a Shareholder must specify in (ii) above the number of Tracking Share Units to be received and the number of Trust Units to be received and comply with the other requirements of each such election. A Holdco Shareholder electing to proceed under the Holding Company Alternative may also elect to receive a combination of Trust Units and Tracking Share Units. Such a Holdco Shareholder must specify in (iv) above the number of Tracking Share Units to be received and the number of Trust Units to be received.

* *Note:* **A Shareholder who is a Non-Resident but who properly completes and signs this Letter of Transmittal and Election Form and delivers it to the Secretary of the Company or the Exchange Agent before the Election Deadline will receive one Trust Unit for each deposited Common Share. Any election otherwise made by such Shareholder will be deemed to be an election to receive Trust Units.**

Part 3— GENERAL

In the case of a Shareholder who elects or is deemed to have elected to receive, in part, Trust Units in exchange for the Common Shares of that Shareholder, upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, properly completed and signed; (ii) a certificate or certificates representing the Common Shares to be exchanged; and (iii) any other

187

required documentation which may be specified by the Exchange Agent, and following the Closing Date, a certificate or certificates for the Trust Units to which the undersigned is entitled under the Transaction will be sent by the Fund or its agent to CDS. **Shareholders who exchange their Common Shares for, in part, Trust Units under this Letter of Transmittal and Election Form will not receive certificates representing Trust Units.**

In the case of a Shareholder who is not a Non-Resident and who has elected to exchange his or her Common Shares for Tracking Share Units, upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, properly completed and signed; (ii) a certificate or certificate representing the Common Shares to be exchanged; and (iii) any other required documentation which may be specified by the Company, the Fund or TFI Holdings, and following the Closing Date of the Transaction, a certificate or certificates for Tracking Shares and TFI Holdings Common Shares to which the undersigned is entitled under the Transaction will be sent by TFI Holdings or its agent to the address shown in Box A below or, if Box B is completed, to the address shown in Box B or, if Box C below is completed, the certificate or certificates will be held for pick up. In each case, the Tracking Share and TFI Holdings Common Share certificates will be registered in the name shown in Box A below. Copies of all agreements required for this election may be obtained from the Company by contacting the Secretary of the Company, Ms. Josiane-Mélanie Langlois, at 6600 chemin St-François, Montreal, Quebec, H4S 1B7, Telephone: (514) 856-7500, Facsimile: (514) 332-9527.

In the case of a person who is not a Non-Resident and who holds his or her Common Shares through a Holding Company and specifies that he or she has elected to adopt the Holding Company Alternative, upon receipt and deposit of: (i) this Letter of Transmittal and Election Form, properly completed and signed; (ii) a certificate or certificates representing all of the Holding Company Shares and all of the Common Shares owned by such Holding Company; and (iii) a Holding Company Purchase Agreement duly executed by the Holdco Shareholder and any other required documentation which may be specified by the Company, the Fund or TFI Holdings, and following the Closing Date of the Transaction, a certificate or certificates for Tracking Shares and TFI Holdings Common Shares to which the undersigned is entitled under the Transaction will be sent by TFI Holdings or its agent to the address shown in Box A below or, if Box B is completed, to the address shown in Box B or, if Box C below is completed, the certificate or certificates will be held for pick up. In each case, the Tracking Share and TFI Holdings Common Share certificates will be in the name shown in Box A below.

The undersigned covenants, represents and warrants that: (i) if the undersigned has elected to receive Tracking Share Units or Trust Units, the undersigned is the owner of the Common Shares being deposited; (ii) if the undersigned has elected to adopt the Holding Company Alternative, the Holding Company is the owner of the Common Shares being deposited, the undersigned is the beneficial owner of the Holding Company Shares being deposited and his or her Holding Company is a single-purpose holding company: (a) which was incorporated under the *Canada Business Corporations Act*, is resident in Canada and is a taxable Canadian corporation for purposes of the *Income Tax Act* (Canada); (b) of which one or more Holding Company shareholders, none of whom is a Non-Resident, are the beneficial owners of all issued and outstanding Holding Company Shares; (c) which has no assets other than Common Shares and no liabilities, contingent or otherwise, whatsoever; and (d) in respect of which, such Holding Company Shareholder has validly exercised the Holding Company Alternative by completing and delivering to the Secretary of the Company a duly completed Letter of Transmittal and Election Form and such other documents as the Company or the Fund may require in their sole discretion; (iii) such shares are owned by the undersigned or by the Holding Company free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iv) the undersigned is not a Non-Resident of Canada for tax purposes; (v) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and Election Form and all information inserted into this Letter of Transmittal and Election Form by the undersigned is accurate; and (vi) unless the undersigned shall have revoked this Letter of Transmittal and Election Form by notice in writing given to the Secretary of the Company not later than 5:00 p.m. (Montreal time) on the last Business Day preceding the Closing Date of the Transaction, the undersigned will not, prior to such time, transfer or permit to be transferred any of the Common Shares (and, in the case of Holdco Shareholders who adopt the Holding Company Alternative, any of the Holding Company Shares), represented by the share certificates enclosed with this Letter of Transmittal and Election Form.

The undersigned acknowledges that the intention of the Fund in creating the Tracking Share Units is to have the economic attributes associated with the Trust Units be, as nearly as practicable, equivalent to those of the Trust Units. The undersigned acknowledges that it understands that the Tracking Share Units may not be appropriate for all Shareholders, including the undersigned, and that certain risks are associated with such elections, including: the non-transferable nature of Tracking Shares; the fact that no opinion has been obtained by the Company as to the tax consequences of such elections to a particular Shareholder; and the difficulties associated with the enforcement of distribution and exchange rights of the holders of Tracking Shares, particularly upon the occurrence of certain insolvency events.

The undersigned further acknowledges that neither the Company, TFI Holdings, the Fund or any affiliate has any responsibility or liability for the completeness, accuracy or filing of any tax election form or information.

By virtue of the execution of this Letter of Transmittal and Election Form, the undersigned shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Common Shares (and Holding Company Shares, if the Holding Company Alternative is elected) deposited for exchange will be determined by the Fund in its sole discretion and that such determination shall be final and binding and the undersigned acknowledges that there shall be no duty or obligation on either the Company, TFI Holdings, the Fund, the Exchange Agent, or any other person to give notice of any defect or irregularity and no liability shall be incurred by any of them for failure to give such notice.

The covenants, representations and warranties of the undersigned herein contained shall survive the completion of the Transaction.

The undersigned revokes any and all authority, other than as granted in this Letter of Transmittal and Election Form or a proxy granted for use at the Meeting to be held to consider the confirmation of By-Law No. 2002-A, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Common Shares (and Holding Company Shares, if the Holding Company Alternative is elected) being deposited. No subsequent authority, other than a proxy granted for use at the Meeting to be held to consider the Transaction, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the deposited Common Shares (and Holding Company Shares, if the Holding Company Alternative is elected). Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal and Election Form will survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder is binding upon the heirs, legal representatives, successors and assigns of the undersigned.

The undersigned instructs TFI Holdings to mail the certificate or certificates representing Tracking Shares and TFI Holdings Common Shares promptly after the Closing Date, by insured first class mail, postage prepaid, in accordance with the instructions given in Box A or Box B below, or to hold such certificates for pick-up in accordance with the instructions given in Box C below. If the Transaction is not completed, the deposited Common Shares (and Holding Company Shares, if the Holding Company Alternative is elected) and all other ancillary documents will be returned by insured first class mail, postage prepaid, to the undersigned in accordance with the instructions in the preceding sentence. The undersigned recognizes that the Company has no obligation pursuant to the instructions given below to transfer any of the undersigned's Common Shares (and Holding Company Shares, if the Holding Company Alternative is elected) if the Transaction is not completed.

By reason of the use by the undersigned of this Letter of Transmittal and Election Form, the undersigned is deemed to have required that any contract evidenced by the Transaction as accepted through this Letter of Transmittal and Election Form, as well as all documents related thereto, be drawn up exclusively in the English language. En raison de l'usage des présentes lettre d'envoi et formule de choix par le soussigné, ce dernier est réputé avoir demandé que tout contrat attesté par l'arrangement, qui est accepté au moyen des présentes lettre d'envoi et formule de choix, de même que tous les documents qui s'y rapportent, soient rédigés exclusivement en anglais.

Please carefully review the Instructions and Rules before completing the following information:

A. Registration Instructions

Issue Tracking Share and TFI Holdings Common Share certificates in the name indicated below and enter the address indicated below in the share register.

____
(Name) (Please Print)

____
(Street Address)

____

____
(City) (Province or State) (Postal or Zip Code)

____
(Telephone — Business Hours)

____
(Social Insurance or Social Security Number)

B. Special Delivery Instructions

To be completed ONLY if the Tracking Share and TFI Holdings Common Share certificates are to be sent to someone other than the person shown in Box A or to an address other than the address shown in Box A.

Mail to the name and address below:

____
(Name) (Please Print)

____
(Street Address)

____

____
(City) (Province or State) (Postal or Zip Code)

C. Special Pick Up Instructions

Hold the Tracking Share and TFI Holdings Common Share certificates for pick-up at the offices of the Secretary of the Company, where this Letter of Transmittal and Election Form is deposited.

D. CDS Participant

The Trust Units (if any) will be held through the CDS Participant indicated below.

____
(Name) (Please Print)

____
(Street Address)

____

____
(City) (Province or State) (Postal or Zip Code)

____
(Telephone — Business Hours)

____
(Social Insurance or Social Security Number)

E. Election For Canadian Resident Shareholders Who Elect to Receive Tracking Share Units

Please check if you require a tax election package to be prepared and provided by TFI Holdings on your behalf and are eligible for a tax election package.

Eligible Shareholders or partnerships requesting a tax election filing package should check the appropriate box(es) below:

	Yes	No
The undersigned is a partnership (if so, please attach a schedule setting out the names, addresses, country of residence and ownership interest of each non-resident partner)		
The undersigned intends to file an election in Quebec		

Signature Guaranteed By:
(if required under Instruction 4)

DATED: ______________________________, 2002

____
Authorized Signature

____
(Signature of Holder or Authorized Representative)

____
Name of Guarantor (Please Print)

____
(Signature of any Joint Holder)

____
Address (Please Print or Type)

____
Name of Shareholder (Please Print)

____
(Name of Authorized Representative) (Please Print)

INSTRUCTIONS AND RULES:

1. **Use of Letter of Transmittal and Election Form**

(a) If a Shareholder elects to receive Tracking Share Units or a combination of Trust Units and Tracking Share Units or a Holdco Shareholder elects to adopt the Holding Company Alternative, this Letter of Transmittal and Election Form (or a manually signed facsimile thereof) together with the accompanying certificate or certificates representing Common Shares (and Holding Company Shares if the Holding Company Alternative is elected) must be received by the Secretary of the Company in accordance with the terms for delivery set forth herein before 5:00 p.m. (Montreal time) on September 24, 2002.

(b) The method used to deliver this Letter of Transmittal and Election Form and the accompanying certificate or certificates representing Common Shares (and Holding Company Shares, if the Holding Company Alternative is elected) is at the option and risk of the sender, and delivery will be deemed to be effective only when such documents are actually received. The Company recommends that the necessary documentation be hand delivered to the Secretary of the Company in accordance with the terms of delivery herein and a receipt obtained; otherwise the use of registered, insured mail, with return receipt requested, is recommended. **Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in delivering those Common Shares.**

2. **CDS Participant**

Registration of interests in and transfers of the Trust Units will be made through the Book-Entry System administered by CDS. Shareholders must identify a CDS Participant through which their Trust Units will be held. The CDS Participant should be identified in Box D above. **Shareholders should contact their broker or investment dealer for instructions and assistance in identifying a CDS Participant.**

3. **Signatures**

(a) This Letter of Transmittal and Election Form must be filled in, dated and signed by the holder of the Common Shares (of, if the Holding Company Alternative is elected, the holders of all Holding Company Shares) or by such holder's duly authorized representative in accordance with Instruction 4.

(b) If this Letter of Transmittal and Election Form is signed by the registered owner of the accompanying share certificate, such signature on this Letter of Transmittal and Election Form must correspond with the name as registered or as written on the face of such share certificate without any change whatsoever, and the share certificate need not be endorsed for transfer. If such transmitted certificate is owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal and Election Form.

(c) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner of the accompanying share certificate, or if certificates representing Tracking Shares and TFI Holdings Common Shares are to be issued to a person other than the registered owner of the accompanying share certificates:

(i) such accompanying share certificate must be endorsed or be accompanied by appropriate share transfer power of attorney properly completed by the registered owner; and

(ii) the signature on such endorsement or power of attorney must correspond exactly to the name of the registered owner as registered or as appearing on the accompanying share certificate and must be guaranteed as noted in Instruction 4.

4. **Guarantee of Signatures**

(a) If this Letter of Transmittal and Election Form is signed by a person other than the registered owner of the Common Shares (or Holding Company Shares, if the Holding Company Alternative is elected), or if the Transaction is not approved by the Shareholders and the Common Shares (and Holding Company Shares, if the Holding Company Alternative is elected) are to be returned to a person other than such registered owner or sent to an address other than the address of the registered owner as shown on the register of Common Shares or if a certificate or certificates representing Tracking Shares and TFI Holdings Common Shares are to be issued to a person other than the registered owner, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Exchange Agent (except that no guarantee is required if the signature is that of an Eligible Institution).

(b) An "Eligible Institution" means a Canadian Schedule I bank, a major Canadian trust company or a member firm of a recognized Medallion Program (STAMP, SEMP or MSP).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal and Election Form is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal and Election Form must be accompanied by satisfactory evidence of authority to act. Any of the Company, the Fund or TFI Holdings, in their sole discretion, may require additional evidence of authority or additional documentation.

6. Delivery Instructions

The box entitled "B — Special Delivery Instructions" should be completed only if the address to which the Tracking Share and TFI Holdings Common Share certificates are to be mailed is different from that provided in Box A. If neither Box B nor Box C is completed, any Tracking Share and TFI Holdings Common Share certificate or certificates issued in exchange for Common Shares (or Holding Company Shares, if the Holding Company Alternative is elected) will be mailed to the depositing Shareholder at the address indicated in Box A in this Letter of Transmittal and Election Form. If Box C is not completed and no address is provided in this Letter of Transmittal and Election Form, then any Tracking Share and TFI Holdings Common Share certificates will be mailed to the address of the Shareholder or Holding Company as it appears on the register of Common Shares as of the close of business on the day preceding the Closing Date.

7. Miscellaneous

(a) If Common Shares (and Holding Company Shares, if the Holding Company Alternative is elected) are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal and Election Form should be completed and signed for each different registration.

(b) No alternative, conditional or contingent deposits will be accepted.

(c) Additional copies of this Letter of Transmittal and Election Form may be obtained from the Secretary of the Company.

(d) It is strongly recommended that prior to completing this Letter of Transmittal and Election Form, Shareholders read the accompanying Proxy Circular.

(e) The Company, TFI Holdings, and the Fund reserve the right, if they so elect in their absolute discretion, to waive any defect or irregularity contained in any Letter of Transmittal and Election Form received by them.

8. Lost Certificates

If a certificate representing Common Shares has been lost, apparently destroyed, wrongfully taken or mislaid, the registered holder of such shares should immediately contact the Exchange Agent, so that arrangements can be made to issue a replacement share certificate to such holder upon such holder satisfying such reasonable requirements as may be imposed by the Company in connection with the issuance of such replacement certificate.

9. Governing Law

The Transaction and any contract resulting from the approval of the Transaction shall be governed by and construed in accordance with the laws of the Province of Quebec and the federal laws of Canada applicable therein. Each party to a contract resulting from the approval of the Transaction unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Quebec.

TRANSFORCE INC.

Proxy Solicited by the Management of the Company for the Special General Meeting of Shareholders

September 12, 2002

The undersigned shareholder of TRANSFORCE INC. (hereinafter referred to as the "Company"), revoking all proxies previously given, hereby appoints Alain Bédard or, failing him, Josiane-Mélanie Langlois, or instead of either of them, ______________________________, as proxyholder to attend and represent the undersigned shareholder and to exercise on behalf and in the name of the undersigned shareholder the voting rights attached to the shares registered in the name of the undersigned shareholder in the register of shareholders at the Special General Meeting of Shareholders of the Company to be held on **Thursday, September 12, 2002 at 9 a.m. at the Hôtel Sheraton Laval, 2440 Autoroute des Laurentides, Laval, Quebec**, and at any adjournment thereof, with the same authority as if the undersigned shareholder were present at the meeting or adjournment thereof, for the following purposes:

1. VOTE FOR ❑ VOTE AGAINST ❑

the special resolution annexed as Schedule A to the Management Proxy Circular, confirming By-Law No. 2002-A of the Company in order to amend the Articles of the Company with respect to the Common Shares.

The present proxy authorizes the above-named proxyholder to vote, in his/her discretion, with respect to any amendment, alteration or modification to the matters herein specified and with respect to such further or other matters as may properly come before the Meeting or any adjournment thereof. **Every shareholder has the right to appoint as proxyholder a person (who need not be a shareholder) other than a person whose name appears on this form to attend and act on his/her behalf and in his/her name at the Meeting. In order to do so, the shareholder must insert the name of such person in the space provided above for this purpose. In the absence of instructions by the shareholder on this form of proxy, the proxyholder shall vote for the matter set out above.** Alain Bédard and Josiane-Mélanie Langlois each undertakes, should he or she be appointed as proxyholder, to comply with the instructions of the shareholder.

If you do not expect to attend the Meeting in person, please date, sign and return this form of proxy in the envelope provided. Proxies to be used at the Meeting must be deposited with CIBC MELLON TRUST COMPANY, STOCK TRANSFER DEPARTMENT, 16th FLOOR, 2001 UNIVERSITY STREET, MONTREAL, QUEBEC H3A 2A6, *not later than the last business day preceding the day of the Meeting or with the Chairman of the Meeting before the commencement of the Meeting.* The proxy must be dated and signed by the shareholder or his/her representative authorized in writing. If this proxy is not dated, it is deemed to bear the date on which it was mailed by the Company. If shares are held jointly, any one of the joint shareholders may sign the proxy. Executors, administrators, trustees and other such shareholders must describe their functions in full. If shares belong to a corporation, the proxy must bear the seal or the signature of a duly authorized officer or attorney of such corporation.

Reference is made to the accompanying Management Proxy Circular.

DATED this __________ day of ____________________, 2002.

Name of Shareholder ____________________________________
Please print in block letters

Signature of Shareholder ____________________________________
please sign exactly as shares are registered

PART III

CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X (the "Form F-X") was filed by TransForce Inc. concurrently with this Form CB.

TransForce Inc. undertakes to promptly communicate any change in the name or address of the agent for service to the Securities and Exchange Commission by amendment of the Form F-X.

PART IV

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TransForce Inc.

By:______________________
Name: Pierre Richard
Title: Chief Financial Officer
Date: August 13, 2002

446408.1
09936-2001

EXHIBIT INDEX

Not Applicable

(97